Form 10-K, Exhibit 13
period 1996-12-31
STATE FINANCIAL SERVICES CORP
filed 1997-03-24
CIK 745614

                                                                     EXHIBIT 13

SFSW

PROFILE

THE COMPANY
State Financial Services Corporation (the "Company"), is a Wisconsin corporation with origins dating back to 1910. Based in Hales Corners, the Company is a bank holding company operating two community banks and a mortgage company serving Southeastern Wisconsin. State Financial Bank ("SFB") serves Milwaukee and Waukesha Counties with seven full-service offices and one loan production office. State Financial Bank-Waterford ("Waterford") currently operates one office in Racine County and has received regulatory approval to open a new full-service office in Burlington, expected to open in May 1997. In 1996 the Company formed State Financial Mortgage Company to service all our markets in Southeastern Wisconsin.

THE EMPLOYEES
The Company benefits from a strong employee base with impressive tenure among our staff. We believe the length of employment by our staff is a positive reflection on the type of company we have and the service we provide.

FINANCIAL PERFORMANCE
The Company had a record-setting year in 1996 with earnings exceeding the $4 million mark for the first time in the Company's history. At $4,006,000, earnings reflect a 22% increase over 1995. We also achieved a first in total assets at $301,222,000. The Company's common stock trades on the Nasdaq National Market tier of the Nasdaq Stock Market under the trading symbol "SFSW." For the year ended December 31, 1996 the overall market return on our stock was 42%.

CORPORATE PHILOSOPHY
The Company's philosophy is to operate a successful community bank, meeting the needs of our area with a wide range of quality products and services. While growth is important, continued safety and soundness are critical elements that will not be compromised. Our goals for the Company will be accomplished effectively and efficiently in order to deliver the fair and equitable return our shareholders have come to expect. It is with the investment and loyalty of our shareholders that we are able to carve a niche as a community bank, a role we see growing in the years to come. We'll continue to use our community banking tradition as the cornerstone which directs our vision for the future.

TABLE OF CONTENTS
   Financial Highlights ....................................................  1
   A Letter to All Shareholders ............................................  2
   Selected Consolidated Financial Data ....................................  4
   Management's Discussion and Analysis of Financial
      Condition and Results of Operations ..................................  5
   Report of Management .................................................... 20
   Report of Independent Auditors .......................................... 20
   Consolidated Balance Sheets ............................................. 21
   Consolidated Statements of Income ....................................... 22
   Consolidated Statements of Stockholders Equity .......................... 23
   Consolidated Statements of Cash Flow .................................... 24
   Notes to Consolidated Financial Statements .............................. 25
   Directors and Officers .................................................. 36
   Investor Information ...................... inside back cover and back cover

                                                            FINANCIAL HIGHLIGHTS

                                                                   [LOGO]

                                                                   STATE
                                                                  FINANCIAL
                                                                  SERVICES
                                                                CORPORATION

---------------------------------------------------------
                              1996       1995    % Change
---------------------------------------------------------
Operating Results
---------------------------------------------------------
 Net income                $  4,006   $  3,279      22.17
 Return on average assets      1.39%      1.33%      4.51
 Return on average equity     11.78%     11.22%      4.99
 Net interest margin           5.27%      5.44%     (3.13)
---------------------------------------------------------
Per Share Information
---------------------------------------------------------
 Earnings                  $   1.28   $   1.13      13.27
 Dividends                      .40        .33      21.12
 Book value at year end       11.11      10.19       9.03
 Market value at year end     16.67      11.98      39.15
---------------------------------------------------------
Financial Condition
---------------------------------------------------------
 Total assets              $301,222   $285,037       5.68
 Net loans                  199,063    183,043       8.75
 Total deposits             254,657    246,218       3.43
 Shareholders' equity        35,527     32,381       9.72
---------------------------------------------------------
$'s in thousands except per share data

[BAR GRAPH]

EARNINGS & DIVIDENDS PER SHARE

            1992     1993     1994    1995      1996
DIVIDENDS  $0.23    $.028    $0.29   $0.33     $0.40
EPS        $1.09    $0.88    $1.00   $1.13     $1.28

[BAR GRAPH]

MARKET VALUE PER SHARE

            1992     1993     1994    1995      1996
           $8.11     $8.86   $10.07   $11.98   $16.67

                 AT DECEMBER 31 OF EACH YEAR

[BAR GRAPH]

TOTAL ASSETS

  1992       1993       1994       1995       1996
$202,977   $226,124   $225,175   $285,037   $301,222

                DOLLARS IN THOUSANDS

[BAR GRAPH]

GROSS LOANS

  1992       1993       1994       1995       1996
$119,930   $130,254   $143,813   $185,754   $201,671

                DOLLARS IN THOUSANDS

[BAR GRAPH]

TOTAL DEPOSITS

  1992       1993       1994       1995       1996
$182,297   $199,768   $197,401   $246,218   $254,657

                DOLLARS IN THOUSANDS

[BAR GRAPH]

NET INCOME

  1992       1993       1994       1995       1996
 $2,083     $2,275     $2,807     $3,279     $4,006

                DOLLARS IN THOUSANDS

SFSW

A LETTER TO ALL SHAREHOLDERS


                                   [LOGO]
                               STATE FINANCIAL
                            SERVICES CORPORATION

DEAR SHAREHOLDERS:

"A journey without a map may be completed but not as effectively and quickly as with proper planning." This quotation from our Long Range Plan sums up very concisely the success we've enjoyed during 1996. With careful planning and a responsive marketplace we have achieved new goals in 1996 while charting a course for the years to come. It is with pride we present to you, our shareholders, this Annual Report.

ACCOMPLISHING NEW GOALS
In 1996 we reported net record earnings of $4,006,000, a 22% increase over 1995. Our 1996 earnings are the first to reflect the full year results of our newest banking subsidiary State Financial Bank-Waterford. Total assets exceeded $300 million for the first time in the Company's history completing the year at $301,222,000. These two important achievements, record earnings and growth in assets are due to the hard work and efforts of all employees in the organization. We are very pleased to report a return on average assets of 1.39%, a return on average equity of 11.78% and earnings per share of $1.28, a 13.3% increase over a year ago. Equally satisfying is our overall stock market performance in 1996 with a 42% increase in shareholder value. This market recognition of our consistent performance is very gratifying.

REACHING NEW HEIGHTS
1996 was a year of solid performance and strategic planning to position our Company for the years to come. In 1996 we built onto our foundation a new Long Range Plan which will guide us past the year 2000. We established a new subsidiary, State Financial Mortgage Company, finalized plans for a branch of State Financial Bank-Waterford in Burlington, and made a commitment to technological advances with a new PC based teller system and initiated plans to launch PC Banking in 1997.

MAKING NEW PLANS
"Future Course," our newly developed five year plan, focuses on priorities determined after extensive interviews with the Board of Directors and officers of State Financial Services Corporation, State Financial Bank, and State Financial Bank-Waterford. In addition, all employees were invited to participate in the process by completing an internal survey. We understand our Company is constantly evolving as is the financial service industry. While our Long Range Plan details our goals and strategies, we have the ability to modify the plan as market conditions change and other opportunities present themselves. Any modifications deemed necessary will be embraced with enthusiasm and viewed as new paths on our map as we chart our course toward the future.

A LETTER TO ALL SHAREHOLDERS


                                                                      [LOGO]

                                                                       STATE
                                                                      FINANCIAL
                                                                      SERVICES
                                                                     CORPORATION


EMBRACING NEW ADDITIONS
This year we were pleased to establish our newest subsidiary, State Financial Mortgage Company. This new area has the potential to provide new sources of non interest income while also providing a source for attracting new bank customers. This is an area which has already contributed to loan growth for our Company and is poised to perform very well.

We strive to build our Company through internal and external methods. The announcement in 1996 of our new branch office of State Financial Bank-Waterford in Burlington is part of our external goal to establish new offices which complement our current locations. We are very enthusiastic about our move into Burlington, expected to open in May 1997. The opportunity this market presents for our style of traditional hometown banking is one which we believe will be welcomed in the community.

WELCOMING NEW TECHNOLOGIES
The way in which we service our customers continues to change as demands from the marketplace dictate. Technological enhancements provide options for our customers to transact business in a variety of ways. In 1996 we made important improvements with a more efficient PC teller system and a commitment to PC Banking. We look to these products as enhancements to the personal service we already provide. This gives our customers the choice as to how they would like to be helped each day, whether in person, through our 24-hour telephone line, or via computer. We've established these delivery systems to remain competitive and help customers who are limited on time.

LOOKING BACK TOWARD NEW GROWTH
By looking back and remembering what has helped build our successful organization, we are able to pave our "Future Course." This past year was very gratifying, filled with opportunities taken and lessons learned. We know you share our pleasure in the Company's financial performance. We began 1997 on a positive note, declaring a 6 for 5 split on our common stock. In conjunction with the stock split, we also announced that our quarterly cash dividend would remain at $0.12 per share on a post-split basis, effectively increasing our quarterly cash dividend rate by 20%. Our record 1996 earnings have allowed us to increase the cash return to you, our shareholders, for the eighth consecutive year.

We remain committed to the relationships we enjoy with our customers. We appreciate the hard work of our employees, the direction provided by our management team and Board of Directors, and the continued support of you, our shareholders. Thank you.

Sincerely,


/s/ J.J. Holz                            /s/ Michael J. Falbo

J.J. Holz                                Michael J. Falbo
Chairman of the Board                    President and Chief Executive Officer

STATE FINANCIAL SERVICES CORPORATION


SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth selected financial data of State Financial Services Corporation (hereinafter referred to as the "Company") and its subsidiaries on a consolidated basis for the last five years (dollars in thousands, except per share data):

                                              As of or for the years ended December 31,
------------------------------------------------------------------------------------------------------------
                                              1996           1995          1994          1993       1992
-----------------------------------------------------------------------------------------------------------
CONDENSED INCOME STATEMENT:
Total interest income (taxable equivalent)(2) $ 22,876      $ 19,782      $ 15,701      $ 14,820    $ 14,871
Total interest expense                           8,752         7,336         4,773         4,853       5,972
------------------------------------------------------------------------------------------------------------
Net interest income                             14,124        12,446        10,928         9,967       8,899
Provision for loan losses                          210           190           120           147         133
Other income                                     3,060         2,481         2,438         2,234       2,045
Other expense                                   10,512         9,460         8,956         8,437       7,767
------------------------------------------------------------------------------------------------------------
Income before income tax                         6,462         5,277         4,290         3,617       3,044
Income tax                                       2,003         1,579         1,010           876         562
Less taxable equivalent adjustment                 453           419           473           466         399
------------------------------------------------------------------------------------------------------------
NET INCOME                                    $  4,006      $  3,279      $  2,807      $  2,275    $  2,083
------------------------------------------------------------------------------------------------------------
PER SHARE DATA(3):
Net income                                    $   1.28      $   1.13      $   1.00      $   0.88    $   1.09
Cash dividends declared                           0.40          0.33          0.29          0.28        0.23
Book value                                       11.11         10.19          9.15          8.69        8.25
BALANCE SHEET TOTALS (AT PERIOD END):
Total assets                                   301,222       285,037       225,175       226,124     202,977
Loans, net of unearned discount                201,671       185,754       143,813       130,254     119,930
Allowance for loan losses                        2,608         2,711         1,983         2,084       2,051
Deposits                                       254,657       246,218       197,401       199,768     182,297
Long-term debt                                     962         1,062           115           228       2,905
Shareholders' equity                            35,527        32,381        26,169        24,756      16,593
FINANCIAL AND REGULATORY RATIOS:
Asset growth                                      5.68%        26.58%        (0.42)%       11.40%      13.24%
Return on average assets                          1.39          1.33          1.27          1.09        1.10
Return on average equity                         11.78         11.22         11.02         10.33       13.90
Dividend payout ratio                            31.46         29.50         29.12         31.78       24.22
Tier 1 risk-based capital ratio                  16.26         16.06         17.60         16.62       11.70
Leverage ratio                                   11.45         10.95         11.75         10.79        8.31
Allowance for loan losses to
 non-performing loans                           108.62        195.32        150.68         97.79      111.89
Non-performing assets to total assets             0.91          0.65          0.68          0.95        1.14
Net charge-offs to average loans                  0.16          0.12          0.16          0.09        0.32
------------------------------------------------------------------------------------------------------------


1.   Amounts include balances and results of operations of State Financial
     Bank - Waterford since the effective date of its acquisition by the Company on August 24, 1995, and the former Eastbrook State Bank since the effective date of its acquisition by the Company on July 16, 1992, and the acquisition of customer deposits and fixed assets in August 1993. See
     Note 2 to the Consolidated Financial Statements.

2. Taxable-equivalent adjustments to interest income involve the conversion of tax-exempt sources of interest income to the equivalent amounts of interest income that would be necessary to derive the same net return if the investments had been subject to income taxes. A 34% incremental income tax rate, consistent with the Company's historical experience, is used in the conversion of tax exempt interest income to a taxable-equivalent basis.

3. All per share information presented in this report has been retroactively restated to give effect to the 6 for 5 stock split, declared in January 1997; the 20% stock dividend, declared in January 1996, and the 20% stock dividend, declared in March 1993, as if each had occurred as of January 1, 1992.

                                                         MANAGEMENT'S DISCUSSION


SELECTED QUARTERLY FINANCIAL DATA

The following table sets forth certain unaudited income and expense data on a quarterly basis for the periods indicated (dollars in thousands, except per share data):


                                              1996                                       1995
--------------------------------------------------------------------------------------------------------------
                            12/31       9/30       6/30       3/31      12/31       9/30       6/30       3/31
--------------------------------------------------------------------------------------------------------------
Interest income            $5,745     $5,585     $5,598     $5,495     $5,513     $5,010     $4,506     $4,334
Interest expense            2,178      2,188      2,170      2,216      2,211      1,969      1,695      1,461
Net interest income         3,567      3,397      3,428      3,279      3,302      3,041      2,811      2,873
Provision for loan losses      52         53         52         53         52         48         45         45
Other income                  800        814        769        677        625        655        605        596
Other expense               2,647      2,700      2,625      2,540      2,467      2,348      2,303      2,342
--------------------------------------------------------------------------------------------------------------
Income before income tax    1,668      1,458      1,520      1,363      1,408      1,300      1,068      1,082
Income tax                    539        489        517        458        440        437        354        348
--------------------------------------------------------------------------------------------------------------
Net income                 $1,129     $  969     $1,003     $  905     $  968     $  863     $  714     $  734
--------------------------------------------------------------------------------------------------------------
Net income per share       $ 0.36     $ 0.31     $ 0.32     $ 0.29     $ 0.31     $ 0.30     $ 0.26     $ 0.26
Dividends per share          0.10       0.10       0.10       0.10      0.083      0.083      0.083      0.075
--------------------------------------------------------------------------------------------------------------



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

General

The following discussion is intended as a review of the significant factors affecting the Company's financial condition and results of operations as of and for the year ended December 31, 1996, as well as providing comparisons with previous years. This discussion should be read in conjunction with the Consolidated Financial Statements and accompanying notes and the selected financial data presented elsewhere in this Annual Report.

On August 24, 1995, the Company acquired State Financial Bank - Waterford
("Waterford").   On July 16, 1992, the Company acquired the former Eastbrook
State Bank ("Eastbrook"). As purchase accounting was used for both acquisitions, the results of Waterford and Eastbrook are included in the Company's results from their respective acquisition dates. Accordingly, the Company's Consolidated Statements of Income, and related schedules in Management's Discussion and Analysis of Financial Condition and Results of Operations include Waterford's results for the full year in 1996 and from August 24 through December 31 in 1995. Eastbrook's results are included for the full years 1996, 1995, 1994, and 1993. Operating results presented for the year ended December 31, 1992 include Eastbrook's results from July 16 through December 31.

In August 1993 the Company acquired the deposits and certain fixed assets of a competing financial institution's Waukesha office in a transaction accounted for as a purchase (the "Waukesha Office"). Accordingly, the financial results associated with this acquisition are included in the Company's results for the full year in 1996, 1995, and 1994 and from the date of acquisition in 1993.

The Company's Balance Sheet Analysis in Management's Discussion and Analysis of Financial Condition and Results of Operations include Waterford at December 31, 1996 and 1995; the Waukesha Office at December 31, 1996, 1995, 1994, and 1993; and Eastbrook for all years presented. Any balance sheet information presented for years prior to 1995 does not include figures for Waterford. Any balance sheet information presented for years prior to 1993 does not include figures from the Waukesha Office.

When used in this report, the words "believes," "expects," and similar expressions are intended to identify forward-looking statements. The Company's actual results may differ materially from those described in the forward-looking statements. Factors which could cause such a variance to occur include, but are not limited to, changes in interest rates, levels of consumer bankruptcies, customer loan and deposit preferences, and other general economic conditions.

STATE FINANCIAL SERVICES CORPORATION


INCOME STATEMENT ANALYSIS

Net Interest Income

Net interest income equals the difference between interest earned on assets and the interest paid on liabilities and is a measurement of the Company's effectiveness in managing its interest rate sensitivity. In 1996, the Company's taxable-equivalent net interest income was additionally impacted by the full year inclusion of Waterford's results in the Company's consolidated operating performance. For the year ended December 31, 1996, taxable-equivalent net interest income increased $1,678,000 (13.5%) to $14,124,000. Changes in the volume of outstanding interest-earning assets and interest-bearing liabilities accounted for $1,850,000 of the 1996 improvement in taxable-equivalent net interest income, offset by a reduction of $172,000 resulting from interest rate changes during the year.

Volume changes most fundamentally impacted the components of the Company's consolidated taxable-equivalent net interest income in 1996. Total interest income increased $3,094,000 in 1996 due to a $39,000,000 (17.0%) increase in the volume of outstanding interest-earning assets. This was the combined result of the full year inclusion of Waterford's results in the Company's consolidated 1996 operating performance ($22,023,000) and internal growth during the year ($16,977,000). As a result of this volume increase, total interest income improved $3,327,000 for the year ended December 31, 1996. Changes in the Company's 1996 total interest income resulting from interest rate changes offset the volume improvements by $233,000 primarily due to maturing loans repricing at slightly lower rates during the year. The combination of loan repricing and the full year incorporation of Waterford's somewhat lower yielding loan portfolio to the Company's asset mix resulted in the overall loan portfolio yield declining to 9.48% in 1996 from 9.70% in 1995. Improvements in the yield from taxable and tax-exempt investment securities mostly offset the loan yield decline as maturing investment securities upwardly repriced and the Company benefitted from Waterford's slightly higher yielding investment portfolio. The combined impact of these changes resulted in a reduction in the Company's total yield on interest-earning assets to 8.54% in 1996 from 8.64% in 1995.

The Company's overall cost of funds remained relatively stable in 1996 at 4.27% compared to 4.24% for the year ended December 31, 1995. Funding costs remained stable mainly due to a changing mix in the composition of interest-bearing liabilities and reduced costs on NOW and money market accounts. Due to a general decline in short-term interest rates, the cost of NOW and money market accounts fell to 3.72% in 1996 from 3.85% in 1995. Augmenting this categorical cost improvement was continued balance growth in this deposit area due to the continued popularity of the Company's Money Market Index Account. For the year ended December 31, 1996, average NOW and money market accounts increased $18,510,000 in average outstanding balances and represent 41.5% of the Company's average interest-bearing liabilities compared to 38.5% in 1995.
Costs for time deposits increased to 5.70% in 1996 from 5.63% in 1995 primarily due to intense pricing competition in this deposit product during 1995 and 1996.

Although slightly lower than 1995, the Company's net yield on interest-earning assets (net interest margin) remain strong at 5.27% for the year ended December 31, 1996. The reduction in 1996's net interest margin was mainly the result of the full-year inclusion of Waterford's proportionately lower margin in the Company's consolidated results combined with the impact of the above-referenced composition changes to the Company's interest-earning assets and interest-bearing liabilities.

For the year ended December 31, 1995, taxable-equivalent net interest income increased $1,518,000 (13.9%) compared to the year ended December 31, 1994. The increase was primarily due to a greater percentage of the Company's interest-earning assets deployed in loans and the acquisition of Waterford in August 1995.

[BAR GRAPH]

NET INTEREST MARGIN

     1994     1995     1996
     5.39%    5.44%    5.27%

                                                         MANAGEMENT'S DISCUSSION


The following table sets forth average balances, related interest income and expense, and effective interest yields and rates for the years ended December 31, 1996, 1995, and 1994 (dollars in thousands):



                                                         1996                        1995                        1994
--------------------------------------------------------------------------------------------------------------------------------
                                              Average            Yield/   Average            Yield/   Average            Yield/
                                              Balance  Interest    Rate   Balance  Interest    Rate   Balance  Interest    Rate
--------------------------------------------------------------------------------------------------------------------------------
ASSETS
Interest-earning assets:
 Loans(1),(2),(3)                            $192,113   $18,209    9.48% $163,909   $15,897    9.70% $136,236   $12,153    8.92%
 Taxable investment securities                 55,553     3,271    5.89    44,722     2,527    5.65    42,519     2,126    5.00
Tax-exempt investment securities(3)            15,535     1,150    7.40    14,735     1,044    7.09    18,211     1,196    6.57
Federal funds sold                              4,667       246    5.27     5,502       314    5.71     5,612       226    4.03
--------------------------------------------------------------------------------------------------------------------------------
Total interest-earning assets                 267,868    22,876    8.54   228,868    19,782    8.64   202,578    15,701    7.75
--------------------------------------------------------------------------------------------------------------------------------
Non-interest-earning assets:
 Cash and due from banks                       12,694                      12,179                      12,948
 Premises and equipment, net                    4,940                       4,541                       4,604
 Other assets                                   6,380                       4,187                       3,129
 Less allowance for loan losses                (2,745)                     (2,278)                     (2,073)
--------------------------------------------------------------------------------------------------------------------------------
TOTAL                                        $289,137                    $247,497                    $221,186
================================================================================================================================
LIABILITIES AND
SHAREHOLDERS' EQUITY
Interest-bearing liabilities:
NOW and money market accounts                $ 85,030   $ 3,161    3.72% $ 66,520   $ 2,562    3.85% $ 52,963   $ 1,303    2.46%
 Savings deposits                              42,043     1,169    2.78    42,790     1,184    2.77    51,871     1,314    2.53
 Time deposits                                 70,733     4,030    5.70    58,322     3,283    5.63    48,509     2,134    4.40
 Notes payable                                  1,033        70    6.78       314        20    6.37         0         0    0.00
 Mortgage payable                                   0         0    0.00        66         7   10.61       176        17    9.66
 Federal funds purchased                          379        22    5.80       427        28    6.56         0         0    0.00
 Securities sold under
    agreement to repurchase                     5,737       300    5.23     4,490       252    5.61       102         5    4.90
--------------------------------------------------------------------------------------------------------------------------------
Total interest-bearing liabilities            204,955     8,752    4.27   172,929     7,336    4.24   153,621     4,773    3.11
--------------------------------------------------------------------------------------------------------------------------------
Non-interest-bearing liabilities:
 Demand deposits                               48,469                      43,555                      40,852
 Other                                          1,713                       1,781                       1,246
--------------------------------------------------------------------------------------------------------------------------------
Total liabilities                             255,137                     218,265                     195,719
--------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity                           34,000                      29,232                      25,467
--------------------------------------------------------------------------------------------------------------------------------
TOTAL                                        $289,137                    $247,497                    $221,186
================================================================================================================================
Net interest earning and
    interest rate spread                                $14,124    4.27%            $12,446    4.40%            $10,928    4.64%
================================================================================================================================
Net yield on
   interest-earning assets                                         5.27%                       5.44%                       5.39%
================================================================================================================================


1. For the purpose of these computations, nonaccrual loans are included in the daily average loan amounts outstanding.

2. Interest earned on loans includes loan fees (which are not material in amount) and interest income, which has been received from borrowers whose loans were removed from nonaccrual during the period indicated.

3. Taxable-equivalent adjustments are made in calculating interest income and yields using a 34% rate for all years presented.

STATE FINANCIAL SERVICES CORPORATION


The following table presents the amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities (dollars in thousands). The table distinguishes between the changes related to average outstanding balances (changes in volume holding the initial rate constant) and the changes related to average interest rates (changes in average rate holding the initial balance constant). Change attributable to the combined impact of volume and rate have been allocated proportionately to change due to volume and change due to rate.


                                                     1996 Compared to 1995             1995 Compared to 1994
                                                  Increase/(Decrease) Due to         Increase/(Decrease) Due to
----------------------------------------------------------------------------------------------------------------
                                               Volume         Rate          Net     Volume       Rate        Net
----------------------------------------------------------------------------------------------------------------
Interest earned on:
 Loans(1),(2)                                  $2,680        $(368)      $2,312     $2,617     $1,127     $3,744
 Taxable investment securities                    633          111          744        114        287        401
 Tax-exempt investment securities(2)               59           47          106       (241)        89       (152)
Federal funds sold                                (45)         (23)         (68)        (4)        92         88
----------------------------------------------------------------------------------------------------------------
Total interest-earning assets                   3,327         (233)       3,094      2,486      1,595      4,081
Interest paid on:
 NOW and money market accounts                    687          (89)         598        393        866      1,259
 Savings deposits                                 (19)           4          (15)      (245)       116       (129)
 Time deposits                                    706           41          747        482        666      1,148
 Notes payable, mortgage payable,
  federal funds purchased and securities
  sold under agreement to repurchase              103          (17)          86        293         (8)       285
----------------------------------------------------------------------------------------------------------------
Total interest-bearing liabilities              1,477          (61)       1,416        923      1,640      2,563
================================================================================================================
Net interest income                            $1,850        $(172)      $1,678     $1,563     $  (45)    $1,518
================================================================================================================


1. Interest earned on loans includes loan fees (which are not material in amount) and interest income, which has been received from borrowers whose loans were removed from nonaccrual during the period indicated.

2. Taxable-equivalent adjustments are made in calculating interest income and yields using a 34% rate for all years presented.


PROVISION FOR LOAN LOSSES
The provision for loan losses charged to earnings results from a quarterly analysis of the Company's loan portfolio, including the amount of net charge-offs incurred during the period, collateral value, the remaining balance in the allowance, and management's analysis of risk inherent in the portfolio. Management's risk analysis incorporates loan classifications assigned by lending personnel and as the result of examinations conducted by the Company's internal loan review officer. The Company's lending personnel and internal loan review officer review all significant nonhomogeneous loans for adverse situations that may affect the borrower's ability to repay. If it appears probable that the borrower will be unable to make scheduled principal and interest payments, an allowance is established based on the difference between the carrying value and the anticipated cash flows discounted at the loan's initial effective interest rate or the fair value of the collateral for collateral dependent loans. For homogeneous loans, the allowance is based on the loan classification and historical loss experience for each classification. The provisions for loan losses were $210,000, $190,000, and $120,000 for the years ended December 31, 1996, 1995, and 1994, respectively. The increased provisions in 1996 were the result of the full year inclusion of Waterford's results in the Company's consolidated operating performance. The increased provisions in 1995 were the result of increased provisions at SFB ($60,000) to reflect the general increase in the level of loans outstanding and the Waterford acquisition and the inclusion of its provisions ($10,000) from the acquisition date.

                                                         MANAGEMENT'S DISCUSSION


OTHER INCOME
In 1996, other income increased $579,000 (23.3%). The full year inclusion of Waterford's results accounts for approximately $102,000 of this increase with the remainder due to improvements at State Financial Bank during 1996. Other income increased $43,000 (1.8%) in 1995 as compared to 1994, $29,000 of which was due to the Waterford acquisition. The composition of other income is shown in the following table (dollars in thousands).



                                              Years ended December 31,
       -----------------------------------------------------------------
                                              1996      1995      1994
       -----------------------------------------------------------------
       Service charges on deposit accounts    $  992    $  992    $1,068
       Merchant services                       1,033       715       607
       Building rent                             284       223       240
       ATM service charges                       195       205       215
       Investment securities losses                0         0       (10)
       Other                                     556       346       318
       -----------------------------------------------------------------
       Total other income                     $3,060    $2,481    $2,438
       =================================================================


For the year ended December 31, 1996, service charges on deposit accounts were unchanged in total as compared to the year ended December 31, 1995. Excluding the impact of Waterford's full year inclusion in the Company's 1996 consolidated results, service charge income decreased $28,000 (2.8%) mainly due to reduced personal service charge income during the year. Income from service charges on deposit accounts decreased $76,000 (7.1%) in 1995 due to declines in business and personal service charge income and decreased volume in the amount of checks returned for insufficient funds and the resultant fees therefrom.

Merchant services are the fees the Company charges businesses for processing credit card payments. Income in this category increased $318,000 (44.5%) in 1996 and $108,000 (17.8%) in 1995. In 1996, the Company added several new, high volume customers to its merchant services program and additionally adjusted rates on its existing customer base which resulted in the increase in 1996 merchant services income. The increase in 1995 was due to volume increases and rate adjustments during the year.

Building rent income increased $61,000 (27.4%) in 1996 due to the Company's May 1996 acquisition of an additional rental property. Building rent income decreased $17,000 (7.1%) in 1995 due to the Company's assumption in August 1995 of additional office space previously leased to outside tenants.

ATM service charges are the fees received from other institutions resulting from their customers' usage of the Company's automated teller machines. ATM service charges decreased $10,000 in 1996 and 1995 due to reduced usage of the Company's machines in each year.

The Company incurred no gains or losses from investment security sales in 1996 or 1995. The Company sold one available-for-sale investment security during 1994 at a loss of $10,000 in order to deploy the proceeds from the sale in alternative investments yielding a higher return.

Other income increased $210,000 (60.7%) in 1996 and $28,000 (8.8%) in 1995.
The full year inclusion of Waterford's results accounted for approximately $61,000 of the Company's 1996 increase in other income. The remainder was mainly due to volume increases in investment services commissions ($56,000), sales of secondary market mortgages on a service released basis ($53,000), the recognition of accumulated dividends on corporate owned life insurance ($31,000), and gains from other real estate sales ($18,000). The 1995 increase in other income was mainly the result of the Company's entry into the origination and sale of secondary market mortgages on a service released basis and increased investment services commissions.

STATE FINANCIAL SERVICES CORPORATION

OTHER EXPENSE

Other expense increased $1,052,000 (11.1%) for the year ended December 31, 1996 and $504,000 (5.6%) for the year ended December 31, 1995. The full year inclusion of Waterford's results accounted for approximately $638,000 of the 1996 increase in other expense. In 1995, the inclusion of Waterford's results from the acquisition date accounted for approximately $422,000 of the other expense increase. The major components of other expense are detailed in the table at right (dollars in thousands).

                                         Years ended December 31,
   -------------------------------------------------------------------
                                      1996         1995          1994
   -------------------------------------------------------------------
   Salaries and employee benefits   $ 4,450       $4,101        $3,633
   Occupancy and equipment            2,059        1,805         1,715
   Data Processing                      653          544           609
   Legal and professional               287          327           289
   Merchant services                    871          620           519
   Regulatory agency assessments        102          229           443
   Advertising                          305          161           202
   Other                              1,785        1,673         1,546
   -------------------------------------------------------------------
   Total other expense              $10,512       $9,460        $8,956
   ===================================================================

Salaries and employee benefits increased $349,000 (8.5%) in 1996. The full year inclusion of Waterford in the Company's 1996 results accounted for $241,000 of this increase. Exclusive of Waterford, salaries and employee benefits increased $108,000 (2.6%) primarily due to salary adjustments during the year and increases in the amounts awarded as management incentives. In 1995, salaries and employee benefits increased $468,000 (12.9%). Of this increase, $128,000 relates to the inclusion of Waterford's results in 1995. Absent Waterford, salaries and employee benefits increased $340,000 (9.4%) in 1995 due to normal salary adjustments, a greater number of employees eligible for pension benefits, increased medical insurance premiums, and increases in the amounts awarded as management incentives.

Occupancy and equipment expense increased $254,000 (14.1%) in 1996. Of this increase, $68,000 was due to the full year inclusion of Waterford's results in 1996. Exclusive of Waterford, occupancy and equipment expense increased $186,000 (10.3%) mainly due to additional expense for depreciation and rent, offset by reduced real estate tax expense during 1996. Depreciation expense increased $175,000 due to the Company's 1996 installation of upgraded computer equipment and a voice response unit offering customers 24 hour access to account information and from the May 1996 purchase of an additional rental property. Rent expense increased $38,000 due to adjustments in the amount of rent expense accrued on the Company's Glendale location. Real estate taxes decreased $27,000 due to Wisconsin's property tax reform in 1996 which resulted in reduced assessments on the Company's real estate properties. In 1995 occupancy and equipment expense increased $90,000 (5.2%). The Waterford acquisition added $126,000 in occupancy and equipment expense. The resultant decline of $36,000 in comparable occupancy and equipment expense was due to reduced costs for personal property tax, utilities, and equipment repairs in 1995.

Data processing expense increased $109,000 (20.0%) in 1996 and decreased $65,000 (10.7%) in 1995. In April 1996, Waterford converted its former in-house data processing system to the Company's data services provider to enhance the bank's data processing capabilities. The Company's increased data processing expense incurred in 1996 was primarily due to Waterford's additional
expense related to outsourcing this service.   The decline in 1995 data
processing expense resulted from the Company's renegotiation of its contract with its service provider in midyear 1994.

Legal and professional fees decreased $40,000 (12.2%) in 1996 as the Company benefitted from the reimbursement of legal fees incurred in the collection of several nonperforming loans and lower expense incurred for accounting services during the year. In 1995, legal and professional fees increased $38,000 (13.1%) mainly due to inclusion of Waterford's results post acquisition.

Merchant services expense results from providing the Company's business customers the ability to accept credit cards in payment for goods and services. The $251,000 (40.5%) increase in 1996 and the $101,000 (19.5%) increase in
1995 was the result of growth in the Company's customer base in this product line and rate adjustments enacted by the Company's service provider during each year. These increases are consistent with the increases in merchant services income included in other income in 1996 and 1995.

Regulatory agency assessments represent the premiums paid for FDIC insurance of the Company's deposits. Effective June 1995, the FDIC reduced its assessment rate for deposit insurance resulting in reduced expense of $127,000 in 1996 and $214,000 in 1995. The reduction in the Company's 1996 regulatory agency assessment would have been greater but for a special FDIC insurance assessment in third quarter 1996 to recapitalize the Savings Association Insurance Fund ("SAIF"). The Company was subject to this assessment by virtue of its 1993 acquisition of its Waukesha office, the deposits of which being insured under the SAIF. The Company's portion of the special assessment was $58,500.

Advertising expense increased $144,000 (89.4%) in 1996 due to the additional marketing expense associated with Waterford and increased media advertising at State Financial Bank, mainly to promote home equity lines of credit and certificates of deposit. For the year ended December 31, 1995, advertising expense decreased $41,000 (20.3%) due to the Company's reduced reliance on external media advertising during the year.

Other expense increased $112,000 in 1996. However, exclusive of the full year inclusion of Waterford's expense in 1996's results, other expense decreased $20,000 due to lower office supply costs during the year. In 1995, other expense increased $127,000 all of which was mainly due to the inclusion of Waterford's expense in the Company's consolidated results.

                                                         MANAGEMENT'S DISCUSSION


INCOME TAX

The Company's consolidated income tax rate varies from statutory rates principally due to interest income from tax-exempt securities and loans. The Company recorded provisions for income tax of $2,003,000, $1,579,000, and
$1,010,000, in 1996, 1995, and 1994,  respectively.   Income tax expense
increased $424,000 in 1996 due to a $1,150,000 increase in the Company's income before income tax resulting in an effective tax rate of 33.3% for the year ended December 31, 1996 compared to 32.5% for the year ended December 31, 1995. The Company's increased effective tax rate was primarily due to a proportionately lower percentage of pretax income derived from tax-exempt sources in 1996 versus 1995. The $569,000 increase in income tax expense in 1995 was due to a $1,042,000 increase in the Company's income before income tax and the fact that the Company did not realize the level of tax loss carry forward benefit in 1995 as it did in 1994. In 1995, the Company realized approximately $38,000 of tax loss carry forward benefis to offset current tax expense compared to approximately $170,000 in 1994. Exclusive of these benefits, the Company's effective tax rate was 33.3% in 1995 compared to 30.9% in 1994.

NET INCOME AND DIVIDENDS

For the years ended December 31, 1996, 1995, and 1994, the Company reported net income of $4,006,000, $3,279,000, and $2,807,000, respectively. The improvements in the Company's net income in 1996 represent an improvement in the overall operating results of the Company as measured by the return on average assets and return on average equity. In 1996, the Company reported a return on average assets of 1.39% compared to 1.33% in 1995. Return on average equity for 1996 was 11.78% compared to 11.22% in 1995. For the years ended December 31, 1996, 1995, and 1994, the Company paid aggregate dividends of $1,260,000, $967,000, and $818,000. In 1996, dividends increased primarily due to a $0.07 increase in the annual dividend rate per share and the full year impact of the additional outstanding shares issued in the Waterford acquisition. Dividends increased in 1995 due to a $0.04 per share increase in the dividend rate and a greater number of average shares outstanding in 1995 compared to 1994 due to the additional shares issued in the Waterford acquisition.

[BAR GRAPH]

RETURN ON ASSETS

    1994     1995     1996
    1.27%    1.33%    1.39%

[BAR GRAPH]

RETURN ON EQUITY

    1994     1995     1996
   11.02%   11.22%   11.78%

[BAR GRAPH]

EARNINGS & DIVIDENDS PER SHARE

              1992      1993      1994      1995      1996
DIVIDENDS    $0.23     $0.28     $0.29     $0.33     $0.40
EPS          $1.09     $0.88     $1.00     $1.13     $1.28

STATE FINANCIAL SERVICES CORPORATION

BALANCE SHEET ANALYSIS

The composition of assets and liabilities are generally the result of strategic management decisions influenced by market forces. At December 31, 1996 and 1995, the Company reported total assets of $301,222,000 and $285,037,000 respectively. The $16,185,000 (5.9%) increase in total assets between 1996 and 1995 was all due to internal growth at State Financial Bank and State Financial Bank - Waterford over the preceding twelve months. Of the $59,862,000 increase in total assets between 1995 and 1994, $40,500,000 was due to the Waterford acquisition with the remainder due to internal growth at State Financial Bank throughout the year and growth at Waterford since the acquisition date.

LENDING ACTIVITIES

The Company's largest single asset category continues to be loans.   The
Company's gross loans, as a percentage of total deposits, were 79.2% at December 31, 1996 compared to 75.4% at December 31, 1995. The following table shows the Company's loan portfolio composition on the dates indicated (dollars in thousands).

                                    At December 31,
         -------------------------------------------------------------
                        1996      1995      1994      1993      1992
         -------------------------------------------------------------
         Commercial   $ 44,088  $ 46,323  $ 39,231  $ 39,375  $ 37,438
         Real Estate   114,395   105,139    75,909    62,896    54,979
         Installment    30,046    21,997    19,157    17,055    16,730
         Other          13,142    12,295    11,516    10,928    10,783
         -------------------------------------------------------------
         Total Loans  $201,671  $185,754  $145,813  $130,254  $119,930
         -------------------------------------------------------------

Total loans outstanding at the end of 1996 increased $15,917,000 (8.6%) due to continued strong loan demand at the Banks during the year. Real estate loans continue to represent the largest category of the Company's loan portfolio. In 1996, real estate loans increased $9,256,000 (8.8%) and comprised 56.7% of the Company's gross loan portfolio at December 31, 1996 compared to 56.6% at
December 31, 1995.   Approximately 66.6% of the 1996 real estate loan growth
was in loans secured by commercial real estate due to strong loan demand during 1996. The Company's commercial real estate loans are generally secured by owner occupied, improved property such as office buildings, warehouses, small manufacturing operations, and retail facilities located in the Company's primary market areas. The borrower's creditworthiness and the economic feasibility and cash flow abilities of the project are fundamental concerns in the Company's commercial real estate lending. Loans secured by commercial property are generally larger and involve greater risks than residential mortgage loans because payments on loans secured by commercial property are dependent upon the successful operation and management of these properties or businesses. As a result, properties securing such loans are likely to be subject to the local real estate market and general economic conditions. The Company generally writes commercial real estate loans for maturities up to five years although the total amortization period may be as long as twenty years, amortized monthly.

[BAR GRAPH]

LOAN PORTFOLIO COMPOSITION

                  1994       1995       1996
MORTGAGE         75,909     105,139    114,395
COMMERCIAL       39,231      46,323     44,088
INSTALLMENT      19,157      21,997     30,046
OTHER            11,516      12,295     13,142

The remaining real estate loan increase at State Financial Bank was the result of increases in residential real estate from both first mortgage loans written on balloon notes (generally up to three year maturities with amortization periods up to twenty-five years) and additional balances outstanding on home equity credit lines due to continued marketing emphasis in these product lines.

The Company's real estate loans, like all of the Company's loans, are underwritten according to its written loan policy. The loan policy sets forth the term, debt service capacity, credit extension, and loan to value guidelines which the Company considers acceptable to recognize the level of risk associated with each specific loan category. The following table sets forth the percentage composition of the real estate loan portfolio as of December 31, 1996.

----------------------------------------------------------------------
Commercial real estate                                          39.77
1-4 family first liens on residential real estate               35.88
Multifamily residential                                          9.80
1-4 family junior liens on residential real estate
 (including home equity lines of credit)                        10.97
Construction, land development, and farmland                     3.58
----------------------------------------------------------------------

                                                         MANAGEMENT'S DISCUSSION


Commercial loans decreased $2,235,000 (4.8%) due to intense pricing competition for this type of loan in the Company's market area. At December 31, 1996, commercial loans comprised 21.9% of the Company's total loan portfolio compared to 24.9% at December 31, 1995. Commercial loans are also underwritten according to the Company's loan policy which sets forth the amount of credit which can be extended based upon the borrower's cash flow, debt service capacity, and discounted collateral value. Commercial loans are typically made on the basis of the borrower's ability to make repayment from the cash flow of the business. As a result, the availability of funds for the repayment of commercial loans may be dependent on the success of the business itself, which, in turn, is likely to be dependent upon the general economic environment. In recognition of this risk, the Company emphasizes capacity to repay the loan, adequacy of the borrower's capital, an evaluation of the industry conditions affecting the borrower, and current credit file documentation. The Company's commercial loans are typically secured by the borrower's business assets such as inventory, accounts receivable, fixtures, and equipment. Generally, commercial loans carry the personal guaranties of the principals.

Installment loans increased $8,049,000 (36.6%) mainly due to further increases of indirect auto loans resulting from increased volume and the addition of three local dealerships to the Company's loan referral network. The Company's indirect auto loan underwriting continues to emphasize the purchase of the highest quality loan contracts to minimize risk of loss in this lending activity. At December 31, 1996, installment loans comprised 14.9% of the Company's loan portfolio versus 11.8% at December 31, 1995.

Other loans increased $847,000 (6.9%) primarily due to increases in municipal loans outstanding at State Financial Bank.

The following table shows the maturity of loans (excluding residential mortgages on one-to-four-family residences, installment loans, and lease financing) outstanding as of December 31, 1996 (dollars in thousands). Also provided are the amounts due after one year classified according to the sensitivity to changes in interest rates.

                                               After One
                                      Within   But Within    After
                                     One Year  Five Years  Five Years   Total
-------------------------------------------------------------------------------
Commercial                            $25,534     $16,721      $2,344  $ 44,649
Real estate                            24,142      37,955       1,390    63,487
-------------------------------------------------------------------------------
                                      $49,676     $54,726      $3,734  $108,136
===============================================================================
Loans maturing after one year with:
Fixed interest rates                              $45,549      $1,521
Variable interest rates                             9,177       3,213
-------------------------------------------------------------------------------
                                                  $54,726      $3,734
===============================================================================



RISK ELEMENTS IN THE LOAN PORTFOLIO

Certain risks are inherent in the lending function. These risks include a borrower's subsequent inability to pay, insufficient collateral coverage, and changes in interest rates. The Company attempts to reduce these risks by adherence to a written set of loan policies and procedures. Included in these policies and procedures are underwriting practices covering debt-service coverage, loan-to-value ratios, and loan term. Evidence of a specific repayment source is required on each credit extension, with documentation of the borrower's repayment capacity. Generally, this repayment source is the borrower's cash flow, which must demonstrate the ability to service the debt based upon historical results and conservative projections of future performance.

Management maintains the allowance for loan losses (the "Allowance") at a level considered adequate to provide for future loan losses. The Allowance is increased by provisions charged to earnings, and is reduced by charge-offs, net of recoveries. At December 31, 1996, the Allowance was $2,608,000, a decrease of $103,000 from the balance at December 31, 1995 as the amount of net charge-offs exceeded loan loss provisions charged to earnings during the year.

The determination of Allowance adequacy is based upon a quarterly evaluation of the Company's loan portfolio by the internal loan review officer and management. These evaluations consider a variety of factors, including, but not limited to, general economic conditions, loan portfolio size and composition, previous loss experience, the borrower's financial condition, collateral adequacy, the level of non-performing loans, and management's estimation of future losses. As a percentage of total loans, the allowance was 1.3% at the end of 1996 compared to 1.5% at the end of 1995. Based on its analyses, management considers the Allowance adequate to recognize the risk inherent in the consolidated loan portfolio at December 31, 1996.

STATE FINANCIAL SERVICES CORPORATION


The balance of the Allowance and actual loan loss experience for the last five years is summarized in the following table (dollars in thousands).


                                                       Years ended December 31,
-------------------------------------------------------------------------------------
                                                 1996    1995    1994    1993    1992
-------------------------------------------------------------------------------------
Balance at beginning of period                 $2,711  $1,983  $2,084  $2,051  $1,990
Charge-offs:
 Commercial                                       122      70     115     102     209
 Real estate                                      100      82      59      32     108
 Installment                                       46      82      68      30      78
 Other                                            117      75      38      65     124
-------------------------------------------------------------------------------------
 Total charge-offs                                385     309     280     229     519
-------------------------------------------------------------------------------------
Recoveries:
 Commercial                                        19      58      18      31      59
 Real estate                                        2      12       0      36      24
 Installment                                       26      34      24      29      53
 Other                                             25       9      17      19       9
-------------------------------------------------------------------------------------
 Total recoveries                                  72     113      59     115     145
-------------------------------------------------------------------------------------
Net charge-offs                                   313     196     221     114     374
Balance of acquired allowance at
 date of acquisition                                0     734       0       0     302
Additions charged to operations                   210     190     120     147     133
-------------------------------------------------------------------------------------
Balance at end of period                       $2,608  $2,711  $1,983  $2,084  $2,051
=====================================================================================
Ratios:
 Net charge-offs to average loans outstanding    0.16%   0.12%   0.16%   0.09%   0.32%
 Net charge-offs to total allowance             12.00    7.23   11.14    5.47   18.24
 Allowance to year end loans outstanding         1.29    1.46    1.36    1.60    1.71
=====================================================================================

[BAR GRAPH]

NON-PERFORMING ASSETS TO TOTAL ASSETS

     1992     1993     1994     1995     1996
     1.14%    0.95%    0.68%    0.65%    0.91%

[BAR GRAPH]

NET CHARGE-OFFS TO AVERAGE LOANS OUTSTANDING

     1992     1993     1994     1995     1996
     0.32%    0.09%    0.16%    0.12%    0.16%

[BAR GRAPH]

ALLOWANCE TO YEAR END LOANS OUTSTANDING

     1992     1993     1994     1995     1996
     1.71%    1.60%    1.36%    1.46%    1.29%

                                                         MANAGEMENT'S DISCUSSION


When in the opinion of management, serious doubt exists as to the collectibility of a loan, the loan is placed on nonaccrual status. At the time a loan is classified as nonaccrual, interest previously credited to income in the current year is reversed and interest income accrued in the prior year is charged to the Allowance. With the exception of credit cards, the Company does not recognize income on loans past due 90 days or more.

The following table summarizes non-performing assets on the dates indicated (dollars in thousands).



                                                          Years ended December 31,
---------------------------------------------------------------------------------------------
                                                  1996      1995      1994      1993     1992
---------------------------------------------------------------------------------------------
Nonaccrual loans                               $ 2,363   $ 1,386   $ 1,311    $2,100  $ 1,818
Accruing loans past due 90 days or more             38         2         5        31       15
Restructured loans                                   0         0         0         0        0
---------------------------------------------------------------------------------------------
Total non-performing and restructured loans      2,401     1,388     1,316     2,131    1,833
---------------------------------------------------------------------------------------------
Other real estate owned                            345       460       219        28      481
---------------------------------------------------------------------------------------------
Total non-performing assets                    $ 2,746   $ 1,848   $ 1,535    $2,159  $ 2,314
=============================================================================================
Ratios:
 Non-performing loans to total loans              1.19%     0.75%     0.90%     1.64%    1.53%
 Allowance to non-performing loans              108.62    195.32    150.68     97.79   111.89
 Non-performing assets to total assets            0.91      0.65      0.68      0.95     1.14
Interest income that would have been recorded
 under original terms                          $   241   $   207   $   229    $  244  $   173
Interest income recorded during the period         116       100        89       182      203
---------------------------------------------------------------------------------------------


Effective January 1, 1995, the Company adopted Financial Accounting Standards Board Statement No. 114, "Accounting by Creditors for Impairment of a Loan" ("Statement No. 114"). Under the new standard, the 1996 and 1995 allowance for loan losses related to loans that are identified for evaluation in accordance with Statement No. 114 is primarily based on the fair value of the collateral for certain collateral dependent loans. For certain noncollateral dependent loans, the Allowance is established based on the expected cash flows discounted at the loan's initial effective interest rate. Prior to 1995, the allowance for loan losses related to these loans was based on undiscounted cash flows or the fair value of the collateral for collateral dependent loans. At December 31, 1996, the Company identified approximately $2,218,000 in loans which are considered impaired. These loans are included as part of the nonaccrual loans set forth in the table above and represent 1.1% of the Company's gross loan portfolio. Based upon the analysis of the underlying collateral value of these loans and the low percentage of these loans in relation to the gross loan portfolio, management believes the allowance is adequately funded to provide for the inherent risk associated with these loans.

At December 31, 1996, there were no loans to borrowers where available information would indicate that such loans were likely to later be included as nonaccrual, impaired (as defined in SFAS No. 114), past due, or restructured.

INVESTMENT ACTIVITIES

Investment securities comprise the second largest component of the Company's earning assets. In 1994, the Company adopted FASB 115, "Accounting for Certain Investments in Debt and Equity Securities." In conformity with FASB 115, debt securities that the Company has both the positive intent and ability to hold to maturity are carried at amortized cost. Debt securities that the Company does not have either the positive intent and/or the ability to hold to maturity and all marketable equity securities must be classified as available-for-sale or trading and carried at their respective fair market value. Unrealized holding gains and losses on securities classified as available-for-sale, net of related tax effects, are carried as a component of shareholders' equity. See note 4 to the Consolidated Financial Statements for more information.

                                                   At December 31,
  ----------------------------------------------------------------------
                                             1996      1995       1994
  ----------------------------------------------------------------------
  U.S. Treasury securities and obligations
   of U.S. government agencies              $34,018   $27,389    $22,950
  Obligations of states and
   political subdivision                     15,015    16,337     14,575
  Mortgage-related securities                16,753    17,281     20,015
  Other securities                            3,197     2,250      1,001
  ----------------------------------------------------------------------
  TOTAL                                     $69,983   $63,257    $58,541
  ======================================================================

Total investment securities outstanding at December 31, 1996 increased $5,726,000 as the Company invested cash and cash equivalents in longer term investment securities to enhance the overall yield on interest-earning assets. The table on the left presents the combined amortized cost of the Company's held-to-maturity and available-for-sale investment securities on the dates indicated (dollars in thousands).

STATE FINANCIAL SERVICES CORPORATION

[BAR GRAPH]

INVESTMENT PORTFOLIO COMPOSITION

                             1994     1995     1996
US Treasuries & Agencies     22,950   27,389   34,018
Mortgage Backed              20,015   17,281   16,753
Municipal                    14,575   16,337   15,015
Other                         1,001    2,250    3,197

The composition of the Company's investment securities has been influenced by the general market conditions prevalent during 1996. U.S. Treasury securities and obligations of U.S. government agencies increased $6,629,000 in 1996. At December 31, 1996, U.S. Treasury securities and obligations of U.S. Government agencies comprise 49.3% of the Company's investment portfolio compared to 43.3% at December 31, 1995.

During 1996, balances in mortgage-related securities decreased $528,000 due to principal pay downs received during the year exceeding dollars reinvested in this investment category. The Company's mortgage-related securities represent balances outstanding on fixed-rate collateralized-mortgage obligations ("CMO's") supported by one-to-four family residential mortgage securities issued by the Federal National Mortgage Association ("FNMA") or the Federal Home Loan Mortgage Corporation ("FHLMC"). To avoid exposure to prepayments, wide market value fluctuations, and recoverability, the Company purchases only the conservative early traunches of the respective CMO's. These investments closely resemble treasury securities in their shorter maturities, marketability, and repayment predictability and accordingly are the least volatile to the impact of market interest rate fluctuations. At December 31, 1996, the remaining average life of the Company's mortgage-related securities was approximately two years. Due to the short remaining assumed maturities of these investments and its historical experience with these investments, management does not consider the Company to be exposed to significant interest rate risk or recoverability related to these investments. At December 31, 1996, mortgage-related securities accounted for 24.3% of the Company's investment portfolio compared to 27.3% at December 31, 1995.

Obligations of states and political subdivisions decreased $1,322,000 at December 31, 1996 compared to December 31, 1995 due to net maturities in the Company's portfolio and the use of these net proceeds to fund loan growth. At December 31, 1996, obligations of states and political subdivisions accounted for 21.8% of the Company's investment portfolio compared to 25.8% at December 31, 1995.

The maturities and weighted-average yield of the Company's investment securities at December 31, 1996 are presented in the following table (dollars in thousands). Taxable-equivalent adjustments (using a 34% rate) have been made in calculating the yields on obligations of states and political subdivisions.

                                               After One      After Five
                                 Within        But Within     But Within            After
                                One Year       Five Years      Ten years        Ten Years
-----------------------------------------------------------------------------------------
                             Amount   Yield  Amount   Yield  Amount  Yield  Amount  Yield
-----------------------------------------------------------------------------------------
U.S. Treasury securities
and obligations of U.S.
 government agencies         $ 7,925   6.03% $24,118   6.35% $1,975   6.66% $    0   0.00
Obligations of states and
 political subdivisions        4,101   6.76    7,140   7.10   1,641   8.21   2,133   9.00
Mortgage-related securities    8,228   5.24    8,525   6.85       0   0.00       0   0.00
Other securities               2,597   4.49        0      0     600   6.61       0   0.00
-----------------------------------------------------------------------------------------
TOTAL                        $22,851   5.70  $39,783   6.59  $4,216   7.25  $2,133   9.00
-----------------------------------------------------------------------------------------

At December 31, 1996, the Company had $239,000 in net unrealized gains on its held-to-maturity securities and $95,000 in net unrealized gains on its available-for-sale securities. Unrealized gains and losses on investment securities are the result of changes in market interest rates and the relationship of the Company's investments to those rates for comparable maturities. Unrealized gains generally result from the interest rates on the Company's portfolio of investment securities exceeding market rates for comparable maturities. Conversely, unrealized losses generally result from the interest rates on the Company's portfolio of investment securities falling below market rates for comparable maturities. If material, unrealized losses could negatively impact the Company's future performance as earnings from these investments would be less than alternative investments currently available and
may not provide as wide a spread between earnings and funding costs.   The
Company does not consider its investment portfolios exposed to material adverse impact to future operating performance resulting from market interest rate fluctuations.

                                                         MANAGEMENT'S DISCUSSION


Deposits

Deposits are the Company's principal funding source. Deposit inflows and outflows are significantly influenced by general interest rates, money market conditions, market competition, and the overall condition of the economy. For the year ended December 31, 1996, total average deposits increased $35,088,000 (16.6%). Approximately $21,083,000 of this increase was due to the full year inclusion of Waterford's average deposits in 1996. The remaining average deposit increase of $14,005,000 (6.6%) was due to average deposit growth at the Banks during 1996.

The following table sets forth the average amount of and the average rate paid by the Company on deposits by deposit category
(dollars in thousands).

                                                          Years ended December 31,
-------------------------------------------------------------------------------------------------------
                                            1996                 1995                      1994
-------------------------------------------------------------------------------------------------------
                                      Average   Average    Average       Average     Average   Average
                                       Amount    Rate       Amount         Rate       Amount    Rate
-------------------------------------------------------------------------------------------------------
Non-interest-bearing demand deposits  $ 48,469     0.00      $ 43,555     0.00      $ 40,852     0.00
NOW and money market deposits           85,030     3.72        66,520     3.85        52,963     2.46
Savings                                 42,043     2.78        42,790     2.77        51,871     2.53
Time deposits                           70,733     5.70        58,322     5.63        48,509     4.40
-------------------------------------------------------------------------------------------------------
TOTAL                                 $246,275     3.39      $211,187     3.33      $194,195     2.45
=======================================================================================================

The largest categorical growth in the Company's deposits continues in NOW and money market deposits. For the year ended December 31, 1996, average NOW and money market deposits increased $18,510,000 (27.8%). Approximately $5,479,000 of this increase was due to the full year inclusion of Waterford's deposits in 1996. The remaining increase of $13,031,000 (19.6%) was mainly due to increases in money market balances related to the continued popularity of the Company's Money Market Index Account introduced at State Financial Bank in
October 1994 and at State Financial Bank - Waterford in September 1995.   At
December 31, 1996, average NOW and money market balances are the Company's largest deposit category, representing 34.5% of average total deposits compared to 31.5% at December 31, 1995.

                                  [BAR GRAPH]

                                  1994            1995             1996
NOW & MONEY MARKET                52,963          66,520           85,030
TIME                              48,509          58,322           70,733
DEMAND                            40,852          43,555           48,469
SAVINGS                           51,871          42,790           42,043

Average time deposit balances increased $12,411,000 (21.3%) for the year ended December 31, 1996 compared to the year ended December 31, 1995. The full year inclusion of Waterford accounted for approximately $8,344,000 of the Company's 1996 average time deposit growth. The remaining growth of $4,067,000 (7.0%) in average time deposits was due to internal growth at State Financial Bank. The general increase in market interest rates offered on time deposit products in midyear 1995 and the Company's aggressive marketing effort in this product line during 1995 and 1996 resulted in the attraction of additional time deposits. The combination of these factors resulted in the average time deposit growth during 1996. At December 31, 1996, average time deposits represent 28.7% of average total deposits compared to 27.6% at December 31, 1995.

For the year ended December 31, 1996, average non-interest bearing demand deposits increased $4,914,000 (11.3%) in total and $2,809,000 (6.4%) exclusive of the full year inclusion of Waterford's average. This increase was the combined result of increased average balances from existing customers and cultivation of additional business account relationships at the Banks during the year. At December 31, 1996, non-interest bearing demand deposits represent 19.7% of the Company's average deposit portfolio compared to 20.6% at December 31, 1995.

During 1996, average savings balances decreased $747,000 (1.7%) in total and $5,901,000 (13.8%) exclusive of the full year inclusion of Waterford's average savings balances. Due to the general increase in market interest rates on deposits in 1995 and 1996, depositors continued to transfer savings balances into accounts yielding a higher return, primarily money market accounts and time deposits. The Company believes the Money Market Index Account and the competitive time deposit rates offered during 1995 and 1996 on special nine and eighteen month term certificates of deposit were instrumental in retaining the majority of the savings balance decline in other deposit categories with the Company. Average savings balances represent 17.1% of average total deposits at December 31, 1996 compared to 20.3% at December 31, 1995.

 --------------------------------
 3 months or less          $4,136
 Over 3 through 6 months    2,118
 Over 6 through 12 months   1,198
 Over 12 months             2,347
 --------------------------------
 TOTAL                     $9,799
 --------------------------------

Maturities of time certificates of deposit and other time deposits with balances in excess of $100,000 or more outstanding at December 31,1996 are summarized in the table at the left (dollars in thousands).

Approximately 3.3% of the Company's total assets at December 31, 1996 are supported by time deposits with balances in excess of $100,000 as compared to 3.4% at December 31, 1995. The Company's dependence on large balance time deposits to fund its asset base has historically been approximately one third to one half of the large liability funding depend-ence exhibited by its peer group.

STATE FINANCIAL SERVICES CORPORATION

Liquidity

The primary functions of asset/liability management are to assure adequate liquidity and to maintain an appropriate balance between interest-sensitive assets and interest-bearing liabilities. Liquidity management involves the ability to meet the cash flow requirements of depositors and borrowers.

The Company's primary funding sources are deposits, loan principal repayments, and maturities of loans and investment securities. Contractual maturities and amortization of loans and investments are a predictable funding source, whereas deposit flows and loan prepayments are impacted by market interest rates, economic conditions, and competition.

For the year ended December 31, 1996, the Company's financing activities provided net cash of $12,001,000 mainly due to $8,439,000 of deposit growth generated from the Banks' business development and marketing efforts and $5,600,000 of proceeds from federal funds purchased. For the year ended December 31, 1995, financing activities provided net cash of $22,060,000, primarily from deposit growth of $15,772,000 due to increased marketing efforts, the issuance of $3,202,000 in common stock and $1,062,000 in installment notes to consummate the Waterford acquisition, and proceeds from securities sold under repurchase agreements of $3,000,000 to accommodate local municipalities.

The Company's primary investment activity is loan origination. For the years ended December 31, 1996 and December 31, 1995, the Company generated $16,230,000 and $14,969,000 in new loan originations, respectively. Funding for 1996's loan growth came primarily from cash provided by financing activities and contraction in cash and cash equivalents. Additionally, in 1996 contractions in cash and cash equivalents and cash provided by operating activities was used to fund net investment securities purchases and the acquisition of an additional rental property. For the year ended December 31, 1995, loan originations were funded by maturing investment securities and cash provided by financing activities resulting from deposit growth. Additionally, investing activities for the year ended December 31, 1995 included the net effect of the Waterford acquisition ($4,271,000) financed by the issuance of common stock and installment notes as previously discussed.

Cash and cash equivalents are generally the Company's most liquid assets. The Company's level of operating, financing, and investing activities during a given period impact the resultant level of cash and cash equivalents reported. The Company had liquid assets of $21,281,000 and $28,518,000 as of December 31, 1996 and 1995, respectively. Liquid assets in excess of necessary cash reserves are generally invested in short-term investments such as federal funds sold and commercial paper.

Interest Rate Sensitivity

Interest rate risk is an inherent part of the banking business as financial institutions gather deposits and borrow other funds to finance earning assets. Interest rate risk results when repricing of rates paid on deposits and other borrowing does not coincide with the repricing of interest-earning assets. Interest rate sensitivity management seeks to avoid fluctuating net interest margins and to enhance consistent growth of net interest income through periods of changing interest rates. The following table shows the estimated maturity and repricing structure of the Company's interest-earning assets and interest-bearing liabilities for three different independent and cumulative time intervals as of December 31, 1996 (dollars in millions). Nonmaturing deposit categories, including savings, NOW, and money market deposits are assumed to reprice along the following schedule - 10% within 0-30 days, 20% within 31-90 days, and 30% within 91 days to one year. Assumptions regarding prepayment and withdrawal rates are based upon industry experience and management believes such assumptions to be reasonable. The table does not necessarily indicate the impact general interest rate movements may have on the Company's net interest income as the actual repricing experience of certain assets and liabilities, such as loan prepayments and deposit withdrawals, is beyond the Company's control. As a result, certain assets and liabilities may reprice at intervals different from the maturities assumed in the table on the left given the general movement in interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates.

At December 31, 1996, interest-sensitive assets and interest-sensitive liabilities subject to repricing within one year, as a percentage of total assets were 40.6% and 39.0%, respectively. Variable rate and maturing fixed rate loans are the primary interest-sensitive assets repricing within one year. On the funding side of the balance sheet, liabilities subject to repricing within one year are fairly evenly distributed among all deposit categories.
The table at left demonstrates the Company is asset-sensitive at December 31, 1996, which would normally indicate that the Company's net interest margin would improve if rates increased and deteriorate if interest rates decreased.

                                                                   Total
                                      0-30     31-90     91-365    0-365
                                      Days      Days      Days      Days
            --------------------------------------------------------------
            ASSETS
            Loans
             Fixed                    $ 9.6     $  7.3    $ 35.7    $ 52.6
             Variable                  53.4        0.0       0.0      53.4
            Investment                  5.2        3.6      17.8      26.6
            Federal funds               2.6        0.0       0.0       2.6
            ---------------------------------------------------------------
            Total                     $70.8     $ 10.9    $ 53.5    $135.2
            ===============================================================
            LIABILITIES
            Savings & NOW deposits    $ 6.2     $ 12.4    $ 18.6    $ 37.2
            Time deposits               4.2       11.6      23.4      39.2
            Money market deposits       6.8       13.7      20.5      41.0
            Other interest-bearing
              liabilities               0.8        1.6       2.4       4.8
            ---------------------------------------------------------------
            Total                     $18.0     $ 39.3    $ 64.9    $122.2
            ===============================================================
            Interest sensitivity gap  $52.8     $(28.4)   $(11.4)   $ 13.0
            Cumulative gap             52.8       24.4      13.0      13.0
            Cumulative gap as a
             percentage of total
             earning assets            19.3%       8.9%      4.7%      4.7%
            ===============================================================

                                                         MANAGEMENT'S DISCUSSION


Capital Resources

Total shareholders' equity increased $3,146,000 in 1996, $6,212,000 in 1995, and $1,413,000 in 1994. The increase in 1996 was mainly due to net earnings retention, augmented by the tax effected improvement in net unrealized holding gains on securities available-for-sale as of December 31, 1996. The 1995 increase was the result of the additional stock issued to complete the Waterford acquisition, net earnings retention, and reductions in the tax effected net unrealized holding losses on securities available-for-sale. The increase in 1994 was mainly due to net earnings retention, reduced by the tax effected net unrealized holding losses on securities available-for-sale as of December 31, 1994. The following table illustrates historical internal growth trends for the years indicated.



                                                Years ended December 31,
       ------------------------------------------------------------------
                                         1996          1995          1994
       ------------------------------------------------------------------
       Return on assets                   1.4%          1.3%          1.3%
       Return on equity                  11.8          11.2          11.0
       Earnings retained                 68.5          70.5          70.9
       Dividend payout ratio             31.5          29.5          29.1
       Average equity to average assets  11.8          11.8          11.5
       Asset growth                       5.7          26.6          (0.4)
       ==================================================================

The Company is pursuing a policy of continued asset growth. In order to maintain appropriate ratios of equity to total assets, a corresponding level of capital growth must be achieved. Historically, capital growth has come primarily from internal sources through increased earnings and a conservative dividend policy. In addition, capital during 1995 increased as the result of stock issued in the acquisition of Waterford. The Company's dividend policy considers shareholders' desire for current income and the Company's need to provide internal capital growth through earnings retention. The percentage of 1996 earnings paid out in the form of dividends increased as the Company increased its quarterly dividend rate 20% in the first quarter of 1996. The percentage of 1995 earnings paid out in the form of dividends remained relatively consistent with 1994. Dividends paid by the Banks to the Company are used primarily to fund shareholders' dividends and for additional working capital.

There are certain regulatory constraints which affect the Company's capital levels. See Note 12 and Note 15 to the consolidated financial statements for additional explanation of these regulatory constraints.

Impact of Inflation and Changing Prices

The Company's Consolidated Financial Statements have been prepared in conformity with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without consideration of changes in the relative purchasing power of money over time impacted by inflation. The impact of inflation is reflected in the Company's other expense which tend to rise during periods of general inflation. The majority of the Company's assets and liabilities are monetary in nature and therefore differ greatly from most commercial and industrial companies that have significant investments in fixed assets or inventories. Consequently, interest rates have a greater impact on the Company's performance than do the general levels of inflation. Management believes the most significant impact on the Company's financial results is its ability to react to interest rate changes and endeavors to maintain an essentially balanced position between interest sensitive assets and liabilities in order to protect against wide fluctuations in the Company's net interest margin.

Pending Accounting Changes

Pending accounting changes for 1997 are set forth in detail as Note 1 to the Notes to the Consolidated Financial Statements contained herein.

STATE FINANCIAL SERVICES CORPORATION

REPORT OF MANAGEMENT

The management of State Financial Services Corporation is responsible for the preparation and integrity of the Consolidated Financial Statements and other financial information included in this Annual Report. The financial statements have been prepared in accordance with generally accepted accounting principles and include amounts that are based upon informed judgements and estimates by management. The other financial information in this Annual Report is consistent with the financial statements.

The Company maintains a system of internal accounting controls. Management believes that the internal accounting controls provide reasonable assurance that transactions are executed and recorded in accordance with Company policy and procedures and that the accounting records may be relied on as a basis for preparation of the financial statements and other financial information.

The Company's independent auditors were engaged to perform an audit of the Consolidated Financial Statements, and the auditor's report expresses their opinion as to the fair presentation of the consolidated financial statements in conformity with generally accepted accounting principles.

The Audit Committee of the Board of Directors, comprised of directors who are not employees of the Company, meets periodically with management, the internal auditors, and the independent auditors to discuss the adequacy of the internal accounting controls. Both the independent auditors and the internal auditors have full and free access to the Audit Committee.

/s/ Michael J. Falbo
Michael J. Falbo
President and Chief Executive Officer


/s/ Michael A. Reindl
Michael A. Reindl
Senior Vice President, Controller, and Chief Financial Officer


REPORT OF ERNST & YOUNG LLP,

INDEPENDENT AUDITORS

Board of Directors and Shareholders
State Financial Services Corporation

We have audited the accompanying consolidated balance sheets of State Financial Services Corporation and subsidiaries (the Company) as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 1996 and 1995, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

ERNST & YOUNG LLP

January 17, 1997

                                                            FINANCIAL STATEMENTS


             STATE FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES
                          Consolidated Balance Sheets

                                                                                                   December 31
                                                                                         1996                     1995
                                                                                   --------------------------------------
Assets
Cash and due from banks                                                            $  15,581,811            $  16,107,613
Federal funds sold                                                                     2,599,107                6,540,309
Other short-term investments                                                           3,100,000                5,870,000
                                                                                   -------------            -------------
Cash and cash equivalents                                                             21,280,918               28,517,922
Investment securities:
  Held-to-maturity (fair value of $31,541,364--1996 and
    $44,683,716--1995)                                                                31,302,232               44,225,970
  Available-for-sale (at fair value)                                                  37,776,116               18,857,758
Loans (net of allowance for loan losses of $2,607,579--
  1996 and $2,711,362--1995)                                                         199,063,121              183,042,806
Premises and equipment                                                                 4,691,988                4,897,071
Accrued interest receivable                                                            2,095,839                2,046,426
Other assets                                                                           5,011,683                3,449,248
                                                                                   -------------            -------------
                                                                                   $ 301,221,897            $ 285,037,201
                                                                                   =============            =============
Liabilities and shareholders' equity
Deposits:
  Demand                                                                           $  55,109,370            $  52,173,476
  Savings                                                                             61,847,490               65,470,981
  Money market                                                                        68,393,363               57,475,605
  Time deposits in excess of $100,000                                                  9,799,067                9,829,863
  Other time deposits                                                                 59,507,256               61,267,908
                                                                                   -------------            -------------
Total deposits                                                                       254,656,546              246,217,833

Notes payable                                                                            961,844                1,061,844
Securities sold under agreement to repurchase                                          2,400,160                3,300,160
Federal funds purchased                                                                5,600,000                        -
Accrued expenses and other liabilities                                                 1,082,479                  875,689
Accrued interest payable                                                                 994,324                1,200,652
                                                                                   -------------            -------------
Total liabilities                                                                    265,695,353              252,656,178

Shareholders' equity:
  Preferred stock, $1 par value; authorized--100,000 shares;
    issued and outstanding--none
  Common stock, $.10 par value; authorized--10,000,000
    shares; issued and outstanding--3,198,253 shares in
    1996 and 2,649,119 shares in 1995                                                    319,825                  264,912
  Additional paid-in capital                                                          28,687,633               28,568,137
  Retained earnings                                                                    6,932,623                4,187,224
  Net  unrealized holding gain (loss) on securities available-for-sale                    62,728                 (114,357)
  Guaranteed ESOP obligation                                                            (476,265)                (524,893)
                                                                                   -------------            -------------
Total shareholders' equity                                                            35,526,544               32,381,023
                                                                                   -------------            -------------
                                                                                   $ 301,221,897            $ 285,037,201
                                                                                   =============            =============


See accompanying notes

STATE FINANCIAL SERVICES CORPORATION


             STATE FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES
                       Consolidated Statements Of Income

                                                                                   Year Ended December 31
                                                                     1996                   1995                 1994
                                                                 -------------------------------------------------------
Interest income:
  Loans                                                          $18,146,633            $15,833,190          $12,086,365
  Investment securities:
    Taxable                                                        3,271,152              2,526,579            2,125,903
    Tax-exempt                                                       758,689                689,423              789,312
  Federal funds sold                                                 246,412                314,111              226,224
                                                                 -----------            -----------          -----------
Total interest income                                             22,422,886             19,363,303           15,227,804

Interest expense:
  Deposits                                                         8,359,780              7,029,954            4,750,979
  Notes payable and other borrowings                                 392,332                306,188               21,702
                                                                 -----------            -----------          -----------
Total interest expense                                             8,752,112              7,336,142            4,772,681
                                                                 -----------            -----------          -----------
Net interest income                                               13,670,774             12,027,161           10,455,123
Provision for loan losses                                            210,000                190,000              120,000
                                                                 -----------            -----------          -----------
Net interest income after provision for loan losses               13,460,774             11,837,161           10,335,123
Other income:
  Service charges on deposit accounts                                991,708                992,218            1,067,748
  ATM service charges                                                195,414                204,694              214,920
  Merchant services                                                1,032,587                715,137              607,545
  Building rent                                                      284,456                222,567              239,600
  Investment securities losses, net                                        -                      -              (10,290)
  Other                                                              555,503                346,305              318,483
                                                                 -----------            -----------          -----------
                                                                   3,059,668              2,480,921            2,438,006
Other expenses:
  Salaries and employee benefits                                   4,450,391              4,100,998            3,633,297
  Net occupancy expense                                              816,368                770,545              782,805
  Equipment rentals, depreciation and maintenance                  1,242,855              1,034,867              932,452
  Data processing                                                    653,244                544,499              609,349
  Legal and professional                                             287,209                326,555              289,357
  ATM fees                                                           202,534                193,546              210,465
  Merchant services                                                  871,237                619,952              519,063
  Regulatory agency assessments                                      101,725                228,768              442,884
  Postage and courier                                                234,990                220,020              186,937
  Office supplies                                                    178,415                193,479              222,179
  Advertising                                                        305,195                160,546              202,095
  Other                                                            1,167,608              1,065,880              925,297
                                                                 -----------            -----------          -----------
                                                                  10,511,771              9,459,655            8,956,180
                                                                 -----------            -----------          -----------
Income before income taxes                                         6,008,671              4,858,427            3,816,949
Income taxes                                                       2,003,000              1,579,000            1,010,000
                                                                 -----------            -----------          -----------
Net income                                                       $ 4,005,671            $ 3,279,427          $ 2,806,949
                                                                 ===========            ===========          ===========
Net income per common and common equivalent share$               $      1.28            $      1.13          $      1.00
                                                                 ===========            ===========          ===========


See accompanying notes

                                                            FINANCIAL STATEMENTS


             STATE FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES
                Consolidated Statements Of Shareholders' Equity



                                                                                        Unrealized
                                                                                          Holding
                                                                                        Gain (Loss)    Guaranteed
                                     Common         Paid-in           Retained              on            ESOP
                                     Stock          Capital           Earnings          Securities     Obligation       Total
                                     ----------------------------------------------------------------------------------------------
Balance at January 1, 1994           $197,755       $17,946,330       $ 7,226,099       $      -       $ (614,507)      $24,755,677
  Net  income                               -                 -         2,806,949              -                -         2,806,949
  Issuance of 8,130 shares
    under the 1990 Stock Plans            813            84,197                 -              -                -            85,010
  Cash dividends                            -                 -          (817,506)             -                           (817,506)
  Investments fair value
    adjustment - net of tax
    effect of $363,872                      -                 -                 -       (708,361)               -          (708,361)
  Reduction of guaranteed
    ESOP obligation                         -                 -                 -              -           47,125            47,125
                                     --------       -----------       -----------       --------       ----------       -----------
Balances at December 31, 1994         198,568        18,030,527         9,215,542       (708,361)        (567,382)       26,168,894

  Net  income                               -                 -         3,279,427              -                -         3,279,427
  Issuance of 214,871 shares
    in acquisition                      1,487         3,180,741                 -              -                -         3,202,228
  Issuance of 7,258 shares
    under the 1990 Stock Plans            726            63,645                 -              -                -            64,371
  Cancellation of 208 shares
    under the 1990 Stock Plans            (21)           (2,891)                -              -                -            (2,912)
  Cash dividends                            -                 -          (967,478)             -                -          (967,478)
  Change in fair value of
    investments - net of tax
    effect of $304,960                      -                 -                 -        594,004                -           594,004
  Reduction of guaranteed
    ESOP obligation                         -                 -                 -              -           42,489            42,489
  Issuance of 441,520 shares
    for 20% stock dividend             44,152         7,296,115        (7,340,267)             -                -                 -
                                     --------       -----------       -----------       --------       ----------       -----------
Balances at December 31, 1995         264,912        28,568,137         4,187,224       (114,357)        (524,893)       32,381,023

  Net  income                        $      -       $         -       $ 4,005,671       $      -       $        -       $ 4,005,671
  Issuance of 16,262 shares
    under the 1990 stock plans          1,609           172,800                 -              -                -           174,409
  Cash dividends                            -                 -        (1,260,272)             -                -        (1,260,272)
  Change in fair value of
    investments, net of tax effect
    of $91,255                              -                 -                 -        177,085                -           177,085
  Reduction of guaranteed ESOP
    obligation                              -                 -                 -              -           48,628            48,628
  Six-for-five stock split             53,304           (53,304)                -              -                -                 -
                                     --------       -----------       -----------       --------       ----------       -----------
Balances at December 31, 1996        $319,825       $28,687,633       $ 6,932,623       $ 62,728       $ (476,265)      $35,526,544
                                     ========       ===========       ===========       ========       ==========       ===========


See accompanying notes

STATE FINANCIAL SERVICES CORPORATION


             STATE FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES
                     Consolidated Statements Of Cash Flows

                                                                                 Year Ended December 31
                                                                    1996                  1995                    1994
                                                              -----------------------------------------------------------
Operating activities
Net income                                                    $   4,005,671          $  3,279,427           $   2,806,949
Adjustments to reconcile net income to net
  cash provided by operating activities:
  Provision for loan losses                                         210,000               190,000                 120,000
  Provision for depreciation                                        891,847               594,884                 616,576
  Amortization of investment securities
    premiums and accretion of discounts, net                        163,558               100,748                 165,908
  Amortization of goodwill                                          155,765                64,148                  29,711
  Deferred income tax provision                                     (80,000)             (108,000)                (92,000)
  Amortization of branch acquisition premium                         29,665                29,665                  29,665
  Increase in interest receivable                                   (49,413)             (371,613)               (171,909)
  Increase (decrease) in interest payable                          (206,328)              434,212                  49,243
  Realized investment securities losses                                  -                      -                  10,290
  Other                                                          (1,552,301)              (47,171)                 13,184
                                                              -------------          ------------           -------------
Net cash provided by operating activities                         3,568,464             4,166,300               3,577,617

Investing activities
Proceeds from sales, maturity or principal
  payments of held-to-maturity investment securities             14,417,000            17,302,800              12,412,091
Purchases of held-to-maturity investment securities              (1,652,888)          (17,023,829)            (13,874,294)
Purchases of securities available-for-sale                      (28,578,265)           (1,688,561)             (9,078,694)
Maturities and sales of securities available-for-sale             9,924,286             7,118,938              12,460,795
Net increase in loans before business acquisitions              (16,230,315           (14,968,956)            (15,780,632)
Net purchases of premises and equipment                            (686,764)             (372,144)               (325,057)
Business acquisitions, net of cash and cash
  equivalents acquired of $2,427,440:
    Loans                                                                 -           (24,433,534)                      -
    Investment securities held-to-maturity                                -            (9,686,714)                      -
    Investment securities available-for-sale                              -              (839,402)                      -
    Premises and equipment                                                -              (685,461)                      -
    Goodwill                                                              -            (1,446,346)                      -
    Deposits                                                              -            33,044,661                       -
    Other, net                                                            -              (226,958)                      -
                                                              -------------          ------------           -------------
  Net cash used by investing activities                         (22,806,946)          (13,905,506)            (14,185,791)


See accompanying notes

                                                  FINANCIAL STATEMENTS AND NOTES


             STATE FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES
               Consolidated Statements Of Cash Flows (continued)

                                                                        Year Ended December 31
                                                                1996           1995           1994
                                                        ---------------------------------------------------
Financing activities
Net increase (decrease) in deposits before
  business acquisitions                                 $   8,438,713      $ 15,772,008       $ (2,367,243)
Repayment of notes payable                                   (100,000)         (115,364)          (112,515)
Proceeds of notes payable                                           -         1,061,844                  -
Net decrease in guaranteed ESOP obligation                     48,628            42,489             47,125
Net change in securities sold under
  agreements to repurchase                                   (900,000)        3,000,160            300,000
Cash dividends                                             (1,260,272)         (967,478)          (817,506)
Proceeds from federal funds purchased                       5,600,000                 -                  -
Issuance of common stock in acquisition                             -         3,202,228                  -
Proceeds from exercise of stock options                       174,409            64,371             76,610
                                                        -------------     -------------      -------------
Net cash provided (used) by financing activities           12,001,478        22,060,258         (2,873,529)
                                                        -------------     -------------      -------------
Increase (decrease) in cash and cash equivalents           (7,237,004)       12,321,052        (13,481,703)
Cash and cash equivalents at beginning of year             28,517,922        16,196,870         29,678,573
                                                        -------------     -------------      -------------
Cash and cash equivalents at end of year                 $ 21,280,918      $ 28,517,922       $ 16,196,870
                                                        =============     =============      =============
Supplementary information:
  Interest paid                                          $  8,958,440      $  6,901,930       $  4,701,736
  Income taxes paid                                         2,360,975         1,719,247          1,017,276

Non-cash transactions:
  Investment securities transferred to
    available-for-sale portfolio                                    -                 -         27,059,267
  Issuance of common stock under
    1990 Stock Plans, net                                           -            (2,912)             8,400

See accompanying notes


STATE FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES
Notes To Consolidated Financial Statements

1. ACCOUNTING POLICIES
The accounting policies followed by State Financial Services Corporation (the Company) and the methods of applying those principles which materially affect the determination of its financial position, cash flows or results of operations are summarized below.

ORGANIZATION
The Company and its wholly owned subsidiaries, State Financial Bank and State Financial Bank - Waterford (acquired August 24, 1995) (collectively, the Banks) provide a full range of financial services to customers through their branch locations in Milwaukee, Waukesha and Racine counties in Wisconsin. The Banks are subject to competition from other financial institutions and are also subject to the regulations of certain federal and State of Wisconsin agencies and undergo periodic examinations by those regulatory authorities.

CONSOLIDATION
The consolidated financial statements include the accounts of the parent company and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

USE OF ESTIMATES
In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans.

STATE FINANCIAL SERVICES CORPORATION

SHARE DATA
Share data and per share information has been restated for all periods to give effect to the January 23, 1996 20% stock dividend and the January 28, 1997 six-for-five stock split.

INVESTMENT SECURITIES
As of January 1, 1994, the Company changed its method of accounting for investments. Securities are classified as held-to-maturity, trading or available-for-sale. As of January 1, 1994, management determines the appropriate classification of securities at the time of purchase. The balance of shareholders' equity as of January 1, 1994, was decreased by $33,518 (net of $17,267 in deferred income taxes) to reflect the net unrealized holding losses on securities classified as available-for-sale previously carried at amortized cost or lower of cost or market.

Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity.
Held-to-maturity securities are carried at amortized cost.

Debt securities that the Company does not have a positive intent and ability to hold to maturity and equity securities are classified as available-for-sale and are carried at estimated fair value, with unrealized gains and losses, net of tax, reported as a separate component of equity.

The amortized cost of debt securities classified as held-to-maturity or available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity, or in the case of mortgage-related securities, over the estimated life of the security. Such amortization is calculated using the level-yield method, adjusted for prepayments, and is included in interest income from investments. Realized gains and losses, and declines in value judged to be other than temporary are included in net securities gains and losses. The cost of securities is based on the specific identification method.

INTEREST ON LOANS
Interest income on loans is accrued and credited to operations based on the principal amount outstanding. The accrual of interest income is generally discontinued when a loan becomes 90 days past due as to principal or interest and/or when, in the opinion of management, full collection is unlikely. When interest accruals are discontinued, unpaid interest credited to income in the current year is reversed and interest accrued in the prior year is charged to the allowance for loan losses. Management may elect to continue the accrual of interest when the loan is in the process of collection and the fair value of collateral is sufficient to cover the principal balance and accrued interest. Interest received on nonaccrual loans is either applied against principal or reported as interest income according to management's judgment regarding the collectibility of principal. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

LOAN FEES AND RELATED COSTS
Loan origination and commitment fees and certain direct loan origination costs are deferred and the net amounts are amortized as an adjustment of the related loan's yield. The Company is generally amortizing these amounts using the level-yield method over the contractual life of the related loans. Fees related to stand-by letters of credit are recognized over the commitment period.

ALLOWANCE FOR LOAN LOSSES
The allowance for loan losses is maintained at a level believed adequate by management to absorb potential losses in the loan portfolio. Management's determination of the adequacy of the allowance is based on an evaluation of the portfolio; past loan loss experience, current economic conditions, volume, growth and composition of the loan portfolio; adverse situations that may affect the borrower's ability to repay; the estimated value of any underlying collateral and other relevant factors. The allowance is increased by provisions charged to earnings and reduced by charge-offs, net of recoveries.

A substantial portion of the Banks' loans are to customers located in Southeastern Wisconsin. Accordingly, the ultimate collectibility of a substantial portion of the Banks' loan portfolio is susceptible to changes in market conditions in that area.

PREMISES AND EQUIPMENT
Land is carried at cost. Premises and equipment are carried at cost less accumulated depreciation. The provision for depreciation is computed using both accelerated and straight-line methods over the estimated useful lives of the respective assets.

GOODWILL

Goodwill is amortized on a straight-line basis over 14 years.

EARNINGS PER SHARE
Earnings per share is computed based on the weighted average common and common equivalent (if dilutive) shares outstanding. The weighted average number of shares used was 3,141,368 in 1996, 2,897,555 in 1995 and 2,794,402 in 1994.

                                                  FINANCIAL STATEMENTS AND NOTES


Income Taxes
The Company accounts for income taxes using the liability method. Deferred income tax assets and liabilities are adjusted regularly to amounts estimated to be receivable or payable based on current tax law and the Company's tax status.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers cash and due from banks and investment securities with maturities of three months or less at the time of acquisition as cash and cash equivalents.

Pending Accounting Changes
The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which is effective for transfers occurring after December 31, 1996. This statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on a consistent application of the financial-components approach that focuses on control. The FASB subsequently issued SFAS No. 127 in December 1996, which provided for the deferral of the effective date of certain provisions of SFAS No. 125. Management believes that the effect of adopting these statements will not be material to the Company's financial condition or results of operations.

2. Acquisition of Waterford Bancshares, Inc.
On August 24, 1995, the Company completed its acquisition of Waterford Bancshares, Inc. (Bancshares). Bancshares was the parent bank holding company of Waterford Bank, Waterford, Wisconsin. In connection with the acquisition, the Company issued 257,845 shares of its common stock with a value of $3,322,000 (net of acquisitions costs to date totaling $120,000), $1,061,844 in two-year installment notes, and $2,260,401 in cash in exchange for the outstanding common stock of Bancshares. The acquisition was recorded using purchase accounting.

On a pro forma basis, net income and net income per common and common equivalent share for the year ended December 31, 1995 and 1994, after giving effect to the Bancshares' acquisition as if it occurred on January 1, 1994, are as follows:



                                            Year ended December 31
                                              1995         1994
                                           ---------------------------
            Total income                   $22,402,091     $20,498,537
            Net income                       3,354,652       2,660,428
            Net income per common
              and common equivalent share         1.08             .86


3. Restrictions on Cash and Due From Bank Accounts
The Banks are required to maintain reserve balances with the Federal Reserve Bank. The average amount of reserve balances for the year ended December 31, 1996, was approximately $1,895,000.

4. Investment Securities
The amortized cost and estimated fair values of investments in debt securities follow:


Held-to-Maturity                                                 Gross           Gross
                                                Amortized       Unrealized      Unrealized       Estimated
                                                  Cost           Gains            Losses         Fair Value
                                               ---------------------------------------------------------------
December 31, 1996:
U.S. Treasury securities
    and obligations of U.S.
    government agencies                          $18,782,342       $168,205     $ (32,507)     $18,918,040
Obligations of states and
    political subdivisions                        12,019,890        123,750       (19,386)      12,124,254
Other securities                                     500,000          5,270        (6,200)         499,070
                                                 -------------------------------------------------------------
                                                 $31,302,232       $297,225     $ (58,093)     $31,541,364
                                                 =============================================================
December 31, 1996:
U.S. Treasury securities
 and obligations of U.S.
 government agencies                             $27,388,783       $436,277     $ (12,887)     $27,812,173
Obligations of states and
 political subdivisions                           16,337,187        130,967       (51,251)      16,416,903
Other securities                                     500,000          5,750       (51,110)         454,640
                                                 -------------------------------------------------------------
                                                 $44,225,970       $572,994     $(115,248)     $44,683,716
                                                 ==============================================================

 STATE FINANCIAL SERVICES CORPORATION

                                             Gross       Gross
                               Amortized   Unrealized  Unrealized   Estimated
                                 Cost        Gains       Losses    Fair Value
                              ------------------------------------------------
 Available-for-Sale
 December 31, 1996:
 U.S. Treasury securities
  and obligations of U.S.
  government agencies         $15,235,544    $ 94,402  $ (22,992)  $15,306,954
 Obligations of state
  and political subdivisions    2,995,581      23,714     (2,944)    3,016,351
 Mortgage-backed
  securities                   16,752,765      47,756    (56,783)   16,743,738
 Other securities               2,697,185      11,888          -     2,709,073
                              ------------------------------------------------
                              $37,681,075    $177,760  $ (82,719)  $37,776,116
                              ================================================
 December 31, 1995:
 Mortgage-backed
 securities                   $17,281,336    $  2,771  $(176,040)  $17,108,067
 Other securities               1,749,691           -          -     1,749,691
                              ------------------------------------------------
                              $19,031,027    $  2,771  $(176,040)  $18,857,758
                              ================================================


The amortized cost and estimated fair value of investment securities at December 31, 1996, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers or issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                Estimated
     Held-to-Maturity                          Amortized Cost  Fair Value
                                               ---------------------------
       Due in one year or less                    $ 9,944,475  $ 9,971,028
       Due after one year through five years       18,696,368   18,815,702
       Due after five years through ten years       1,261,495    1,291,435
       Due after ten years                          1,399,894    1,463,199
                                                  ------------------------
                                                  $31,302,232  $31,541,364
                                                  ========================
                                                               Estimated
     Available-for-Sale                        Amortized Cost  Fair Value
                                               ---------------------------
       Due in one year or less                    $12,906,336  $12,875,989
       Due after one year through five years       21,087,061   21,136,336
       Due after five years through ten years       2,954,567    3,016,352
       Due after ten years                            733,111      747,439
                                                  ------------------------
                                                  $37,681,075  $37,776,116
                                                  ========================


The Company's investments in mortgage-related securities have been allocated to the various maturity categories based on expected maturities using current prepayment estimates.

In 1996, there were no sales of investments. Proceeds from sales of investments in debt and marketable equity available-for-sale securities during 1995 and 1994 were $829,805 and $4,475,035, respectively. No gain or loss was realized on the 1995 sales. Gross losses of $10,290 and no gains were realized on the 1994 sales.

At December 31, 1996 and 1995, investment securities with a carrying value of $12,912,811 and $12,164,239, respectively, were pledged as collateral to secure public deposits and for other purposes.

5. Loans

  A summary of loans outstanding at December 31, 1996 and 1995, follows:

                                            1996                      1995
                                        --------------------------------------
     Commercial                         $ 44,088,070              $ 46,322,568
     Consumer                             30,046,232                21,997,489
     Real estate mortgage                114,464,755               105,139,120
     Other                                13,041,643                12,294,991
                                        --------------------------------------
                                        $201,670,700              $185,754,168
                                        ======================================

                                                  FINANCIAL STATEMENTS AND NOTES


6. ALLOWANCE FOR LOAN LOSSES

Changes in the allowance for loan losses for three years ended December 31, 1996 are as follows:

                                            1996               1995               1994
                                         ------------------------------------------------
   Balance at beginning of year          $2,711,362         $1,982,941         $2,084,467
    Allowance from acquired bank                  -            734,577                  -
    Provision for loan losses               210,000            190,000            120,000
    Charge-offs                            (384,802)          (308,994)          (280,856)
    Recoveries                               71,019            112,838             59,330
                                         ------------------------------------------------
    Net charge-offs                        (313,783)          (196,156)          (221,526)
                                         ------------------------------------------------
   Balance at end of year                $2,607,579         $2,711,362         $1,982,941
                                         ================================================

Total nonaccrual loans were $2,363,000 and $1,386,000 at December 31, 1996 and 1995, respectively.

7. LOANS TO RELATED PARTIES

In the ordinary course of business, loans are granted to related parties, which include bank officers, principal shareholders, directors and entities in which such persons are principal shareholders. Loans outstanding at December 31, 1996 and 1995 to such related parties were approximately $4,982,000 and $5,841,000, respectively. During 1996, approximately $2,363,000 of new loans were made and repayments totaled approximately $3,222,000. Loans to related parties were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectibility.

8. PREMISES AND EQUIPMENT

A summary of premises and equipment at December 31, 1996 and 1995, is as follows:

                                           1996               1995
                                       ------------------------------
Buildings                              $ 4,320,075        $ 4,328,973
Furniture and equipment                  5,050,246          4,483,867
Leasehold improvements                   1,620,192          1,565,679
                                       ------------------------------
                                        10,990,513         10,378,519
Less accumulated depreciation            7,168,150          6,351,073
                                       ------------------------------
                                         3,822,363          4,027,446
Land                                       869,625            869,625
                                       ------------------------------
                                       $ 4,691,988        $ 4,897,071
                                       ==============================

9. NOTES PAYABLE

Notes payable at December 31, 1996 and 1995, consist of notes payable to shareholders of the former Waterford Bancshares, due on September 19, 1997. These notes were issued as part of the Company's acquisition of Waterford.

The Company has a $1,000,000 line of credit available through April 30, 1997, at the prime rate (8.25% at December 31, 1996). As of December 31, 1996, no amounts are outstanding on the line.

10. EMPLOYEE BENEFIT PLANS

The Company has a noncontributory money purchase pension plan covering substantially all employees who meet certain minimum age and service requirements. Annual contributions are fixed based on compensation of participants. The Company's contribution to the pension plan for each participant is an amount equal to 4% of the participants' total eligible compensation plus an additional 2% of the participants eligible compensation in excess of $20,000. The Company's funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes. Company contributions are made annually at the discretion of the board of directors and amounted to $130,698 in 1996, $112,493 in 1995 and $94,320 in 1994. Plan assets are invested in a diversified portfolio of high quality debt and equity investments.

In 1990, the Company formed an Employees' Stock Ownership Plan (ESOP) for the benefit of employees meeting certain minimum age and service requirements. Company contributions to the ESOP trust, which was established to fund the plan, are made on a discretionary basis and are expensed to operations in the year accrued ($70,157 in 1996, $69,957 in 1995 and $65,196 in 1994). The number of shares released to participants is determined based on the annual contribution amount plus any dividends paid on unallocated shares divided by the market price of the stock at the contribution date. The activity in the number of unearned ESOP shares follows:

                                              1996    1995     1994
                                             -----------------------
            Balance at beginning of year     50,393   61,146  70,336
            Shares committed to be released  (7,931) (10,753) (9,190)
                                             -----------------------
            Balance at end of year           42,462   50,393  61,146
                                             =======================

At December 31, 1996, the fair value of unearned ESOP shares is $707,842.

The cost of the unearned ESOP shares has been shown as a reduction of shareholders' equity.

STATE FINANCIAL SERVICES CORPORATION

11. INCOME TAXES

The Company and its subsidiaries file a consolidated federal income tax return. The subsidiaries provide for income taxes on a separate-return basis and remit to the Company amounts determined to be currently payable or realize the benefit they would be entitled to on such a basis. The Company and subsidiaries file separate state income tax returns.

Significant components of the provision for income taxes attributable to continuing operations are as follows:

                             1996            1995           1994
                         ------------------------------------------
Current:
Federal                  $1,763,000      $1,434,000      $1,024,000
 State                      320,000         253,000          78,000
                         ------------------------------------------
                          2,083,000       1,687,000       1,102,000
                         ==========================================
Deferred (credit):
 Federal                    (42,000)        (85,000)        (74,000)
 State                      (38,000)        (23,000)        (18,000)
                         ------------------------------------------
                            (80,000)       (108,000)        (92,000)
                         ------------------------------------------
                         $2,003,000      $1,579,000      $1,010,000
                         ==========================================

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities of December 31, 1996 and 1995, are illustrated at right:

                                                       1996         1995
                                                    ----------------------
       Deferred tax assets:
        Allowance for loan losses                   $  680,000  $  720,000
        Federal net operating loss carryforward        212,000     245,000
        State net operating loss carryforward          267,000     254,000
        Unrealized loss on investment securities             -      59,000
        Accumulated depreciation                       104,000     178,000
        Other                                          427,000     189,000
                                                    ----------------------
                                                     1,690,000   1,645,000
       Valuation allowance for deferred tax assets    (479,000)   (499,000)
                                                    ----------------------
       Net deferred tax assets                       1,211,000   1,146,000
       Deferred tax liabilities:
        Unrealized gain on investment securities        32,000           -
        Net deferred tax liabilities - other           246,000     138,000
        Purchase accounting adjustments                236,000     300,000
                                                    ----------------------
       Net deferred tax liabilities                    514,000     438,000
                                                    ----------------------
       Net deferred tax assets                      $  697,000  $  708,000
                                                    ======================

The income tax expense differs from that computed at the federal statutory corporate tax rate as follows:

                                             1996             1995             1994
                                          --------------------------------------------
Income before income taxes                $6,008,671       $4,858,497       $3,816,986
                                          ============================================
Income tax expense at the federal
   statutory rate of 34%                  $2,042,948       $1,651,889       $1,297,775
Increase (decrease) resulting from:
 Tax-exempt interest income                 (280,000)        (263,000)        (302,000)
 State income taxes, net of federal
     income tax benefit                      196,000          164,000          111,000
Decrease in valuation allowance
     for deferred tax assets                 (20,000)         (22,000)        (170,000)
Other                                         64,052           48,111           73,225
                                          --------------------------------------------
                                          $2,003,000       $1,579,000       $1,010,000
                                          ============================================

At December 31, 1996, the Company had federal net operating loss carry-forwards of approximately $624,000 and state net operating loss carryforwards of approximately $5,123,000. These carryforwards which are subject to an annual limitation of approximately $100,000 are available to reduce future tax expense through the year ending December 31, 2009.
                                     -30-

                                                  FINANCIAL STATEMENTS AND NOTES

12. RESTRICTIONS ON SUBSIDIARIES' DIVIDENDS, LOANS OR ADVANCES

Dividends are paid by the Company from its assets, which are mainly provided by dividends from the Banks. However, certain restrictions exist regarding the ability of the Banks to transfer funds to the Company in the form of cash dividends, loans or advances. Approval of the regulatory authorities is required to pay dividends in excess of certain levels of the Banks' retained earnings.

As of December 31, 1996, the Banks had net retained earnings of $4,282,000, which are available for distribution to the Company as dividends without prior regulatory approval.

Under Federal Reserve Bank regulations, the Banks are limited as to the amount they may loan to their affiliates, including the Company, unless such loans are collateralized by specified obligations. At December 31, 1996, the maximum amount available for transfer from the Banks to the Company in the form of loans approximated 8% of the Banks' consolidated net worth.

13. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

Loan commitments are made to accommodate the financial needs of the Company's customers. Standby letters of credit commit the Company to make payments on behalf of customers when certain specified future events occur. Both arrangements have credit risk essentially the same as that involved in extending loans to customers and are subject to the Company's normal credit policies. Collateral is obtained based on management's credit assessment of the customer.

The Company's maximum exposure to credit loss for loan commitments (unfunded loans and unused lines of credit) and standby letters of credit outstanding at December 31, 1996 were $32,536,000 and $990,000, respectively. All such arrangements expire in 1997. Loan commitments and standby letters of credit were $29,058,000 and $1,147,000, respectively, at December 31, 1995.

14. LEASES

The Company rents space for banking facilities under operating leases. Certain leases include renewal options and provide for the payment of building operating expenses and additional rentals based on adjustments due to inflation. Rent expense under operating leases totaled approximately $421,000, $382,000 and $416,000, in 1996, 1995 and 1994, respectively.

Future minimum payments under noncancellable operating leases with initial terms of one year or more consisted of the following at December 31, 1996:

     1997              $   393,000
     1998                  342,000
     1999                  342,000
     2000                  351,000
     2001                  311,000
     Thereafter          2,343,000
                       -----------
                       $ 4,082,000
                       ===========

Minimum rentals for 1997 include $156,000 (1998 and 1999 include $106,000) per year relative to space used by the Banks which is leased from a partnership, two partners of which are also directors of the Company. Minimum payments have not been reduced by minimum sublease payments of $38,025 due in the future under non-cancellable subleases.

15. REGULATORY CAPITAL

The Company and subsidiary Banks are subject to various regulatory capital requirements administered by state and federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company and subsidiary Banks' financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and subsidiary Banks must meet specific capital guidelines that involve quantitative measures of the Company and subsidiary Banks' assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company and subsidiary Banks' capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and subsidiary Banks to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1996, that the Company and subsidiary Banks meet all capital adequacy requirements to which they are subject.

As of December 31, 1996, the most recent notification from the State of Wisconsin Department of Financial Institutions categorized the Company and subsidiary Banks as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Company and subsidiary Banks must maintain minimum total risk-based, Tier I risk-based, Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institutions' category.

STATE FINANCIAL SERVICES CORPORATION

The Company and subsidiary Banks' actual capital amounts and ratios are also presented in the following table (dollars in thousands).

                                                                     To Be Well
                                                                  Capitalized Under
                                                For Capital       Prompt Corrective
                               Actual        Adequacy Purposes    Action Provisions
                          -----------------------------------------------------------
                          Amount    Ratio   Amount      Ratio     Amount      Ratio
                          -----------------------------------------------------------
As of December 31, 1996:
Total Capital
(to Risk Weighted
   Assets):
  Consolidated            $36,170   17.5%    $16,527       8.0%    $20,659      10.0%
  State Financial Bank     24,074   13.6%     14,155       8.0%     17,693      10.0%
  State Financial Bank-
    Waterford               3,949   16.4%      1,930       8.0%      2,412      10.0%
Tier I Capital
 (to Risk Weighted
   Assets):
  Consolidated             33,586   16.3%      8,264       4.0%     12,396       6.0%
  State Financial Bank     22,032   12.5%      7,077       4.0%     10,616       6.0%
  State Financial Bank-
     Waterford              3,644   15.1%        965       4.0%      1,447       6.0%
Tier I Capital
 (to Average Assets):
  Consolidated             33,586   11.5%     11,731       4.0%     14,664       5.0%
  State Financial Bank     22,032    9.0%      9,826       4.0%     12,282       5.0%
  State Financial Bank-
     Waterford              3,644    9.3%      1,574       4.0%      1,968       5.0%

As of December 31, 1995:
Total Capital
 (to Risk Weighted
  Assets):
  Consolidated            $33,076   17.3%    $15,281       8.0%    $19,101      10.0%
  State Financial Bank     23,510   14.2%     13,204       8.0%     16,506      10.0%
  State Financial Bank-
     Waterford              5,645   24.1%      1,876       8.0%      2,345      10.0%
Tier I Capital
 (to Risk Weighted
  Assets):
  Consolidated             30,684   16.1%      7,641       4.0%     11,461       6.0%
  State Financial Bank     21,514   13.0%      6,602       4.0%      9,903       6.0%
  State Financial Bank-
    Waterford               5,347   22.8%        938       4.0%      1,407       6.0%
Tier I Capital
 (to Average Assets):
  Consolidated             30,684   11.0%     11,212       4.0%     14,015       5.0%
  State Financial Bank     21,514    9.1%      9,443       4.0%     11,804       5.0%
  State Financial Bank-
    Waterford               5,347   13.6%      1,574       4.0%      1,968       5.0%

16. STOCK PLANS AND OPTIONS

The Company's board of directors adopted the 1990 Stock Option/Stock Appreciation Rights and Restricted Stock Plan for Key Officers and Employees, and the 1990 Director Stock Option Plan, (collectively, the 1990 Stock Plans). The Company has reserved 304,585 shares of its common stock as of December 31, 1996, for the exercise of options and issuance of shares under the 1990 Stock Plans. Options are exercisable at a price equal to the fair market value of the shares at the time of the grant. Options must be exercised within ten years after grant.

A summary of restricted stock and stock option transactions follows, as restated, to give effect to the January 23, 1996, stock dividend and the January 28, 1997 six-for-five stock split.

                                                  FINANCIAL STATEMENTS AND NOTES

                                Number of
                                Shares of                    Number                        Total
                                Restricted                  of Stock                       Number
                                  Stock         Price        Options         Price       of Shares
                                ------------------------------------------------------------------
Balance at January 1, 1994        14,227    $6.08 - $9.02     92,006     $4.63 - $9.02    106,233
 Granted                             864             9.73     18,749              9.73     19,613
 Vested restricted stock            (432)            8.25          -                 -       (432)
 Exercised                             -                -    (10,843)     4.63 -  6.08    (10,843)
 Canceled                              -                -       (432)     4.63 -  6.08       (432)
                                -----------------------------------------------------------------
Balance at December 31, 1994      14,659      6.08 - 9.73     99,480       4.63 - 9.73    114,139
 Granted                               -                -      1,872              1.11      1,872
 Vested restricted stock          (5,057)     6.08 - 9.73          -                 -     (5,057)
 Exercised                             -                -    (10,452)      6.08 - 8.11    (10,452)
 Canceled                           (300)            9.73       (653)      6.08 - 9.02       (953)
                                -----------------------------------------------------------------
Balance at December 31, 1995       9,302      6.08 - 9.73     90,247      4.63 - 11.11     99,549
 Granted                               -                -      6,804     11.46 - 15.63      6,804
 Vested restricted stock          (1,728)     8.25 - 9.02          -                 -     (1,728)
 Exercised                             -                -    (19,517)      4.63 - 9.72    (19,517)
 Canceled                              -                -       (605)      6.08 - 8.25       (605)
                                -----------------------------------------------------------------
Balance at December 31, 1996       7,574    $6.08 - $9.73     76,929   $4.63 -  $15.63     84,503
                                =================================================================

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options because the alternative accounting provided for under SFAS No. 123, "Accounting for Stock Based Compensation" requires use of option valuation models that were not developed for use in valuing employee stock options similar to the Company's. Under APB 25, when the exercise price of a stock option equals or exceeds the current market price when the option is granted, no compensation expense is recognized.

The effect on pro forma net income as if the Company accounted for the stock options under SFAS No. 123 for stock options granted in 1995 and 1996 was not material.

17. FAIR VALUES OF FINANCIAL INSTRUMENTS

Fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value follows. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows.

In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Certain financial instruments and all nonfinancial instruments are excluded from the following disclosures. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The Company does not routinely measure the market value of financial instruments, because such measurements represent point-in-time estimates of value. It is not the intent of the Company to liquidate and therefore realize the difference between market value and carrying value and, even if it were, there is no assurance that the estimated market values could be realized. Thus, the information presented is not particularly relevant to predicting the Company's future earnings or cash flows.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

CASH AND DUE FROM BANKS, FEDERAL FUNDS SOLD AND OTHER SHORT-TERM INVESTMENTS

The carrying amounts reported in the balance sheet for cash, federal funds sold and other short-term investments approximate those assets' fair values.

INVESTMENT SECURITIES

Fair values for investment securities are based on quoted market prices, where available.

LOANS RECEIVABLE

For variable-rate mortgage loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for commercial real estate loans and fixed rate mortgage, consumer and other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

DEPOSITS

The fair values disclosed for interest and noninterest checking accounts, savings accounts and money market accounts are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities of the outstanding certificates of deposit.

STATE FINANCIAL SERVICES CORPORATION

ACCRUED INTEREST RECEIVABLE AND PAYABLE

The carrying amounts reported in the balance sheet for accrued interest receivable and payable approximate their fair values.

NOTES PAYABLE

The carrying values of the Company's notes payable approximate fair value.

OFF-BALANCE-SHEET INSTRUMENTS

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and generally require payment of a fee. As a consequence, the estimated fair value of the commitments is approximately equal to the related fee received, which is nominal.

The carrying amounts and fair values of the Company's financial instruments consist of the following at December 31, 1996 and 1995:

                                            1996                                      1995
                              ------------------------------------------------------------------------
                                 Carrying             Fair               Carrying             Fair
                                  Amount              Value               Amount              Value
                              ------------------------------------------------------------------------
Cash and due from banks       $ 15,581,811        $ 15,581,811        $ 16,107,613        $ 16,107,613
Federal funds sold               2,599,107           2,599,107           6,540,309           6,540,309
Other short-term investments     3,100,000           3,100,000           5,870,000           5,870,000
Investment securities           68,983,307          69,317,480          63,256,997          63,541,474
Accrued interest receivable      2,095,839           2,095,839           2,046,426           2,046,426
Loans                          201,670,700         202,070,469         185,754,168         185,918,182
Deposits                       254,656,546         254,852,560         246,217,833         246,539,940
Notes payable                      961,844             961,844           1,061,844           1,061,844
Accrued interest payable           994,324             994,324           1,200,652           1,200,652


18. STATE FINANCIAL SERVICES CORPORATION (PARENT COMPANY ONLY) FINANCIAL INFORMATION

Financial statements of the Company at December 31, 1996 and 1995 and for the three years ended December 31, 1996, follow:


BALANCE SHEETS
                                                            December 31
                                                         1996         1995
                                                     ------------------------
   ASSETS
   Cash and due from banks                           $   881,891  $   835,202
   Other short-term investments                        3,100,000    1,500,000
                                                     ------------------------
   Cash and cash equivalents                           3,981,891    2,335,202
   Investments:
    Available-for-sale                                 3,167,050            -
    Held-to-maturity                                   1,263,176    2,277,587
   Investment in State Financial Bank                 22,422,023   21,799,499
   Investment in State Financial Bank - Waterford      5,187,407    6,777,188
   Investment in
    State Financial Mortgage Company                       1,000            -
   Recoverable income taxes                              718,761      500,741
   Other assets                                          553,797      319,213
                                                     ------------------------
   Total assets                                      $37,295,105  $34,009,430
                                                     ========================
   LIABILITIES
   Accrued expenses and other liabilities            $   806,717  $   566,563
   Note payable                                          961,844    1,061,844
   SHAREHOLDERS' EQUITY
   Common stock                                          319,825      264,912
   Additional paid-in capital                         28,687,633   28,568,137
   Retained earnings                                   6,932,623    4,187,224
   Unrealized loss on securities available-for-sale       62,728     (114,357)
   Less guaranteed ESOP obligation                      (476,265)    (524,893)
                                                     ------------------------
   Total shareholders' equity                         35,526,544   32,381,023
                                                     ------------------------
   Total liabilities and shareholders' equity        $37,295,105  $34,009,430
                                                     ========================

                                                  FINANCIAL STATEMENTS AND NOTES


18. STATE FINANCIAL SERVICES CORPORATION (PARENT COMPANY ONLY) FINANCIAL INFORMATION


STATEMENTS OF INCOME
                                                                Year ended December 31
                                                          1996           1995           1994
                                                       ----------------------------------------
Income:
 Dividends                                             $5,400,000     $2,250,000     $2,050,000
 Interest                                                 389,194        336,693        198,618
 Management fees                                          753,851        681,313        662,226
 Other                                                     32,578             28         11,171
                                                       ----------------------------------------
                                                        6,575,623      3,268,034      2,922,015
Expenses:
 Interest                                                 111,542         68,243         41,726
 Other                                                  1,464,300      1,313,680      1,263,808
                                                       ----------------------------------------
                                                        1,575,842      1,381,923      1,305,534
                                                       ----------------------------------------
Income before income tax credit and
   equity in undistributed net income
   of subsidiary banks                                  4,999,781      1,886,111      1,616,481
Income tax credit                                         124,489        110,515        149,714
                                                       ----------------------------------------
                                                        5,124,270      1,996,626      1,766,195
Equity in undistributed net income
   (excess of net income of subsidiary
   banks over dividends)                               (1,118,599)     1,282,801      1,040,754
                                                       ----------------------------------------
Net income                                             $4,005,671     $3,279,427     $2,806,949
                                                       ========================================



STATEMENTS OF CASH FLOWS
                                                                Year ended December 31
                                                          1996           1995           1994
                                                       ----------------------------------------
Operating activities
Net income                                             $4,005,671     $3,279,427     $2,806,949
Adjustments to reconcile net income to net
   cash provided by operating activities:
   Excess (equity)  in undistributed income             1,118,599     (1,282,801)    (1,040,754)
   Deferred income taxes                                   (3,324)         2,000         17,883
   Other                                                 (222,696)       (96,976)       175,622
                                                       ----------------------------------------
Net cash provided by operating activities               4,898,250      1,901,650      1,959,700


Investing activities
Decrease (increase) in other assets                        31,464       (104,358)        18,932
Purchase of investment securities                      (3,794,790)    (3,626,904)    (4,839,263)
Maturities of investment securities                     1,650,000      6,049,000      4,417,667
Acquisition of/additional investment in
   subsidiaries                                            (1,000)    (6,702,316)             -
                                                       ----------------------------------------
Net cash used by investing activities                  (2,114,326)    (4,384,578)      (402,664)


Financing activities
Proceeds (repayment) of notes payable                    (100,000)     1,061,844              -
Net decrease in guaranteed ESOP obligation                 48,628         42,489         47,125
Cash dividends                                         (1,260,271)      (967,478)      (817,506)
Costs associated with acquisition                               -       (119,677)             -
Issuance of common stock in acquisition                         -      3,321,905              -
Proceeds from exercise of stock options                   174,408         64,371         76,610
Issuance (cancellation) of restricted stock                     -         (2,912)         8,400
Net cash provided (used) by financing
   activities                                          (1,137,235)     3,400,542       (685,371)
                                                       ----------------------------------------
Increase in cash and cash equivalents                   1,646,689        917,614        871,665
Cash and cash equivalents at beginning of year          2,335,202      1,417,588        545,923
                                                       ----------------------------------------
Cash and cash equivalents at end of year               $3,981,891     $2,335,202     $1,417,588
                                                       ========================================

STATE FINANCIAL SERVICES CORPORATION

                             DIRECTORS AND OFFICERS

STATE FINANCIAL SERVICES CORPORATION

Directors

Jerome J. Holz - Chairman of the Board and President,
     Holz Motors, Inc.;  Chairman of the Board, State
     Financial Services Corporation
Michael J. Falbo - President and Chief Executive Officer,
     State Financial Services Corporation
Richard A. Horn - President, Horn Brothers, Inc.
Barbara E. Holz-Weis - Owner, Barb's Green House Florist
David M. Stamm - President, George Webb Corporation
Robert R. Spitzer - President Emeritus, Milwaukee
     School of Engineering

Officers

Jerome J. Holz - Chairman of the Board and Vice President Michael J. Falbo - President and Chief Executive Officer
John B. Beckwith - Senior Vice President
Philip F. Hudson - Senior Vice President
Michael A. Reindl - Senior Vice President, Controller and Chief
     Financial Officer; Secretary/Treasurer
Donna M. Bembenek - Vice President and Director of Marketing Barbara J. Smith - Assistant Vice President
Annette F. Esteves - Assistant Vice President and Assistant
     Controller
James J. Bartoszek - Compliance Officer
Donald J. Buechler - Loan Review Officer
Melanie M. Murphy - Auditor

STATE FINANCIAL BANK

Directors

Bruce Arbit                        Judith Holz-Stathas
John B. Beckwith,                  Barbara E. Holz-Weis
 President - South Unit            Philip F. Hudson,
Michael J. Falbo,                   President - North Unit
 Vice Chairman & CEO               Roger H. Kriete
Michael Green                      Peyton A. Muehlmeier
Jerome J. Holz,                    Salvatore Sendik
 Chairman of the Board             Robert R. Spitzer
Richard A. Horn                    David M. Stamm

Directors Emeritus
Gordon Banerian
Dr. Charles Wilson
Cyril Zvonar

Officers

Gerilyn J. Arndt                   Robert W. Kaiser
James J. Bartoszek                 Ronald I Kaminsky
John B. Beckwith                   Lucy C. Korbitz
David J. Byrge                     Diana Le Blanc
Kathleen A. Eusebio                Thomas M. Lilly
Michael J. Falbo                   Barbara A. Marx
Barbara J. Gifford                 John R. Rinderle
Joyce M. Goodman                   Marcy L. Schneider
Robert L. Hoepfner                 Rose A. Shebesta
Jerome J. Holz                     Carol A. Sommer
Philip F. Hudson                   Jack J. Spoerl
David P. Johnson                   Kathleen R. Wambold


                     STATE FINANCIAL BANK OFFICE LOCATIONS

                           Brookfield (414) 789-9003
                            Glendale (414) 351-7400
                           Greenfield (414) 281-2500
                          Hales Corners (414) 425-1600
                      Milwaukee/University (414) 961-5800
                             Muskego (414) 679-2800
                            Waukesha (414) 544-1750

State Financial Bank - Waterford

Directors

Oliver DeHart                      Jeryl M. Sturino
 Chairman of the Board              President and CEO
Michael J. Falbo                   Gary Schildt
Jerome J. Holz                     Robert R. Spitzer
Frances M. Koukol

Director Emeritus
Charles M. Noll


Officers

Dawn M. Brossard                   Douglas L. Short
Frances M. Koukol                  Jeryl M. Sturino
Frances M. Morrical
                                   Telephone (414) 534-3151



 Deposits in State Financial Bank and State Financial Bank - Waterford are FDIC
                            insured up to $ 100,000.


State Financial Mortgage Company

Directors

Thomas M. Lilly                    Michael J. Falbo
 President                         Michael A. Reindl
John B. Beckwith                   Philip F. Hudson

Officers

Thomas M. Lilly                    Michael A. Reindl
James L. Wucherer
                                   Telephone (414) 425-1600

INVESTOR INFORMATION

THE STOCK SPLIT
As of January 28, 1997, there were 2,665,211 shares of Common Stock outstanding. On January 28, 1997, the Company declared a 6 for 5 stock split to be issued on February 28, 1997 to shareholders of record as of February 14, 1997 (the "Stock Split"). Upon the issuance of the additional shares resulting from the Stock Split, there will be 3,198,253 shares of common stock issued and outstanding (subject to minor adjustment for the issuance of cash in lieu of fractional shares). Unless otherwise indicated, information contained in this Annual Report gives effect to the Stock Split.

MARKET PRICE AND DIVIDENDS FOR COMMON STOCK
At March 1, 1997, there were approximately 739 shareholders of record and 600 estimated additional beneficial shareholders for an approximate total of 1,339 shareholders of the Company's Common Stock.

Holders of Common Stock are entitled to receive dividends as may be declared by the Company's Board of Directors and paid from time to time out of funds legally available therefore. The Company's ability to pay dividends depends upon the receipt of dividends from the Banks. The Banks' ability to pay dividends is regulated by banking statutes. The declaration of dividends by the Company is discretionary and will depend on operating results, financial condition, regulatory limitations, tax considerations, and other factors. See
Note 12 to the Consolidated Financial Statements for information concerning restrictions on the payment of dividends. Although the Company has regularly paid dividends since its inception in 1984, there can be no assurance that such dividends will be paid in the future.

The following table sets forth the historical market price of and dividends declared with respect to Common Stock since January 1, 1995. All figures have been restated to give effect to Stock Split and the January, 1996 20% Stock Dividend as if each had occurred as of January 1, 1995.

                                              PRICE                      CASH
QUARTER ENDED                          HIGH            LOW             DIVIDEND
--------------------------------------------------------------------------------
March 31, 1995                        $10.42          $ 9.38            $0.077
June 30, 1995                          10.59            9.73             0.083
September 30, 1995                     11.98           10.07             0.083
December 31, 1995                      12.68           11.11             0.083

March 31, 1996                        $12.88          $11.11            $0.100
June 30, 1996                          14.58           12.29             0.100
September 30, 1996                     15.83           14.17             0.100
December 31, 1996                      16.67           15.21             0.100
================================================================================

STOCK LISTING
State Financial Services Corporation's Common Stock is traded on the Nasdaq National Market tier of the Nasdaq Stock Market ("Nasdaq") under the symbol "SFSW." Nasdaq is a highly-regulated electronic securities market comprised of competing Market Makers whose trading is supported by a communications network linking them to quotation dissemination, trade reporting, and order execution systems. This market also provides specialized automation services for screen-based negotiations of transactions, on-line comparison of transactions, and a range of informational services tailored to the needs of the securities industry, investors, and issuers. Nasdaq is operated by The Nasdaq Stock Market, Inc., a wholly-owned subsidiary of the National Association of Securities Dealers, Inc.

The Company's stock appears in the Wall Street Journal, the Milwaukee Journal/Sentinel, and other publications usually as State Financial.

DIVIDEND REINVESTMENT PLAN
The Company has a Dividend Reinvestment Plan (the "DRP") for the benefit of all shareholders. The DRP is administered by Firstar Trust Company. Under the DRP, registered shareholders of the Company can elect to have their dividends reinvested to purchase additional shares of the Company's Common Stock. To receive information on the DRP, please contact Michael A. Reindl, Senior Vice President, Controller, and Chief Financial Officer, State Financial Services Corporation, 10708 West Janesville Road, Hales Corners, Wisconsin 53130, or call (414) 425-1600.

FORM 10-K
The Company's annual report on Form 10-K for the year ended December 31, 1996 as filed with the Securities and Exchange Commission is available upon request without charge to shareholders of record. Please contact Michael A. Reindl, Senior Vice President, Controller, and Chief Financial Officer, State Financial Services Corporation, 10708 West Janesville Road, Hales Corners, Wisconsin 53130, or call (414) 425-1600.

ANNUAL MEETING
The annual meeting of shareholders of State Financial Services Corporation will be held at 4:00 P.M. (CDT) on Wednesday, April 23, 1997 at Tuckaway Country Club, 6901 West Drexel Avenue, Franklin, Wisconsin.