Form 10-K, Exhibit 13
period 1997-12-31
STATE FINANCIAL SERVICES CORP
filed 1998-03-31
CIK 745614

                                                                      EXHIBIT 13


Profile

     The Company

     State Financial Services Corporation is a Wisconsin Corporation headquartered in Hales Corners, Wisconsin. State Financial Services Corporation (the "Company") is a three-bank holding company operating State Financial Bank, State Financial Bank-Waterford and Richmond Bank with eleven offices among them throughout Southeastern Wisconsin and Northeastern Illinois. In addition, The Company operates State Financial Mortgage Company, Richmond Financial Services Inc. and State Financial Insurance Agency.

     The Employees

     The Company and its member banks remain focused on community banking with the "people" who make up the organization our guiding philosophy. Focusing on people includes our employees, our customers and you our shareholders.

     Financial Performance

     At December 31, 1997, State Financial Services Corporation reported total assets of $421.2 million, total loans of $267.8 million and total stockholder equity of $38.5 million. The Company's stock is traded on the Nasdaq National Market System under the symbol SFSW.

     Corporate Philosophy

     The Company provides a full range of financial service products. We see our opportunities as a community bank becoming stronger as consumer's search for banks intent on keeping the person in personalized service. In an industry where technology is such a critical partner in our success we remain focused on Putting People First.


Table of Contents

Financial Highlights..............................   Page    1
Letter to Shareholders............................   Page    2
Selected Consolidated Financial Data .............   Page    6
Management's Discussion and Analysis of Financial.   Page    7
   Condition and Results of Operations
Report of Management .............................   Page   23
Report of Independent Auditors ...................   Page   23
Consolidated Balance Sheets ......................   Page   24
Consolidated Statements of Income.................   Page   25
Consolidated Statements of Stockholders Equity....   Page   26
Consolidated Statements of Cash Flow .............   Page   27
Notes to Consolidated Financial Statements .......   Page   28
Investor Information .............................   Page   40
Directors and Officers............................   Page   Inside Back Cover

FINANCIAL HIGHLIGHTS       State Financial Services Corporation

                                      1997      1996  % Change
                                  --------  --------  --------
Operating Results
   Net income                     $  4,374  $  4,006       9.18
   Return on average assets           1.42      1.39       2.15
   Return on average equity          11.84     11.78        0.5
   Net interest margin                5.33      5.27       1.13
Per Share Information
   Earnings                       $   1.16  $   1.07       8.41
   Dividends                           0.4      0.33         20
   Book value at year end             9.96      9.26       7.55
   Market value at year end           22.4     13.89      61.26
Financial Condition
   Total assets                   $421,278  $301,999      39.49
   Net loans                       267,819   201,671      32.79
   Total deposits                  367,492   254,657       44.3
   Shareholders' equity             38,548    35,527        8.5


[BAR GRAPH]
EARNINGS AND DIVIDENDS PER SHARE

                         1993        1994        1995         1996          1997
DIVIDENDS            $   0.23    $   0.24    $   0.28     $   0.33      $   0.40

EPS                  $   1.09    $   0.88    $   1.00     $   1.13      $   1.28


[BAR GRAPH]
TOTAL ASSETS

                         1993        1994        1995         1996          1997
                     $226,638    $226,144    $286,050     $301,999      $421,278


[BAR GRAPH]
TOTAL DEPOSITS

                         1993        1994        1995         1996          1997
                     $199,768    $197,401    $246,218     $254,657      $367,492


[BAR GRAPH]
MARKET VALUE SHARE
                         1993        1994        1995         1996          1997
                     $   7.68    $   8.39    $   9.98     $  13.89     $   22.40

[BAR GRAPH]
GROSS LOANS

                         1993        1994        1995         1996          1997
                     $130,254    $143,813    $185,754     $201,671      $267,819

[BAR GRAPH]
NET INCOME

                         1993        1994        1995         1996          1997
                     $  2,275    $  2,807    $  3,279     $  4,006      $  4,374


A LETTER TO OUR SHAREHOLDERS

To Our Fellow Shareholders:

     1997 proved to be another positive year for State Financial Services Corporation. Our financial performance again exceeded the successes of last year and we share your enthusiasm for the market appreciation in our stock and increases in shareholder value.

     External growth contributed to our success with the opening of the Burlington office in May and the acquisition of Richmond Bank in December. Both of these important steps helped in our strides toward achieving two long range goals of growth through new locations for our current banks and acquisition. These new markets enable our corporation to expand the number of communities we serve while allowing us to continue our focus in community banking.

     We could point to many reasons for our success. Proper planning, hard work and a strong market have all been important factors. However, we believe our slogan as stated on the front cover really says it all, people have made us what we are today. Our achievements are rewarding, but the people that make up State Financial Services Corporation, and the banks we operate, give us the most pride.

     WE PUT PEOPLE FIRST, is a slogan with varying meanings for all of us at State Financial Services Corporation. As should be the case, our customers always come first. In an age when technology can enhance the types of products we provide and increase response time, we work hard to ensure personalized customer service is not sacrificed. You, our investors, are very important as well. Your long term vision, financial support and willingness to stay the course has proven beneficial.

     For the purpose of this annual report, we'd like to focus on the people in the lobbies, behind the scenes and who answer the telephones. Without the support and dedication of the employees at each of our offices we would not continue to grow in the manner we have enjoyed and would not be able to make the commitments to the community that we are privileged to serve.

     Our staff invests hundreds of volunteer hours in the community. They march in various parades on the Fourth of July and Christmas, host booths at trade shows, help those less fortunate during the holidays and serve on a variety of civic and charitable organizations. This year's annual report is dedicated to those individuals that make this all possible, our employees.

     We are also very fortunate to benefit from an unusually loyal and tenured staff that most businesses don't see today. Therefore, we have established a twenty-five-year club to recognize the service of those currently employed and others who have since retired. A picture of those individuals can be found in the back of this report.

     In 1997, we also realized the full impact of State Financial Mortgage Company. The growth in secondary mortgage loans has contributed in a very productive way to non-interest income.
In addition, emphasis on expanding electronic payment systems with a reevaluation of our TYME Card service and a mass issue of our Access Card have all helped gain efficiencies in these areas. At the same time, we're continually looking for ways our customers can improve their banking relationship with us; for that reason, we have joined a network of banks offering surcharge free TYME transactions to our customers at 150 ATM locations throughout the state.

     The numbers in this annual report speak for themselves. A few of the highlights include record earnings of $4,374,000, total assets in excess of $420 million, return on average assets of 1.42% and a return on average equity of 11.84%.

     We look forward to 1998 as we develop even further the opportunities in our newest offices as well as our established locations. We maintain a long term perspective as we move ahead and appreciate your support as we continue to build toward the future.

Cordially,





/s/ J.J. Holz           /s/ Michael J. Falbo
J.J. Holz               Michael J. Falbo

Chairman of the Board   President and Chief Executive Officer

WE PUT PEOPLE FIRST

     "WE PUT PEOPLE FIRST." This is more than a slogan to all of us at State Financial Services Corporation. In a time when technology can easily lose sight of the human side of our business, putting people first is the guiding principle of operation that State Financial Services Corporation and its member banks have embraced for many years.

     It Begins with an Exceptional Staff

     "When I started at the bank, I was just out of high school and single" said Diane Zwicke, now a member of the 25-year club. "When I married and began to have children everyone at the bank really worked with me." They wanted to make sure I was able to balance my career and my family life. She went on to say, "This really is like my second family, I've had many different responsibilities and have enjoyed all the opportunities I've been given."

     "I believe that we live the motto of 'putting people first'" says Marcy Schneider, Assistant Vice President and Personal Banking Officer in Glendale. "The focus has to be the customer and their feelings. Hopefully, we provide an atmosphere where the customers can speak their minds and be heard. We want to serve them. Our banks will succeed because our employees believe and act true to the phrase "people first," Schneider said.

     Clearly, making all customers welcome, acknowledging and appreciating their business is an integral part of the success of State Financial Services Corporation. Without the enduring support and confidence of you, our customers and shareholders, our success would not be so evident.

     Working behind the scenes, Sue Dailey of the Account Information Center communicates with customers via telephone. "Being a small bank we have more contact with the customers and treat them as people, not account numbers" said Dailey.

     Returning from an extended illness Dailey received a call from a customer. "She was so happy to know I was back and well." Dailey said. "I was surprised by her reaction. I apparently helped her at onetime, although I don't remember the specifics, she did remember and appreciated the manner in which I helped her." Dailey continued, "her genuine concern over my well being was surprising and gratifying. Working with our customers and meeting their needs is what makes our jobs most rewarding."

     Sue Dubs, President of Richmond Bank, is among the newest members of the State Financial Family. "The merger of our two banks is good for both institutions, the philosophies are the same. Richmond has been a community bank for over 75 years. We'll be able to build on a strong foundation with new opportunities to serve our community and our customers while continuing to put people first," Dubs said.

     Over the years many people have joined the banks of State Financial Services Corporation. In the back of this 1997 Annual Report, you will see pictured members of our 25-year club. We are very proud of them for the service they have provided our customers and the examples they set for our staff. They set the pace for the slogan "Putting People First."

     Proud to be Involved with the Community

     Our team of employees volunteer hundreds of hours each year in the community. Although we've grown in size over the past few years, we've maintained our focus on the communities we're privileged to serve. Whether its marching in various parades, collecting teddy bears for local law enforcement officers to calm traumatized children or helping those less fortunate, our staff is genuinely committed to making the communities we serve the best they can be.

     In Waterford, Fran Morrical, the bank's Cashier, is pleased to be involved in the activities of her local community. "I love dealing with people and helping them in whatever manner they need" said Morrical. "We are very community-minded. The bank supports parades in Waterford and Burlington. We donate to special projects at area schools and help civic organizations."

     "Is this good for business? Sure," says Morrical, "but more importantly it is good for the community. State Financial is a very caring organization. The Company cares about its employees and the customers that bank with us. What more can you ask for?" Morrical concluded.

     Across a wide variety of communities in Southern Wisconsin and Northern Illinois, State Financial Services Corporation is proud of our track record and on-going commitment in the neighborhoods we serve. In addition to our involvement, we encourage others to do the same through the Volunteer Touch program with the Volunteer Center of Greater Milwaukee.

     Putting people first is more than a slogan to write on paper. It is the philosophy carried out by 200 dedicated individuals who work hard each day at all State Financial locations.

MANAGEMENT'S DISCUSSION

Selected Consolidated Financial Data

     The following table sets forth selected financial data of State Financial Services Corporation (hereinafter referred to as the"Company") and its subsidiaries on a consolidated basis for the last five years (dollars in thousands, except per share data):

                                                  As of or for the years ended December 31,1
                                            1997        1996        1995       1994        1993
                                         --------    --------    --------    -------     -------
Condensed Income Statement:
Total interest income (taxable
equivalent)2                             $ 24,714    $ 22,876    $ 19,782    $15,701     $14,820
Total interest expense                      9,522       8,752       7,336      4,773       4,853
                                         --------    --------    --------    -------      ------
Net interest income                        15,192      14,124      12,446     10,928       9,967
Provision for loan losses                     330         210         190        120         147
Other income                                3,376       3,060       2,481      2,438       2,234
Other expense                              11,193      10,512       9,460      8,956       8,437
                                         --------    --------    --------    -------      ------
Income before income tax                    7,045       6,462       5,277      4,290       3,617
Income tax                                  2,159       2,003       1,579      1,010         876
Less taxable equivalent adjustment            512         453         419        473         466
                                         --------    --------    --------    -------      ------
Net income                                 $4,374      $4,006    $  3,279     $2,807      $2,275
                                         --------    --------    --------    -------      ------
Per share data3:
Net income                                  $1.16       $1.06    $   0.94      $0.83       $0.73
Cash dividends declared                       0.4        0.33        0.28       0.24        0.23
Book value                                   9.96        9.26        8.49       7.63        7.24
Balance sheet totals (at period end):
Total assets                              421,278     301,999     286,050    226,144     226,638
Loans, net of unearned discount           267,819     201,671     185,754    143,813     130,254
Allowance for loan losses                   3,306       2,608       2,711      1,983       2,084
Deposits                                  367,492     254,657     246,218    197,401     199,768
Long-term debt                              5,300         962       1,062        115         228
Shareholders' equity                       38,548      35,527      32,381     26,169      24,756
Financial and Regulatory Ratios:
Asset growth                                39.50%       5.58%      26.49%     -0.22%      11.40%
Return on average assets                     1.42        1.38        1.32       1.27        1.09
Return on average equity                    11.84       11.78       11.22      11.02       10.33
Dividend payout ratio                       34.73       31.46        29.5      29.12       31.78
Tier 1 risk-based capital ratio             10.79       16.26       16.06       17.6       16.62
Leverage ratio                               9.58       11.45       10.95      11.75       10.79
Allowance for loan losses to
non-performing loans                       129.29      108.62      195.32     150.68       97.79
Non-performing assets to total assets        0.69        0.91        0.65       0.68        0.95
Net charge-offs to average loans             0.15        0.16        0.12       0.16        0.09

1. Amounts include balances of Richmond Bancorp, Inc. and its subsidiaries, Richmond Bank and Richmond Financial Services, Inc. since the effective date of these acquisitions by the Company on December 31, 1997. Amounts include balances and results of operations of State Financial Bank - Waterford since the effective date of its acquisition by the Company on August 24, 1995 and State Financial Bank's acquisition of customer deposits and fixed assets in August 1993. See Note 2 to the Consolidated Financial Statements.
2. Taxable-equivalent adjustments to interest income involve the conversion of tax-exempt sources of interest income to the equivalent amounts of interest income that would be necessary to derive the same net return if the investments had been subject to income taxes. A 34% incremental income tax rate, consistent with the Company's historical experience, is used in the conversion of tax-exempt interest income to a taxable-equivalent basis.
3. All per share information presented in this report has been retroactively restated to give effect to the 6- for-5 stock split declared in January 1998; the 6-for-5 stock split, declared in January 1997; the 20% stock dividend, declared in January 1996, and the 20% stock dividend, declared in March 1993, as if each had occurred as of January 1, 1993.

Selected Quarterly Financial Data

     The following table sets forth certain unaudited income and expense data on a quarterly basis for the periods indicated (dollars in thousands, except per share data).


                                          1997                                1996
                           ---------------------------------   ---------------------------------
                            12/31     9/30     6/30     3/31    12/31     9/30     6/30     3/31
                           ------   ------   ------   ------   ------   ------   ------   ------

Interest income            $6,232   $6,050   $5,992   $5,928   $5,745   $5,585   $5,598   $5,495
Interest expense            2,517    2,424    2,342    2,239    2,178    2,188    2,170    2,216
                           ------   ------   ------   ------   ------   ------   ------   ------
Net interest income         3,715    3,626    3,650    3,689    3,567    3,397    3,428    3,279
Provision for loan losses      83       83       82       82       52       53       52       53
Other income                  897      885      843      751      800      814      769      677
Other expense               2,802    2,812    2,810    2,769    2,647    2,700    2,625    2,540
                           ------   ------   ------   ------   ------   ------   ------   ------
Income before income tax    1,727    1,616    1,601    1,589    1,668    1,458    1,520    1,363
Income tax                    522      547      546      544      539      489      517      458
                           ------   ------   ------   ------   ------   ------   ------   ------
Net income                 $1,205   $1,069   $1,055   $1,045   $1,129   $  969   $1,003   $  905
                           ------   ------   ------   ------   ------   ------   ------   ------
Net income per share       $ 0.32   $ 0.28   $ 0.28   $ 0.28   $ 0.30   $ 0.26   $ 0.27   $ 0.24
Dividends per share           0.1      0.1      0.1      0.1    0.083    0.083    0.083    0.083

Management's Discussion and Analysis of
Financial Condition and Results of Operations


     General

     The following discussion is intended as a review of the significant factors affecting the Company's financial condition and results of operations as of and for the year ended December 31, 1997, as well as providing comparisons with previous years. This discussion should be read in conjunction with the Consolidated Financial Statements and Accompanying Notes and the selected financial data presented elsewhere in this annual report.

     On December 31, 1997, the Company completed its cash acquisition of Richmond Bancorp, Inc. and its subsidiaries, Richmond Bank and Richmond Financial Services, Inc. (collectively referred to as "Richmond"). Application of purchase accounting requires the inclusion of Richmond's operating results in the Company's Consolidated Statements of Income from the date of acquisition. Because the acquisition was consummated on December 31, 1997, no operating results for Richmond are included in the Company's Consolidated Statements of Income and related schedules in Management's Discussion and Analysis of Financial Condition and Results of Operations for any years presented herein.

     On August 24, 1995, the Company acquired State Financial Bank -Waterford ("Waterford"). Accounted for as a purchase, Waterford's operating results are included in the Company's consolidated results from the date of acquisition. Accordingly, the Company's Consolidated Statements of Income, and related schedules in Management's Discussion and Analysis of Financial Condition and Results of Operations include Waterford's results for the full year in 1997 and 1996 and from August 24 through December 31 in 1995.

     In August 1993, the Company acquired the deposits and certain fixed assets of a competing financial institution's Waukesha office in a transaction accounted for as a purchase (the "Waukesha Office"). Accordingly, the operating results associated with this acquisition are included in the Company's results for the full year in 1997, 1996, 1995, and 1994 and from the date of acquisition in 1993.

     The Company's Balance Sheet Analysis in Management's Discussion and analysis of Financial Condition and Results of Operations include Richmond at December 31, 1997; Waterford at December 31, 1997, 1996 and 1995; and the Waukesha Office at December 31, for all years presented. Any balance sheet information presented for years prior to 1997 does not include amounts for Richmond, and prior to 1995 does not include figures for Waterford. Balance sheet information for the Waukesha Office is included in the Company's consolidated figures for all years presented herein.

MANAGEMENT'S DISCUSSION


INCOME STATEMENT ANALYSIS

     Net Interest Income

     Net interest income equals the difference between interest earned on assets and the interest paid on liabilities and is a measurement of the Company's effectiveness in managing its interest rate sensitivity. For the year ended December 31, 1997, taxable-equivalent net interest income increased $1,068,000 (7.6%) to $15,192,000. Changes in the volume of outstanding interest-earning assets and interest-bearing liabilities accounted for $1,122,000 of the 1997 improvement in taxable-equivalent net interest income, offset by a reduction of $54,000 resulting mainly from increases in short-term funding costs during the year.

     Volume changes most fundamentally impacted the components of the Company's consolidated taxable-equivalent net interest income in 1997. Total interest income increased $1,838,000 in 1997 due to a $17,280,000 (6.5%) increase in the volume of total outstanding interest-earning assets resulting from internal growth and a greater percentage of interest-earning assets in loans, historically the Company's highest yielding asset category. As a result of this volume increase, total interest income improved $1,716,000 for the year ended December 31, 1997. Changes in interest rates contributed an additional $122,000 to the improvement in the Company's 1997 taxable-equivalent total interest income. Upward repricing of maturing investments and a greater mix of these investments in U.S. Agencies and Mortgage Backed Securities improved the yield on taxable investment securities to 6.15% in 1997 from 5.89% in 1996. The combined impact of these changes resulted in an improvement in the Company's taxable-equivalent yield on interest-earning assets to 8.67% in 1997 from 8.54% in 1996.

     Minimizing the yield improvement was an increase in the Company's overall cost of funds of 4.41% in 1997 from 4.27% in 1996. The increased funding cost resulted mainly from relative increases in short-term interest rates in 1997 and a greater percentage of interest-bearing liabilities in higher cost categories, specifically money market accounts and time deposits, in 1997 as compared to 1996. Due to a general increase in short-term interest rates, the cost of NOW and money market accounts rose to 3.94% in 1997 from 3.72% in 1996. Virtually all of which was due to increased volume and rates paid on the Company's money market products resulting from continued balance growth in the Company's Money Market Index Account and general increases during 1997 in the index rate (the seven day compound yield published in IBC's weekly Money Fund Report) used to price this product. For the year ended December 31, 1997, average NOW and money market accounts increased $8,028,000 in average outstanding balances and represented 43.1% of the Company's average interest-bearing liabilities compared to 41.5% in 1996. Although time deposit funding costs remained consistent between 1996 and 1997, a greater percentage of the Company's funding came from this higher cost source in 1997 (35.6%) as compared to 1996 (34.5%) and was an additional reason for the general increase in the Company's cost of funds during the year.

     The Company's net yield on interest-earning assets (net interest margin) improved to 5.33% for the year ended December 31, 1997 as a result of the aforementioned changes.

     For the year ended December 31, 1996, taxable-equivalent net interest income increased $1,678,000 (13.5%) compared to the year ended December 31, 1995. The increase was primarily due to a greater percentage of the Company's interest-earning assets deployed in loans, the full year inclusion of Waterford's results in the Company's consolidated operating performance, and internal growth.

[BAR GRAPH]

NET INTEREST MARGIN
        1995       1996       1997

       5.44%      5.27%      5.33%


     The following table sets forth average balances, related interest income and expense, and effective interest yields and rates for the years ended December 31, 1997, 1996, and 1995 (dollars in thousands):


                                                        1997                              1996                      1995
                                        ------------------------------------    --------------------------    ----------------
                                        Average             Yield/   Average              Yield/   Average              Yield/
                                        Balance    Interest  Rate    Balance     Interest  Rate    Balance     Interest  Rate
                                        -------    -------- -----    -------     -------  ------   -------     -------- ------
ASSETS
Interest-earning assets:
   Loans 1,2,3                          $210,704    $19,948   9.47%  $192,113     $18,209   9.48%  $163,909     $15,897   9.70%
   Taxable investment securities          54,376      3,346   6.15     55,553       3,271   5.89     44,722       2,527   5.65
   Tax-exempt investment securities      317,354      1,272   7.33     15,535       1,150    7.4     14,735       1,044   7.09
   Federal funds sold                      2,714        148   5.45      4,667         246   5.27      5,502         314   5.71
                                        --------    -------   ----   --------     -------   ----   --------     -------  -----
Total interest-earning assets            285,148     24,714   8.67    267,868      22,876   8.54    228,868      19,782   8.64
                                        --------    -------   ----   --------     -------   ----   --------     -------  -----
Non-interest-earning assets:
   Cash and due from banks                13,596                       12,694                        12,179
   Premises and equipment, net             4,726                        4,940                         4,541
   Other assets                            7,118                        6,380                         4,187
   Less allowance for loan losses         -2,662                       -2,745                        -2,278
                                        --------                     --------                      --------
TOTAL                                   $307,926                     $289,137                      $247,497
                                        ========                     ========                      ========
LIABILITIES AND
SHAREHOLDERS' EQUITY
Interest-bearing liabilities:
   NOW and money market accounts        $ 93,058    $ 3,669   3.94%  $ 85,030     $ 3,161   3.72%  $ 66,520     $ 2,562   3.85%
   Savings deposits                       37,924      1,048   2.76     42,043       1,169   2.78     42,790       1,184   2.77
   Time deposits                          76,843      4,361   5.68     70,733       4,030    5.7     58,322       3,283   5.63
   Notes payable                             679         46   6.77      1,033          70   6.78        314          20   6.37
   Mortgage payable                            0          0      0          0           0      0         66           7  10.61
   Federal funds purchased                 1,822        105   5.76        379          22    5.8        427          28   6.56
   Securities sold under
     agreement to repurchase               5,560        293   5.27      5,737         300   5.23      4,490         252   5.61
                                        --------    -------   ----   --------     -------   ----   --------     -------  -----
Total interest-bearing liabilities       215,886      9,522   4.41    204,955       8,752   4.27    172,929       7,336   4.24
                                        --------    -------   ----   --------     -------   ----   --------     -------  -----
Non-interest-bearing liabilities:
   Demand deposits                        52,885                       48,469                        43,555
   Other                                   2,208                        1,713                         1,781
                                        --------                     --------                      --------
Total liabilities                        270,979                      255,137                       218,265
                                        --------                     --------                      --------
Shareholders= equity                      36,947                       34,000                        29,232
                                        --------                     --------                      --------
TOTAL                                   $307,926                     $289,137                      $247,497
                                        ========                     ========                      ========
Net interest earning and
   interest rate spread                             $15,192   4.26%               $14,124   4.27%               $12,446   4.40%
                                                    =======   ====                 ======   ====                 ======   ====
Net yield on interest-earning assets                          5.33%                         5.27%                         5.44%
                                                              ====                          ====                          ====

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

MANAGEMENT'S DISCUSSION

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


                                                       1997 Compared to 1996             1996 Compared to 1995
                                                    Increase/(Decrease) Due to        Increase/(Decrease) Due to
                                                      Volume     Rate       Net       Volume      Rate        Net
Interest earned on:
   Loans1,2                                         $1,758      ($19)    $1,739      $2,680     ($368)     $2,312
   Taxable investment securities                       -69       144         75         633       111         744
   Tax-exempt investment securities2                   133       -11        122          59        47         106
   Federal funds sold                                 -106         8        -98         -45       -23         -68
                                                    ------    ------     ------      ------    ------      ------
Total interest-earning assets                        1,716       122      1,838       3,327      -233       3,094

Interest paid on:
   NOW and money market accounts                       312       196        508         687        89         598
   Savings deposits                                   -113        -8       -121         -19         4         -15
   Time deposits                                       345       -14        331         706        41         747
   Notes payable, mortgage payable, federal
     funds purchased and securities sold under
     agreement to repurchase                            50         2         52         103       -17          86
                                                    ------    ------     ------      ------    ------      ------
Total interest-bearing liabilities                     594       176        770       1,477       -61       1,416
                                                    ------    ------     ------      ------    ------      ------
Net interest income                                 $1,122      ($54)    $1,068      $1,850     ($172)     $1,678
                                                    ======    ======     ======      ======    ======      ======

1. Interest earned on loans includes loan fees (which are not material in amount) and interest income, which has been received from borrowers whose loans were removed from nonaccrual during the period indicated.

2. Taxable-equivalent adjustments are made in calculating interest income and yields using a 34% rate for all years presented.


     Provision for Loan Losses

     The provision for loan losses charged to earnings results from a quarterly analysis of the Company's loan portfolio, including the amount of net charge-offs incurred during the period, collateral value, the remaining balance in the allowance, and management's analysis of risk inherent in the portfolio. Management's risk analysis incorporates loan classifications assigned by lending personnel and as the result of examinations conducted by the Company's internal loan review officer. The Company's lending personnel and internal loan review officer review all significant nonhomogeneous loans for adverse situations that may affect the borrower's ability to repay. If it appears probable that the borrower will be unable to make scheduled principal and interest payments, an allowance is established based on the difference between the carrying value and the anticipated cash flows discounted at the loan's initial effective interest rate or the fair value of the collateral for collateral dependent loans. For homogeneous loans, the allowance is based on the loan classification and historical loss experience for each classification. The provisions for loan losses were $330,000, $210,000, and $190,000, for the years ended December 31, 1997, 1996, and 1995, respectively. The Company increased its provision for loan losses $120,000 for the year ended December 31, 1997 compared to the year ended December 31, 1996 to recognize the general growth in the Company's loan portfolio. The increased provisions in 1996 were the result of the full year inclusion of Waterford's results in the Company's consolidated operating performance.

     Other Income

     In 1997, other income increased $316,000 (10.3%). State Financial Mortgage Company commenced operation at the beginning of 1997. The concentration of efforts and marketing of this new subsidiary accounted for approximately $149,000 of this increase. The remainder of the 1997 increase in other income was due to improvements at the Banks during 1997. Other income increased $579,000 (23.3%) in 1996 as compared to 1995. The full year inclusion of Waterford's results accounts for approximately $102,000 of this increase with the remainder due to improvements at State Financial Bank during 1996. The composition of other income is shown in the following table (dollars in thousands).



                                      Years ended December 31,
                                     --------------------------
                                       1997      1996      1995
                                     ------    ------    ------
Service charges on deposit accounts  $1,032    $  992    $  992
Merchant services                     1,141     1,033       715
Building rent                           310       284       223
ATM service charges                     242       195       205
Gains on mortgage origination sales     225        76        19
Investment securities losses             -1         0         0
Other                                   427       480       327
                                     ------    ------    ------
Total other income                   $3,376    $3,060    $2,481
                                     ======    ======    ======

     For the year ended December 31, 1997, service charges on deposit accounts increased $40,000 (4.0%) compared to 1996, the majority of which was due to increased volume in charges assessed on checks returned for insufficient funds. Service charges on deposit accounts for the year ended December 31, 1996 were unchanged in total as compared to the year ended December 31, 1995. Excluding the impact of Waterford's full year inclusion in the Company's 1996 consolidated results, service charge income decreased $28,000 (2.8%) mainly due to reduced personal service charge income during the year.

     Merchant services are the fees the Company charges businesses for processing credit card payments. Income in this category increased $108,000 (10.5%) in 1997 and $318,000 (44.5%) in 1996. The increase in 1997 was due to volume increases and rate adjustments during the year. In 1996, the Company added several new, high volume customers to its merchant services program and additionally adjusted rates on its existing customer base which resulted in the increase in 1996 merchant services income.

     Building rent income increased $26,000 (9.2%) in 1997 compared to 1996 mainly due to a full year inclusion of the rental property acquired in May 1996. Building rent income increased $61,000 (27.4%) in 1996 due to the Company's May 1996 acquisition of an additional rental property.

     ATM service charges are the fees received from other institutions resulting from their customers' usage of the Company's automated teller machines. In addition, the Company began charging terminal usage fees to non-customers in November 1997. For the year ended December 31, 1997, ATM service charges increased $47,000 (24.1%). Of this increase $29,000 was due to the new terminal usage fees. The remaining $18,000 of the increase was due to increased transaction volume from the addition of four new ATM's to the Company's network. ATM service charges decreased $10,000 in 1996 compared to 1995 due to reduced usage of the Company's machines in the year.

     Gains on mortgage origination sales increased $149,000 (196.1%) in 1997 compared to 1996 due to the first full year of operation of the Company's new subsidiary State Financial Mortgage Company.

     During 1997, the Company incurred a small loss on the sale of two investment securities to help fund the acquisition of Richmond Bancorp Inc. The Company incurred no gains or losses from investment security sales in 1996 or 1995.

     Other income decreased $53,000 (11.0%) in 1997 and increased $153,000 (46.8%) in 1996. The decrease in other income for 1997 was mainly due to the combination of the decreases in the recognition of accumulated dividends on corporate owned life insurance ($16,000), investment service commissions ($28,000), gains from other real estate sales ($44,000), and an increase in exchange and commission ($37,000). The full year inclusion of Waterford's results accounted for approximately $61,000 of the Company's 1996 increase in other income. The remainder was mainly due to volume increases in investment services commissions ($56,000) and the recognition of accumulated dividends on corporate owned life insurance ($31,000), and gains from other real estate sales ($20,000).

     MANAGEMENT'S DISCUSSION

     Other Expense

     Other expense increased $681,000 (6.5%) for the year ended December 31, 1997 and $1,052,000 (11.1%) for the year ended December 31, 1996. The inclusion of Waterford's new Burlington office, which opened in May 1997, accounted for $232,000 of the increase in other expense and State Financial Mortgage Company, which began operation in January 1997, accounted for $122,000 of the increase. The full year inclusion of Waterford's results accounted for approximately $638,000 of the 1996 increase in other expense. The major components of other expense are detailed in the following table (dollars in thousands).

                                  Years ended December 31,
                                ----------------------------
                                   1997       1996      1995
                                -------    -------    ------
Salaries and employee benefits  $ 4,874    $ 4,450    $4,101
Occupancy and equipment           2,105      2,059     1,805
Data processing                     783        653       544
Legal and professional              295        287       327
Merchant services                   917        871       620
ATM                                 205        203       194
Advertising                         366        305       161
Other                             1,648      1,684     1,708
                                -------    -------    ------
Total other expense             $11,193    $10,512    $9,460
                                =======    =======    ======

     Salaries and employee benefits increased $424,000 (9.5%) in 1997. Of this increase, $74,000 relates to the inclusion of Burlington's results since May 1997, $104,000 relates to State Financial Mortgage Company's results since January 1997, and $43,000 relates to increased costs associated with the Company's July 1997 acquisition of additional unallocated shares for its ESOP, as well as, a contribution to the plan in 1997 mainly due to Waterford's first year of inclusion in the ESOP. Exclusive of Burlington, State Financial Mortgage Company, and the ESOP, salaries and employee benefits increased $246,000 (4.5%). The remaining increase is primarily due to salary adjustments during the year, increased medical insurance premiums and an increase of participants, and increased management incentives awards. Salaries and employee benefits increased $349,000 (14.1%) in 1996. The full year inclusion of Waterford in the Company's 1996 results accounted for $241,000 of this increase. Absent Waterford, salaries and employee benefits increased $108,000 (2.6%) primarily due to salary adjustments during the year, a greater number of employees eligible for pension benefits, and increases in the amounts awarded as management incentives.

     Occupancy and equipment expense increased $46,000 (2.2%) in 1997. The net increase was mainly due to Burlington's results since May 1997 of $141,000 and a decrease in depreciation expense of $119,000. Exclusive of Burlington, occupancy and equipment expense decreased $95,000 (4.6%) which was mainly due to a decrease in depreciation expense offset by increases in real estate tax, rent, and service contracts. Exclusive of Burlington depreciation expense decreased $163,000 (18.3%) in 1997 as the Company incurred approximately $159,000 less in depreciation expense in the fourth quarter 1997 as compared to the fourth quarter 1996. Occupancy and equipment expense increased $254,000 (14.1%) in 1996. Of this increase, $68,000 was due to the full year inclusion of Waterford's results in 1996. Exclusive of Waterford, occupancy and equipment expense increased $186,000 (10.3%) mainly due to additional expense for depreciation and rent, offset by reduced, real estate tax expense during 1996. Depreciation expense increased $175,000 due to the Company's 1996 installation of upgraded computer equipment and a voice response unit offering customers 24 hour access to account information and from the May 1996 purchase of an additional rental property. Rent expense increased $38,000 due to adjustments in the amount of rent expense accrued on the Company's Glendale location. Real estate taxes decreased $27,000 due to Wisconsin's property tax reform in 1996 which resulted in reduced assessments on the Company's real estate properties.

     Data processing expense increased $130,000 (19.9%) in 1997 and increased $109,000 (20.0%) in 1996. The increase in 1997 is mainly due to rate adjustments from the Company's service provider, additional costs incurred related to converting ATM cards to debit cards, and additional costs related to the introduction of PC Banking products. In April 1996, Waterford converted its former in-house data processing system to the Company's data services provider to enhance the Bank's data processing capabilities. The Company's increased data processing expense incurred in 1996 was primarily due to Waterford's additional expense related to out-sourcing this service.

     Legal and professional fees increased $8,000 (2.8%) in 1997 mainly due to increased accounting fees for the Company's expansion over the past several years. Legal and professional fees decreased $40,000 (12.2%) in 1996 as the Company benefitted from the reimbursement of legal fees incurred in the collection of several nonperforming loans and lower expense incurred for accounting services during the year.

     Merchant services expense results from providing the Company's business customers the ability to accept credit cards in payment for goods and services. The $46,000 (5.3%) increase in 1997 and the $251,000 (40.5%) increase in 1996 was the result of growth in the Company's customer base in this product line and rate adjustments enacted by the Company's service provider during each year.

     ATM expense are fees charged by the Company's service provider for the Company's customers use of automated teller machines that are not owned by the Company. For the year ended December 31, 1997, ATM expense increased $2,000 (1%) compared to the year ended December 31, 1996. ATM expense increased $9,000 (4.6%) in 1996 compared to 1995. The increases in both years are due to increased volume and increased rates by the service provider.

     Advertising expense increased $61,000 (20.0%) in 1997 mainly due to increased television advertising to enhance State Financial Bank's name recognition and promotions related to opening the Burlington office. Advertising expense increased $144,000 (89.4%) in 1996 due to the additional marketing expense associated with Waterford and increased media advertising at State Financial Bank, mainly to promote home equity lines of credit and certificates of deposit.

     Other expense decreased $36,000 (2.1%) in 1997. Exclusive of Burlington and State Financial Mortgage Company other expense decreased $66,000 (3.9%). The decrease is mainly due to a one-time expense of approximately $59,000 included in the third quarter 1996 which is related to additional FDIC insurance assessments in resolution of the agency's funding of the Savings Association Insurance Fund. The decrease for 1997 was also primarily due to decreased costs for correspondent bank service fees. Other expense decreased $24,000 in 1996. However, exclusive of the full year inclusion of Waterford's expense in 1996's results, other expense decreased $20,000 due to lower office supply costs during the year.

     Income Tax

     The Company's consolidated income tax rate varies from statutory rates principally due to interest income from tax-exempt securities and loans. The Company recorded provisions for income tax of $2,159,000, $2,003,000, and $1,579,000, in 1997, 1996, and 1995, respectively. Income tax expense increased $156,000 in 1997 due to a $525,000 increase in the Company's pretax income. For the year ended December 31, 1996, income tax expense increased $424,000 due to a $1,150,000 increase in the Company's income before income tax. The Company's effective tax rate for 1997 was 33.0% compared to 33.3% for 1996. The Company's lower effective tax rate in 1997 was primarily due to a proportionately greater percentage of pretax income derived from tax-exempt sources in 1997 versus 1996.

     Net Income and Dividends

     For the years ended December 31, 1997, 1996, and 1995, the Company reported net income of $4,374,000, $4,006,000, and $3,279,000, respectively. The improvements in the Company's net income in 1997 represent an improvement in the overall operating results of the Company as measured by the return on average assets and return on average equity. In 1997, the Company reported a return on average assets of 1.42% compared to 1.38% in 1996. Return on average equity for 1997 was 11.84% compared to 11.78% in 1996. For the years ended December 31, 1997, 1996, and 1995, the Company paid aggregate dividends of $1,519,000, $1,260,000, and $967,000. Dividends increased in both 1997 and 1996 due to a 20% increase in the Company's cash dividend rate in each respective year.

[BAR GRAPH]

RETURN ON ASSETS

       1995       1996       1997

      1.32%      1.38%      1.42%

[BAR GRAPH]

RETURN ON EQUITY

       1995       1996       1997

     11.22%     11.78%     11.84%

     MANAGEMENT'S DISCUSSION

     Balance Sheet Analysis

     The composition of assets and liabilities are generally the result of strategic management decisions influenced by market forces. At December 31, 1997 and 1996, the Company reported total assets of $421,278,000 and $301,999,000 respectively. Of the $119,279,000 increase in total assets between 1997 and 1996, $93,413,000 was due to the Richmond acquisition. Exclusive of Richmond, the Company's total assets increased $26,643,000 (8.8%) in 1997 due to internal growth and the opening of State Financial Bank - Waterford's new Burlington office in May, 1997. The $15,949,000 (5.6%) increase in total assets between 1996 and 1995 was due to internal growth at State Financial Bank and State Financial Bank - Waterford over the preceding twelve months.

     Lending Activities

     The Company's largest single asset category continues to be loans. The Company's gross loans, as a percentage of total deposits, were 72.9% at December 31, 1997 compared to 79.2% at December 31, 1996. The following table shows the Company's loan portfolio composition on the dates indicated (dollars in thousands).


                               At December 31,
                 1997      1996      1995      1994      1993
Commercial   $ 56,030  $ 44,088  $ 46,323  $ 39,231  $ 39,375
Real Estate   162,736   114,395   105,139    75,909    62,896
Installment    36,817    30,046    21,997    19,157    17,055
Other          12,236    13,142    12,295    11,516    10,928
             --------  --------  --------  --------  --------
Total Loans  $267,819  $201,671  $185,754  $145,813  $130,254
             ========  ========  ========  ========  ========

     Total loans outstanding increased $66,148,000 (32.8%) in 1997 due to the Richmond acquisition and internal loan growth over the preceding twelve months. The Richmond acquisition accounted for $51,019,000 of the Company's 1997 loan growth. Internally, loans grew $15,129,000 (7.5%) due to continued loan demand at State Financial Bank and State Financial Bank-Waterford.

     Real estate loans continue to represent the largest category of the Company's loan portfolio. In 1997, real estate loans grew $48,341,000 (42.3%) and increased to 60.8% of the Company's gross loan portfolio at December 31, 1997 compared to 57.6% at December 31, 1996. The Richmond acquisition accounted for $36,874,000 of the Company's 1997 growth in real estate loans. Approximately 59.6% of Richmond's real estate loans are secured by mortgages on 1-4 family residential properties and 32.0% are secured by commercial real estate.

     The remaining $11,467,000 increase in real estate loans was due to internal growth at State Financial Bank and State Financial Bank - Waterford during the year. Approximately, 88.7% of this increase was from growth in commercial real estate loans, including loans for construction and land development. The Company's commercial real estate loans are generally secured by owner occupied, improved property such as office buildings, warehouses, small manufacturing operations, and retail facilities located in the Company's primary market areas subject to a maximum 75% loan to value ratio pursuant to its loan policy. Loans for construction and land development are generally secured by the property under construction or development up to a maximum loan to value of 75% of estimated cost or appraisal value of the completed project whichever is less. The Company further monitors construction and land development credits by disbursing draws under the credit commitment upon satisfactory title company inspections of construction progress and evidence of proper lien waivers. The borrower's credit-worthiness and the economic feasibility and cash flow abilities of the project are fundamental concerns in the Company's commercial real estate and construction/land development lending. Loans secured by commercial property, whether existing or under construction, and land development are generally larger in size and involve greater risks than residential mortgage loans because payments on loans secured by commercial property are dependent upon the successful operation and management of these properties, businesses, or developments. As a result, the value of properties securing such loans are likely to be subject to the local real estate market and general economic conditions, including movements in interest rates. The Company generally writes commercial real estate loans for maturities up to five years although the total amortization period may be as long as twenty years, amortized monthly. The Company generally writes construction and land development loans on terms up to a maximum of 24 months and requires the borrower to make defined principal reductions at stated intervals during that term. The Company additionally attempts to have construction credits further supported by end mortgage commitments wherever possible. The Company will generally reserve credit extensions for land development projects for experienced, strong borrowers with adequate outside liquidity to support the project in the event the actual project performance is slower than projection.

[BAR GRAPH]

LOAN PORTFOLIO COMPOSITION

                           1995       1996       1997
MORTGAGE               $105,139   $114,395   $162,736

INSTALLMENT            $ 21,997   $ 30,046   $ 36,817

COMMERCIAL             $ 46,323   $ 44,088   $ 56,030

OTHER                  $ 12,295   $ 13,142   $ 12,236



     The remaining real estate loan growth during 1997 were the result of increases in residential real estate from both first mortgage loans on owner occupied and multi-family properties written on balloon notes (generally up to three year maturities with amortization periods up to twenty-five years) and additional balances outstanding on home equity credit lines due to continued marketing emphasis in these product lines.

     The Company's real estate loans, like all of the Company's loans, are underwritten according to its written loan policy. The loan policy sets forth the term, debt service capacity, credit extension, and loan to value guidelines which the Company considers acceptable to recognize the level of risk associated with each specific loan category. The table on the following page sets forth the percentage composition of the real estate loan portfolio as of December 31, 1997.

Commercial real estate                                              37.88%
1-4 family first liens on residential real estate                   33.45
Multifamily residential                                              8.05
1-4 family junior liens on residential real estate (including home
equity lines of credit)                                             13.14
Construction, land development, and farmland                         7.48

     Commercial loans increased $11,942,000 (27.1%) in 1997. The Richmond acquisition accounted for $9,806,000 of this increase. The remaining increase of $2,136,000 represented internal commercial loan growth of 4.8% at State Financial Bank and State Financial Bank - Waterford during the year. At December 31, 1997, commercial loans comprised 20.9% of the Company's total loan portfolio compared to 21.9% at December 31, 1996. Commercial loans are also underwritten according to the Company's loan policy which sets forth the amount of credit which can be extended based upon the borrower's cash flow, debt service capacity, and discounted collateral value. Commercial loans are typically made on the basis of the borrower's ability to make repayment from the cash flow of the business. As a result, the availability of funds for the repayment of commercial loans may be dependent on the success of the business itself, which, in turn, is likely to be dependent upon the general economic environment. In recognition of this risk, the Company emphasizes capacity to repay the loan, adequacy of the borrower's capital, an evaluation of the industry conditions affecting the borrower, and current credit file documentation. The Company's commercial loans are typically secured by the borrower's business assets such as, inventory, accounts receivable, fixtures, and equipment. Generally, commercial loans carry the personal guaranties of the principals.

     Installment loans increased $6,771,000 (22.5%) in 1997. The Richmond acquisition represented $4,019,000 of this increase. The remaining increase of $2,752,000 was mainly the result of further increases in indirect auto loans due to the addition of two local dealerships to the Company's loan referral network. The Company's indirect auto loan underwriting continues to emphasize the purchase of the highest quality loan contracts to minimize risk of loss in this lending activity. At December 31, 1997, installment loans comprised 13.7% of the Company's loan portfolio versus 14.9% at December 31, 1996.

     Other loans decreased $906,000 (6.9%) in 1997 even though the Richmond acquisition added $320,000 to the Company's other loan portfolio. Net of Richmond, the $1,226,000 decrease in other loans at State Financial Bank and State Financial Bank - Waterford was primarily due to lower outstanding balances under personal credit lines, including credit cards.

     The following table shows the maturity of loans (excluding residential mortgages on one-to-four-family residences, installment loans, and lease financing) outstanding as of December 31, 1997 (dollars in thousands). Also provided are the amounts due after one year classified according to the sensitivity to changes in interest rates.

                                                After One
                                      Within    But Within    After
                                     One Year   Five Years  Five Years   Total
Commercial                             $33,805     $20,701      $1,650  $ 56,156
Real estate                             33,425      52,099       3,516    89,040
                                       -------     -------      ------  --------
                                       $67,230     $72,800      $5,166  $145,196
                                       =======     =======      ======  ========
Loans maturing after one year with:
Fixed interest rates                               $64,137      $1,946
Variable interest rates                              8,663       3,220
                                                   -------      ------
                                                   $72,800      $5,166
                                                   =======      ======

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

     Management maintains the allowance for loan losses (the"Allowance") at a level considered adequate to provide for future loan losses. The Allowance is increased by provisions charged to earnings, and is reduced by charge-offs, net of recoveries. At December 31, 1997, the Allowance was $3,306,000, an increase of $698,000 from the balance at December 31, 1996. The inclusion of Richmond's allowance at December 31, 1997 represented $678,000 of this increase. The remainder was the result of loan loss provisions exceeding net charge-offs by $20,000 during the year.

     The determination of Allowance adequacy is based upon a quarterly evaluation of the Company's loan portfolio by the internal loan review officer and management. These evaluations consider a variety of factors,including, but not limited to, general economic conditions, loan portfolio size and composition, previous loss experience, the borrower's financial condition, collateral adequacy, the level of non-performing loans, and management's estimation of future losses. As a percentage of total loans, the allowance was 1.23% at the end of 1997 compared to 1.29% at the end of 1996. Based on its analysis, management considers the Allowance adequate to recognize the risk inherent in the consolidated loan portfolio at December 31, 1997.

     MANAGEMENT'S DISCUSSION

     The balance of the Allowance and actual loan loss experience for the last five years is summarized in the following table (dollars in thousands).


                                                                Years ended December 31,
                                                        1997     1996     1995     1994     1993
Balance at beginning of period                        $2,608   $2,711   $1,983   $2,084   $2,051
Charge-offs:
   Commercial                                            123      122       70      115      102
   Real estate                                            40      100       82       59       32
   Installment                                            71       46       82       68       30
   Other                                                 146      117       75       38       65
                                                      ------   ------   ------   ------   ------
Total charge-offs                                        380      385      309      280      229
                                                      ------   ------   ------   ------   ------
Recoveries:
   Commercial                                              8       19       58       18       31
   Real estate                                            29        2       12        0       36
   Installment                                            16       26       34       24       29
   Other                                                  17       25        9       17       19
                                                      ------   ------   ------   ------   ------
Total recoveries                                          70       72      113       59      115
Net charge-offs                                          310      313      196      221      114
Balance of acquired allowance at date of acquisition     678        0      734        0        0
Additions charged to operations                          330      210      190      120      147
                                                      ------   ------   ------   ------   ------
Balance at end of period                              $3,306   $2,608   $2,711   $1,983   $2,084
                                                      ------   ------   ------   ------   ------
Ratios:
   Net charge-offs to average loans outstanding         0.15%    0.16%    0.12%    0.16%    0.09%
   Net charge-offs to total allowance                   9.38       12     7.23    11.14     5.47
   Allowance to year end loans outstanding              1.23     1.29     1.46     1.36     1.60

                                 [BAR GRAPH]

NON-PERFORMING ASSETS TO TOTAL ASSETS

              1993       1994       1995       1996       1997

             0.95%      0.68%      0.65%      0.91%      0.69%

                                 [BAR GRAPH]

NET CHARGE-OFFS TO AVERAGE LOANS OUTSTANDING

              1993       1994       1995       1996       1997

             0.09%      0.16%      0.12%      0.16%      0.15%

                                 [BAR GRAPH]

ALLOWANCE TO YEAR END LOANS OUTSTANDING

              1993       1994       1995       1996       1997

             1.60%      1.36%      1.46%      1.29%      1.23%


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

     The following table summarizes non-performing assets on the dates indicated (dollars in thousands).



                                                     At or for the years ended December 31,
                                               ----------------------------------------------
                                                 1997     1996      1995      1994     1993
                                               -------  -------    -------   -------  -------

Nonaccrual loans                               $ 2,537   $ 2,363   $ 1,386   $ 1,311   $2,100
Accruing loans past due 90 days or more             20        38         2         5       31
Restructured loans                                   0         0         0         0        0
                                               -------   -------   -------   -------  -------
Total non-performing and restructured loans      2,557     2,401     1,388     1,316    2,131
                                               -------   -------   -------   -------  -------
Other real estate owned                            334       345       460       219       28
                                               -------   -------   -------   -------  -------
Total non-performing assets                    $ 2,891   $ 2,746   $ 1,848   $ 1,535   $2,159
                                               =======   =======   =======   =======  =======
Ratios:
Non-performing loans to total loans               0.95%     1.19%     0.75%     0.90%    1.64%
Allowance to non-performing loans               129.29    108.62    195.32    150.68    97.79
Non-performing assets to total assets             0.69      0.91      0.65      0.68     0.95
Interest income that would have been recorded
on nonaccrual loans under original terms       $   215   $   241   $   207   $   229   $  244
Interest income recorded during the period
on nonaccrual loans                                102       116       100        89      182

     Effective January 1, 1995, the Company adopted Financial Accounting Standards Board Statement No. 114, "Accounting by Creditors for Impairment of a Loan" ("Statement No. 114"). Under the new standard, the 1997,1996, and 1995 allowance for loan losses related to loans that are identified for evaluation in accordance with Statement No. 114 is primarily based on the fair value of the collateral for certain collateral dependent loans. For certain noncollateral dependent loans, the Allowance is established based on the expected cash flows discounted at the loan's initial effective interest rate. Prior to 1995, the allowance for loan losses related to these loans was based on undiscounted cash flows or the fair value of the collateral for collateral dependent loans. At December 31, 1997, the Company identified approximately $470,000 in loans which are considered impaired. These loans are included as part of the nonaccrual loans set forth in the table above and represent 0.17% of the Company's gross loan portfolio. Based upon the analysis of the underlying collateral value of these loans and the low percentage of these loans in relation to the gross loan portfolio, management believes the allowance is adequately funded to provide for the inherent risk associated with these loans.

     At December 31, 1997, there were no loans to borrowers where available information would indicate that such loans were likely to later be included as nonaccrual, impaired (as defined in SFAS No. 114), past due, or restructured.

     Investment Activities

     Debt securities that the Company has both the positive intent and ability to hold to maturity are carried at amortized cost. Debt securities that the Company does not have either the positive intent and/or the ability to hold to maturity and all marketable equity securities must be classified as available-for-sale or trading and carried at their respective fair market value. Unrealized holding gains and losses on securities classified as available-for-sale, net of related tax effects, are carried as a component of shareholders' equity. The company has no assets classified as trading. See Note 4 to the Consolidated Financial Statements for more information.

     Total investment securities outstanding at December 31, 1997 increased $24,926,000 including $25,678,000 in investment securities acquired with Richmond. Net of the Richmond acquisition, total investment securities decreased $752,000, the net effect of growth in the Banks investment portfolios of $2,533,000 offset by $3,285,000 in matured or sold securities in the Parent Company's investment portfolio to provide funding for the Richmond acquisition. The increase in the Banks' investment portfolios was mainly due to reinvestment of their respective portfolios' cash flow in longer term investment securities, primarily obligations of states and political subdivisions, to enhance the overall yield on interest-earning assets.

     The following table presents the combined amortized cost of the Company's held-to-maturity and available-for-sale investment securities on the dates indicated (dollars in thousands).


                                              At December 31,
                                          -------------------------
                                            1997    1996     1995
                                          -------  -------  -------
U.S. Treasury securities and obligations
  of U.S. government agencies             $46,731  $34,018  $27,389
Obligations of states and
  political subdivisions                   25,922   15,015   16,337
Mortgage-related securities                17,242   16,753   17,281
Other securities                            4,014    3,197    2,250
                                          -------  -------  -------
TOTAL                                     $93,909  $68,983  $63,257
                                          =======  =======  =======

[BAR GRAPH]

INVESTMENT PORTFOLIO COMPOSITION

                                       1995       1996       1997

US TREASURIES & AGENCIES            $27,389    $34,018    $46,731

MORTGAGE BACKED                     $17,281    $16,753    $17,242

MUNICIPAL                           $16,337    $15,015    $25,922

OTHER                               $ 2,250    $ 3,197    $ 4,014


     MANAGEMENT'S DISCUSSION

     The composition of the Company's investment securities has been influenced by the general market conditions prevalent during 1997 as well as the incorporation of Richmond's portfolio. U.S. Treasury securities and obligations of U.S. government agencies ("Treasuries/Agencies") increased $12,713,000 in 1997. The Richmond acquisition added $22,136,000. Net of Richmond, Treasuries/Agencies decreased $9,423,000 in 1997 due to the Company's decision to shift investments to obligations of states and political subdivisions to enhance the portfolio's yield and to fund the Richmond acquisition ($2,992,000). At December 31, 1997, Treasury/Agencies comprised 49.8% of the Company's investment portfolio compared to 49.3% at December 31, 1996.

     Obligations of states and political subdivisions increased $10,907,000 at December 31, 1997 compared to December 31, 1996. The Richmond acquisition accounted for $3,408,000 of this increase with the remainder due to the Company reinvesting Treasuries/Agencies maturities in municipal investments to enhance its portfolio yield. At December 31, 1997, obligations of states and political subdivisions accounted for 27.6% of the Company's investment portfolio compared to 21.8% at December 31, 1996.

     During 1997, balances in mortgage-related securities increased $489,000 as maturing Treasuries/Agencies were reinvested in this category to enhance the yield on the Company's total investment portfolio. The Company's mortgage-related securities represent balances outstanding on fixed-rate collateralized-mortgage obligations ("CMO's") supported by one-to-four family residential mortgage securities issued by the Federal National Mortgage Association ("FNMA") or the Federal Home Loan Mortgage Corporation ("FHLMC"). To avoid exposure to prepayments, wide market value fluctuations, and recoverability, the Company purchases only the conservative early trances of the respective CMO's. These investments closely resemble treasury securities in their shorter maturities, marketability, and repayment predictability and accordingly are the least volatile to the impact of market interest rate fluctuations. At December 31, 1997, the remaining average life of the Company's mortgage-related securities was slightly less than three years. Due to the short remaining assumed maturities of these investments and its historical experience with these investments, management does not consider the Company to be exposed to significant interest rate risk or recoverability related to these investments. At December 31, 1997, mortgage-related securities accounted for 18.4% of the Company's investment portfolio compared to 24.3% at December 31, 1996.

     Other securities increased $817,000 in 1997 mainly due to the Company's purchase of marketable equity securities. At December 31, 1997, other securities represented 4.3% of the Company's investment portfolio compared to 4.6% at December 31, 1997.

     The maturities and weighted-average yield of the Company's investment securities at December 31, 1997 are presented in the following table (dollars in thousands). Taxable-equivalent adjustments (using a 34% rate) have been made in calculating the yields on obligations of states and political subdivisions.


                                                     After One        After Five
                                   Within           But Within        But Within           After
                                  One Year          Five Years         Ten Years         Ten Years
                              ---------------    ---------------    ---------------    --------------
                               Amount   Yield     Amount   Yield     Amount   Yield     Amount   Yield
                              -------   -----    --------  -----    -------   -----    -------   -----
U.S. Treasury securities
and obligations of U.S.
government agencies           $10,036   6.24%    $35,195   6.05%    $ 1,500   6.92%    $    0   0.00%
Obligations of states and
political subdivisions          6,775   6.42       6,015   7.29      11,321      7      1,811   8.68
Mortgage-related securities       948    5.6      16,295   6.76           0      0          0      0
Other securities                1,913   3.38       1,600   6.66         501   6.24          0      0
                              -------            -------            -------            ------
TOTAL                         $19,672   6.00%    $59,105   6.39%    $13,322   6.96%    $1,811   8.68%
                              =======            =======            =======            ======

     At December 31, 1997, the Company had $211,000 in net unrealized gains on its held-to-maturity securities and $1,342,000 in net unrealized gains on its available-for-sale securities. The majority of the unrealized gain on the Company's available-for-sale securities was the result of price appreciation on marketable equity securities acquired at the beginning of 1997. Unrealized gains and losses resulting from marketable equity securities are impacted by the current market price quoted for the underlying security in relation to the price at which the security was acquired by the Company. Unrealized gains and losses on investment securities are the result of changes in market interest rates and the relationship of the Company's investments to those rates for comparable maturities. Unrealized gains generally result from the interest rates on the Company's portfolio of investment securities exceeding market rates for comparable maturities. Conversely, unrealized losses generally result from the interest rates on the Company's portfolio of investment securities falling below market rates for comparable maturities. If material, unrealized losses could negatively impact the Company's future performance as earnings from these investments would be less than alternative investments currently available and may not provide as wide a spread between earnings and funding costs. The Company does not consider its investment portfolios exposed to material adverse impact to future operating performance resulting from market interest rate fluctuations.

Deposits

     Deposits are the Company's principal funding source. Deposit inflows and outflows are significantly influenced by general interest rates, money market conditions, market competition, and the overall condition of the economy. For the year ended December 31, 1997, total average deposits increased $14,435,000 (5.9%) due to internal deposit growth at State Financial Bank and State Financial Bank - Waterford. As the Richmond acquisition was consummated on December 31, 1997, no averages for Richmond are included in any average deposit information presented herein.

     The following table sets forth the average amount of and the average rate paid by the Company on deposits by deposit category (dollars in thousands).

                                                      Years ended December 31,
                                      -------------------------------------------------------
                                            1997               1996               1995
                                      -----------------  ----------------- ------------------
                                      Average   Average  Average   Average  Average   Average
                                      Amount    Rate     Amount    Rate     Amount    Rate
                                      --------  -------  -------   -------  -------   -------

Non-interest-bearing demand deposits  $ 52,885    0.00%  $  48,46    0.00%  $ 43,555    0.00%
NOW and money market deposits           93,058    3.94     85,030    3.72     66,520    3.85
Savings                                 37,924    2.76     42,043    2.78     42,790    2.77
Time deposits                           76,843    5.68     70,733     5.7     58,322    5.63
                                      --------           --------           --------
TOTAL                                 $260,710    3.48%  $246,275    3.39%  $211,187    3.33%
                                      ========           ========           ========

     The largest categorical growth in the Company's deposits continues in NOW and money market deposits. For the year ended December 31, 1997, average NOW and money market deposits increased $8,028,000 (9.4%). The increase was mainly due to increases in money market balances related to the continued popularity of the Company's Money Market Index Account. At December 31, 1997, average NOW and money market balances are the Company's largest deposit category, representing 35.7% of average total deposits compared to 34.5% at December 31, 1996.

     Average time deposit balances increased $6,110,000 (8.6%) for the year ended December 31, 1997 compared to the year ended December 31, 1996 due to internal growth at the Banks in certificates of deposit and certificates of deposit greater than $100,000. During 1997, the Company purchased jumbo time deposits through the State of Wisconsin which averaged approximately $3,250,000 in outstanding balances for the year. The remaining average time deposit increase during 1997 was the result of the Company's aggressive marketing effort in this product line during 1996 and 1997. At December 31, 1997, average time deposits represent 29.5% of average total deposits compared to 28.7% at December 31, 1996.

     For the year ended December 31, 1997, average non-interest bearing demand deposits increased $4,416,000 (9.1%), the combined result of increased average balances from existing customers and cultivation of additional business account relationships at the Banks during the year. At December 31, 1997, non-interest bearing demand deposits represent 20.3% of the Company's average deposit portfolio compared to 19.7% at December 31, 1996.

     During 1997, average savings balances decreased $4,119,000 (9.8%) due to the declining popularity of this deposit instrument given customers' desire for more attractive interest rates which the Company offers in money market and time deposits accounts. The Company believes the Money Market Index Account and the competitive time deposit rates offered during 1996 and 1997 on special nine and eighteen month term certificates of deposit were instrumental in retaining the majority of the savings balance decline in other deposit categories with the Company. Average savings balances represent 14.5% of average total deposits at December 31, 1997 compared to 17.1% at December 31, 1996.

[BAR GRAPH]
AVERAGE DEPOSIT PORTFOLIO COMPOSITION

                                         1995        1996        1997

NOW & MONEY MARKET                    $66,520     $85,030     $93,058

TIME                                  $58,322     $70,733     $76,843

DEMAND                                $43,555     $48,469     $42,043

SAVINGS                               $42,790     $42,043     $37,924



     On a period end comparison basis, total deposits increased to $367,492,000 at December 31, 1997 from $254,656,000 at December 31, 1996. The Richmond acquisition added $79,922,000 to the Company's consolidated total deposits with the remaining $32,914,000 increase the result of internal growth at State Financial Bank and State Financial Bank - Waterford during the course of 1997. Richmond's funding costs are comparatively higher than the Company's historical experience. For the year ended December 31, 1997, Richmond's cost of interest-bearing liabilities was 4.73% compared to the Company's 4.26% for the comparable period. Accordingly, the Company expects its cost of interest-bearing liabilities to increase and its net interest margin to decrease in 1998 with the inclusion of Richmond, and its higher funding expense, in its consolidated operating results.

     Maturities of time certificates of deposit and other time deposits of $100,000 or more outstanding at December 31, 1997 are summarized below and to the right (dollars in thousands).

3 month or less                $13,701
Over 3 through 6 months         10,265
Over 6 through 12 months         3,728
Over 12 months                   5,400
                               -------
TOTAL                          $33,093
                               =======

     Approximately 7.9% of the Company's total assets at December 31, 1997 were supported by time deposits with balances in excess of $100,000 as compared to 3.2% at December 31, 1996. The Company's dependence on large balance time deposits to fund its asset base has historically been approximately one third to one half of the large liability funding dependence exhibited by its peers.

     MANAGEMENT'S DISCUSSION

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

     The Company's primary investment activity is loan origination. For the year ended December 31, 1997 the Company generated $15,439,000 in new loan originations exclusive of the Richmond acquisition. Funding for the 1997 loan increase came from deposit growth during the year. The remaining deposit growth in 1997 combined with cash provided by operating activities and increases in securities sold under agreements to repurchase were used to reduce federal fund borrowing, purchase of additional shares for the Company's ESOP, pay dividends, payoff the installment notes payable incurred in 1995 with the Waterford acquisition, and purchase fixed assets. These sources additionally were used to fund the $722,000 net increase in net investment securities during 1997. Constricting the 1997 net investment security increase were $3,285,000 in maturities or sales used to provide funding for the Richmond acquisition. The remainder of the Richmond acquisition was funded through $3,900,000 in notes payable advances and $3,711,000 in cash and cash equivalent contractions at State Financial Services Corporation.

     New loan originations for the year ended December 31, 1996 amounted to $16,230,000. Funding for 1996's loan growth came primarily from cash provided by financing activities and contraction in cash and cash equivalents. Additionally, in 1996 contractions in cash and cash equivalents and cash provided by operating activities was used to fund net investment securities purchases and the acquisition of an additional rental property.

     Cash and cash equivalents are generally the Company's most liquid assets. The Company's level of operating, financing, and investing activities during a given period impact the resultant level of cash and cash equivalents reported. The Company had liquid assets of $38,780,000 and $21,281,000 as of December 31, 1997 and 1996, respectively. Liquid assets in excess of necessary cash reserves are generally invested in short-term investments such as federal funds sold and commercial paper.

     Interest Rate Sensitivity

     Interest rate risk is an inherent part of the banking business as financial institutions gather deposits and borrow other funds to finance earning assets. Interest rate risk results when repricing of rates paid on deposits and other borrowing does not coincide with the repricing of interest-earning assets. Interest rate sensitivity management seeks to avoid fluctuating net interest margins and to enhance consistent growth of net interest income through periods of changing interest rates. The following table shows the estimated maturity and repricing structure of the Company's interest-earning assets and interest-bearing liabilities for three different independent and cumulative time intervals as of December 31, 1997 (dollars in millions). Non-maturing deposit categories, including savings, NOW, and money market deposits are assumed to reprice along the following schedule - 10% within 0-30 days, 20% within 31-90 days, and 30% within 91 days to one year. Assumptions regarding prepayment and withdrawal rates are based upon industry experience and management believes such assumptions to be reasonable. The table does not necessarily indicate the impact general interest rate movements may have on the Company's net interest income as the actual repricing experience of certain assets and liabilities, such as loan prepayments and deposit withdrawals, is beyond the Company's control. As a result, certain assets and liabilities may reprice at intervals different from the maturities assumed in the table on the following page given the general movement in interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates.

                                                                  Total
                               0-30       31-90      91-365       0-365
                               Days       Days        Days         Days
                              ------     -------    --------    --------
ASSETS
Loans
Fixed                         $13.80     $  8.70    $  44.80    $  67.30
Variable                          69           0           0          69
Investments                      2.5         1.3          16        19.8
Federal funds                   11.3           0           0        11.3
                              ------     -------    --------    --------
Total                         $96.60     $ 10.00    $  60.80    $ 167.40
                              ======     =======    ========    ========
LIABILITIES
Savings & NOW deposits        $ 8.40     $ 16.80    $  25.10    $  50.30
Time deposits                   18.2        25.1        56.6        99.8
Money market deposits            9.0          18        27.1        54.1
Other interest-bearing
   liabilities                   0.4           0         5.3         5.8
                              ------     -------    --------    --------
Total                         $36.00     $ 59.90    $ 114.10    $ 210.00
                              ======     =======    ========    ========
Interest sensitivity gap      $60.60     ($49.90)    ($53.30)    ($42.60)
Cumulative gap                  60.6        10.7       -42.6       -42.6
Cumulative gap as a
   percentage of total
   earning assets              16.30%       2.90%     -11.50%     -11.50%

     At December 31, 1997, interest-sensitive assets and interest-sensitive liabilities subject to repricing within one year, as a percentage of total assets were 39.7% and 41.3%, respectively. Variable rate and maturing fixed rate loans are the primary interest-sensitive assets repricing within one year. On the funding side of the balance sheet, liabilities subject to repricing within one year are fairly evenly distributed among all deposit categories. The table above demonstrates the Company is liability-sensitive at December 31, 1997 which would normally indicate that the Company's net interest margin would improve if rates decreased and deteriorate if interest rates increased.

     Capital Resources

     Total shareholders' equity increased $3,021,000 in 1997, $3,146,000 in 1996, and $6,212,000 in 1995. The increases in 1997 and 1996 were mainly due to net earnings retention, augmented by the tax effected improvement in net unrealized holding gains on securities available-for-sale in each respective year. The 1995 increase was the result of the additional stock issued to complete the Waterford acquisition, net earnings retention, and reductions in the tax effected net unrealized holding losses on securities available-for-sale. The following table illustrates historical internal growth trends for the years indicated.


                                          Years ended December 31,
                                        ---------------------------
                                         1997       1996       1995
Return on assets                         1.42%      1.38%      1.32%
Return on equity                        11.84      11.78      11.22
Earnings retained                       65.27      68.54       70.5
Dividend payout ratio                   34.73      31.46       29.5
Average equity to average assets        11.97      11.72      11.78
Asset growth                             39.5       5.58      26.49

     The Company is pursuing a policy of continued asset growth. In order to maintain appropriate ratios of equity to total assets, a corresponding level of capital growth must be achieved. Historically, capital growth has come primarily from internal sources through increased earnings and a conservative dividend policy. The Company's dividend policy considers shareholders' desire for current income and the Company's need to provide internal capital growth through earnings retention. The percentage of 1997 and 1996 earnings paid out in the form of dividends increased as the Company increased its quarterly dividend rate 20% in the first quarter of each respective year. Dividends paid by the Banks to the Company are used primarily to fund shareholders' dividends and for additional working capital.

     There are certain regulatory constraints which affect the Company's capital levels. See Note 9 and Note 12 to the consolidated financial statements for additional explanation of these regulatory constraints.

MANAGEMENT'S DISCUSSION

     Impact of Inflation and Changing Prices

     The Company's Consolidated Financial Statements have been prepared in conformity with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without consideration of changes in the relative purchasing power of money over time impacted by inflation. The impact of inflation is reflected in the company's other expenses which tend to rise during periods of general inflation. The majority of the Company's assets and liabilities are monetary in nature and therefore differ greatly from most commercial and industrial companies that have significant investments in fixed assets or inventories. Consequently, interest rates have a greater impact on the Company's performance than do the general levels of inflation. Management believes the most significant impact on the Company's financial results is its ability to react to interest rate changes and endeavors to maintain an essentially balanced position between interest sensitive assets and liabilities in order to protect against wide fluctuations in the Company's net interest margin.

     Impact of Year 2000

     Some of the Company's older computer programs and computer programs utilized by the Company's third party data processor were written using two digits rather than four to define the applicable year. As a result, those computer programs have time-sensitive software that recognize a date using "00" as the year 1900 rather than the year 2000. This could cause a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, or engage in similar normal business activities. The Company utilizes a third party for a significant portion of its data processing.

     The Company has completed an assessment and will have to modify or replace portions of its software and ensure that its third party processor has made similar modifications or replacements so that its computer systems will function properly with respect to dates in the year 2000 and thereafter. Based upon information currently available, the Company has estimated that the cost for such modifications or replacements will not be material. These costs of modifications will be expensed as incurred and costs for replacement of old software will be capitalized in accordance with the Company's normal policies and practices.

     The Company is monitoring the progress of its third party data processor and both the third party processor and the Company's internal efforts related to this project and related testing are estimated to be completed not later than March 31, 1999, which is prior to any anticipated impact on its operating systems. The Company believes that with modifications to existing software and conversions to new software, the Year 2000 Issue will not pose significant operational problems for its computer systems. However, if such modifications and conversions are not made, or are not completed timely, the Year 2000 Issue could materially impact the Company's operations.

     The Company is also dependent on other third parties to correct interface systems for Year 2000 Issues. The Company is monitoring the progress of these third parties' computer and modification plans. There is no guarantee that the systems of the third party data processor or the other systems of other companies on which the Company's systems rely will be timely converted and would not have an adverse effect on the Company's systems. At this time, the Company is not aware of any circumstances which would prevent its third party vendors from being Year 2000 compliant.

     The costs of the project and the date on which the Company believes it will complete the Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ from those anticipated. Specific factors which might cause such differences include, but are not limited to, the availability and cost of personnel trained in the area, the ability to locate and correct all relevant computer codes, and similar uncertainties.

     Pending Accounting Changes

     Pending accounting changes for 1998 are set forth in detail as Note 1 to the Notes to the Consolidated Financial Statements contained herein.

     Forward Looking Statements

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

REPORT OF MANAGEMENT AND INDEPENDENT AUDITORS

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



/s/ Michael J. Falbo                      /s/ Michael A. Reindl

Michael J. Falbo                          Michael A. Reindl

President and Chief Executive Officer     Senior Vice President, Controller, and
                                            Chief Financial Officer

Report of Ernst & Young LLP, Independent Auditors
  Board of Directors and Shareholders
  State Financial Services Corporation

     We have audited the accompanying consolidated balance sheets of State Financial Services Corporation and subsidiaries (the Company) as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated balance sheet of Richmond Bancorp, Inc., a wholly owned subsidiary acquired at December 31, 1997, which statements reflect total assets of $93,434,000 as of December 31, 1997. That financial statement was audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to balance sheet data included for Richmond Bancorp, Inc., is based solely on the report of other auditors.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audits and, as to the balance sheet at December 31, 1997, the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 1997 and 1996, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.




/s/ Ernst & Young

January 16, 1998

FINANCIAL STATEMENTS

Consolidated Balance Sheets

                                                                                         December 31,
                                                                             -------------------------------------
                                                                                  1997                    1996
                                                                              ------------            ------------
Assets
Cash and due from banks                                                       $ 27,506,201            $ 15,581,811
Federal funds sold                                                              11,273,835               2,599,107
Other short-term investments                                                            --               3,100,000
                                                                              ------------            ------------
Cash and cash equivalents                                                       38,780,036              21,280,918
Investment securities:
  Held-to-maturity (fair value of $21,208,412--1997 and
  $31,541,364--1996)                                                            20,997,095              31,302,232
  Available-for-sale (at fair value)                                            74,254,433              37,776,116
Loans (net of allowance for loan losses of $3,306,168--997 and
$2,607,579--1996)                                                              264,513,049             199,063,121
Premises and equipment                                                           6,914,446               4,691,988
Accrued interest receivable                                                      2,943,801               2,095,839
Other assets                                                                    12,875,193               5,789,258
                                                                              ------------            ------------
                                                                              $421,278,053            $301,999,472
                                                                              ============            ============
Liabilities and shareholders' equity
Deposits:
  Demand                                                                      $ 69,170,535            $ 55,109,370
  Savings                                                                       83,759,867              61,847,490
  Money market                                                                  89,853,817              68,393,363
  Time deposits in excess of $100,000                                           32,137,325              10,171,806
  Other time deposits                                                           92,570,345              59,134,517
                                                                              ------------            ------------
Total deposits                                                                 367,491,889             254,656,546
Notes payable                                                                    5,300,000                 961,844
Securities sold under agreement to repurchase                                    4,850,160               2,400,160
Federal funds purchased                                                                 --               5,600,000
Accrued expenses and other liabilities                                           3,213,441               1,860,054
Accrued interest payable                                                         1,874,197                 994,324
                                                                              ------------            ------------
Total liabilities                                                              382,729,687             266,472,928
Shareholders' equity:
  Preferred stock, $1 par value; authorized--100,000 shares; issued and outstanding--none
  Common stock, $.10 par value; authorized--10,000,000 shares;
  issued and outstanding--3,872,554 shares in 1997 and 3,198,253 shares
  in 1996                                                                          387,256                 319,825
  Additional paid-in capital                                                    28,964,328              28,687,633
  Retained earnings                                                              9,787,620               6,932,623
  Net unrealized holding gain on securities available-for-sale                     888,649                  62,728
  Unearned ESOP shares                                                          -1,479,487                -476,265
                                                                              ------------            ------------
Total shareholders' equity                                                      38,548,366              35,526,544
                                                                              ------------            ------------
                                                                              $421,278,053            $301,999,472
                                                                              ============            ============

Consolidated Statements of Income

                                                              Year ended December 31,
                                                     -----------------------------------------
                                                         1997             1996         1995
                                                     -----------      -----------  -----------
Interest income:
  Loans                                              $19,868,408      $18,146,633  $15,833,190
  Investment securities:
    Taxable                                            3,346,071        3,271,152    2,526,579
    Tax-exempt                                           839,358          758,689      689,423
Federal funds sold and other short-term
  investments                                            148,152          246,412      314,111
                                                     -----------      -----------  -----------
Total interest income                                 24,201,989       22,422,886   19,363,303
Interest expense:
  Deposits                                             9,077,699        8,359,780    7,029,954
  Notes payable and other borrowings                     444,272          392,332      306,188
                                                     -----------      -----------  -----------
Total interest expense                                 9,521,971        8,752,112    7,336,142
                                                     -----------      -----------  -----------
Net interest income                                   14,680,018       13,670,774   12,027,161
Provision for loan losses                                330,000          210,000      190,000
                                                     -----------      -----------  -----------
Net interest income after provision for loan losses   14,350,018       13,460,774   11,837,161
Other income:
  Service charges on deposit accounts                  1,031,974          991,708      992,218
  ATM service charges                                    242,373          195,414      204,694
  Gain on sale of loans                                  225,108           76,314            0
  Merchant services                                    1,140,763        1,032,587      715,137
  Building rent                                          310,014          284,456      222,567
  Investment securities losses, net                         -649               --           --
  Other                                                  426,396          479,189      346,305
                                                     -----------      -----------  -----------
                                                       3,375,979        3,059,668    2,480,921
Other expenses:
  Salaries and employee benefits                       4,873,833        4,450,391    4,100,998
  Net occupancy expense                                  957,477          816,368      770,545
  Equipment rentals, depreciation and maintenance      1,148,148        1,242,855    1,034,867
  Data processing                                        782,504          653,244      544,499
  Legal and professional                                 295,454          287,209      326,555
  ATM fees                                               204,547          202,534      193,546
  Merchant services                                      917,216          871,237      619,952
  Advertising                                            365,937          305,195      160,546
  Other                                                1,647,717        1,682,738    1,708,147
                                                     -----------      -----------  -----------
                                                      11,192,833       10,511,771    9,459,655
                                                     -----------      -----------  -----------
Income before income taxes                             6,533,164        6,008,671    4,858,427
Income taxes                                           2,159,000        2,003,000    1,579,000
                                                     -----------      -----------  -----------
Net income                                           $ 4,374,164      $ 4,005,671  $ 3,279,427
                                                     ===========      ===========  ===========
Basic earnings per share                             $      1.16      $      1.06  $      0.94
Diluted earnings per share                           $      1.14      $      1.05  $      0.93
                                                     ===========      ===========  ===========

Consolidated Statements of Shareholders' Equity



                                                                                             Unrealized
                                                                                            Holding Gain
                                                         Common     Paid-in      Retained    (Loss) on       Unearned
                                                         Stock      Capital      Earnings    Securities     ESOP Shares     Total
                                                        --------  -----------   ----------  -------------   -----------  -----------
Balances at January 1, 1995                             $198,568  $18,030,527   $9,215,542    ($708,361)    ($567,382)   $26,168,894
  Net income                                                   -            -    3,279,427            -             -      3,279,427
  Issuance of 214,871 shares in acquisition               21,487    3,180,741            -            -             -      3,202,228
  Issuance of 7,258 shares under the 1990 Stock Plans        726       63,645            -            -             -         64,371
  Cancellation of 208 shares under the 1990 Stock Plans      -21       -2,891            -            -             -         -2,912
  Cash dividends                                               -            -     -967,478            -             -       -967,478
  Change in fair value of investments-net of tax effect
  of $304,960                                                  -            -            -      594,004             -        594,004
  ESOP shares earned                                           -            -            -            -        42,489         42,489
  Issuance of 441,520 shares for 20% stock dividend       44,152    7,296,115   -7,340,267            _             -              -
                                                        --------  -----------   ----------   ----------   ----------     -----------
Balances at December 31, 1995                            264,912   28,568,137    4,187,224     -114,357      -524,893     32,381,023
  Net income                                                   -            -    4,005,671            -             -      4,005,671
  Issuance of 16,262 shares under
  the 1990 Stock Plans                                     1,609      172,800            -            -             -        174,409
  Cash dividends                                               -            -   -1,260,272            -             -     -1,260,272
  Change in fair value of investments-
  net of tax effect of $91,255                                 -            -            -      177,085             -        177,085
  ESOP shares earned                                           -            -            -            -        48,628         48,628
  Six-for-five stock split                                53,304      -53,304            -            -             -              -
                                                        --------  -----------   ----------   -----------   ----------    -----------
Balances at December 31, 1996                            319,825   28,687,633    6,932,623       62,728      -476,265     35,526,544
  Net income                                                   -            -    4,374,164            -             -      4,374,164
  Issuance of 28,875 shares under
  the 1990 stock plans                                     2,888      341,238            -            -             -        344,126
  Cash dividends                                               -            -   -1,519,167            -             -     -1,519,167
  Change in fair value of
  investments, net of tax effect
  of $421,000                                                  -            -            -      825,921             -        825,921
  Net increase in earned ESOP shares                           -            -            -            -    -1,003,222     -1,003,222
  Six-for-five stock split                                64,543      -64,543            -            -             -              -
                                                        --------  -----------   ----------   ----------   -----------    -----------
Balances at December 31, 1997                           $387,256  $28,964,328   $9,787,620      888,649   ($1,479,487)   $38,548,366
                                                        ========  ===========   ==========   ==========   ===========    ===========

Consolidated Statements of Cash Flows

                                                                   Year ended December 31
                                                         -------------------------------------------
                                                             1997            1996            1995
                                                         -----------     -----------     -----------
Operating activities
Net income                                               $ 4,374,164     $ 4,005,671     $ 3,279,427
Adjustments to reconcile net income to net cash
   provided by operating activities:
   Provision for loan losses                                 330,000         210,000         190,000
   Provision for depreciation                                772,822         891,847         594,884
   Amortization of investment securities
     premiums and accretion of discounts, net                 30,163         163,558         100,748
   Amortization of goodwill                                  151,426         155,765          64,148
   Amortization of branch acquisition premium                 49,442          29,665          29,665
   Deferred income tax provision                             -65,000         -80,000        -108,000
   Increase in interest receivable                          -179,896         -49,413        -371,613
   Increase (decrease) in interest payable                   197,406        -206,328         434,212
   Realized investment securities losses                         649               -               -
   Other                                                     101,341      -1,552,301         -47,171
                                                         -----------     -----------     -----------
Net cash provided by operating activities                  5,762,517       3,568,464       4,166,300
Investing activities
Proceeds from maturity or principal payments of
   held-to-maturity investment securities                 10,220,000      14,417,000      17,302,800
Purchases of held-to-maturity investment securities                -      -1,652,888     -17,023,829
Purchases of securities available-for-sale               -27,550,247     -28,578,265      -1,688,561
Maturities and sales of securities available for-sale     18,051,857       9,924,286       7,118,938
Net increase in loans before business acquisitions       -15,439,498     -16,230,315     -14,968,956
Net purchases of premises and equipment                     -863,547        -686,764        -372,144
Business acquisitions, net of cash and cash equivalents
   acquired of $7,673,036 and $2,427,440 in 1997
   and 1995: Loans                                       -50,340,430               -     -24,433,534
   Investment securities held-to-maturity                          -               -      -9,686,714
   Investment securities available-for-sale              -25,627,465               -        -839,402
   Premises and equipment                                 -2,131,733               -        -685,461
   Goodwill                                               -6,258,137               -      -1,446,346
   Deposits                                               79,921,649               -      33,044,661
   Notes payable                                           1,400,000               -               -
   Other, net                                               -156,310               -        -226,958
                                                         -----------     -----------     -----------
Net cash used by investing activities                    -18,773,861     -22,806,946     -13,905,506

                                                                    Year ended December 31
                                                           ---------------------------------------
                                                               1997          1996          1995
                                                           -----------   -----------   -----------
Financing activities
Net increase in deposits before business acquisitions      $32,913,694   $ 8,438,713   $15,772,008
Repayment of notes payable                                    (961,844)     (100,000)     (115,364)
Proceeds of notes payable                                    3,900,000             -     1,061,844
Net (increase) decrease in guaranteed ESOP
   obligation                                               (1,003,222)       48,628        42,489
Net change in securities sold under agreements to
   repurchase                                                2,450,000      (900,000)    3,000,160
Cash dividends                                              (1,519,167)   (1,260,272)     (967,478)
Proceeds (repayments) of federal funds purchased            (5,600,000)    5,600,000             -
Shares issued in acquisition                                         -             -     3,202,228
Issuance of common stock under Dividend Reinvestment Plan      204,818             -             -
Proceeds from exercise of stock options                        126,183       174,409        64,371
                                                           -----------   -----------   -----------
Net cash provided by financing activities                   30,510,462    12,001,478    22,060,258
                                                           -----------   -----------   -----------
Increase (decrease) in cash and cash equivalents            17,499,118    (7,237,004)   12,321,052
Cash and cash equivalents at beginning of year              21,280,918    28,517,922     16,196,87
                                                           -----------   -----------   -----------
Cash and cash equivalents at end of year                   $38,780,036   $21,280,918   $ 28,517,92
                                                           -----------   -----------   -----------
Supplementary information:
   Interest paid                                           $ 9,324,565    $8,958,440    $6,901,930
   Income taxes paid                                         2,264,251     2,360,975     1,719,247
Non-cash transactions-
   Issuance of common stock under 1990 Stock Plans, net         13,125             -        (2,912)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 1997

1. ACCOUNTING POLICIES

     The accounting policies followed by State Financial Services Corporation (the Company) and the methods of applying those principles which materially affect the determination of its financial position, cash flows or results of operations are summarized below.

     Organization

     The Company and its wholly owned subsidiaries, State Financial Bank, State Financial Bank-Waterford (acquired August 24, 1995) and Richmond Bancorp, Inc. (acquired December 31, 1997) and its wholly owned subsidiaries, Richmond Bank and Richmond Financial Services, Inc. (Richmond) (collectively, the Banks) provide a full range of financial services to customers through their branch locations in Milwaukee, Waukesha and Racine counties in Wisconsin and McHenry and Lake counties in Illinois. The Banks are subject to competition from other financial institutions and are also subject to the regulations of certain federal, State of Wisconsin and State of Illinois agencies and undergo periodic examinations by those regulatory authorities.

     Consolidation

     The consolidated financial statements include the accounts of the parent company and its subsidiaries from the date of acquisition (see Note 2). All significant intercompany balances and transactions have been eliminated.


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

     Share Data

     Share data and per share information has been restated for all periods to give effect to the January 28, 1997 six-for-five stock split and the January 27, 1998 six-for-five stock split.

     Investment Securities

     Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are carried at amortized cost.

     Debt securities that the Company does not have a positive intent and ability to hold to maturity and equity securities are classified as available-for-sale and are carried at estimated fair value, with unrealized gains and losses, net of tax, reported as a separate component of shareholders equity.

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

     Interest on Loans

     Interest income on loans is accrued and credited to operations based on the principal amount outstanding. The accrual of interest income is generally discontinued when a loan becomes 90 days past due as to principal or interest and/or when, in the opinion of management, full collection is unlikely. When interest accruals are discontinued, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in the prior year is charged to the allowance for loan losses. Management may elect to continue the accrual of interest when the loan is in the process of collection and the fair value of collateral is sufficient to cover the principal balance and accrued interest. Interest received on nonaccrual loans is either applied against principal or reported as interest income according to managements judgment regarding the collectibility of principal. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

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

     A substantial portion of the Banks' loans are to customers located in Southeastern Wisconsin and Northeastern Illinois. Accordingly, the ultimate collectibility of a substantial portion of the Banks' loan portfolio is susceptible to changes in market conditions in that area.

     Premises and Equipment

     Land is carried at cost. Premises and equipment are carried at cost less accumulated depreciation. The provision for depreciation is computed using both accelerated and straight-line methods over the estimated useful lives of the respective assets.

     Goodwill

     Goodwill is amortized on a straight-line basis over 15 years.

     Earnings Per Share

     Basic earnings per share is computed by dividing net income by the weighted average common shares outstanding less unearned ESOP shares. Diluted earnings per share is computed by dividing net income by the weighted average common shares outstanding less unallocated ESOP shares plus the assumed conversion of all potentially dilutive securities.

     The denominators for the earnings per share amounts are as follows:


                                                          1997        1996        1995
                                                        ---------  ----------  ----------
Basic:
  Weighted average number of shares outstanding         3,863,271  3,830,188   3,550,440
  Less: weighted average number of unearned ESOP
  shares                                                   79,558    (60,471)    (73,374)
                                                        ---------  ---------   ---------
  Denominator for basic earnings per share              3,783,713  3,769,717   3,477,066
                                                        ---------  ---------   ---------
Fully diluted:
  Denominator for basic earnings per share              3,783,713  3,769,717   3,477,066
  Add: assumed conversion of stock options using
  the treasury stock method                               42,958     39,326      34,042
                                                        ---------  ---------   ---------
  Denominator for fully diluted earnings per share      3,826,671  3,809,043   3,511,108
                                                        =========  =========   =========

     Income Taxes

     The Company accounts for income taxes using the liability method. Deferred income tax assets and liabilities are adjusted regularly to amounts estimated to be receivable or payable based on current tax law and the Company's tax status. Valuation allowances are established for deferred tax assets for amounts for which it is more likely than not that they will be realized.

     Stock Option Plan

     Prior to January 1, 1996, the Company accounted for its stock option plan in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. As such, compensation expense is recorded for stock options only to the extent that the current market price of the underlying stock exceeded the exercise price on the date of grant. On January 1, 1996, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair value based method defined in SFAS No. 123 had been applied. The Company elected to continue to apply the provisions of APB Opinion No. 25 because the alternative requires use of option valuation models that were not developed for use in valuing employee stock options similar to the Company's. The fair value of the stock options granted was not material for the years ended December 31, 1997 and 1996.

     Cash and Cash Equivalents

     For purposes of the statement of cash flows, the Company considers cash and due from banks and investment securities with maturities of three months or less at the time of acquisition as cash and cash equivalents.

     Accounting Changes

     The Company adopted SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," as of January 1, 1997, which provides new accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on a consistent application of the financial-components approach that focuses on control. There was no material impact on the financial statements of the Company.

     Pending Accounting Changes

     In June 1997, the Financial Accounting Standards Board (FASB) issued Statement No. 130, "Reporting Comprehensive Income." Statement No. 130 establishes new rules for the reporting and display of comprehensive income and its components; however, adoption in 1998 will have no impact on the Company's net income or shareholders' equity. Statement No. 130 requires unrealized gains or losses on the Company's available-for-sale securities, which currently are reported in shareholders' equity, to be included in other comprehensive income and the disclosure of total comprehensive income.

     In June 1997, the FASB issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information." Statement No. 131 establishes standards for the reporting of financial information from operating segments in annual and interim financial statements. This statement requires that financial information be reported on the basis that it is reported internally for evaluating segment performance and deciding how to allocate resources to segments. Because this statement only addresses how supplemental financial information is disclosed in annual and interim reports, the adoption will have no impact on the Company's net income or shareholders' equity. Statement No. 131 will become effective in 1998.


2. ACQUISITIONS

     On December 31, 1997, the Company completed its acquisition of Richmond Bancorp, Inc., (Bancorp) Richmond, Illinois. The Company purchased the outstanding common stock of Bancorp for $10,787,495 in cash. In connection with the acquisition, the Company borrowed $3,900,000 on its line of credit and assumed $1,400,000 of Bancorp's outstanding debt. The acquisition was recorded using purchase accounting. Application of purchase accounting requires the inclusion of Richmond's operating results in the consolidated statements of income from the date of acquisition. Because the acquisition was consummated on December 31, 1997, no operating results for Richmond are included in the Company's consolidated statements of income for any year presented herein.

     On August 24, 1995, the Company completed its acquisition of Waterford Bancshares, Inc. (Bancshares). Bancshares was the parent bank holding company of Waterford Bank, Waterford, Wisconsin. In connection with the acquisition, the Company issued 257,845 shares of its common stock with a value of $3,322,000 (net of acquisition costs of $120,000), $1,061,844 in two-year installment notes, and $2,260,401 in cash in exchange for the outstanding common stock of Bancshares. The acquisition was recorded using purchase accounting. The operating results of Bancshares are included in the consolidated statements of income from the date of acquisition.

     On a pro forma basis, total income, net income, basic earnings per share and fully diluted earnings per share for the years ended December 31, 1997 and 1966, after giving effect to the acquisition of Richmond as if it occurred on January 1, 1996, follows on the next page:

                                         Year Ended December 31,
                                          1997              1996
                                      -----------      -----------
Total income                          $35,015,000      $35,425,000
Net income                              3,821,000        3,696,000
Basis earnings per share                     0.98             1.01
Fully diluted earnings per share             0.97             1.00

3.   RESTRICTIONS ON CASH AND DUE FROM BANK ACCOUNTS

     The Banks are required to maintain reserve balances with the Federal Reserve Bank. The average amount of reserve balances for the year ended December 31, 1997, was approximately $2,251,000.

4.   INVESTMENT SECURITIES

     The amortized cost and estimated fair values of investments in debt securities follow:

                                                                        Gross        Gross
                                                       Amortized     Unrealized    Unrealized    Estimated
                                                          Cost          Gains        Losses      Fair Value
                                                      -----------   -----------    -----------  -----------
Held-to-Maturity
December 31, 1997:
U.S. Treasury securities and obligations of U.S.
   government agencies                                $11,850,447       $88,835      $(5,672)   $11,933,610
Obligations of state and political subdivisions         8,646,648       129,717         (823)     8,775,542
Other securities                                          500,000         4,720       (5,460)       499,260
                                                      -----------   -----------   -----------   -----------
                                                      $20,997,095      $223,272     $(11,955)   $21,208,412
                                                      -----------   -----------   -----------   -----------
December 31, 1996:
U.S. Treasury securities and obligations of U.S.
   government agencies                                $18,782,342      $168,205     $(32,507)   $18,918,040
Obligations of state and political subdivisions        12,019,890       123,750      (19,386)    12,124,254
Other securities                                          500,000         5,270       (6,200)       499,070
                                                      -----------   -----------   -----------   -----------
                                                      $31,302,232      $297,225     $(58,093)   $31,541,364
                                                      -----------   -----------   -----------   -----------

                                                                        Gross        Gross
                                                       Amortized     Unrealized    Unrealized    Estimated
                                                          Cost          Gains        Losses      Fair Value
                                                      -----------   -----------    -----------  -----------
Available-for-Sale
December 31, 1997:
U.S. Treasury securities and obligations of U.S.
   government agencies                                $34,880,814      $167,423      $(61,131)  $34,987,106
Obligations of state and political subdivisions        17,275,223       183,048        (7,286)   17,450,985
Mortgage-related securities                            17,242,183       158,676       (15,178)   17,385,681
Other securities                                        3,514,100       916,561             -     4,430,661
                                                      -----------   -----------   -----------   -----------
                                                      $72,912,320    $1,425,708      $(83,595)  $74,254,433
                                                      -----------   -----------   -----------   -----------
December 31, 1996:

U.S. Treasury securities and obligations of U.S.
   government agencies                                $15,235,544       $94,402      $(22,992)  $15,306,954
Obligations of state and political subdivisions         2,995,581        23,714        (2,944)    3,016,351
Mortgage-related securities                            16,752,765        47,756       (56,783)   16,743,738
Other securities                                        2,697,185        11,888             -     2,709,073
                                                      -----------   -----------   -----------   -----------
                                                      $37,681,075      $177,760      $(82,719)  $37,776,116
                                                      -----------   -----------   -----------   -----------

     The amortized cost and estimated fair value of investment securities at December 31, 1997, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers or issuers may have the right to call or prepay obligations with or without call or prepayment penalties

                                                  Held-to-Maturity          Available-for-Sale
                                            -------------------------    ------------------------
                                               Amortized   Estimated     Amortized     Estimated
                                                 Cost      Fair Value       Cost       Fair Value
                                             -----------   ----------    ---------     ----------
Value
Due in one year or less                      $10,036,815  $10,075,355  $ 9,635,062    $10,440,420
Due after one year through five years          8,499,749    8,561,057   50,604,983     50,914,462
Due after five years through ten years         1,468,150    1,527,889   11,853,882     12,049,389
Due after ten years                              992,381    1,044,111      818,393        850,162
                                             -----------  -----------  -----------    -----------
                                             $20,997,095  $21,208,412  $72,912,320    $74,254,433
                                             ===========  ===========  ===========    ===========

     The Company's investments in mortgage-related securities have been allocated to the various maturity categories based on expected maturities using current prepayment estimates.

     Proceeds from sales of investments in debt and marketable equity available-for-sale securities were $980,565 and $829,805 during 1997 and 1995, respectively. Gross losses of $649 and no gains were realized on the 1997 sales. No gain or loss was realized on the 1995 sales. No investment securities were sold during 1996.

     At December 31, 1997 and 1996, investment securities with a carrying value of $29,981,479 and $12,912,811, respectively, were pledged as collateral to secure public deposits and for other purposes.

5. LOANS

     A summary of loans outstanding at December 31, 1997 and 1996, follows:

                                            1997             1996
                                        ------------     ------------
Commercial                              $ 56,029,636     $ 44,088,070
Consumer                                  36,817,427       30,046,232
Real estate mortgage                     162,735,834      114,394,696
Other                                     12,236,320       13,141,702
                                        ------------     ------------
                                        $267,819,217     $201,670,700
                                        ============     ============

6. ALLOWANCE FOR LOAN LOSSES

     Changes in the allowance for loan losses for the three years ended December 31, 1997 are as follows:

                                    1997                1996                1995
                                 ----------          ----------          ----------
Balance at beginning of year     $2,607,579          $2,711,362          $1,982,941
Allowance from acquired bank        678,235                   -             734,577
Provision for loan losses           330,000             210,000             190,000
Charge-offs                        -380,279            -384,802            -308,994
Recoveries                           70,633              71,019             112,838
                                 ----------          ----------          ----------
Net charge-offs                    -309,646            -313,783            -196,156
                                 ----------          ----------          ----------
Balance at end of year           $3,306,168          $2,607,579          $2,711,362
                                 ==========          ==========          ==========

     Total nonaccrual loans were $2,537,000 and $2,363,000 at December 31, 1997 and 1996, respectively.

7. LOANS TO RELATED PARTIES

     In the ordinary course of business, loans are granted to related parties, which include bank officers, principal shareholders, directors and entities in which such persons are principal shareholders. Loans outstanding at December 31, 1997 and 1996 to such related parties were approximately $8,868,000 and $4,982,000, respectively. During 1997, approximately $6,321,000 of new loans were made and repayments totaled approximately $2,435,000. Loans to related parties were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectibility.

8. PREMISES AND EQUIPMENT

     A summary of premises and equipment at December 31, 1997 and 1996, is as follows:

                                  1997         1996
                               -----------  -----------
Buildings                      $ 6,260,971  $ 4,320,075
Furniture and equipment          5,106,733    5,050,246
Leasehold improvements           2,315,889    1,620,192
                               -----------  -----------
                                13,683,593   10,990,513
Less accumulated depreciation    7,736,023    7,168,150
                               -----------  -----------
                                 5,947,570    3,822,363
Land                               966,876      869,625
                               -----------  -----------
                               $ 6,914,446  $ 4,691,988
                               ===========  ===========

9.   NOTES PAYABLE

     The Company has a $10,000,000 line of credit available through April 30, 1998, at 90-day LIBOR plus 1.35% (5.93% at December 31, 1997). As of December 31, 1997, $3,900,000 is outstanding on the line. No amount was outstanding on the line at December 31, 1996.

     The Company also has a revolving credit agreement which is collateralized by the common stock of Richmond Bank and bears interest at 360-day LIBOR plus 2% (7.88% at December 31, 1997). At December 31, 1997, borrowings under this agreement were $1,400,000 and total borrowings may not exceed $2,000,000. This loan has been paid and the revolving credit agreement terminated on January 14, 1998.

     Notes payable at December 31, 1996, consist of notes payable to shareholders of the former Waterford Bancshares, which were paid September 19, 1997. These notes were issued as part of the Company's acquisition of Waterford.

10.  EMPLOYEE BENEFIT PLANS

     The Company has a noncontributory money purchase pension plan covering substantially all employees who meet certain minimum age and service requirements. Annual contributions are fixed based on compensation of participants. The Company's contribution to the pension plan for each participant is an amount equal to 4% of the participant's total eligible compensation plus an additional 2% of the participant's eligible compensation in excess of $20,000. The Company's funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes.

     Company contributions are made annually at the discretion of the board of directors and amounted to $145,007 in 1997, $130,698 in 1996 and $112,493 in
1995. Plan assets are invested in a diversified portfolio of high quality debt and equity investments.

     The Company also has an Employees' Stock Ownership Plan (ESOP) for the benefit of employees meeting certain minimum age and service requirements. Company contributions to the ESOP trust, which was established to fund the plan, are made on a discretionary basis and are expensed to operations in the year accrued ($112,763 in 1997, $70,157 in 1996 and $69,957 in 1995). The
number of shares released to participants is determined based on the annual contribution amount plus any dividends paid on unearned shares divided by the market price of the stock at the contribution date.

     The activity in the number of unearned ESOP shares follows:


                                      1997           1996          1995
                                     ------         ------        ------
Balance at beginning of year         50,954         60,472        73,375
Shares committed to be released     -13,430         -9,518       -12,903
Additional shares purchased          60,000              -             -
                                     ------         ------        ------
Balance at end of year               97,524         50,954        60,472
                                     ======         ======        ======

     At December 31, 1997, the fair value of unearned ESOP shares is $2,184,534.

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

     Significant components of the provision for income taxes attributable to continuing operations are as follows:



                       1997               1996               1995
                    ----------         ----------         ----------
Current:
Federal             $1,905,000         $1,763,000         $1,434,000
State                  319,000            320,000            253,000
                    ----------         ----------         ----------
                     2,224,000          2,083,000          1,687,000
                    ==========         ==========         ==========
Deferred (credit):
Federal                -58,000            -42,000            -85,000
State                   -7,000            -38,000            -23,000
                    ----------         ----------         ----------
                       -65,000            -80,000           -108,000
                    ----------         ----------         ----------
                    $2,159,000         $2,003,000         $1,579,000
                    ==========         ==========         ==========

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities of December 31, 1997 and 1996, are as follows:


                                               1997               1996
                                            ---------          ---------
Deferred tax assets:
Allowance for loan losses                   $ 907,000          $ 680,000
Federal net operating loss carryforward       207,000            212,000
State net operating loss carryforward         315,000            267,000
Accumulated depreciation                      260,000            104,000
Other                                         323,000            427,000
                                            ---------          ---------
                                            2,012,000          1,690,000
Valuation allowance for deferred tax
assets                                       -518,000           -479,000
                                            ---------          ---------
Net deferred tax assets                     1,494,000          1,211,000
Deferred tax liabilities:
Unrealized gain on investment securities      453,000             32,000
Net deferred tax liabilities -- other          48,000            246,000
Purchase accounting adjustments               330,000            236,000
                                            ---------          ---------
Total deferred tax liabilities                831,000            514,000
                                            ---------          ---------
Net deferred tax assets                     $ 663,000          $ 697,000
                                            =========          =========

     The income tax expense differs from that computed at the federal statutory corporate tax rate are as follows :

                                          1997                1996                1995
                                       ----------          ----------          ----------
Income before income taxes             $6,533,164          $6,008,671          $4,858,497
                                       ----------          ----------          ----------
Income tax expense at the federal
statutory rate of 34%                  $2,221,276          $2,042,948          $1,651,889
Increase (decrease) resulting from:
Tax-exempt interest income               -322,000            -280,000            -263,000
State income taxes, net of federal
income tax benefit                        205,000             196,000             164,000
Increase (decrease) in valuation
allowance for deferred tax assets          39,000             -20,000             -22,000
Other                                      15,724              64,052              48,111
                                       ----------          ----------          ----------
                                       $2,159,000          $2,003,000          $1,579,000
                                       ==========          ==========          ==========

     At December 31, 1997, the Company had federal net operating loss carryforwards of approximately $527,000 and state net operating loss carryforwards of approximately $5,590,000. The federal net operating loss carryforwards and $527,000 of state net operating loss carryforwards are subject to an annual limitation of approximately $100,000 and are available to reduce future tax expense through the year ending December 31, 2009. The remaining state net operating loss carryforwards expire in years 1999 through 2011.

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

     As of December 31, 1997, the Banks had net retained earnings of $4,655,000, which are available for distribution to the Company as dividends without prior regulatory approval.

     Under Federal Reserve Bank regulations, the Banks are limited as to the amount they may loan to their affiliates, including the Company, unless such loans are collateralized by specified obligations. At December 31, 1997, the maximum amount available for transfer from the Banks to the Company in the form of loans approximated 10% of the Banks' consolidated net worth.

13. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

     Loan commitments are made to accommodate the financial needs of the Company's customers. Standby letters of credit commit the Company to make payments on behalf of customers when certain specified future events occur. Both arrangements have credit risk essentially the same as that involved in extending loans to customers and are subject to the Company's normal credit policies. Collateral is obtained based on managements credit assessment of the customer.

     The Company's maximum exposure to credit loss for loan commitments (unfunded loans and unused lines of credit) and standby letters of credit outstanding at December 31, 1997 were $31,954,000 and $714,000, respectively. All such arrangements expire in 1998. Loan commitments and standby letters of credit were $32,536,000 and $990,000, respectively, at December 31, 1996.

14. LEASES

     The Company rents space for banking facilities under operating leases. Certain leases include renewal options and provide for the payment of building operating expenses and additional rentals based on adjustments due to inflation. Rent expense under operating leases totaled approximately $526,500, $421,000 and $382,000, in 1997, 1996 and 1995, respectively.

     Future minimum payments for the years indicated under noncancelable operating leases with initial terms of one year or more consisted of the following at December 31, 1997:


1998        $  441,000
1999           441,000
2000           449,000
2001           416,000
2002           429,000
Thereafter   2,429,000
            ----------
            $4,605,000
            ==========

     Minimum rentals for 1998 include $106,000 (1999 and 2000 include $106,000) per year relative to space used by the Banks which is leased from a partnership, two partners of which are also directors of the Company.

15. REGULATORY CAPITAL

     The Company and subsidiary Banks are subject to various regulatory capital requirements administered by state and federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company and subsidiary Banks' financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and subsidiary Banks must meet specific capital guidelines that involve quantitative measures of the Company and subsidiary Banks assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company and subsidiary Banks capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Company and subsidiary Banks to maintain minimum amounts and ratios (set forth in the table on the following page) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1997, that the Company and subsidiary Banks meet all capital adequacy requirements to which they are subject.

     As of December 31, 1997, the most recent notification from state regulators categorized the Company and subsidiary Banks as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Company and subsidiary Banks must maintain minimum total risk-based, Tier I risk-based, Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institutions' category.

     The Company and subsidiary Banks' actual, minimum and well capitalized capital amounts and ratios are also presented in the table (dollars in thousands).

                                                              To Be Well
                                                           Capitalized Under
                                         For Capital       Prompt Corrective
                                      Adequacy Purposes    Action Provisions          Actual
                                      ------------------   ------------------  ------------------
                                        Amount    Ratio      Amount    Ratio     Amount     Ratio
                                      ---------  -------   ---------  -------  ---------   -------
As of December 31, 1997:
Total Capital
   (to Risk Weighted Assets):
     Consolidated                      $22,047     8.0%     $27,559    10.0%     $33,034    12.0%
     State Financial Bank               15,278     8.0       19,098      10       24,686    12.9
     State Financial Bank--Waterford     2,477     8.0        3,097      10        4,110    13.3%
     Richmond Bank                       4,193     8.0        5,241      10        6,576    12.5
Tier I Capital
   (to Risk Weighted Assets):
     Consolidated                       11,024     4.0       16,535     6.0       29,728    10.8
     State Financial Bank                7,639     4.0       11,459     6.0       22,596    11.8
     State Financial Bank--Waterford     1,239     4.0        1,858     6.0        3,721    12.0
     Richmond Bank                       2,096     4.0        3,145     6.0        5,921    11.3
Tier I Capital
   (to Average Assets):
     Consolidated                       12,424     4.0       15,530     5.0       29,728     9.6
     State Financial Bank               10,608     4.0       13,260     5.0       22,596     8.5
     State Financial Bank--Waterford     1,865     4.0        2,332     5.0        3,721     8.0
     Richmond Bank                       3,218     4.0        4,022     5.0        5,921     7.4

As of December 31, 1996:
Total Capital
   (to Risk Weighted Assets):
     Consolidated                      $16,527     8.0%     $20,659    10.0%     $36,170    17.5
     State Financial Bank               14,155     8.0       17,693      10       24,074    13.6
     State Financial Bank--Waterford     1,930     8.0        2,412      10        3,949    16.4
Tier I Capital
   (to Risk Weighted Assets):
     Consolidated                        8,264     4.0       12,396     6.0       33,586    16.3
     State Financial Bank                7,077     4.0       10,616     6.0       22,032    12.5
     State Financial Bank--Waterford       965     4.0        1,447     6.0        3,644    15.1
Tier I Capital
   (to Average Assets):
     Consolidated                       11,731     4.0       14,664     5.0       33,586    11.5
     State Financial Bank                9,826     4.0       12,282     5.0       22,032     9.0
     State Financial Bank--Waterford     1,574     4.0        1,968     5.0        3,644     9.3

16. STOCK PLANS AND OPTIONS

     The Company's board of directors adopted the 1990 Stock Option/Stock Appreciation Rights and Restricted Stock Plan for Key Officers and Employees, and the 1990 Director Stock Option Plan, (collectively, the 1990 Stock Plans). The Company has reserved 365,502 shares of its common stock as of December 31, 1997, for the exercise of options and issuance of shares under the 1990 Stock Plans. Options are exercisable at a price equal to the fair market value of the shares at the time of the grant. Options must be exercised within ten years after grant.

     A summary of restricted stock and stock option transactions follows:

                               Number of
                               Shares of                      Number                       Total
                               Restricted                    of Stock                      Number
                                 Stock           Price        Options         Price       of Shares
                              -----------   -------------  -----------   --------------   ---------
Balance at January 1, 1995      17,591      $5.07 -$ 8.11    119,376     $ 3.85 -$ 8.11    136,967
Granted                              -            -            2,246           9.26          2,246
Vested restricted stock         -6,068       5.07 -  8.11          -            -           -6,068
Exercised                            -            -          -12,542       5.07 -  6.76    -12,542
Canceled                          -360           8.11           -784       5.07 -  7.52     -1,144
                               -------      -------------    -------     --------------    -------
Balance at December 31, 1995    11,163       5.07 -  8.11    108,296       3.85 -  9.26    119,459
Granted                              -            -            8,165       9.55 - 13.03      8,165
Vested restricted stock         -2,074       6.87 -  7.52          -            -           -2,074
Exercised                            -            -          -23,420       3.85 -  8.11    -23,420
Canceled                             -            -             -726       5.07 -  6.87       -726
                               -------      -------------    -------     --------------    -------
Balance at December 31, 1996     9,089       5.07 -  8.11     92,315       3.85 - 13.03    101,404
Granted                            600          21.87          6,067      14.15 - 21.87      6,667
Vested restricted stock         -7,517       5.07 -  8.11          -            -           -7,517
Exercised                            -            -          -20,113       4.22 -  8.11    -20,113
Canceled                             -            -           -1,555       5.07 -  8.25     -1,555
                               -------      -------------    -------     --------------    -------
Balance at December 31, 1997     2,172      $5.07 -$21.87     76,714     $ 3.85 -$21.87     78,886
                               =======      =============    =======     ==============    =======

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

     Loans Receivable
     For variable-rate mortgage loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for commercial real estate loans and fixed rate mortgage, consumer and other loans are estimated using discounted cash flow analysis, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

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

     Securities Sold Under Agreement to Repurchase and Federal Funds Purchased The carrying amounts of securities sold under agreement to repurchase and federal funds purchased approximate their fair value.

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

     The carrying amounts and fair values of the Company's financial instruments consist of the following at December 31, 1997 and 1996:

                                         1997                        1996
                              -------------------------  ---------------------------
                                 Carrying      Fair          Carrying      Fair
                                  Amount       Value          Amount       Value
                              ------------  ------------  ------------  ------------
Cash and due from banks       $ 27,506,201  $ 27,506,201  $ 15,581,811  $ 15,581,811
Federal funds sold              11,273,835    11,273,835     2,599,107     2,599,107
Other short-term investments             -             -     3,100,000     3,100,000
Investment securities           95,251,528    95,462,845    69,078,348    69,317,480
Accrued interest receivable      2,943,801     2,943,801     2,095,839     2,095,839
Loans                          267,819,217   268,894,443   201,670,700   202,070,469
Deposits                       367,491,889   350,905,378   254,656,564   254,852,560
Securities sold under
agreement to repurchase          4,850,160     4,850,160     2,400,160     2,400,160
Federal funds purchased                  -             -     5,600,000     5,600,000
Notes payable                    5,300,000     5,300,000       961,844       961,844
Accrued interest payable         1,874,197     1,874,197       994,324       994,324

18. STATE FINANCIAL SERVICES CORPORATION (PARENT COMPANY ONLY) FINANCIAL INFORMATION

     Financial statements of the Company at December 31, 1997 and 1996 and for the three years ended December 31, 1997, follow:

Balance Sheets

                                                        December 31,
                                            ----------------------------------
                                                1997                   1996
                                            -----------            -----------
Assets
Cash and due from banks                     $   990,627            $   881,891
Other short-term investments                          -              3,100,000
                                            -----------            -----------
Cash and cash equivalents                       990,627              3,981,891
Investments:
Available-for-sale                            2,017,988              3,167,050
Held-to-maturity                                      -              1,263,176
Investment in State Financial Bank           23,157,881             22,422,023
Investment in State Financial Bank-
Waterford                                     5,153,146              5,187,407
Investment in State Financial Mortgage
Company                                         167,295                  1,000
Investment in Richmond Bancorp, Inc.         10,865,462                      -
Recoverable income taxes                        678,345                718,761
Other assets                                    581,649                553,797
                                            -----------            -----------
Total assets                                $43,612,393            $37,295,105
                                            ===========            ===========
Liabilities
Accrued expenses and other liabilities      $ 1,164,027            $   806,717
Note payable                                  3,900,000                961,844
Shareholders' equity
Common stock                                    387,256                319,825
Additional paid-in capital                   28,964,328             28,687,633
Retained earnings                             9,787,620              6,932,623
Unrealized loss on securities
available-for-sale                              888,649                 62,728
Unearned ESOP shares                         -1,479,487               -476,265
                                            -----------            -----------
Total shareholders' equity                   38,548,366             35,526,544
                                            -----------            -----------
Total liabilities and shareholders' equity  $43,612,393            $37,295,105
                                            ===========            ===========

18. STATE FINANCIAL SERVICE CORPORATION (PARENT COMPANY ONLY)
    FINANCIAL INFORMATION (continued)

STATEMENTS OF INCOME

                                                                 Year ended December 31
                                                       -----------------------------------------
                                                           1997           1996           1995
                                                       -----------     ----------     ----------
Income:
   Dividends                                            $4,225,000     $5,400,000     $2,250,000
   Interest                                                438,648        389,194        336,693
   Management fees                                         781,870        753,851        681,313
   Other                                                    36,260         32,578             28
                                                       -----------     ----------     ----------
                                                         5,481,778      6,575,623      3,268,034
Expenses:
   Interest                                                120,283        111,542         68,243
   Other                                                 1,649,283      1,464,300      1,313,680
                                                       -----------     ----------     ----------
                                                         1,769,566      1,575,842      1,381,923
                                                       -----------     ----------     ----------
Income before income tax credit and equity in
   undistributed net income of subsidiary Banks          3,712,212      4,999,781      1,886,111
Income tax credit                                          165,957        124,489        110,515
                                                       -----------     ----------     ----------
                                                         3,878,169      5,124,270      1,996,626
Equity in undistributed net income (excess of net
   income of subsidiary Banks over dividends)              495,995     -1,118,599      1,282,801
                                                       -----------     ----------     ----------
Net income                                              $4,374,164     $4,005,671     $3,279,427
                                                       ===========     ==========     ==========


STATEMENTS OF CASH FLOWS

                                                                 Year ended December 31
                                                       -----------------------------------------
                                                           1997           1996           1995
                                                       -----------     ----------     ----------
Operating activities
Net income                                              $4,374,164     $4,005,671     $3,279,427
Adjustments to reconcile net income to net cash
provided by operating activities:
   Excess (equity) in undistributed income                -495,995      1,118,599     -1,282,801
   Deferred income taxes                                   192,890         -3,324          2,000
   Other                                                  -671,332       -169,629        -96,976
   Increase in fair market value of securities
     available for sale at subsidiaries                    454,024         25,743              -
                                                       -----------     ----------     ----------
Net cash provided by operating activities                3,853,751      4,977,060      1,901,650
Investing activities
Increase in other assets                                   -24,463        -33,276       -104,358
Purchase of investment securities                         -395,548     -3,808,860     -3,626,904
Maturities of investment securities                      3,680,565      1,650,000      6,049,000
Acquisition of/additional investment in subsidiaries   -10,865,462         -1,000     -6,702,316
                                                       -----------     ----------     ----------
Net cash used by investing activities                   -7,604,908     -2,193,136     -4,384,578
Financing activities
Proceeds (repayment) of notes payable                    2,938,156       -100,000      1,061,844
Net (increase) decrease in guaranteed ESOP
obligation                                              -1,003,222         48,628         42,489
Cash dividends                                          -1,519,167     -1,260,271       -967,478
Costs associated with acquisition                                -              -       -119,677
Issuance of common stock in acquisition                          -              -      3,321,905
Proceeds from exercise of stock options                    344,126        174,408         64,371
Cancellation of restricted stock                                 -              -         -2,912
                                                       -----------     ----------     ----------
Net cash provided (used) by financing activities           759,893     -1,137,235      3,400,542
                                                       -----------     ----------     ----------
Increase (decrease) in cash and cash equivalents        -2,991,264      1,646,689        917,614
Cash and cash equivalents at beginning of year           3,981,891      2,335,202      1,417,588
                                                       -----------     ----------     ----------
Cash and cash equivalents at end of year                $  990,627     $3,981,891     $2,335,202
                                                       ===========     ==========     ==========

INVESTOR INFORMATION

     The Stock Split

     As of January 27, 1998, there were 3,227,127 shares of Common Stock outstanding. On January 27, 1998, the Company declared a 6-for-5 stock split to be issued on February 28, 1998 to shareholders of record as of February 14, 1998 (the "Stock Split"). Upon the issuance of the additional shares resulting from the Stock Split, there will be 3,872,553 shares of common stock issued and outstanding (subject to minor adjustment for the issuance of cash in lieu of fractional shares). Unless otherwise indicated, information contained in this Annual Report gives effect to the Stock Split.

     Market Price and Dividends for Common Stock

     At March 13, 1998, there were approximately 704 shareholders of record and 650 estimated additional beneficial shareholders for an approximate total of 1,354 shareholders of the Company's Common Stock.

     Holders of Common Stock are entitled to receive dividends as may be declared by the Company's Board of Directors and paid from time to time out of funds legally available therefore. The Company's ability to pay dividends depends upon its subsidiary Banks' ability to pay dividends which is regulated by banking statutes. The declaration of dividends by the Company is discretionary and will depend on operating results, financial condition, regulatory limitations, tax considerations, and other factors. See Note 12 to the Consolidated Financial Statements for information concerning restrictions on the payment of dividends. Although the Company has regularly paid dividends since its inception in 1984, there can be no assurance that such dividends will be paid in the future.

     The table on the right sets forth the historical market price of and dividends declared with respect to Common Stock since January 1, 1996. All figures have been restated to give effect to the 6- for-5 stock splits declared in January 1998 and January 1997 as if each had occurred as of January 1, 1996.

                             Price            Cash
Quarter Ended           High        Low     Dividend
-------------          ------     ------    --------

March 31, 1996         $10.73     $ 9.26     $0.083
June 30, 1996           12.15      10.24      0.083
September 30, 1996      13.19      11.81      0.083
December 31, 1996       13.89      12.68      0.083
March 31, 1997         $16.04     $13.14     $0.100
June 30, 1997           18.13      14.79      0.100
September 30, 1997      19.17      16.46      0.100
December 31, 1997       23.23      19.17      0.100

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

     Form 10-K

     The Company's annual report on Form 10-K for the year ended December 31, 1997 as filed with the Securities and Exchange Commission is available upon request without charge to shareholders of record. Please contact Michael A. Reindl, Senior Vice President, Controller, and Chief Financial Officer, State Financial Services Corporation, 10708 West Janesville Road, Hales Corners, Wisconsin 53130, or call (414) 425-1600.

     Annual Meeting

     The annual meeting of shareholders of State Financial Services Corporation will be held at 4:00 P.M. (CDT) on Wednesday, May 13, 1998 at Tuckaway Country Club, 6901 West Drexel Avenue, Franklin, Wisconsin.

     Financial Information

     Michael A. Reindl, Senior Vice President, Controller, and Chief Financial Officer - State Financial Services Corporation 10708 West Janesville Road, Hales Corners, Wisconsin 53130 (414) 425-1600

     Transfer Agent

     Firstar Trust Company - Investor Services - 615 East Michigan Avenue, Milwaukee, WI 53202 (800) 637-7549 (414) 276-3737

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

Officers
Jerome J. Holz - Chairman of the Board and Vice President
Michael J. Falbo - President and Chief Executive Officer
John B. Beckwith - Senior Vice President
Philip F. Hudson - Senior Vice President
Michael A. Reindl - Senior Vice President, Controller and Chief
     Financial Officer; Secretary/Treasurer
Daniel L. Westrope - Senior Vice President
Donna M. Bembenek - Vice President and Director of Marketing
Annette F. Esteves - Assistant Vice President and Assistant Controller James J. Bartoszek - Compliance Officer
Beth J. Bahr - Human Resources Officer
Donald J. Buechler - Loan Review Officer
Melanie M. Murphy - Auditor

STATE FINANCIAL BANK


Directors                              Officers
Bruce Arbit                            Gerilyn J. Arndt
John B. Beckwith, President            James J. Bartoszek
Michael J. Falbo, Vice Chairman & CEO  John B. Beckwith
Michael Green                          David J. Byrge
Jerome J. Holz, Chairman of the Board  Kathleen A. Eusebio
Richard A. Horn                        Michael J. Falbo
Judith Holz-Stathas                    Debra K. Fiedler
Barbara E. Holz-Weis                   Barbara J. Gifford
Philip F. Hudson,                      Joyce M. Goodman
Roger H. Kriete                        Robert L. Hoepfner
Peyton A. Muehlmeier                   Jerome J. Holz
Salvatore Sendik                       Robert W. Kaiser
Robert R. Spitzer                      Lucy C. Korbitz
David M. Stamm                         Diana Y. Le Blanc
                                       Barbara A. Marx
Directors Emeritus                     Mark J. Ranum
Gordon Banerian                        John R. Rinderle
Dr. Charles Wilson                     Marcy L. Schneider
Cyril Zvonar                           Rose A. Shebesta
                                       Jack J. Spoerl
State Financial Bank Office Locations  Jeryl M. Sturino
                                       Kathleen R. Wambold
Brookfield (414) 789-9003
Glendale (414) 351-7400                Deposits in State Financial Bank, State
Greenfield (414) 281-2500              Financial Bank-Waterford, and Richmond
Hales Corners (414) 425-1600           Bank are FDIC insured up to $100,000.
Milwaukee/University (414) 961-5800
Muskego (414) 679-2800
Waukesha (414) 544-1750

STATE FINANCIAL BANK -
WATERFORD                             Richmond Bank Office Locations
Directors                             Richmond (815) 678-2461
Oliver DeHart, Chairman of the Board  Libertyville (847) 680-1077
Michael J. Falbo
Jerome J. Holz                        RICHMOND FINANCIAL
Frances M. Koukol                     SERVICES INC.
Thomas M. Lilly, President and CEO
Gary Schildt                          Directors
Robert R. Spitzer                     John B. Beckwith, President
                                      Susan J. Dubs
Director Emeritus                     Gary R. Dunham
Charles M. Noll                       Michael J. Falbo
                                      Daniel L. Westrope
Officers
Cherly A. Hess                        Officers
Kenneth J. Jaeger                     Gary R. Dunham (847) 587-4710
Frances M. Koukol                     John B. Beckwith
Thomas M. Lilly                       Susan J. Dubs
Frances M. Morrical                   Linda Greenfield (414) 425-1600
                                      Beverly Luther (414) 351-7400
State Financial Bank -
Waterford Office Locations            STATE FINANCIAL
                                      INSURANCE AGENCY
Waterford (414) 534-3151
Burlington (414) 763-9955             Directors
                                      John B. Beckwith
                                      Susan J. Dubs
RICHMOND BANK                         Michael J. Falbo
Directors                             Craig E. Johnson
Susan J. Dubs, President              Daniel L. Westrope
Ronald S. Erdmann
Michael J. Falbo                      Officers
Jerome J. Holz                        John B. Beckwith, President
Daniel L. Westrope, Chairman of the   Susan J. Dubs
 Board and CEO                        Craig E. Johnson (815) 678-1450
Charles F. Wonderlic
                                      STATE FINANCIAL
Officers                              MORTGAGE COMPANY

Linda L. August                       Directors
Gregory N. Beierwaltes                John B. Beckwith
Bobbie Callese                        Michael J. Falbo
Susan J. Dubs                         Philip F. Hudson
Steven L. Finzel                      Thomas M. Lilly, President
Robert L. Grammar                     Michael A. Reindl
Sara D. McCormack
William A. Meath
Linda L. Palmer                       Officers
Roy W. Pitner Jr.                     Thomas M. Lilly
Donna M. Purdom                       Michael A. Reindl
David E. Spinner                      James L. Wucherer (414) 425-1600
Daniel L. Westrope

A Note of Gratitude & Special Acknowledgment to Dr. Robert Spitzer

      A NOTE OF GRATITUDE & SPECIAL ACKNOWLEDGMENT TO DR. ROBERT SPITZER

As we review the performance of State Financial Services Corporation, it seems appropriate to thank the members of our Board of Directors for their hard work and keen business sense which has contributed in large part to our success. A special acknowledgment and debt of gratitude to Dr. Robert R. Spitzer who will be retiring from the Board of State Financial Services Corporation effective with this year's annual shareholder meeting. Bob will continue his service to our company by serving as a director of State Financial Bank - Waterford. His loyalty to our company and dedication to our success has been and will continue to be a valuable asset.