Form 10-K405, Exhibit 13
period 1998-12-31
STATE FINANCIAL SERVICES CORP
filed 1999-03-26
CIK 745614

EXHIBIT 13

                                     PROFILE
--------------------------------------------------------------------------------

       The Company

       State Financial Services Corporation (the "Company"), is a Wisconsin corporation headquartered in Hales Corners, Wisconsin. The Company is the parent holding company for State Financial Bank (Wisconsin) ("SFB"), State Financial Bank - Waterford ("SFBW"), State Financial Bank (Illinois) ("Richmond"), and Home Federal Savings and Loan Association of Elgin ("Home") serving Southeastern Wisconsin and Northeastern Illinois with 16 full service office locations. In addition, the Company operates State Financial Mortgage Company ("SFMC"), which originates adjustable and fixed rate mortgages, selling them into the secondary market service released; State Financial Investments, Inc.("SFII"), which conducts various brokerage activities; State Financial Insurance Agency ("SFIA"), which sells commercial and retail insurance products; and Lokken, Chesnut, & Cape ("LCC"), which provides professional asset management to commercial and retail customers.

       Corporate Philosophy

       The Company has positioned itself as a one-stop, full service provider of financial products and services to its customers and markets, rooted in the traditions of community banking and attentive to personalized service and individualized attention. The Company operates a successful community bank meeting the needs of our area with a wide range of quality products and services. Our goal is to provide our customers with a single source for all of their financial needs. Our customers have direct access to professionals to meet their banking, insurance, brokerage, and asset management needs through our sixteen branch office locations in Southeastern Wisconsin and Northeastern Illinois, as well as our asset management operation in LaCrosse, Wisconsin.

Table of Contents
            Financial Highlights                                    Page    1
            Letter to Shareholders                                  Page    2
            Selected Consolidated Financial Data                    Page    6
            Management's Discussion and Analysis of Financial       Page    7
            Condition and Results of Operations
            Report of Management                                    Page   25
            Report of Independent Auditors                          Page   25
            Consolidated Balance Sheets                             Page   26
            Consolidated Statements of Income                       Page   27
            Consolidated Statements of Stockholders' Equity         Page   28
            Consolidated Statements of Cash Flows                   Page   30
            Notes to Consolidated Financial Statements              Page   31
            Investor Information                                    Page   48
            Directors and Officers


                              FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------

    Dollars in thousands except per share data.

                                  1998                       1998                 1997     % Change 1
-----------------------------------------------------------------------------------------------------
                                                            Exclusive of
Operating Results                 As Stated       merger-related charges
-----------------------------------------------------------------------------------------------------
Net income                       $    1,157                   $    7,093     $   7,217         (1.72)
Return on average assets               0.15 %                       0.89 %        1.09 %      (18.35)
Return on average equity               0.86 %                       5.25 %        5.39 %       (2.60)
Net interest margin                    4.36 %                                     4.75 %       (8.21)
-----------------------------------------------------------------------------------------------------
Per Share Information
-----------------------------------------------------------------------------------------------------
Earnings - basic                 $     0.12                   $     0.74     $    0.75         (1.33)
Earnings - diluted                     0.12                         0.73          0.74         (0.01)
Dividends2                             0.48                                       0.40         20.00
Stated book value at year end         13.36                                      13.19
Tangible book value at year end       12.40                                      12.41
Market value at year end              15.38                                      22.40
-----------------------------------------------------------------------------------------------------
Financial Condition
-----------------------------------------------------------------------------------------------------
Total assets                     $  828,369                                  $ 773,873          7.04
Net loans                           607,949                                    563,174          7.95
Total deposits                      652,905                                    617,995          5.65
Shareholder's equity                134,637                                    133,763          0.65
-----------------------------------------------------------------------------------------------------

1. The percentage change is calculated comparing the amounts "Exclusive of merger-related charge" in 1998 to 1997 actual amounts. If no information is set forth as "Exclusive of merger-related charge", the percentage change is calculated comparing the 1998 "as stated" amounts to the amounts for 1997.
2. All dividends represent the amount per share declared by the Company for each period presented. April 1999

                               [GRAPHICS OMITTED]

                              TO OUR SHAREHOLDERS
--------------------------------------------------------------------------------

Dear Shareholders:


       It's been an historical year for State Financial Services Corporation, a year which brought significant changes to our company, preparing us to compete in the financial services industry of the future. The clock is ticking to the next millennium, something you'll hear a great deal about this coming year. The year 2000 introduces many challenges for the financial services industry. For our corporation, it marks the 90th anniversary of our first location in Hales Corners, Wisconsin. 1998 confirmed our commitment in developing a unique model for growth among community banks, one we believe will keep us strong.

       We began the year the same way we completed it, in Illinois. January 1, 1998, was our first full day serving the Northern Illinois marketplace with the acquisition of State Financial Bank (Illinois). This acquisition included two offices and provides an opportunity to explore new markets while enhancing our community banking philosophy.

       In June, State Financial Services Corporation expanded the insurance capabilities brought to us with the acquisition of State Financial Bank (Illinois). We added two experienced agents in commercial and personal insurance lines to State Financial Insurance Agency to grow this service through all of our banking markets. State Financial Insurance Agency provides a full product line for businesses and individuals.

       We followed in September with the acquisition of Lokken, Chesnut, & Cape, an asset management company based in LaCrosse, Wisconsin. Both State Financial Insurance Agency and Lokken, Chesnut, & Cape signal our continued evolution in the financial services marketplace. To continue our success and position ourselves for the future, we must recognize the scope of the financial services industry. We understand the importance of providing our customers with options for all of their financial needs. Our banking customers have an established relationship with our company, and when their needs change, we want to serve them with an expanded line of products and services.

       The most significant step we took in 1998 was our merger with Home Bancorp of Elgin, Inc. and its subsidiary, Home Federal Savings and Loan Association of Elgin. The merger with Home in December was the largest in our company's history, doubling our size. Home Federal has built a strong customer base delivering first residential mortgages, retail deposit products, and superior customer service. We look forward to the contributions the five locations of Home Federal Savings will make to our continued growth and welcome the new shareholders who have joined us as a result of the merger.

       Because the Home merger was accounted for using the pooling-of-interest method of acquisitions accounting, all of the financial information presented in this report has been restated to include Home's figures for all periods.

       1999 will be another significant year for our company. The acquisitions of the past year bring the responsibility of maximizing their potential. We have a depth of expertise in all of these companies to realize the opportunities now available and will work hard to ensure we maximize their potential. We will continue to shape State Financial Services Corporation and will explore additional opportunities for growth and to strategically deploy the capital which came with the Home merger. In addition to an expanded product line for Home Federal Savings, including home equity lines of credit and commercial banking products, we will experience a number of improvements within our data and communications systems.

       As we addressed in the beginning of this letter, the year 2000 poses a significant challenge for all companies serving the financial services industry. You probably have heard many stories about the Year 2000 issue and its impact on computer systems worldwide. We would like to take this opportunity to assure you that at State Financial Services Corporation, we have been actively addressing the Year 2000 for quite some time. Our evaluation included an assessment of key vendors, service suppliers, large credit customers, and other parties material to our operations. We are testing enhancements provided by these vendors and are developing contingency plans for all critical systems.

       The acquisition of State Financial Bank (Illinois), the merger with Home Federal Savings and the year 2000 also present opportunities for improvements in all data processing and communications systems throughout our organization. A team of employees representing all financial institutions and departments of our company completed a thorough review of data processing systems and unanimously selected a data services partner for the entire corporation. New tools such as data warehousing will give us better management information. A new wide area network will improve communications within our organization by joining voice and data over a shared network, as well as enhancing our communications with our customers.

       The long term decisions we have made in 1998 are strategic objectives with an eye toward the future. The diversification of our product line expands the potential of products and services available to our customers. Integrating these new products and services and translating our efforts into increased sales will be a primary focus for the short and long term. The investment of necessary resources has been made with the expectation of their contribution toward enhancing our future operating performance.

       As we proceed, our dedication to community banking remains strong, rooted in superior customer service and individual attention in an ever changing industry. We believe community banking is more about philosophy than size. Today our customers interact with our banks in many different ways including PC banking, telephone banking, and loan by phone, along with one way to bank we do not think will ever change, person to person. Knowing our customers, understanding their needs, and providing the products and services to meet those needs will be our focus.

       This year our long range strategic plan continues to evolve. On March 12, 1999, we announced the pending acquisition of First Waukegan Corporation and its subsidiary, Bank of Northern Illinois, N.A. In addition, we will open two new branch locations in Wisconsin. State Financial Bank (Wisconsin) will open a new location in Waukesha and State Financial Bank - Waterford, will open its third location in Elkhorn.

       The acquisition of First Waukegan continues our expansion into the Illinois market and will put out company over the $1 billion mark in total assets. It provides us with three additional components to further the business plan undertaken with our merger with Home Federal Savings of Elgin - complimentary locations, the addition of trust services, and the ability to leverage our balance sheet. First Waukegan is a $212 million national bank with five offices located in Waukegan, Gurnee, Libertyville, and Glenview (which has two offices). The transaction is subject to regulatory approval and at the time of this writing, the transaction is expected to close no later than third quarter 1999.

       Throughout 1999 we look forward to further integrating our recent acquisitions, the new expansions at our Wisconsin banks, and further development of our new financial products. We appreciate your support of our long term perspective.

    Sincerely,



    /s/J.J. Holz                  /s/Michael J. Falbo
    J.J. Holz                     Michael J. Falbo

    Chairman of the Board         President and Chief Executive Officer

                       GROWTH, DIVERSIFICATION AND SERVICE
--------------------------------------------------------------------------------

What is Superior Customer Service?

       The definition of "superior customer service" has been evolving for many years and is different for each customer. At one time, customer service in banks was most often measured by the amount of time you waited in a teller line. Today, speed of service remains an important criteria, but has expanded to include a variety of technology-based products and services. As we respond to the technological opportunities exploding in our industry, we continue to shape the meaning of customer service, which is rooted in a tradition of community banking that we believe sets us apart.

       Clearly, State Financial Services Corporation experienced a historical year in 1998. It was a year of unparalleled growth. The addition of Home Federal Savings, the expansion of State Financial Insurance Company, Lokken, Chesnut, & Cape, and the introduction of new technology was all made possible by our shareholders, employees, and customers.

Well Beyond Checking Accounts

       The Financial Services Industry is changing. We have all heard before, "time is the currency of the 90's" and we find that to be true with the services our customers request. At State Financial Services Corporation we need to respond to that market demand. Services like PC Banking, Loan by Phone, the Access Line, providing 24-hour telephone banking and cash management services for businesses are all designed to help our customers save time.

       1998 confirmed our commitment in developing a unique model for growth among community banks, one we believe will keep us strong. By diversifying our products to include insurance and asset management, we can now assist our customers more fully. These services are natural complements to the traditional banking products we offer.

       As customers' needs change, we can be there to help with solutions to every day life events. For example, we can now offer suggestions to a new lending customer needing insurance, a couple whose family is expanding or a long time customer who is attempting to invest a recent inheritance. Through a partnership with our customers, we can build on their trust in us.

"In an industry guided more by technology than ever before, our goal of personalized customer service and individual attention remains steadfast."


The Marketing of a Growing Company

       The growth we're experiencing must be carefully assimilated with the need to promote our banks, our products and our services to distinct markets. Media alternatives and competitive circumstances are different for each of our banks. The local flavor and the desire to remain a "community bank" requires a clear knowledge of the markets we serve. We continue our goal to have decision makers at each of our offices. This is an important distinction. Our customers can walk into any one of our offices and have their needs met.

       Involvement in each community and an understanding of its needs continues to be very important. Within our marketing communications plan, we must balance the priorities of the different banks while maximizing efficiencies. In Wisconsin, we continue our work with the NBC television affiliate in Milwaukee, and sponsorships of various promotions to build our name and position as a dominant community banking organization. Given the broad reach of these programs, their benefit crosses state lines and augments the name recognition of State Financial Bank in Illinois as well. In Illinois, our primary goal is the marketing of an expanded product line and the income potential it brings.

Where People Always Come First

       In an industry guided more by technology than ever before, our goal of personalized customer service and individual attention remains steadfast. There are many new ways to bank today, and you'll find them with State Financial Services Corporation along with one way to bank we know will never change, person to person.

                             MANAGEMENT'S DISCUSSION
--------------------------------------------------------------------------------
Selected Consolidated Financial Data

       The following table sets forth selected financial data of State Financial Services Corporation (hereinafter referred to as the "Company") and its subsidiaries on a consolidated basis for the last five years (dollars in thousands, except per share data).

                                                            As of or for the years ended December 31,1
                                                   1998        1997          1996          1995        1994
-------------------------------------------------------------------------------------------------------------
Condensed Income Statement:
Total interest income (taxable equivalent) 2 $   58,397   $  49,743     $  45,935     $  42,707   $  40,370
Total interest expense                           25,923      20,072        19,633        18,186      15,257
-------------------------------------------------------------------------------------------------------------
Net interest income                              32,474      26,671        26,302        24,521      25,113
Provision for loan losses                           690         450           330           370         360
Other income                                      6,965       4,664         4,281         3,631       5,592
Other expense                                    34,801      22,195        22,732        18,529      18,580
-------------------------------------------------------------------------------------------------------------
Income before income tax                          3,948      11,690         7,521         9,253      11,765
Income tax                                        1,981       3,961         2,420         3,191       4,127
Less taxable equivalent adjustment                  810         512           453           419         473
-------------------------------------------------------------------------------------------------------------
Net income                                   $    1,157   $   7,217     $   4,648     $   5,643   $   7,165
-------------------------------------------------------------------------------------------------------------
Per share data 3:
Basic earnings per share 4                   $     0.12   $    0.75     $    0.48     $     n/a   $     n/a
Diluted earnings per share 4                       0.12        0.74          0.48           n/a         n/a
Cash dividends declared 5                          0.48        0.40          0.33          0.28        0.24
Book value                                        13.36       13.19         14.10           n/a         n/a

Balance sheet totals (at period end):
Total assets                                    828,369     773,873       657,557       589,558     560,534
Loans, net of unearned discount                 607,949     563,174       460,369       450,196     401,294
Allowance for loan losses                         4,485       4,370         3,552         3,537       2,632
Deposits                                        652,905     617,995       508,464       508,049     475,440
Borrowed funds                                   29,117       9,850         8,000         7,300           0
Subordinated debentures and long-term debt        6,750       5,300           962         5,062         115
Shareholders' equity                            134,637     133,763       135,408        69,064      60,488

Financial and Regulatory Ratios:
Asset growth                                       7.04%      17.69%        11.53%         5.18%      (0.09)%
Return on average assets                           0.15        1.09          0.76          1.02        1.30
Return on average equity                           0.86        5.40          5.05          8.63       12.39
Dividend payout ratio                            457.40       49.80         27.10         17.10       11.40
Allowance for loan losses to non-performing
 loans                                           131.87      124.15        106.44        153.52      114.34
Non-performing assets to total assets              0.47        0.58          0.64          0.55        0.54
Net charge-offs to average loans                   0.10        0.06          0.07          0.05        0.16
-------------------------------------------------------------------------------------------------------------
1.     All financial data has been restated to reflect the Company's acquisition of Home Bancorp of Elgin,  Inc. and its subsidiary,  Home Federal Savings and Loan Association of Elgin, using the  pooling-of-interests  method of accounting.  Amounts  include  balances and results of  operations of LCC since the effective  date of its  acquisition by the Company on September
       8, 1998.  Amounts include  balances and results of operations of Richmond since the effective  date of its  acquisition  by the Company on December
       31, 1997.  Amounts  include  balances and results of  operations  of SFBW since the effective date of its  acquisition by the Company on August 24,
       1995. See Note 2 to the Consolidated Financial Statements.
2.     Taxable-equivalent  adjustments to interest income involve the conversion of tax-exempt  sources of interest  income to the  equivalent  amounts of interest  income that would be necessary to derive the same net return if the  investments  had been  subject to income  taxes.  A 34%  incremental income tax rate, consistent with the Company's historical experience,  is
       used   in  the   conversion   of   tax-exempt   interest   income   to  a
       taxable-equivalent basis.
3.     All per share information presented in this report has been retroactively restated to give  effect to the 6 for 5 stock  split  declared in January
       1998;  the 6 for 5 stock  split,  declared in January  1997;  and the 20%
       stock  dividend,  declared in January 1996, as if each had occurred as of
       January 1, 1994.
4.     Per share  information  is excluded from  presentation  as of and for the years ended  December  31, 1995 and 1994 because Home did not issue stock until September 26, 1996.
5.     All dividends  represent the amount per share declared by the Company for each period presented.

 Selected  Quarterly  Financial Data

       The following table sets forth certain unaudited income and expense data on a quarterly basis for the periods indicated (dollars in thousands, except per share data).

                                                    1998                                          1997
-----------------------------------------------------------------------------------------------------------------------------
                                   12/31       9/30        6/30        3/31        12/31        9/30       6/30        3/31
-----------------------------------------------------------------------------------------------------------------------------
Interest income                 $  14,451   $ 14,479   $  14,415   $  14,242    $  12,494   $  12,376   $ 12,286    $ 12,075
Interest expense                    6,597      6,568       6,401       6,357        5,156       5,154      4,954       4,808
-----------------------------------------------------------------------------------------------------------------------------
Net interest income                 7,854      7,911       8,014       7,885        7,338       7,222      7,332       7,267
Provision for loan losses             172        173         172         173          113         113        112         112
Other income                        1,771      1,856       1,718       1,620        1,201       1,147      1,094       1,223
Other expense                      14,634      6,595       6,724       6,851        5,697       5,623      5,538       5,338
-----------------------------------------------------------------------------------------------------------------------------
Income (loss) before income tax    (5,181)     2,999       2,836       2,481        2,729       2,633      2,776       3,040
Income tax                           (975)     1,068       1,008         881          911         941      1,002       1,107
-----------------------------------------------------------------------------------------------------------------------------
Net income (loss)               $  (4,206)  $  1,931   $   1,828   $   1,600    $   1,818   $   1,692   $  1,774    $  1,933
=============================================================================================================================
Net income (loss) per
share - basic                   $   (0.44)  $   0.20   $    0.19   $    0.17    $    0.19   $    0.18   $    0.18   $   0.20
Net income (loss) per
share - diluted                     (0.44)      0.20        0.19        0.16         0.19        0.17        0.18       0.20
Dividends per share 1                0.12       0.12        0.12        0.12         0.10        0.10        0.10       0.10
-----------------------------------------------------------------------------------------------------------------------------
1.  All  dividends  represent  the amount per share  declared by the Company for each period presented.
2.  All financial data has been restated to reflect the Company's acquisition of
    Home  Bancorp  of  Elgin,  Inc.  using  the  pooling-of-interests  method of accounting.

Management's Discussion and Analysis of Financial Condition and Results of Operations

       General

       The following discussion is intended as a review of the significant factors affecting the Company's financial condition and results of operations as of and for the year ended December 31, 1998, as well as providing comparisons with previous years. This discussion should be read in conjunction with the Consolidated Financial Statements and accompanying notes and the selected financial data presented elsewhere in this annual report.

       The financial discussion that follows refers to the impact of the Company's business combination activity detailed below and in Note 2 of the notes to the consolidated financial statements. In particular, on December 15, 1998, the Company completed its acquisition of Home Bancorp of Elgin, Inc., the parent company of Home, a $383.2 million federally chartered thrift. The acquisition was accounted for using the pooling-of-interests method of accounting. Accordingly, all financial data presented herein has been restated to include the balances and results of Home as of and for the periods presented.

       On September 8, 1998, the Company completed its acquisition of LCC. The acquisition was accounted for as a purchase. The Company's Consolidated Statements of Income, and related schedules in Management's Discussion and Analysis of Financial Condition and Results of Operations include LCC's results for the period September 8, 1998 through December 31, 1998.

       On December 31,  1997,  the Company  completed  its cash  acquisition  of
Richmond, SFII, and SFIA. Accounted for as a purchase, the Company's Consolidated Statements of Income and related schedules in Management's Discussion and Analysis of Financial Condition and Results of Operations include results for Richmond, SFII, and SFIA for the year ended December 31, 1998 only.

       On August 24, 1995, the Company acquired SFBW. Accounted for as a purchase, the Company's Consolidated Statements of Income, and related schedules in Management's Discussion and Analysis of Financial Condition and Results of Operations include SFBW's results for the full year in 1998, 1997, 1996 and from August 24 through December 31 in 1995.

Income Statement Analysis

       Net Interest Income

       Net interest income equals the difference between interest earned on assets and the interest paid on liabilities and is a measurement of the Company's effectiveness in managing its interest rate sensitivity. For the year ended December 31, 1998, taxable-equivalent net interest income increased $2,803,000 (9.4%) to $32,474,000.

                            MANAGEMENT'S DISCUSSION

       The inclusion of Richmond accounted for $2,848,000 of this change. Excluding Richmond, taxable-equivalent net interest income decreased $46,000 (0.1%) for the year ended December 31, 1998. Changes in the volume of outstanding interest-earning assets and interest-bearing liabilities accounted for $3,828,000 of the 1998 improvement in taxable-equivalent net interest income. This was offset by a reduction of $1,025,000 resulting mainly from intense commercial loan pricing competition and mortgage loan refinancing activity during the year.

       Volume changes most fundamentally impacted the components of the Company's consolidated taxable-equivalent net interest income in 1998. Taxable-equivalent total interest income increased $8,654,000 in 1998 due to a $120,951,000 (19.4%) increase in the volume of average total outstanding interest-earning assets resulting from the inclusion of Richmond and internal growth at the other banks. As a result of the volume increase, total interest income improved $9,431,000 for the year ended December 31, 1998. Interest rate changes offset the volume improvement by $777,000 as the Company experienced rate declines in each category of interest-earning assets, with the exception of interest-earning deposits. This was due to the general reduction in one to five year market interest rates over the preceding twelve months and intense loan pricing competition. The combined impact of these changes resulted in a decrease in the Company's taxable-equivalent yield on interest- earning assets to 7.84% in 1998 from 7.97% in 1997. The inclusion of Richmond, and its slightly higher yield on interest-earning assets, in the Company's 1998 operating results, partially offset further yield contraction in the Company's interest-earning assets. Exclusive of Richmond, the Company's interest-earning asset yield in 1998 was 7.79%.

       The Company experienced an increase in its funding costs during 1998 to 4.46% from 4.32% for the year ended December 31, 1997. The increased funding cost resulted mainly from incorporating Richmond's relatively higher cost of funds, primarily in time deposits, into the Company's consolidated operations. Exclusive of Richmond, the Company reported a cost of funds of 4.37%, a 5 basis point increase over 1997 due to comparatively higher short-term interest rates in 1998, and a greater percentage of interest-bearing liabilities in higher cost categories specifically; Money market accounts and time deposits, in 1998 as compared to 1997. Due to the general increase in short-term interest rates, the cost of money market accounts in 1998 rose to 4.38% consolidated and 4.41% exclusive of Richmond from 4.37% in 1997. For the year ended December 31, 1998, average money market accounts comprised 18.8% of the Company's average interest-bearing liabilities compared to 18.6% for 1997. Costs of time deposits increased to 5.79% in 1998 from 5.70% due to the inclusion of Richmond's higher priced portfolio during the year. Exclusive of Richmond, the average rate incurred on time deposits was 5.69% in 1998. Additionally, a greater percentage of the Company's funding came from this higher cost source in 1998 (44.9%) as compared to 1997 (43.03%).

       The Company's net yield on interest-earning assets (net interest margin) contracted to 4.36% for the year ended December 31, 1998 from 4.75% for the year ended December 31, 1997 as a result of the aforementioned changes.

       For the year ended December 31, 1997, taxable-equivalent net interest income increased $3,370,000 (12.8%) compared to the year ended December 31, 1996. The increase was primarily due to a $51,000,000 growth in average interest-earning assets outstanding. As a result of this volume increase, taxable-equivalent total interest income increased $3,924,000 in 1997 over 1996. Offsetting the loan volume improvement was a $116,000 contraction in the return on interest-earning assets resulting mainly from a 10 basis point reduction in loan yields due to relatively lower rates on mortgage loans during the year. For the year ended December 31, 1997, the Company reported 7.97% total taxable-equivalent yield on interest-earning assets compared to 8.02% for 1996.

       The Company's 1997 cost of funds increased to 4.32% from 4.28% for the year ended December 31, 1996, mainly due to increased rates paid on money market accounts and a slightly higher percentage mix of interest-bearing liabilities in money market and time deposits in 1997 compared to 1996 (61.6% vs. 60.4%). As a result, the net interest rate spread contracted to 3.65% in 1997 from 3.74% in 1996. Although the spread contracted, the net yield on interest-earning assets improved to 4.75% in 1997 from 4.59% in 1996 due to the Company's increased level of average capital outstanding in 1997 resulting from Home's stock offering in September, 1996.

                               [GRAPHIC OMITTED]

       The following table sets forth average balances, related interest income and expense, and effective interest yields and rates for the years ended December 31, 1998, 1997, and 1996 (dollars in thousands).


                                                 1998                          1997                          1996
----------------------------------------------------------------------------------------------------------------------------
                                       Average            Yield/    Average            Yield/     Average            Yield/
                                       Balance  Interest    Rate    Balance  Interest    Rate     Balance   Interest   Rate
----------------------------------------------------------------------------------------------------------------------------
ASSETS

Interest-earning assets:
        >
Loans 1,2,3                         $  585,479 $  48,822    8.34%  $491,482  $ 41,679    8.48%  $ 456,936  $ 39,201   8.58%
Taxable investment securities           71,801     4,381    6.10     81,671     5,044    6.18      70,483     4,005   5.68
Tax-exempt investment securities 3      29,683     2,040    6.87     17,354     1,272    7.33      15,535     1,150   7.40
Other short-term investments             8,004       459    5.73      1,542        90    5.84       2,952       170   5.76
Interest-earning deposits               38,342     2,062    5.38     29,287     1,510    5.16      22,175     1,164   5.25
Federal funds sold                      11,692       633    5.41      2,714       148    5.45       4,666       245   5.28
----------------------------------------------------------------------------------------------------------------------------
Total interest-earning assets          745,002    58,397    7.84    624,051    49,743    7.97     572,748    45,935   8.02
----------------------------------------------------------------------------------------------------------------------------
Non-interest-earning assets:
Cash and due from banks                 23,031                       19,964                        19,686
Premises and equipment, net             13,521                       12,061                        11,939
Other assets                            18,473                        9,791                         9,153
Less allowance for loan losses          (4,475)                      (3,672)                       (3,636)
----------------------------------------------------------------------------------------------------------------------------
TOTAL                               $  795,552                     $662,195                     $ 609,890
----------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND
SHAREHOLDERS' EQUITY

Interest-bearing liabilities:
NOW accounts                        $   82,778 $   1,890    2.28%  $ 65,453   $ 1,323    2.02%  $  65,341  $  1,332  2.04%
Money market accounts                  109,509     4,794    4.38     86,354     3,770    4.37     79,344      3,291  4.15
Savings deposits                       106,543     3,007    2.82    102,080     2,951    2.89    108,546      3,186  2.94
Time deposits                          261,032    15,105    5.79    200,082    11,409    5.70    198,019     11,395  5.75
Notes payable                            2,053       143    6.97        679        46    6.77      1,033         71  6.87
FHLB borrowings                         10,417       519    4.98      2,917       174    5.97        667         37  5.55
Federal funds purchased                     61         4    6.56      1,822       105    5.76        377         22  5.84
Securities sold under
    agreement to repurchase              8,690       460    5.29      5,559       293    5.27      5,737        299  5.21
----------------------------------------------------------------------------------------------------------------------------
Total interest-bearing liabilities     581,083    25,922    4.46    464,946    20,071    4.32    459,064     19,633  4.28
----------------------------------------------------------------------------------------------------------------------------
Non-interest-bearing liabilities:
Demand deposits                         72,684                       58,687                       54,601
Other                                    6,767                        4,747                        4,265
----------------------------------------------------------------------------------------------------------------------------
Total liabilities                      660,534                      528,380                      517,930
----------------------------------------------------------------------------------------------------------------------------
Shareholders' equity                   135,018                      133,815                       91,960
TOTAL                               $  795,552                     $662,195                     $609,890

Net interest earnings and
interest rate spread                            $ 32,475    3.38%             $ 29,672    3.65%            $  26,302  3.74%
----------------------------------------------------------------------------------------------------------------------------
Net yield on interest-earning assets                        4.36%                         4.75%                       4.59%
----------------------------------------------------------------------------------------------------------------------------
1.     For the purpose of these  computations,  nonaccrual loans are included in the daily average loan amounts outstanding.
2.     Interest  earned on loans  includes  loan fees (which are not material in amount) and interest income, which has been received from borrowers whose loans were removed from nonaccrual during the period indicated.
3.     Taxable-equivalent  adjustments  are made in calculating  interest income and yields using a 34% rate for all years presented.

                             MANAGEMENT'S DISCUSSION
--------------------------------------------------------------------------------

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

                                                         1998 Compared to 1997                 1997 Compared to 1996
                                                       Increase/(Decrease) Due to           Increase/(Decrease) Due to
-------------------------------------------------------------------------------------------------------------------------
                                                   Volume         Rate          Net        Volume         Rate       Net
-------------------------------------------------------------------------------------------------------------------------
Interest earned on:
Loans 1,2                                        $  7,842     $   (699)    $  7,143     $  2,939     $  (461)  $  2,478
Taxable investment securities                        (606)         (57)        (663)         674         365      1,039
Tax-exempt investment securities 2                    853          (85)         768          133         (11)       122
Other short-term investments                          371           (2)         369          (82)          2        (80)
Interest-earnings deposits                            485           67          552          366         (20)       346
Federal funds sold                                    486           (1)         485         (106)          9        (97)
-------------------------------------------------------------------------------------------------------------------------
Total interest-earning assets                       9,431         (777)       8,654        3,924        (116)     3,808

Interest paid on:
NOW accounts                                          382          185          567            2         (11)        (9)
Money market accounts                               1,015            9        1,024          299         180        479
Savings deposits                                      128          (72)          56         (192)        (43)      (235)
Time deposits                                       3,533          163        3,696          116        (102)        14
Notes payable, mortgage payable, federal
   funds purchased and securities sold under
   agreement to repurchase                            545          (37)         508          178           11       189
------------------------------------------------------------------------------------------------------------------------
Total interest-bearing liabilities                  5,603          248        5,851          403           35       438
------------------------------------------------------------------------------------------------------------------------
Net interest income                               $ 3,828    $  (1,025)     $ 2,803     $  3,540     $   (171)  $ 3,370
========================================================================================================================
1.     Interest  earned on loans  includes  loan fees (which are not material in amount) and interest income, which has been received from borrowers whose loans were removed from nonaccrual during the period indicated.

2. Taxable-equivalent adjustments are made in calculating interest income and yields using a 34% rate for all years presented.

       Provision for Loan Losses

       The provision for loan losses charged to earnings results from a quarterly analysis of the Company's loan portfolio, including the amount of net charge-offs incurred during the period, collateral value, the remaining balance in the allowance, and management's analysis of risk inherent in the portfolio. Management's risk analysis incorporates loan classifications assigned by lending personnel and as the result of examinations conducted by the Company's internal loan review officer. The Company's lending personnel and internal loan review officer review all significant nonhomogeneous loans for adverse situations that may affect the borrower's ability to repay. If it appears probable that the borrower will be unable to make scheduled principal and interest payments, an allowance is established based on the difference between the carrying value and the anticipated cash flows discounted at the loan's initial effective interest rate or the fair value of the collateral for collateral dependent loans. For homogeneous loans, the allowance is based on the loan classification and historical loss experience for each classification. The provisions for loan losses were $690,000, $450,000, and $330,000, for the years ended December 31, 1998, 1997, and 1996, respectively. The increase in 1998 provisions was solely the impact of the full year inclusion of Richmond in the Company's operating results. For the year ended December 31, 1997, the Company increased its provision for loan losses $120,000 to recognize the general growth in the Company's loan portfolio.

       Other Income

       In 1998, other income increased $2,301,000 (49.3%). The first year inclusion of Richmond in 1998 accounted for $1,224,000 of this increase, and the inclusion of LCC from September 1998 accounted for $168,000 of this increase. Exclusive of Richmond and LCC, other income increased $909,000 (19.5%) due to investment security gains realized at State Financial Services Corporation, increases in mortgage origination gains, and the implementation of ATM surcharges at the Banks during the fourth quarter of 1997. Other income increased $383,000 (8.9%) in 1997 as compared to 1996 due to increased gains from mortgage originations resulting from volume growth and the curtailment of Home's defined benefit pension plan.

       For the year ended December 31, 1998, service charges on deposit accounts increased $285,000 (17.1%) compared to 1997, of

       The composition of other income is shown in the following table (dollars in thousands).

                                                  Years ended December 31,
-------------------------------------------------------------------------------
                                              1998         1997         1996
-------------------------------------------------------------------------------
Service charges on deposit accounts       $  1,956     $  1,671     $  1,828
Merchant services                            1,270        1,161        1,033
Building rent                                  279          310          284
ATM service charges                            760          491          433
Security transaction commissions               370          122          150
Asset management commissions                   164            0            0
Gains on mortgage origination sales            962          225           76
Investment securities gains (losses)           421           (1)           0
Other                                          783          685          477
-------------------------------------------------------------------------------
Total other income                        $  6,965     $  4,664     $  4,281
===============================================================================


which $301,000 was due to the inclusion of Richmond's results. Exclusive of Richmond, service charges on deposit accounts decreased $16,000 (1.0%) the majority of which was due to reduced income from service charges to business deposit accounts. Service charges on deposit accounts for the year ended December 31, 1997 decreased $157,000 (8.6%) as compared to the year ended December 31, 1996 due to reduced service charge income at Home resulting from changes made to NOW account pricing structures and ATM transaction fees for competitive purposes.

       Merchant services are the fees the Company charges businesses for processing credit card payments. Income in this category increased $109,000 (9.4%) in 1998 and $128,000 (12.4%) in 1997. Both the 1998 and 1997 increases were due to volume increases and rate adjustments during each respective year.

       Building rent income decreased $31,000 (10.0%) in 1998 due to a reduction in space occupied at the Company's Greenfield office of SFB which was previously sublet to an unrelated tenant. As a result of this space reduction, the Company no longer sublets any space at its Greenfield office. In August, 1998, the Company sublet approximately one-third of the space at SFBW's Burlington office to an unrelated party, partially offsetting the decline in rental income at the Greenfield location. Building rental income increased $26,000 (9.2%) in 1997 compared to 1996 mainly due to a full year inclusion of the rental property acquired in May 1996.

       ATM service charges are the terminal usage fees charged to non-customers for their use of the Company's ATMs and the fees received from other institutions resulting from their customers' usage of the Company's automated teller machines. The Company began charging terminal usage fees to non-customers in November 1997. For the year ended December 31, 1998, ATM service charges increased $299,000 (64.9%) in total and $232,000 (50.3%) exclusive of Richmond due to the implementation of the terminal usage fees at the end of 1997. For the year ended December 31, 1997, ATM service charges increased $28,000 (6.5%), all of which was related to the new terminal usage fees.

       Security transaction commissions are the fees received from the Company's investment services and brokerage activities. In 1998, security transaction commissions increased $248,000 which included $182,000 from Richmond. Exclusive of Richmond, security transaction commissions increased $66,000 (54.1%) due to increased volume at SFB and SFBW. For the year ended December 31, 1997, security transaction commissions decreased $28,000 (18.7%).

       Asset management commissions represent the fees charged by LCC for its services, and for 1998 represents the amounts collected from the effective date of LCC's acquisition (September 8, 1998) by the Company.

       Gains on mortgage origination sales increased $737,000 (327.6%) in 1998 compared to 1997. The inclusion of Richmond accounted for $467,000 of this increase. Absent Richmond, mortgage origination gains increased $270,000 (119.6%) due to the continued growth of SFMC impacted by the Company's marketing efforts and the favorable mortgage refinancing market experienced during 1998. For the year ended December 31, 1997, mortgage origination gains increased $149,000 (196.1%) due to the first full year of operation of SFMC.

       For the year ended December 31, 1998, the Company realized $400,000 in gains from the sale of marketable equity securities and $21,000 in gains from investment security sales. During 1997, the Company incurred a small loss on the sale of two investment securities to help fund the Richmond acquisition.

       Other income  increased  $98,000 (14.3%) in 1998 and $208,000  (43.6%) in
1997. The increase in 1998 was mainly due to the inclusion of Richmond's $144,000 in other income, which included $90,000 in insurance commissions from SFIA. Exclusive of Richmond, other income decreased $46,000. This net decrease was comprised primarily of an increase of $147,000 related to the sale of SFB's & SFBW's credit card portfolio and $16,000 in increased dividends on corporate life insurance in 1998. These were offset by a decline of $27,000 in other real estate gains and $182,000 in excess funds realized from the curtailment of Home's defined benefit pension plan in 1997. The $208,000 increase in other income during 1997 was mainly the result of the $182,000 increase realized at Home from the pension curtailment, a $15,000 increase in corporate life dividends, and a $14,000 increase in other real estate gains.

                             MANAGEMENT'S DISCUSSION
--------------------------------------------------------------------------------

Other Expense

       Other expense increased $12,606,000 (56.8%) for the year ended December 31, 1998 which included $3,731,000 for expenses at Richmond and $7,917,000 in merger-related charges related to the Home acquisition. Exclusive of Richmond and the merger-related charges, other expense was $23,154,000, an increase of $958,000 (4.3%) from the year ended December 31, 1997. For the year ended December 31, 1997, other expense decreased $537,000 (2.4%). The major components of other expense are detailed in the following table (dollars in thousands).

                                                Years ended December 31,
-------------------------------------------------------------------------------
                                           1998           1997           1996
-------------------------------------------------------------------------------
Salaries and employee benefits        $  12,907      $  10,195      $   9,403
Occupancy and equipment                   4,004          3,713          3,616
Data processing                           1,978          1,698          1,599
Legal and professional                    1,141            994            543
Merchant services                           949            917            871
ATM                                         630            621            619
Advertising                                 901            806            746
Goodwill amortization                       633            151            156
Merger-related charge                     7,917              0              0
Other                                     3,742          3,101          5,180
-------------------------------------------------------------------------------
Total other expense                   $  34,802      $  22,196      $  22,733
===============================================================================

       Salaries and employee benefits increased $2,712,000 in 1998, of which the inclusion of Richmond comprised $1,795,000. Exclusive of Richmond, salaries and employee benefits increased $918,000 (9.0% ) in 1998. This increase was due to normal salary adjustments, the full year inclusion of personnel costs of SFBW's Burlington office, increased costs for Home's ESOP, Recognition and Retention Plan, and rate increases on employee medical and dental insurance benefits. For the year ended December 31, 1997, salaries and employee benefits increased $792,000 (8.4%) due to increased costs related to Home's implementation of its Recognition and Retention Plan and the opening of SFBW's Burlington office in May, 1997 and the additional staffing related thereto.

       Occupancy and equipment expense increased $291,000 in 1998, of which the inclusion of Richmond accounted for $458,000 of the increase. Without the Richmond impact, occupancy and equipment expense decreased $168,000 (4.5%) for the year ended 1998 due to lower rent expense resulting from reduced space occupied by SFB's Greenfield office. For the year ended December 31, 1997, occupancy and equipment expense increased $98,000 (2.7%) due to the opening of SFBW's Burlington office and increases in real estate taxes and equipment maintenance expenses.

       During 1998, data processing expense increased $280,000 in total and $127,000 (7.5%) exclusive of Richmond due to rate adjustments from the Company's service provider and increased services utilized by SFB and SFBW during the year. For the year ended December 31, 1997, data processing expense increased
$99,000 (6.2%) due to rate adjustments from the Company's service provider, additional costs incurred related to converting ATM cards to debit cards, and additional costs related to the introduction of PC Banking products.

       Legal and professional fees increased $147,000 in 1998, of which Richmond and LCC accounted for $101,000 of the increase. Exclusive of Richmond and LCC, legal and professional fees increased $46,000 (4.6%) mainly due to increased legal costs incurred at the Banks during 1998 and additional outside consulting services used by Home. For the year ended December 31, 1997, legal and professional fees increased $451,000 (83.1%) in 1997, virtually all of which was due to additional costs incurred by Home related to their first full year operating as a publicly traded company.

       Merchant services expense results from providing the Company's business customers the ability to accept credit cards in payment for goods and services. The $32,000 (3.5%) increase in 1998 and the $46,000 (5.3%) increase in 1997 were the result of growth in the Company's customer base in this product line and rate adjustments enacted by the Company's service provider during each year.

       ATM expense are the fees charged by the Company's service provider for the Company's customers use of automated teller machines that are not owned by the Company. For the year ended December 31, 1998, ATM expense increased $9,000 (1.4%) compared to the year ended December 31, 1997. ATM expense increased $2,000 (0.3%) in 1997 compared to 1996. The modest increases in both years are due to increased volume and increased rates by the service provider.

       Advertising expense increased $95,000 in 1998, of which $81,000 was due to the inclusion of Richmond and LCC. Absent acquisition impacts, advertising expense increased $14,000 (1.7%) in 1998 mainly due to additional marketing to business customers during the year. For the year ended December 31, 1997, advertising expense increased $60,000 (8.0%) due to increased television advertising to enhance SFB's name recognition and promotions related to opening the Burlington office.

       Goodwill amortization increased $482,000 in 1998 due to a full year amortization related to the Richmond acquisition and four months of amortization related to the LCC acquisition. Richmond accounted for $424,000 of this increase with LCC representing the remaining $58,000. Both Richmond's and LCC's goodwill is being written off over 15 years.

       In 1998, the Company recognized $7,918,000 in merger-related charges related to its acquisition of Home. The merger-related charge represented costs incurred for legal, professional, and investment banking fees of $2,638,000, dissolution of Home's Recognition and Retention Plan of $3,149,000, payments made under severance agreements of $1,297,000, and $834,000 in various expenses associated with merging the two companies. This included adjustments made to conform Home with the Company's accounting methods, regulatory filing fees, and various costs associated with each company's special shareholders' meeting held to consider the merger. The Company and Home had estimated merger-related charges at $12,497,000. This estimate included $4,498,000 in expenses related to the termination of Home's Employee Stock Ownership Plan. No expense for this termination was recognized in 1998 as the ESOP had not yet terminated as of December 31, 1998, which is the main reason that merger-related expenses recognized in 1998 were less than projected. Additionally, estimates for the termination of Home's Recognition and Retention Program ("RRP") and severance payments on employment contracts were $300,000 and $803,000, respectively, less than the amounts actually incurred. The expense for the RRP termination was based on the Company's market value per share at the time of termination. Actual expense for the RRP termination was less than projected due to the decline in the Company's per share market value at the time of termination compared to the value assumed in the estimate. The expense for severance payments were less than projected as the Company assumed that three senior executives would be paid on their employment agreements whereas only two executives retired effective with the merger. Additionally, the Company assumed these payments would require a gross-up adjustment to indemnify the executives for income tax implications arising under the terms of their respective employment agreements and Section 280(g) of the Internal Revenue Code. The Company has requested a ruling from the IRS regarding the requirement to gross-up these payments pursuant to Section 280(g). Based upon the advice of its counsel and its own research, the Company believes that it is not required to gross-up these severance payments due to the facts and circumstances surrounding the merger between the Company and Home. Accordingly, the expense recognized did not adjust for the potential gross-up implications resulting from the payments made under the employment agreements. In the event that the IRS denies the Company's ruling request, the Company will be required to indemnify the two executives by grossing-up their severance payments for amounts resulting from application of IRS Section 280(g). In this event, the Company would recognize an additional $625,000 in expense related to these severance payments at the time the IRS delivers its ruling. The Company expects the IRS to rule in favor of the Company's request.

       Professional fees and other expenses related to the merger were $1,021,000 greater than projected, offsetting the benefits described in the preceding paragraph. Expenses for legal, professional, and investment banking fees came in $188,000 greater than projected. Additionally, the Company did not include in its estimate of merger-related charges any of the various expenses associated with merging the two companies. This included adjustments made to conform Home with the Company's accounting methods, regulatory filing fees, and various costs associated with each company's special shareholders meeting held to consider the merger which accounts for another $834,000 in expenses actually recognized compared to amounts projected.

       Management of the Company currently expects that the Home ESOP will sell a sufficient number of shares to repay the Home ESOP debt of $3,970,000 in the first quarter of 1999, which may result in additional compensation expense. Shares remaining in the Home ESOP after repayment of the ESOP debt will be allocated to Home ESOP participants. The amount of the additional expense will be dependent upon the market value of the Company's common stock at the time the Home ESOP is dissolved. Management estimates the amount of the additional compensation expense related to the termination will range between $1,000,000 and $1,500,000, based on an estimated range of market value of State Financial stock of $13.625 and $15.00, respectively.

       Additional employment severance payments, not recorded as of December 31, 1998, and ranging from $835,000 to $1,100,000 may be incurred should five certain Home employees who have contractual severance arrangements all choose to terminate their employment with the Company prior to December 15, 2000. The actual amount of expense incurred, if any, is dependent upon the number of these employees choosing to terminate their employment with the Company and the point in time at which this election is made. The amount of payment actually paid to any one of these five employees will be reduced by the applicable employee's pro rata monthly salary multiplied by the number of months between the merger date (December 15, 1998) and the month in which the employee notifies the Company if his/her desire to terminate their employment. The Company will recognize any expense resulting from these severance agreements as additional merger-related charges in the period notification is received from one of these Home employees. The Company has received no notice from the employees that they intend to terminate their employment with the Company.

                            MANAGEMENT'S DISCUSSION
--------------------------------------------------------------------------------

       Other expense increased $641,000 in 1998, including $162,000 in expenses at Richmond and LCC. Exclusive of Richmond and LCC, other expense increased $479,000 (15.4%) due to increases in correspondent bank fees due to reduced compensating balances maintained by the Banks, postage and delivery cost increases at SFB related to volume increases during the year, increased telephone expense related to the Company's geographic expansion, and increased regulatory assessments resulting from deposit growth over the preceding year. For the year ended December 31, 1997, other expenses decreased $2,079,000, virtually all of which was due to reduced regulatory assessment costs from 1996, as 1996 included additional FDIC insurance assessments in resolution of the agency's funding of the Savings Association Insurance Fund.

       Income Tax

       The Company's consolidated income tax rate varies from statutory rates principally due to interest income from tax-exempt securities and loans. Additionally, 1998's consolidated income tax rate was impacted by approximately $2.7 million of the merger-related charges which were not deductible for income tax purposes. The Company recorded provisions for income tax of $1,981,000 in 1998, $3,961,000 in 1997, and $2,420,000 in 1996. Income tax expense decreased
$1,980,000 in 1998 as the Company's pre-tax income declined $8,040,000, mainly due to the recognition of the merger-related charges associated with the Home acquisition. Income tax expense increased $1,541,000 in 1997 due to a $4,111,000 increase in the Company's pretax income. The Company's effective tax rate for 1998 was 63.1% compared to 35.4% for 1997. The Company's higher effective tax rate in 1998 was due to the nondeductibility of certain merger-related charges associated with the Home acquisition. Exclusive of the merger-related charges, and the related tax implications, the Company reported a 35.8% effective tax rate in 1998.

       Net Income and Dividends

       For the years ended December 31, 1998, 1997, and 1996, the Company reported net income of $1,157,000, $7,217,000, and $4,647,000, respectively. Impacting 1998 earnings were $7.9 million in merger-related charges associated with the Company's Home acquisition. Excluding these charges on a tax-effected basis, the Company reported net income of $7,093,000 for the year ended 1998. The Company's return on average assets for the years ended December 31, 1998, 1997, and 1996 was 0.15%, 1.09%, and 0.76%, respectively. Return on average equity for the same periods was 0.86%, 5.39%, and 5.05%. Exclusive of the tax-effected merger-related charges, return on average assets and return on average equity were 0.89% and 5.25%, respectively, for the year ended December 31, 1998. On a per share basis, basic earnings were $0.12 as stated and $0.74 exclusive of the merger-related charge for 1998, $0.75 for 1997, and $0.48 for 1996. The Company paid per share dividends of $0.48, $0.40, and $0.33 for the years ended December 31, 1998, 1997, and 1996. These dividend rates do not include the amounts paid by Home in each respective year, prior to its acquisition by the Company.

                               [GRAPHIC OMITTED]

       Balance Sheet Analysis

       The composition of assets and liabilities are generally the result of strategic management decisions influenced by market forces. At December 31, 1998 and 1997, the Company reported total assets of $828,369,000 and $773,873,000 respectively. This $54,496,000 (7.0%) increase in total assets was due to internal growth over the preceding twelve months. Between 1996 and 1997, total assets increased $116,316,000 (17.7%), of which $93,413,000 was due to the Richmond acquisition. Exclusive of Richmond, the Company's total assets increased $22,903,000 (3.5%) in 1997 due to internal growth and the opening of SFBW's new Burlington office in May, 1997.

       Lending Activities

       The Company's largest single asset category continues to be loans. The Company's gross loans, as a percentage of total deposits, were 93.8% at December 31, 1998 compared to 91.8% at December 31, 1997.

    The following table shows the Company's loan portfolio composition on the dates indicated (dollars in thousands).

                                                            At December 31,
----------------------------------------------------------------------------------------------------------------------------
                    1998                   1997                    1996                  1995                  1994
----------------------------------------------------------------------------------------------------------------------------
Commercial    $   56,675     9.2%    $   56,030     9.9%     $   44,088     9.5%   $   46,323    10.2%   $   39,231    9.4%
Real Estate      506,844    82.8        461,700    81.4         375,985    81.0       372,399    82.1       346,922   83.1
Installment       37,519     6.1         37,496     6.6          30,619     6.6        22,624     5.0        19,733    4.7
Other             11,395     1.9         12,318     2.1          13,230     2.9        12,387     2.7        11,616    2.8
----------------------------------------------------------------------------------------------------------------------------
Total Loans   $  612,433              $ 567,544              $  463,922            $  453,733            $  417,502
============================================================================================================================

       Total loans outstanding increased $44,889,000 (7.9%) in 1998 mainly due to Home's mortgage loan growth during the year.

       Real estate loans represent the Company's largest loan category, comprising 82.8% of the loan portfolio at December 31, 1998. Real estate loans increased $45,144,000 (9.8%) from year end 1997 to 1998. Home experienced $50,045,000 in loan growth during 1998. All of Home's mortgage loans are secured by 1-4 family owner-occupied residential mortgages. A decrease of $5,000,000 in Richmond's mortgage loans offset the growth in Home's loan portfolio as the Company tightened Richmond's underwriting standards following the acquisition.

       Historically, Home wrote its 1-4 family mortgage loans on both adjustable and fixed rate terms with amortization terms of up to 30 years, retaining all loan originations in portfolio. The Company writes its residential real estate mortgages on balloon notes, generally up to five year maturities with amortization periods of up to thirty years. As part of integrating Home into the Company's operations, management desires to modify Home's mortgage activities by selling off new fixed rate originations into the secondary market and retaining the servicing rights, as well as beginning to offer terms similar to those offered at SFB, SFBW, and Richmond. Additionally, management wishes to diversify Home's lending activities into commercial and consumer loans to enhance the yield on Home's loan portfolio and diversify lending concentrations. To the extent allowable, the Company will also look to sell off a portion of Home's previous mortgage originations into the secondary market, servicing retained.

                               [GRAPHIC OMITTED]

       The Company continues to emphasize commercial real estate lending. Commercial real estate activity was relatively flat during 1998 due to intense pricing competition in the Company's markets during the year. The Company's commercial real estate loans continue to be generally secured by owner occupied, improved property such as office buildings, warehouses, small manufacturing operations, and retail facilities located in the Company's primary market areas subject to a maximum 75% loan to value ratio pursuant to its loan policy. Loans for construction and land development are generally secured by the property under construction or development up to a maximum loan value of 75% of estimated cost or appraisal value of the completed project, whichever is less. The Company further monitors construction and land development credits by disbursing draws under the credit commitment upon satisfactory title company inspections of construction progress and evidence of proper lien waivers. The borrower's creditworthiness and the economic feasibility and cash flow abilities of the project are fundamental concerns in the Company's commercial real estate and construction/land development lending. Loans secured by commercial property, whether existing or under construction, and land development are generally larger in size and involve greater risks than residential mortgage loans because payments on loans secured by commercial property are dependent upon the successful operation and management of these properties, businesses, or developments. As a result, the value of properties securing such loans are likely to be subject to the local real estate market and general economic conditions, including movements in interest rates. The Company generally writes commercial real estate loans for maturities up to five years although the total amortization period may be as long as twenty years, amortized monthly. The Company generally writes construction and land development loans on terms up to a maximum of 24 months and requires the borrower to make defined principal reductions at stated intervals during that term. The Company additionally attempts to have construction credits further supported by end mortgage commitments wherever possible. The Company will generally reserve credit extensions for land development projects for experienced, strong borrowers with adequate outside liquidity to support the project in the event the actual project performance is slower than projection.

                            MANAGEMENT'S DISCUSSION
--------------------------------------------------------------------------------

       The Company's real estate loans, like all of the Company's loans, are underwritten according to its written loan policy. The loan policy sets forth the term, debt service capacity, credit extension, and loan to value guidelines which the Company considers acceptable to recognize the level of risk associated with each specific loan category. The following table sets forth the percentage composition of the real estate loan portfolio as of December 31, 1998.

--------------------------------------------------------------------------------
Commercial real estate                                             13.28%
1-4 family first liens on residential real estate                  77.40
Multifamily  residential                                            2.89
1-4 family junior liens on residential real estate
  (including home equity lines of credit)                           4.16
Construction, land development, and farmland                        2.27
--------------------------------------------------------------------------------

       Commercial loans increased $645,000 (1.2%) in 1998. Commercial loans are also underwritten according to the Company's loan policy which sets forth the amount of credit which can be extended based upon the borrower's cash flow, debt service capacity, and discounted collateral value. Commercial loans are typically made on the basis of the borrower's ability to make repayment from the cash flow of the business. As a result, the availability of funds for the repayment of commercial loans may be dependent on the success of the business itself, which, in turn, is likely to be dependent upon the general economic environment. In recognition of this risk, the Company emphasizes capacity to repay the loan, adequacy of the borrower's capital, an evaluation of the industry conditions affecting the borrower, and current credit file documentation. The Company's commercial loans are typically secured by the borrower's business assets such as inventory, accounts receivable, fixtures, and equipment. Generally, commercial loans carry the personal guaranties of the principals.

       Installment loans remained virtually unchanged in 1998 compared to 1997 as indirect auto loan originations were impacted by reduced car sales resulting mainly from various work stoppages encountered by auto manufacturers during the year. The Company cultivates installment loans primarily through the purchase of loan contracts from its network of auto dealers developed over the years. The Company continues to pursue additional auto dealer contacts to build this network of loan referrals. The Company's indirect auto loan underwriting emphasizes the purchase of the highest quality loan contracts to minimize risk of loss in this lending activity.

       Other loans decreased $923,000 (7.5%) in 1998 as the Company sold off its $3.3 million credit card portfolio in July, 1998 due to the competitive nature of and risk associated with that product line. An increase of $2.4 million in municipal loans and industrial revenue bond financing offset the decline in other loans related to the credit card portfolio sale.

       The following table shows the maturity of loans (excluding residential mortgages on one-to-four-family residences, installment loans, and lease financing) outstanding as of December 31, 1998 (dollars in thousands). Also provided are the amounts due after one year classified according to the sensitivity to changes in interest rates.

                                         After One
                               Within    But Within     After
                              One Year   Five Years   Five Years    Total
--------------------------------------------------------------------------------
Commercial                   $  30,705    $  24,190  $   1,013 $   55,909
Real Estate                     27,467       55,089      4,781     87,337
--------------------------------------------------------------------------------
                             $  58,172    $  79,279  $   5,795  $ 143,246
================================================================================
Loans Maturing
 after one year with:
Fixed Interest Rates                       $ 71,084   $  3,836
Variable Interest Rates                       8,431      1,958
--------------------------------------------------------------------------------
TOTAL                                     $  79,515  $   5,795
================================================================================

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

       Management maintains the allowance for loan losses (the "Allowance") at a level considered adequate to provide for future loan losses. The Allowance is increased by provisions charged to earnings, and is reduced by charge-offs, net of recoveries. At December 31, 1998, the Allowance was $4,485,000, an increase of $115,000 from the balance at December 31, 1997 due to loan loss provisions exceeding net charge-offs during the year. As a percentage of total loans, the allowance was 0.73% at the end of 1998 compared to 0.79% at the end of 1997. The lower percentage was due to the overall growth in Home's loan portfolio during 1998. Historically, Home has experienced a very low incidence of charge-offs from its loan originations. Based on its analyses, management considers the Allowance adequate to recognize the risk inherent in the consolidated loan portfolio at December 31, 1998.

       The allowance for loan losses is composed of specific and general valuation allowances. The Company establishes specific valuation allowances on commercial and income-producing real estate loans considered impaired. A loan is considered impaired (and a specific valuation allowance established for an amount equal to the impairment) when the carrying amount of the loan exceeds the present value of the expected future cash flows, discounted at the loan's original effective interest rate, or the fair value of the underlying collateral. General valuation allowances are based on an evaluation of the various risk components that are inherent in the credit portfolio.

       The risk components that are evaluated include past loan loss experience; the level of nonperforming and classified assets; current economic conditions; volume, growth and composition of the loan portfolio; adverse situations that may affect the borrower's ability to repay; the estimated value of any underlying collateral; peer group comparisons; regulatory guidance; and other relevant factors. The allowance is increased by provisions charged to earnings and reduced by charge-offs, net of recoveries. Management may transfer reserves between specific and general valuation allowances as considered necessary. The adequacy of the allowance for loan losses is approved quarterly by the Company's board of directors. The allowance reflects management's best estimate of the reserves needed to provide for the impairment of commercial and income-producing real estate loans, as well as other credit risks of the Banks and is based on a risk model developed and implemented by management and approved by the Company's board of directors. However, actual results could differ from this estimate and future additions to the allowance may be necessary based on unforeseen changes in economic conditions. In addition, federal regulators periodically review the Banks' allowance for loan losses. Such regulators have the authority to require the Banks to recognize additions to the allowance at the time of their examination.

       A substantial portion of the Banks' loans are to customers located in Southeastern Wisconsin and Northeastern Illinois. Accordingly, the ultimate collectibility of a substantial portion of the Banks' loan portfolio is susceptible to changes in market conditions in that area.

       The balance of the Allowance and actual loan loss experience for the last five years is summarized in the following table (dollars in thousands).

                                                                            Years ended December 31,

                                                            1998           1997          1996           1995         1994
--------------------------------------------------------------------------------------------------------------------------
Balance at beginning of period                          $  4,370       $  3,553      $  3,537       $  2,632     $  2,493
Charge-offs:
Commercial                                                   146            123           122             70          115
Real estate                                                   39             40           100             82           59
Installment                                                  465             71            46             82           68
Other                                                        149            147           118             78           38
--------------------------------------------------------------------------------------------------------------------------
Total charge-offs                                            799            381           386            312          280
--------------------------------------------------------------------------------------------------------------------------
Recoveries:
Commercial                                                    79              8            19             58           18
Real estate                                                   59             29             2             12            0
Installment                                                   60             16            26             34           24
Other                                                         26             17            25              9           17
--------------------------------------------------------------------------------------------------------------------------
Total recoveries                                             224             70            72            113           59
--------------------------------------------------------------------------------------------------------------------------
Net charge-offs                                              575            311           314            199          221
Balance of acquired allowance at date of acquisition           0            678             0            734            0
Additions charged to operations                              690            450           330            370          360
--------------------------------------------------------------------------------------------------------------------------
Balance at end of period                                $  4,485       $  4,370      $  3,553       $  3,537     $  2,632
--------------------------------------------------------------------------------------------------------------------------
Ratios:
Net charge-offs to average loans outstanding                0.10%          0.06%         0.07%          0.05%        0.16%
Net charge-offs to total allowance                         12.82           7.12          8.84           5.63        11.14
Allowance to year end loans outstanding                     0.73           0.77          0.77           0.78         0.63
--------------------------------------------------------------------------------------------------------------------------

                            MANAGEMENT'S DISCUSSION
--------------------------------------------------------------------------------

       When in the opinion of management, serious doubt exists as to the collectibility of a loan, the loan is placed on nonaccrual status. At the time a loan is classified as nonaccrual, interest previously credited to income in the current year is reversed and interest income accrued in the prior year is charged to the Allowance. The Company generally does not recognize income on loans past due 90 days or more.

                               [GRAPHICS OMITTED]

       The following table summarizes non-performing assets on the dates indicated (dollars in thousands).

                                                                   At or for the years ended December 31,
---------------------------------------------------------------------------------------------------------------------
                                                       1998           1997          1996           1995         1994
---------------------------------------------------------------------------------------------------------------------
Nonaccrual loans                                    $ 3,245       $  3,500       $ 3,300       $  2,302     $  2,297
Accruing loans past due 90 days or more                 106             20            38              2            5
---------------------------------------------------------------------------------------------------------------------
Total non-performing                                  3,351          3,520         3,338          2,304        2,302
---------------------------------------------------------------------------------------------------------------------
Other real estate owned                                 572            620           895            956          733
---------------------------------------------------------------------------------------------------------------------
Total non-performing assets                         $ 3,923       $  4,140      $  4,233       $  3,260     $  3,035
=====================================================================================================================
Ratios:
Non-performing loans to total loans                    0.55%          0.62%         0.72%          0.51%        0.55%
Allowance to non-performing loans                    133.84         124.15        106.44         153.52       114.34
Non-performing assets to total assets                  0.47           0.58          0.64           0.55         0.54
Interest income that would have been recorded
   on nonaccrual loans under original terms        $    286       $    270      $    309       $    288     $    312
Interest income recorded during the period on
 nonaccrual loans                                       158            145           145            141          147
=====================================================================================================================

       Effective  January 1, 1996,  the  Company  adopted  Financial  Accounting
Standards Board Statement No. 114,  "Accounting by Creditors for Impairment of a
Loan" ("Statement No. 114"). Under the new standard, the 1998, 1997, and 1996 allowance for loan losses related to loans that are identified for evaluation in accordance with Statement No. 114 is primarily based on the fair value of the collateral for certain collateral dependent loans. For certain noncollateral dependent loans, the Allowance is established based on the expected cash flows discounted at the loan's initial effective interest rate. Prior to 1996, the allowance for loan losses related to these loans was based on undiscounted cash flows or the fair value of the collateral for collateral dependent loans. At
December 31, 1998, the Company identified approximately $407,000 in loans which are considered impaired. These loans are included as part of the nonaccrual loans set forth in the table above and represent 0.07% of the Company's gross loan portfolio. Based upon the analysis of the underlying collateral value of these loans and the low percentage of these loans in relation to the gross loan portfolio, management believes the allowance is adequately funded to provide for the inherent risk associated with these loans.

       At December 31, 1998, there were no loans to borrowers where available information would indicate that such loans were likely to later be included as nonaccrual, impaired (as defined in SFAS No. 114), past due, or restructured.

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

       Total investment securities outstanding at December 31, 1998 increased $6,966,000. The Banks deployed these funds and 1998 investment maturities primarily in obligations of states and political subdivisions and mortgage-related securities to take advantage of the comparatively more attractive yields on these investment securities as opposed to U.S. Treasury and agency obligations. The following table presents the combined amortized cost of the Company's held-to-maturity and available-for-sale investment securities on the dates indicated (dollars in thousands).

                                                              At December 31,
--------------------------------------------------------------------------------------------------------
                                                  1998               1997                1996
--------------------------------------------------------------------------------------------------------
U.S. Treasury securities and obligations
   of U.S. government agencies               $  41,200   39.9%   $  46,822   48.6%   $  87,946    70.8%
Obligations of states and
   political subdivisions                       30,828   29.8       25,922   26.9       15,015    12.1
Mortgage-related securities                     21,792   21.1       17,242   17.9       16,753    13.5
Other securities                                 9,509    9.2        6,377    6.6        4,516     3.6
--------------------------------------------------------------------------------------------------------
TOTAL                                        $ 103,329           $  96,363           $ 124,230
========================================================================================================

       The composition of the Company's investment securities has been influenced by the general market conditions prevalent during 1998. U.S. Treasury securities and obligations of U.S. government agencies ("Treasuries/Agencies") decreased $5,622,000 in 1998 due to the Company's decision to increase the amount of investments deployed in obligations of states and political subdivisions and mortgage-related securities to take advantage of the comparatively higher yields available on these investment products. As a result of this decline, the percentage of the Company's investment portfolio invested in Treasuries/Agencies decreased to 39.9% at December 31, 1998 from 48.6% at December 31, 1997.

       Obligations of states and political subdivisions increased $4,906,000 at December 31, 1997 compared to December 31, 1996 due to the Company reinvesting Treasuries/Agencies maturities in municipal investments to enhance its portfolio yield. At December 31, 1998, obligations of states and political subdivisions increased to 29.8% of the Company's investment portfolio from 26.9% at December 31, 1997.

                               [GRAPHIC OMITTED]

       During 1998, balances in mortgage-related securities increased $4,550,000 as maturing Treasuries/Agencies were reinvested in this category. The Company's mortgage-related securities represent balances outstanding on fixed-rate collateralized-mortgage obligations ("CMOs") supported by one-to-four family residential mortgage securities issued by the Federal National Mortgage Association ("FNMA")or the Federal Home Loan Mortgage Corporation ("FHLMC"). To avoid exposure to prepayments, wide market value fluctuations, and recoverability, the Company purchases only the conservative early trances of the respective CMOs. These investments closely resemble treasury securities in their shorter maturities, marketability, and repayment predictability, and, accordingly are the least volatile to the impact of market interest rate fluctuations. At December 31, 1998, the remaining average life of the Company's mortgage-related securities was slightly less than three years. Due to the short remaining assumed maturities of these investments and its historical experience with these investments, management does not consider the Company to be exposed to significant interest rate risk or recoverability related to these investments. At December 31, 1998, mortgage-related securities accounted for 21.1% of the Company's investment portfolio compared to 17.93% at December 31, 1997.

       Other securities increased $3,132,000 in 1998, mainly due to the Company's purchase of additional marketable equity securities during the year and $638,000 in increased investments in Federal Reserve Bank stock and Federal Home Loan Bank stock. In October, 1998, the Company took advantage of the relative weakness in bank and thrift stocks by investing approximately $3 million in the stock of ten different financial institutions. Also during 1998, the Company sold approximately $506,000 in marketable equity securities to take advantage of price appreciation in these securities. At December 31, 1998, other securities represented 9.2% of the Company's investment portfolio compared to 6.6% at December 31, 1997.

                             MANAGEMENT'S DISCUSSION
--------------------------------------------------------------------------------

       The maturities and weighted-average yield of the Company's investment securities at December 31, 1998 are presented in the following table (dollars in thousands, Equity Securities are included in the "within one year" column). Taxable-equivalent adjustments (using a 34% rate) have been made in calculating the yields on obligations of states and political subdivisions.

                                                   After One            After Five
                                  Within           But Within           But Within            Within
                                 One Year          Five Years            Ten Years           Ten Years
-----------------------------------------------------------------------------------------------------------
                              Amount  Yield        Amount  Yield       Amount  Yield        Amount  Yield
-----------------------------------------------------------------------------------------------------------
U.S. Treasury securities
   and obligations of U.S.
   government agencies      $ 7,168    6.21%    $ 26,533   5.91%   $   7,499   6.17%      $     0   0.00%
Obligations of states and
   political subdivisions     3,597    6.06       14,728   6.68       11,721   7.20           782   8.02
Mortgage-related securities   3,077    6.81       18,715   6.28            0   0.00             0   0.00
Other securities              7,509    3.55        1,800   6.68          200   8.90             0   0.00
-----------------------------------------------------------------------------------------------------------
TOTAL                       $21,351    5.33%    $ 61,776   6.26%    $ 19,420   6.82%      $   782   8.02%
===========================================================================================================

       At December 31, 1998, the Company had $189,000 in net unrealized gains on its held-to-maturity securities and $1,666,000 in net unrealized gains on its available-for-sale securities. Of the unrealized gain on the Company's available-for-sale securities at December 31, 1998, $465,000 was the result of price appreciation on marketable equity securities acquired at the beginning of 1997 and in the fourth quarter of 1998, and $1,201,000 was the result of price appreciation on the investment securities. Unrealized gains and losses resulting from marketable equity securities are impacted by the current market price quoted for the underlying security in relation to the price at which the security was acquired by the Company. Unrealized gains and losses on investment securities are the result of changes in market interest rates and the relationship of the Company's investments to those rates for comparable maturities. Unrealized gains generally result from the interest rates on the Company's portfolio of investment securities exceeding market rates for comparable maturities. Conversely, unrealized losses generally result from the interest rates on the Company's portfolio of investment securities falling below market rates for comparable maturities. If material, unrealized losses could negatively impact the Company's future performance as earnings from these investments would be less than alternative investments currently available and may not provide as wide a spread between earnings and funding costs. The Company does not consider its investment portfolios exposed to material adverse impact to future operating performance resulting from market interest rate fluctuations.

       Deposits

       Deposits are the Company's principal funding source. Deposit inflows and outflows are significantly influenced by general interest rates, money market conditions, market competition, and the overall condition of the economy. For the year ended December 31, 1998, total average deposits increased $119,890,000 (23.4%) due to the inclusion of Richmond and internal deposit growth at SFB, SFBW, & Home. As the Richmond acquisition was consummated on December 31, 1997, no averages for Richmond are included in any average deposit information for the years 1997 and 1996.

       The following table sets forth the average amount of and the average rate paid by the Company on deposits by deposit category (dollars in thousands).

                                                                 Years ended December 31,
---------------------------------------------------------------------------------------------------------------------------
                                            1998                           1997                            1996
---------------------------------------------------------------------------------------------------------------------------
                               Average     Average   % of     Average     Average   % of      Average      Average   % of
                               Amount       Rate     Total    Amount       Rate     Total     Amount        Rate     Total
---------------------------------------------------------------------------------------------------------------------------
Demand deposits             $   72,684     0.00%     11.5% $   58,687      0.00%    11.4%   $   54,601     0.00%     10.8%
NOW accounts                    82,778     2.28      13.1      65,453      2.02     12.8        65,341     2.04      12.9
Money market deposits          109,509     4.38      17.3      86,354      4.37     16.8        79,344     4.15      15.7
Savings                        106,543     2.82      16.8     102,080      2.89     19.9       108,546     2.94      21.5
Time deposits                  261,032     5.79      41.3     200,082      5.70     39.0       198,019     5.75      39.1
---------------------------------------------------------------------------------------------------------------------------
TOTAL                        $ 632,546     3.92%            $ 512,656      3.79%             $ 505,851     3.80%
===========================================================================================================================

       For the year ended December 31, 1998, average non-interest bearing demand deposits increased $13,997,000 (23.9%). The first year inclusion of Richmond in the Company's averages accounted for $7,026,000 of this increase. Exclusive of Richmond, average non-interest bearing demand deposits increased $6,971,000 (11.9%) mainly due to internal growth in both personal and business account relationships during the year. Non-interest bearing demand deposits represent 11.5% of the Company's average deposit portfolio at December 31, 1998 compared to 11.4% at December 31, 1997.

                               [GRAPHIC OMITTED]

       Average NOW accounts increased $17,325,000 (26.5%) for the year ended December 31, 1998 over 1997. Richmond accounted for $17,138,000 of this increase. Exclusive of Richmond, average NOW accounts increased $187,000 (0.3%). At December 31, 1998, NOW accounts represent 13.1% of the Company's average total deposits compared to 12.8% at December 31, 1997.

       Average money market deposits increased $23,155,000 (26.8%) in total and $20,236,000 (23.4%) exclusive of Richmond for the year ended December 31, 1998. The Company continues to experience growth from this funding source due to the popularity of the Money Market Index Account. At December 31, 1998, average money market balances of the Company, represent 17.3% of average total deposits compared to 16.8% at December 31, 1997.

       Average savings balances increased $4,463,000 (4.4%). The inclusion of Richmond added $8,072,000 to the Company's average savings balances. Exclusive of Richmond, average savings balances decreased $3,609,000 (3.5%) due to the declining popularity of this deposit instrument given customers' desire for more attractive interest rates which the Company offers in money market and time deposit accounts. Average savings balances represent 16.8% of average total deposits at December 31, 1998 compared to 19.9% at December 31, 1997.

       Average time deposit balances increased $60,950,000 (30.5%) in total, and $20,994,000 (10.5%) exclusive of Richmond for the year ended December 31, 1998 compared to the year ended December 31, 1997. This increase was mainly due to time deposit growth at Home during the year. At December 31, 1998, average time deposits represent 41.3% of average total deposits compared to 39.0% at December 31, 1997.

       Maturities of time certificates of deposit and other time deposits of $100,000 or more outstanding at December 31, 1998 are summarized as follows (dollars in thousands).

--------------------------------------------------
3 months or less                   $  18,736
Over 3 through 6 months                6,096
Over 6 through 12 months               9,035
Over 12 months                        11,744
--------------------------------------------------
TOTAL                              $  45,611
--------------------------------------------------

       Approximately 5.5% of the Company's total assets at December 31, 1998 were supported by time deposits with balances in excess of $100,000 as compared to 7.2% at December 31, 1997.

       Liquidity

       The primary functions of asset/liability management are to assure adequate liquidity and to maintain an appropriate balance between interest-earning assets and interest-bearing liabilities. Liquidity management involves the ability to meet the cash flow requirements of depositors and borrowers.

       The Company's primary funding sources are deposits, loan principal repayments, and maturities of loans and investment securities. Contractual maturities and amortization of loans and investments are a predictable funding source, whereas deposit flows and loan prepayments are impacted by market interest rates, economic conditions, and competition.

       The Company's primary investment activity is loan origination. For the year ended December 31, 1998, the Company reported a $45,465,000 increase in net loans. Advances from the Federal Home Loan Bank funded $20,000,000 of the net loan increase with the balance funded by deposit growth. Deposits increased $34,910,000 in total, of which $25,465,000 went to fund loan growth. The remaining $9,445,000 in 1998 deposit growth combined with $6,454,000 in cash provided by operating activities and $1,245,000 in net notes payable proceeds, repayments on the Company's ESOP and proceeds from stock option exercises to fund $6,685,000 in net investment securities increases, purchase treasury stock at Home, pay cash dividends, and net increases in cash and cash equivalents. Additionally, the Company issued $2,410,000 in its common stock to fund the LCC acquisition in September, 1998.

       For the year ended December 31, 1997, the Company reported a $52,933,000 net increase in loans exclusive of the Richmond acquisition. Funding for the 1997 loan increase came from $54,103,000 in net investment security maturities during the year.

                            MANAGEMENT'S DISCUSSION
--------------------------------------------------------------------------------

       The residual investment maturities combined with deposit growth, cash provided by operating activities and increases in securities sold under agreements to repurchase were used to reduce federal fund borrowing, purchase additional shares for the Company's ESOP, pay dividends, payoff the installment notes payable incurred in 1995 with the Waterford acquisition, and purchase fixed assets. In 1997, the Company completed its cash acquisition of Richmond, funding the transaction through a combination of cash, investment securities maturities and sales, and notes payable advances.

       Cash and cash equivalents are generally the Company's most liquid assets. The Company's level of operating, financing, and investing activities during a given period impact the resultant level of cash and cash equivalents reported. The Company had liquid assets of $82,230,000 and $80,585,000 at December 31, 1998 and 1997, respectively. Liquid assets in excess of necessary cash reserves are generally invested in short-term investments such as federal funds sold, commercial paper, and interest-earning deposits.

       Interest Rate Sensitivity

       Interest rate risk is an inherent part of the banking business as financial institutions gather deposits and borrow other funds to finance earning assets. Interest rate risk results when repricing of rates paid on deposits and other borrowing does not coincide with the repricing of interest-earning assets. Interest rate sensitivity management seeks to avoid fluctuating net interest margins and to enhance consistent growth of net interest income through periods of changing interest rates. The following table shows the estimated maturity and repricing structure of the Company's interest-earning assets and interest-bearing liabilities for three different independent and cumulative time intervals as of December 31, 1998 (dollars in millions). For purposes of presentation in the following table, the Company used the national deposit decay rate assumptions published by its regulators as of December 31, 1998, which, for NOW accounts, money market accounts, and savings deposits in the one year or less category were 59%, 65%, and 80%, respectively. The table does not necessarily indicate the impact general interest rate movements may have on the Company's net interest income as the actual repricing experience of certain assets and liabilities, such as loan prepayments and deposit withdrawals, is beyond the Company's control. As a result, certain assets and liabilities may reprice at intervals different from the maturities assumed in the following table given the general movement in interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates.


                                                                                          Total
                                                0-30          31-90        91-365         0-365
                                                Days          Days          Days          Days
------------------------------------------------------------------------------------------------
ASSETS
Loans
  Fixed                                    $    17.2      $    10.6     $     42.1   $    69.9
  Variable                                     103.7            0.0            0.0       103.7
Investments                                     23.5            6.1           11.7        41.3
Federal funds                                    8.5            0.0            0.0         8.5
------------------------------------------------------------------------------------------------
Total                                      $   152.9      $    16.7     $     53.8   $   223.4
------------------------------------------------------------------------------------------------
LIABILITIES
Savings deposits                           $     7.0      $    14.1     $     63.3   $    84.4
NOW deposits                                     4.6            9.2           41.5        55.3
Time deposits                                   21.2           42.2          107.7       171.1
Money market deposits                            6.5           13.0           58.6        78.2
Other interest-bearing liabilities              25.0            2.5            6.8        34.3
------------------------------------------------------------------------------------------------
Total                                      $    64.4      $    81.0     $    277.8   $   423.2
------------------------------------------------------------------------------------------------
Interest sensitivity gap                   $    88.6      $   (64.3)    $   (224.0)  $  (199.8)
Cumulative interest sensitivity gap             88.6           24.2         (199.8)     (199.8)
Cumulative interest sensitivity gap as a
  percentage of total earning assets            11.6%           3.2%        (26.1)%      (26.1)%
Cumulative total interest-earning assets
  as a percentage of cumulative
  interest-bearing liabilities                 237.4          116.6          52.8         52.8
------------------------------------------------------------------------------------------------

       At December 31, 1998, interest-sensitive assets and interest-sensitive liabilities subject to repricing within one year, as a percentage of total assets were 26.7% and 51.1%, respectively. Variable rate and maturing fixed rate loans are the primary interest-sensitive assets repricing within one year. Time deposits are the most significant liabilities subject to repricing within one year on the funding side of the balance sheet. The table above demonstrates the Company is liability-sensitive at December 31, 1998, which would normally indicate that the Company's net interest margin would improve if rates decreased and contract if interest rates increased. The consolidation with Home increased the Company's liability sensitive position due to the concentration of Home's loan portfolio in long-term, fixed-rate mortgage loans.

                            MANAGEMENT'S DISCUSSION

       Previously, Home retained all of its fixed rate mortgage originations in its loan portfolio. The Company expects to reduce the average maturity of Home's loan portfolio by selling newly originated mortgages into the secondary market, and by diversifying its lending practices into commercial and consumer loans which will add variable rate loan products to Home's portfolio and reduce the average loan maturity of the fixed rate portfolio.

       Capital Resources

       Total shareholders' equity increased $873,000 in 1998, decreased $1,644,000 in 1997, and increased $66,343,000 in 1996. The increase in 1998 was mainly due to the retirement of Home's Recognition and Retention Plan commensurate with the merger and the annual allocation of ESOP shares in both State's and Home's respective plans. Total shareholders' equity decreased in 1997 due to Home's acquisition of treasury shares and the formation of the Recognition and Retention Plan exceeding the amount of net earnings retention during the year. The 1996 increase was primarily the result of the capital Home raised in its conversion from a mutual to a stock organization. The following table illustrates historical internal growth trends for the years indicated.


                            Years ended December 31,
-----------------------------------------------------------------------------------------
                                               1998                     1997       1996
-----------------------------------------------------------------------------------------
                                                     Exclusive of
                                                    merger-related
                                    As stated           charge
-----------------------------------------------------------------------------------------
Return on assets                      0.15%              0.89%           1.09%    0.76%
Return on equity                      0.86               5.25            5.40     5.05
Earnings retained                  (357.40)             25.40           50.20    72.90
Dividend payout ratio               457.40              74.60           49.80    27.10
Average equity to average assets     16.97                              20.21    15.08
Asset growth                          7.04                              17.69    11.53
-----------------------------------------------------------------------------------------

       There are certain regulatory constraints which affect the Company's capital levels. At December 31, 1998, the Company exceeded all of the regulatory capital requirements. See Note 9 and Note 12 to the consolidated financial statements for additional explanation of these regulatory constraints.

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

       Impact of Year 2000

       At midnight on December 31, 1999, unless the proper modifications have been made, the program logic in many computer systems will start to produce erroneous results because, among other things, the systems will incorrectly read the date "01/01/00" as being January 1 of the year 1900 or another incorrect date. In addition, certain systems may fail to detect that the year 2000 is a leap year. Problems can also arise earlier than January 1, 2000 as dates in the next millennium are entered into non-Year 2000 compliant programs (collectively, such issues are referred to herein as the "Year 2000 Problem"). Like most financial service providers, the Company may be significantly affected by the Year 2000 Problem due to the nature of financial information.

       Compliance Program. In order to address the Year 2000 Problem and to minimize its potential adverse impact, in 1997 the Company initiated a corporate wide project to address the impact of the Year 2000 Problem on its computer application systems, information technology ("IT") related equipment, system software, building controls, and non-IT embedded systems found in such equipment as security systems, currency counters, and elevators. The evaluation of Year 2000 issues included an assessment of the potential impact of the Year 2000 Problem on the Company, including monitoring significant customers, key vendors, service suppliers and other parties material to the Company's operations testing changes provided by these vendors; and developing contingency plans for any critical systems that are not effectively reprogrammed. In the course of this evaluation, the Company has sought written assurances from such third parties as to their state of Year 2000 readiness. The Company's Year 2000 Compliance
Program is divided into five phases: (1) awareness; (2) assessment; (3) renovation; (4) validation; and (5) implementation.

                            MANAGEMENT'S DISCUSSION

       The Company's State of Readiness. Work on the Year 2000 Compliance Program has been prioritized in accordance with risk. The highest priority has been assigned to activities that would disrupt the accuracy and delivery of the Company's banking services to its customers; next is an assessment of the potential credit risk to the Company resulting from its credit customers' state of Year 2000 readiness, or lack thereof, and the potential impact of those efforts on the customers' ability to meet contractual payment obligations; the lowest priority has been assigned to activities that would cause inconvenience or productivity loss in normal business operations such as issues related to internal office machinery, heating and air conditioning systems, and elevators.

       The Company has substantially completed the first two phases of the plan and is currently working internally and with external vendors on the final three phases. Because the Company outsources its data processing, a significant component of the Year 2000 Compliance Program is working with external vendors to test and certify that their systems are Year 2000 compliant. During the weekend of October 3, 1998, the Company's primary data service provider converted State Financial Bank (Wisconsin) and State Financial Bank - Waterford to its Year 2000-ready platform. As part of the conversion, the Company performed a variety of tests to determine the proper functionality of the new platform. No problems were encountered. The Company's other external vendors have surveyed their programs to inventory the necessary changes and have begun correcting the applicable computer programs and replacing equipment so that the Company's information systems will be Year 2000 compliant prior to March 31, 1999. This will enable the Company to devote substantial time to the testing of the upgraded systems prior to the arrival of the new millennium. The Company expects to complete its timetable for carrying out its plans to address Year 2000 issues, and to finish initial testing by March 31, 1999.

       The Company has also conducted a survey of its significant credit customers to determine their state of Year 2000 readiness. Surveys were mailed to all customers whose outstanding loan balance or loan commitment exceeded $200,000. In addition, as part of its ongoing credit underwriting practices, all new and renewed loans must have a Year 2000 risk assessment completed and reported as part of the loan approval process. Based upon the information received from these surveys, the Company does not expect to experience any material collection problems resulting from its customers' Year 2000 readiness, or lack thereof.

       Cost to Address Year 2000 Compliance Issues. Managing the Year 2000 Compliance Program will result in additional direct and indirect costs to the Company. Based upon current internal studies, as well as recently solicited bids from various computer hardware and software vendors, the Company estimates that the total direct cost of resolving the Year 2000 Problem will not exceed $900,000. This estimate includes approximately $471,100 in hardware purchases that the Company expects to capitalize. To date, the Company has incurred approximately $324,000 in costs related to addressing the Year 2000 Problem. The majority of the remaining costs related to resolving the Year 2000 Problem are expected to be incurred in 1999. The Company expects to fund these expenditures through internal sources.

       The estimated costs of, and timetable for, becoming Year 2000 compliant constitute "forward looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such estimates are based on numerous assumptions by management, including assumptions regarding the continued availability of certain resources, the accuracy of representations made by third parties concerning their compliance with Year 2000 issues, and other factors. The estimated costs of Year 2000 compliance also do not give effect to any future corporate acquisitions made by the Company or its subsidiaries.

       Risk of Non-Compliance and Contingency Plans. The major applications which pose the greatest risk to the Company if the implementation of the Year 2000 Compliance Program is not successful are the Company's data services systems supported by third party vendors, loan customers ability to meet contractual payment obligations in the event the Year 2000 Problem has a significant negative impact on their business, internal computer networks, and items processing equipment which renders customers' bank statements and banking transactions. The potential problems which could result from the inability of these applications to correctly process the Year 2000 are the inaccurate calculation of interest income and expense, service delivery interruptions to the Company's banking customers, credit losses resulting from the Company's loan customers inability to make contractual credit obligations, interrupted financial data gathering, and poor customer relations resulting from inaccurate or delayed transaction processing.

       Although the Company intends to complete all Year 2000 remediation and testing activities by March 31, 1999, and although the Company has initiated Year 2000 communications with significant customers, key vendors, service providers, and other parties material to the Company's operations and is diligently monitoring the progress of such third parties in their Year 2000 compliance, such third parties nonetheless represent a risk that cannot be assessed with precision or controlled with certainty. For that reason, the Company intends to develop contingency plans to address alternatives in the event that Year 2000 failures of automatic systems and equipment occur. Preliminary discussions have been held regarding the contingency plan and a final contingency plan is scheduled to be completed by the end of the second quarter of 1999.

       Pending Accounting Changes

       Pending accounting changes for 1999 are set forth in detail as Note 1 to the Notes to the Consolidated Financial Statements contained herein.

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

                  REPORT OF MANAGEMENT AND INDEPENDENT AUDITORS
--------------------------------------------------------------------------------

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

    Michael J. Falbo                          Michael A. Reindl

    /s/Michael J. Flabo                       /s/Michael A. Reindl
    President and Chief Executive Officer     Senior Vice President, Controller,
                                              and Chief Financial Officer

Report of Ernst & Young LLP, Independent Auditors

     Board of Directors and Shareholders
     State Financial Services Corporation

       We have audited the accompanying consolidated balance sheets of State Financial Services Corporation and subsidiaries (the Company) as of December 31, 1998 and 1997, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Home Federal Savings and Loan Association of Elgin for the year ended December 31, 1998, or the consolidated financial statements of Home Bancorp of Elgin, Inc. and subsidiary for the years ended December 31, 1997 and 1996, which statements reflect total assets of $383,231,000 in 1998 and $352,595,000 in 1997, and total interest income of $24,359,000 in 1998, $25,029,000 in 1997 and
$23,059,000 in 1996. Those statements were audited by other accountants whose reports have been furnished to us, and our opinion, insofar as it relates to data included for Home Federal Savings and Loan Association of Elgin and Home Federal Bancorp, Inc. and subsidiary, is based solely on the reports of other accountants.

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

    In our opinion, based on our audits and the reports of KPMG Peat Marwick LLP, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 1998 and 1997, and the consolidated results of its operations and cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                    /S/ERNST & YOUNG LLP
                                               January 22, 1999, except for Note
                                      2, as to which the date is March 12, 1999.


                              FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                           CONSOLIDATED BALANCE SHEETS

                                                        December 31,

                                                              1998                   1997
                                                       --------------------------------------
Assets
Cash and due from banks                                 $ 31,028,203            $ 34,358,642
Interest-bearing bank balances                            29,793,241              34,952,407
Federal funds sold                                         8,508,387              11,273,835
Commercial Paper                                          12,900,000                       -
                                                       --------------------------------------
Cash and cash equivalents                                 82,229,831              80,584,884
Investment securities:
  Held-to-maturity (fair value of $10,479,
   402-1998 and $21,301,412-1997)                         10,290,241              21,088,641
  Available-for-sale (at fair value)                      94,704,827              76,616,660
Loans (net of allowance for loans losses of
   $4,484,504-1998 and $4,370,209-1997)                  607,948,900             563,174,035
Premises and equipment                                    13,333,369              14,027,570
Accrued interest receivable                                4,485,332               4,380,576
Other assets                                              15,376,023              14,000,545
                                                       --------------------------------------
                                                        $828,368,523            $773,872,911
                                                       ======================================

Liabilities and shareholders' equity Deposits:
  Demand                                                $ 81,540,940            $ 75,205,534
  Savings                                                199,266,311             189,641,548
  Money market                                           120,297,093             106,531,817
  Time deposits in excess of $100,000                     45,610,283              32,137,325
  Other time deposits                                    206,190,258             214,478,505
                                                       --------------------------------------
Total deposits                                           652,904,885             617,994,729

Notes payable                                              6,750,000               5,300,000
Securities sold under agreement to repurchase              4,116,677               4,850,000
Federal Home Loan Bank advances                           25,000,000               5,000,000
Accrued expenses and other liabilities                     3,270,762               4,934,465
Accrued interest payable                                   1,688,920               2,030,367
                                                       --------------------------------------
Total liabilities                                        693,731,244             640,109,561

Shareholders' equity:
  Preferred stock $1 par value; authorized-100,000
   shares; issued and outstanding-none - Common stock,
   $ 0.10 par value; authorized-25,000,000 shares;
   10,076,017 shares issued and outstanding in 1998
   and 10,279,007 issued and 10,138,753 outstanding
   in 1997                                                 1,007,602               1,027,901
  Additional paid-in capital                              94,153,564              96,718,054
  Retained earnings                                       43,748,273              47,882,792
  Accumulated other comprehensive income                   1,080,549                 888,649
  Unearned shares held by ESOP                            (5,352,709)             (6,385,962)
  Unearned shares acquired by Recognition and
   Retention Plan                                                  -              (3,898,482)
  Treasury stock                                                   -              (2,469,602)
                                                       --------------------------------------
Total shareholders' equity                               134,637,279             133,763,350
                                                       --------------------------------------
                                                       $ 828,368,523            $773,872,911
                                                       ======================================


See accompanying notes.

                        CONSOLIDATED STATEMENTS OF INCOME



                                                                              Year ended December 31,

                                                                      1998              1997             1996
                                                                 -----------------------------------------------
Interest Income:
Loans                                                            $ 48,705,672      $41,599,154      $ 39,138,477
Investment securities:
  Taxable                                                           6,902,230        6,644,283         5,338,766
  Tax-exempt                                                        1,346,350          839,358           758,689
Interest-bearing bank balances:
  Federal funds sold and other short-term investments                 632,586          148,152           246,412
                                                                 -----------------------------------------------
Total interest income                                              57,586,838       49,230,947        45,482,344
Interest expense:
  Deposits                                                         24,795,930       19,453,399        19,203,627
  Notes payable and other borrowings                                1,126,660          618,079           429,593
                                                                 -----------------------------------------------
Total interest expense                                             25,922,590       20,071,478        19,633,220
                                                                 -----------------------------------------------
Net interest income                                                31,664,248       29,159,469        25,849,124
Provision for loan losses                                             690,000          450,000           330,000
                                                                 -----------------------------------------------
Net interest income after provision for loan losses                30,974,248       28,709,469        25,519,124
Other income:
  Service charges on deposit accounts                               1,955,905        1,670,515         1,827,563
  ATM service charges                                                 760,362          490,708           432,984
  Gain on sale of loans                                               961,517          225,108            76,314
  Merchant services                                                 1,270,240        1,160,692         1,032,587
  Building rent                                                       278,418          310,014           284,456
  Security transaction commissions                                    534,462          122,382           150,611
  Investment securities gains (losses), net                           420,817             (649)                -
  Other                                                               783,007          685,489           476,265
                                                                 -----------------------------------------------
                                                                    6,964,728        4,664,259         4,280,780
Other expenses:
  Salaries and employee benefits                                   12,907,315       10,194,853         9,402,692
  Net occupancy expense                                             1,216,761        1,213,368         1,052,363
  Equipment rentals, depreciation and maintenance                   2,786,845        2,500,073         2,563,398
  Data Processing                                                   1,977,794        1,698,200         1,599,132
  Legal and professional                                            1,140,723          993,799           543,428
  ATMfees                                                             630,449          620,345           618,792
  Merchant services                                                   948,651          917,216           871,237
  Merger-related charges                                            7,917,613                -                 -
  Advertising                                                         900,604          806,037           745,690
  Goodwill amortization                                               632,837          151,426           155,765
  Other                                                             3,741,876        3,100,526         5,180,404
                                                                 -----------------------------------------------
                                                                   34,801,468       22,195,843        22,732,901
                                                                 -----------------------------------------------
Income before income taxes                                          3,137,508       11,177,885         7,067,003
Income taxes                                                        1,980,595        3,961,080         2,419,712
                                                                 -----------------------------------------------
Net income                                                       $  1,156,913      $ 7,216,805      $  4,647,291
                                                                 ===============================================
Basic earnings per share                                         $        .12      $       .75      $        .48
Diluted earnings per share                                                .12              .74               .48
                                                                 ===============================================


See accompanying notes.


                              FINANCIAL STATEMENTS

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY



                                                                                                  Unearned Shares
                                                                                                    Acquired by
                                                                          Accumulated               Recognition
                                               Additional                    Other       Unearned      and
                                     Common     Paid-In      Retained   Comprehensive  Shares Held  Retention   Treasury
                                      Stock     Capital      Earnings      Income        by ESOP       Plan       Stock       Total
------------------------------------------------------------------------------------------------------------------------------------
Balances at January 1, 1996        $ 264,912  $28,568,137  $ 40,870,220   $ (114,357)  $ (524,893)     $   -    $   -    $69,064,019
  Comprehensive income:
    Net income                            -             -     4,647,291            -            -          -        -      4,647,291
    Other comprehensive income -
      Change in net unrealized
      gain on securities available
      -for-sale, net
      of income taxes of $91,255          -             -             -      177,085            -          -        -        177,085
------------------------------------------------------------------------------------------------------------------------------------
Total comprehensive income                -             -     4,647,291      177,085            -          -        -      4,824,376
Cash dividends declared by pooled
  companies:
    State Financial - $0.12 per
     share                                 -             -    (1,260,273)          -            -          -        -    (1,260,273)
  Issuance of 16,092 shares under
    stock plans                        1,610      172,801             -            -            -          -        -        174,411
  Issuance of 6,406,455 shares in
    stock conversion of Home         640,645   67,333,737             -            -   (5,607,400)         -        -     62,366,982
  ESOP shares earned                       -       49,066             -            -      188,813          -        -        237,879
  Six-for-five stock split            53,304      (53,304)            -            -            -          -        -              -
------------------------------------------------------------------------------------------------------------------------------------
Balances at December 31, 1996         960,471  96,070,437    44,257,238       62,728   (5,943,480)         -        -    135,407,394
  Comprehensive income:
    Net income                              -           -     7,216,805            -            -          -        -      7,216,805
    Other comprehensive income -
      Change in net unrealized
         gain onsecurities
         available-for-sale, net
          of income taxes
         of $421,151                        -           -             -      825,921            -          -        -        825,921
------------------------------------------------------------------------------------------------------------------------------------
Total comprehensive income                  -           -     7,216,805      825,921            -          -        -      8,042,726




See accompanying notes.




                                                                                               Unearned Shares
                                                                                                 Acquired by
                                                                      Accumulated                Recognition
                                               Additional               Other      Unearned         and
                                     Common     Paid-In    Retained  Comprehensive Shares Held     Retention   Treasury
                                      Stock     Capital    Earnings     Income      by ESOP        Plan          Stock      Total
------------------------------------------------------------------------------------------------------------------------------------
Cash dividends declared by pooled
 companies:
   State Financial - $0.12 per
   share                              $   -    $      -  $(1,519,166)  $       -     $      -    $       -     $     -  $(1,519,166)
   Home Bancorp - $0.10 per share         -           -   (2,072,085)          -            -            -           -   (2,072,085)
Issuance of 17,007 shares under
  stock plans                         1,700      137,608           -           -            -            -           _      139,308
Issuance of 11,868 shares under
  Dividend Reinvestment Plan          1,187      203,630           -           -            -            -           -      204,817
Purchase of 140,254 shares of
  treasury stock - Home Bancorp           -            -           -           -            -            -  (2,469,602)  (2,469,602)
Purchase of Recognition and
  Retention Plan stock                    -            -           -           -            -   (4,498,249)          -   (4,498,249)
Amortization of award of
  Recognition and Retention Plan
  stock                                   -            -           -           -            -      599,767           -      599,767
  ESOP shares earned                      -      370,922           -           -      626,268            -           -      997,190
Acquisition of additional
  unearned ESOP shares                    -            -           -           -   (1,068,750)           -           -   (1,068,750)
Six-for-five stock split             64,543      (64,543)          -           -            -            -           -            -
------------------------------------------------------------------------------------------------------------------------------------
Balances at December 31, 1997     1,027,901   96,718,054  47,882,792     888,649   (6,385,962)  (3,898,482) (2,469,602) 133,763,350
  Comprehensive income:
   Net income                             -            -   1,156,913           -            -            -            -   1,156,913
   Other comprehensive income -
    Change in net unrealized gain
    on securities available-for-
     sale, net of income taxes of          -           -           -     191,900            -            -            -     191,900
     $132,068
------------------------------------------------------------------------------------------------------------------------------------
Total comprehensive income                -            -   1,156,913     191,900            -            -            -   1,348,813
Cash dividends declared by pooled
  companies:
   State Financial - $0.12 per
    share                                 -            -  (2,581,561)          -            -            -            -  (2,581,561)

   Home Bancorp - $0.10 per share         -            -  (2,709,871)          -            -                         -  (2,709,871)
Issuance of 22,360 shares under
   stock plans                        2,236      237,417           -           -            -            -            _     239,653
Issuance of 113,241shares in
   acquisition of LCC                11,324    2,398,875           -           -            -            -            -   2,410,199
Purchase of 198,338 shares of
   Treasury stock - Home Bancorp          -            -           -           -            -            -   (3,287,456) (3,287,456)
Retirement of 338,593 shares of
  Treasury stock - Home Bancorp     (33,859)  (5,723,199)          -           -            -            -    5,757,058            -
Earned Recognition and Retention
     Plan stock                           -            -           -           -            -    3,898,482            -   3,898,482
   ESOP shares earned                     -      522,417           -           -    1,033,253            -            -   1,555,670
------------------------------------------------------------------------------------------------------------------------------------
Balances at December 31, 1998    $1,007,602  $94,153,564 $43,748,273  $1,080,549  $(5,352,709)  $        -  $         - $134,637,279
====================================================================================================================================

See accompanying notes.



                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                           Year ended December 31,

                                                                   1998              1997             1996
-------------------------------------------------------------------------------------------------------------
Operating activities
Net income                                                    $  1,156,913      $ 7,216,805      $  4,647,291
Adjustments to reconcile net income to net cash
  provided by operating activities:
    Provision for loan losses                                      690,000          450,000           330,000
    Provision for depreciation                                   1,539,644        1,425,949         1,501,376
    Amortization of investment securities
      premiums and accretion of discounts, net                     139,712         (558,770)         (101,766)
    Amortization of goodwill                                       632,837          151,426           155,765
    Amortization of branch acquisition premium                           -           49,442            29,665
    Deferred income tax provision                                  (25,653)        (157,006)           39,014
    Market adjustment for committed ESOP shares                    522,417          370,922            49,066
    Cost of Recognition and Retention Plan                       3,898,481          599,767                 -
    Decrease (Increase) in interest receivable                    (104,756)          84,666          (266,835)
    Increase (Decrease) in interest payable                       (341,447)         235,551          (248,386)
    Realized investment securities losses (gains)                 (420,817)             649                 -
    Other                                                       (1,232,918)        (566,195)         (844,157)
--------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                     $  6,454,413      $ 9,303,206      $  5,291,033

Investing activities
Proceeds from maturity or principal payments of
  held-to-maturity investment securities                        10,757,979       64,644,921        14,461,261
Purchases of held-to-maturity investment
  securities                                                             -                -       (49,225,323)
Purchases of securities available-for-sale                     (53,575,276)     (27,550,247)      (28,578,265)
Maturities and sales of securities available-for-sale           36,132,603       17,008,319        10,571,805
Net increase in loans before business acquisition              (45,464,865)     (52,932,908)      (10,535,774)
Net purchases of premises and equipment                           (777,257)      (1,065,555)       (2,043,248)
Business  acquisition,  net of cash and cash equivalents
  acquired of $1,400 and
  $7,673,036 in 1998 and 1997:
    Loans                                                                -      (50,340,430)                -
    Investment securities available-for-sale                             -      (25,627,465)                -
    Premises and equipment                                         (68,186)      (2,131,733)                -
    Goodwill                                                    (2,584,691)      (6,258,137)                -
    Deposits                                                             -       79,921,649                 -
    Notes payable                                                  204,902        1,400,000                 -
    Other, net                                                      39,176         (156,310)                -
--------------------------------------------------------------------------------------------------------------
Net cash used by investing activities                         $(55,335,615)     $(3,087,896)     $(65,349,544)


See accompanying notes.


                                                                                 Year ended December 31,

                                                                         1998              1997             1996
--------------------------------------------------------------------------------------------------------------------
Financing activities
Net increase in deposits before business acquisitions               $ 34,910,317      $29,609,088      $    414,352
Repayment of notes payable                                              (204,902)        (961,844)         (100,000)
Proceeds of notes payable                                              1,450,000        3,900,000                 -
Net decrease (increase) in guaranteed ESOP obligation                  1,033,253         (442,482)          188,813
Net change in securities sold under agreements to repurchase            (733,483)       2,450,000          (900,000)
Increase (decrease) in Federal Home Loan Bank advances                20,000,000        5,000,000        (4,000,000)
Cash dividends                                                        (5,291,432)      (3,591,252)       (1,260,272)
Proceeds (repayments) of federal funds purchased                               -       (5,600,000)        5,600,000
Purchase of Recognition and Retention Plan stock                               -       (4,498,248)                -
Shares issued in acquisition                                           2,410,199                -                 -
Purchase of treasury stock                                            (3,287,457)      (2,469,602)                -
Issuance of common stock under Dividend Reinvestment Plan                      -          204,818                 -
Proceeds from sale of stock                                                    -                -        62,366,982
Proceeds from exercise of stock options                                  239,654          126,183           174,409
--------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                             50,526,149       23,726,661        62,484,284
--------------------------------------------------------------------------------------------------------------------
Increase in cash and cash equivalents                                  1,644,947       29,941,971         2,425,773
Cash and cash equivalents at beginning of year                        80,584,884       50,642,913        48,217,140
--------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                            $ 82,229,831      $80,584,884      $ 50,642,913
====================================================================================================================
Supplementary information:
  Interest paid                                                     $ 26,265,360      $19,836,509      $ 19,881,232
  Income taxes paid                                                    2,403,500        3,450,040         2,910,975

Non cash transactions - Retirement of treasury stock                   5,757,058                -                 -

See accompanying notes.

                                       30

          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-DECEMBER 31, 1998



1.     Accounting Policies


       The accounting policies followed by State Financial Services Corporation (the Company) and the methods of applying those principles which materially affect the determination of its financial position, cash flows or results of operations are summarized below.

       Organization

       The Company is a multibank holding company headquartered in Hales Corners, Wisconsin. Through its wholly owned banking subsidiaries; State Financial Bank (Wisconsin), State Financial Bank - Waterford, State Financial Bank (Illinois) and Home Federal Savings and Loan Association of Elgin, (collectively, the Banks), the Company provides retail and commercial banking services, brokerage activities and mortgage lending services through its 16 branch locations. The Banks have 9 branch locations in Wisconsin serving Milwaukee, Waukesha and Racine counties and 7 branch locations in Illinois serving McHenry, Lake and Cook counties. The Company is also the parent holding company of State Financial Mortgage Company, which originates fixed and variable rate secondary market mortgage loans selling them service released; State Financial Insurance Agency, a subsidiary of State Financial Bank (Illinois) which sells retail and commercial property and casualty insurance; and Lokken, Chesnut & Cape which provides asset management and financial planning services to the Banks' customers and markets.

       The Banks and the Company's other subsidiaries are subject to competition from other financial institutions and financial service providers and are subject to the regulations of certain federal, State of Wisconsin and State of Illinois agencies and undergo periodic banking examinations by those regulatory agencies.

       Consolidation

       The consolidated  financial statements include the accounts of the parent
company  and  its  subsidiaries.   All  significant  intercompany  balances  and
transactions have been eliminated.

       Business Combinations

       In business combinations accounted for using the purchase method of accounting, the net assets of the companies acquired are recorded at fair value at the date of acquisition. Goodwill is amortized on a straight-line basis over the estimated periods benefited generally 15 years. The results of operations of acquired companies are included since the date of acquisition.

                              FINANCIAL STATEMENTS

1.     Accounting Policies (continued)

       In business combinations accounted for as poolings-of-interests, the financial position and results of operations and cash flows of the respective companies are restated as though the companies were combined for all historical periods. Certain amounts for 1997 and 1996 have been restated to conform with the 1998 presentation.

       Use of Estimates

       In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ from those estimates.

       Cash and Cash Equivalents

       For purposes of the statement of cash flows, cash and cash equivalents include cash and due from banks, interest-bearing bank balances, federal funds sold and other commercial paper investments with an original maturity of three months or less.

       Share Data

       Share data and per share information have been restated for all periods to give effect to the January 28, 1997, six-for-five stock split and the January 27, 1998, six-for-five stock split.

       Investment Securities

       Debt securities that the Company does not have a positive intent and ability to hold to maturity and equity securities are classified as available-for-sale and are carried at estimated fair value, with unrealized gains and losses, net of tax, reported as a separate component of shareholders' equity.

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

       Loan Fees and Related Costs

       Loan origination and commitment fees and certain direct loan origination costs are deferred and the net amounts are amortized as an adjustment of the related loan's yield. The Company is generally amortizing these amounts using the level-yield method over the contractual life of the related loans. Fees related to standby letters of credit are recognized over the commitment period.

       Allowance for Loan Losses

       The allowance for loan losses is composed of specific and general valuation allowances. The Company establishes specific valuation allowances on income-producing real estate loans considered impaired. A loan is considered impaired (and a specific valuation allowance established for an amount equal to the impairment) when the carrying amount of the loan exceeds the present value of the expected future cash flows, discounted at the loans original effective interest rate, or the fair value of the underlying collateral.

       General valuation allowances are based on an evaluation of the various risk components that are inherent in the credit portfolio.

       The risk components that are evaluated include past loan loss experience; the level of nonperforming and classified assets; current economic conditions; volume, growth and composition of the loan portfolio; adverse situations that may affect the borrower's ability to repay; the estimated value of any underlying collateral; peer group comparisons; regulatory guidance; and other relevant factors. The allowance is increased by provisions charged to earnings and reduced by charge-offs, net of recoveries. Management may transfer reserves between specific and general valuation allowances as considered necessary. The adequacy of the allowance for loan losses is approved quarterly by the Company's board of directors. The allowance reflects management's best estimate of the reserves needed to provide for the impairment of commercial and income-producing real estate loans, as well as other credit risks of the Banks and is based on a risk model developed and implemented by management and approved by the Company's board of directors. However, actual results could differ from this estimate and future additions to the allowance may be necessary based on unforeseen changes in economic conditions. In addition, federal regulators periodically review the Banks' allowance for loan losses. Such regulators have the authority to require the Banks to recognize additions to the allowance at the time of their examination.

       A substantial portion of the Banks' loans are to customers located in Southeastern Wisconsin and Northeastern Illinois. Accordingly, the ultimate collectibility of a substantial portion of the Banks' loan portfolios is susceptible to changes in market conditions in that area.

       Premises and Equipment

       Land is carried at cost. Premises and equipment are carried at cost less accumulated depreciation. The provision for depreciation is computed using both accelerated and straight-line methods over the estimated useful lives of the respective assets. Leasehold improvements are amortized using both accelerated and straight-line methods over the shorter of the useful life of the leasehold asset or lease term.

       Earnings Per Share

       Basic earnings per share is computed by dividing net income by the weighted-average common shares outstanding less unearned ESOP shares. Diluted earnings per share is computed by dividing net income by the weighted-average common shares outstanding less unallocated ESOP shares plus the assumed conversion of all potentially dilutive securities. Weighted-average shares outstanding for 1996 assume that Home Bancorp of Elgin, Inc. shares were outstanding for the entire year.

    The denominators for the earnings per share amounts are as follows.
                                      1998        1997          1996
------------------------------------------------------------------------
 Basic:
 Weighted-average number
    of shares outstanding         10,109,059   10,193,642    10,236,643
 Less: weighted-average
    number of unearned
    ESOP shares                     (503,182)   (553,635)      (566,580)
------------------------------------------------------------------------
 Denominator for basic
    earnings per share             9,605,877   9,640,007      9,670,063
========================================================================

 Fully diluted:
 Denominator for basic
    earnings per share             9,605,877   9,640,007     9,670,063
 Add: assumed conversion
    of stock options using
    the treasury stock method         74,089      89,832        39,326
 Denominator for fully diluted
    earnings per share             9,679,966   9,729,839     9,709,389
========================================================================

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

       Stock Option Plan

       Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 allows entities to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made as if the fair value based method defined in SFAS No. 123 had been applied. The Company accounts for its stock option plans in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. As such, compensation expense is recorded for stock options only to the extent that the current market price of the underlying stock exceeded the exercise price on the date of grant. The Company elected to apply the provisions of APB Opinion No. 25 because the alternative requires use of option valuation models that were not developed for use in valuing employee stock options similar to the Company's. The fair value of the stock options granted was not material for the years ended December 31, 1998 and 1997.

       Employee Stock Ownership Plan (ESOP)

       Compensation expense under the ESOP is equal to the fair value of common shares released or committed to be released to participants in the ESOP in each respective period. Common stock purchased by the ESOP and not committed to be released to participants is included in the consolidated balance sheet at cost as a reduction of shareholders' equity.

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

       As of January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." Statement No. 130 establishes new rules for the reporting and display of comprehensive income and its components; however, the adoption of this Statement had no impact on the Company's net income or shareholders' equity. Statement No. 130 requires unrealized gains or losses on the Company's available-for-sale securities, which prior to adoption were reported separately in shareholders' equity, to be included in other comprehensive income. Prior year financial statements have been reclassified to conform to the requirements of Statement No. 130.

                              FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1.     Accounting Policies (continued)

       Effective January 1, 1998, the Company adopted Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information." Statement No. 131 establishes standards for the reporting of financial information from operating segments in annual and interim financial statements. This Statement requires that financial information be reported on the basis that it is reported internally for evaluating segment performance and deciding how to allocate resources to segments. Because this Statement addresses how supplemental financial information is disclosed in annual and interim reports, the adoption had no material impact on the financial statements. The Company evaluates segment performance based on geographic location - State Financial Bank (Wisconsin), State Financial Bank - Waterford, State Financial Bank (Illinois) and Home Federal Savings and Loan Association of Elgin.

       Pending Accounting Changes

       Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. The new Statement resolves inconsistencies that currently exist with respect to derivatives accounting and dramatically changes the way many derivative transactions and hedged items are reported. Statement No. 133 is effective for years beginning after June 15, 1998. The Statement is not expected to have an impact on the Company.

2.     Acquisitions

       On December 15, 1998, the Company merged with Home Bancorp of Elgin, Inc. (Home Bancorp). During the combination, Home Bancorp was merged into State Financial Services Corporation and its wholly owned subsidiary bank, Home, became a wholly owned subsidiary of the Company. Each outstanding share of Home Bancorp common stock was converted into and exchanged for .914 shares of the Company's common stock, resulting in the issuance of 6,067,862 shares. The acquisition was accounted for as a pooling-of-interests and, accordingly, all historical financial information and share data for the Company has been restated to include Home for all periods presented herein. Certain reclassifications were made to the Home financial statements to conform to the Company's presentations. Charges totaling $201,245 were recorded to conform Home's accounting policies for fixed assets and contributions.

       In connection with the merger, the Company recorded charges of $7,917,613 for merger-related costs. Management of the Company currently expects that the Home ESOP will sell a sufficient number of shares to repay the ESOP debt of $3,970,000 in the first quarter of 1999, which may result in additional compensation expense. Shares remaining in the Home ESOP after repayment of the ESOP debt will be allocated to Home ESOP participants. The amount of the additional expense will be dependent upon the market value of the Company's common stock at the time the ESOP is dissolved. Management estimates the amount of the additional compensation expense related to the termination will range between $1,000,000 and $1,500,000, based on an estimated range of market value of the Company's stock of $13.625 and $15.00, respectively.

       Additional employment severance payments, not recorded as of December 31, 1998, and ranging from $835,000 to $1,100,000, may be incurred should five certain Home employees who have contractual severance arrangements all choose to terminate their employment with the Company prior to December 15, 2000. The actual amount of expense incurred, if any, is dependent upon the number of these employees choosing to terminate their employment with the Company and the point in time at which this election is made. The amount of payment actually paid to any one of these five employees will be reduced by the applicable employee's pro rata monthly salary multiplied by the number of months between the merger date (December 15, 1998) and the month in which the employee notifies the Company if higher desire to terminate employment. The Company will recognize any expense resulting from these severance agreements as additional merger-related charges in the period notification is received from one of these Home employees. The Company has received no notice from the employees that they intend to terminate their employment with the Company. Details of the merger-related costs follow:

                                                    1998
                                                  Provision
                                               -------------

Legal, accounting and professional fees        $  2,638,342
RRPtermination                                    3,148,773
Severance                                         1,297,498
Other                                               833,000
                                               -------------
                                               $  7,917,613
                                               =============

       The pretax impact of the merger-related charges on basic and diluted earnings per share was $0.62 in 1998 of the $7,917,613 in merger-related charges recognized in 1998, $7,517,477 was actually paid during the year. The remaining $400,136 of merger-related expenses recognized in 1998 will be paid in 1999.

       On September 8, 1998, the Company completed its acquisition of Lokken, Chesnut and Cape (LCC), an asset management firm located in La Crosse, Wisconsin. The Company purchased the outstanding common stock of LCC in exchange for 113,241 shares of its common stock valued at $21.19 per share on the transaction date. An additional 28,310 shares of common stock may be issued on January 31, 2000, subject to LCC meeting or exceeding certain operating performance targets in 1999, 2000 and 2001. Such additional shares will be recorded as an adjustment of the purchase price. The acquisition was recorded as a purchase. Proforma data to include LCC financial results is not presented as the effect is immaterial.

       On December 31, 1997, the Company completed its acquisition of Richmond Bancorp, Inc. (Bancorp), Richmond, Illinois. The Company purchased the outstanding common stock of Bancorp for $10,787,495 in cash. In connection with the acquisition, the Company borrowed $3,900,000 on its line of credit and assumed $1,400,000 of Bancorp's outstanding debt. The acquisition was recorded using purchase accounting.

       On a pro forma basis, total income, net income, basic earnings per share and diluted earnings per share for the year ended December 31, 1997, after giving effect to the acquisition of Richmond as if it occurred on January 1, 1997, follow.

Total income                              $   61,664
Net income                                     6,539
Basic earnings per share                        0.68
Diluted earnings per share                      0.67
                                          ==========

       On March 12, 1999, the Company entered into a definitive agreement to acquire all of the outstanding stock of First Waukegan Corporation in exchange for $28 million in cash. First Waukegan Corporation is the parent company of Bank of Northern Illinois, N.A., a $212 million national bank headquartered in Waukegan, Illinois. The merger will be accounted for as a purchase and is expected to close no later than the third quarter of 1999.


3.     Restrictions on Cash and Due From Bank Accounts

       The Banks are required to maintain reserve balances with the Federal Reserve Bank. The average amount of reserve balances for the years ended December 31, 1998 and 1997, was approximately $4,169,000 and $3,384,000, respectively.

4.     Investment Securities

    The amortized cost and estimated fair value of investments in debt securities follow.

                                                                              Gross             Gross
                                                           Amortized        Unrealized        Unrealized         Estimated
                                                             Cost              Gains            Losses          Fair Value
                                                         ------------------------------------------------------------------
Held-to-Maturity
December 31, 1998:
U.S. Treasury securities and obligations
 of U.S. government agencies                               $5,340,509         $  58,263      $   (5,672)      $  5,393,100

Obligations of state and political subdivisions             4,449,732           131,333            (823)         4,580,242
Other securities                                              500,000            11,520          (5,460)           506,060
                                                         ------------------------------------------------------------------
                                                          $10,290,241         $ 201,116      $  (11,955)      $ 10,479,402
                                                         ==================================================================

December 31, 1997:
U.S. Treasury securities and obligations of U.S.
 government agencies                                      $11,941,993        $   90,289      $   (5,672)      $ 12,026,610

Obligations of state and political subdivisions             8,646,648           129,717            (823)         8,775,542
Other securities                                              500,000             4,720          (5,460)           499,260
                                                         -----------------------------------------------------------------
                                                          $21,088,641        $  224,726      $  (11,955)      $ 21,301,412
                                                         =================================================================

                                                                              Gross             Gross
                                                           Amortized        Unrealized        Unrealized         Estimated
                                                             Cost              Gains            Losses          Fair Value
                                                         ------------------------------------------------------------------
Available-for-Sale
December 31, 1998:
U.S. Treasury securities and obligations of U.S.
 government agencies                                      $35,859,284        $  539,153      $  (61,131       )$36,337,306
Obligations of state and political subdivisions            26,378,209           544,358          (7,286)        26,915,281
Mortgage-related securities                                21,792,307           201,250         (15,178)        21,978,379
Other securities                                            9,008,946           464,915                -         9,473,861
                                                         ------------------------------------------------------------------
                                                          $93,038,746        $1,749,676      $  (83,595)      $ 94,704,827
                                                         ===================================================================
December 31, 1997:
U.S. Treasury securities and obligations of U.S.
 government agencies                                      $34,880,814        $  167,423      $  (61,131       )$34,987,106
Obligations of state and political subdivisions            17,275,223           183,048          (7,286)        17,450,985
Mortgage-related securities                                17,242,183           158,676         (15,178)        17,385,681
Other securities                                            5,876,327           916,561               -          6,792,888
                                                         ------------------------------------------------------------------
                                                          $75,274,547        $1,425,708      $  (83,595)      $ 76,616,660
                                                         ------------------------------------------------------------------

                              FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


4.     Investment Securities (continued)

       The amortized cost and estimated fair value of investment securities at December 31, 1998, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers or issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Equity Securities are included in the "Due in one year or less" line.

                                                  Held-to-Maturity                   Available-for-Sale

                                             Amortized          Estimated        Amortized         Estimated
                                               Cost             Fair Value         Cost           Fair Value
                                          --------------------------------------------------------------------
  Due in one year or less                   $ 6,386,253       $  6,427,893      $14,964,743      $ 15,392,742
  Due after one year through five years       1,794,646          1,814,818       59,981,838        60,885,020
  Due after five years through ten years      1,657,475          1,754,105       17,762,165        18,095,425
  Due after ten years                           451,867            482,586          330,000          331,640
                                          --------------------------------------------------------------------
                                            $10,290,241       $ 10,479,402      $93,038,746      $ 94,704,827
                                          ====================================================================



       The Company's investments in mortgage-related securities have been allocated to the various maturity categories based on expected maturities using current prepayment estimates.

       Proceeds from sales of investments in debt and marketable equity available-for-sale securities were $13,308,960 and $980,565 during 1998 and 1997, respectively. Gross gains of $420,817 and no losses were realized on the 1998 sales. Gross losses of $649 and no gains were realized on the 1997 sales. No investment securities were sold during 1996.

                                                                        1998
                                                     ---------------------------------------
                                                        Before           Tax       Net-of-
                                                          Tax         (Benefit)       Tax
                                                        Amount         Expense       Amount
                                                     ---------------------------------------
Unrealized gains on available-for-sale securities    $  744,785      $  297,070   $  447,715
Less: reclassification adjustment for gains
realized in net income                                 (420,817)       (165,002)    (255,815)
                                                     ---------------------------------------
Net unrealized gains                                 $  323,968      $  132,068   $  191,900
                                                     =======================================

                                                                         1997
                                                     ---------------------------------------
                                                        Before           Tax        Net-of-
                                                          Tax         (Benefit)       Tax
                                                        Amount         Expense       Amount
                                                     ---------------------------------------
Unrealized gains on available-for-sale securities    $1,246,423     $  420,897   $  825,526
Less: reclassification adjustment for gains
realized in net income                                      649            254          395
                                                     ---------------------------------------
Net unrealized gains                                 $ 1,247,072     $  421,151   $  825,921
                                                     =======================================


                                                                        1996
                                                     ---------------------------------------
                                                        Before           Tax        Net-of-
                                                          Tax         (Benefit)       Tax
                                                        Amount         Expense       Amount
                                                     ---------------------------------------
Unrealized gains on available-for-sale securities    $  268,310      $   91,225   $  177,085
Less: reclassification adjustment for gains
 realized in net income                                       -               -            -
                                                     ---------------------------------------
Net unrealized gains                                 $  268,310      $   91,225   $  177,085
                                                     =======================================

       At December 31, 1998 and 1997, investment securities with a carrying value of $25,430,899 and $29,981,479, respectively, were pledged as collateral to secure public deposits and for other purposes.

5.  Loans

    A summary of loans outstanding at December 31, 1998 and 1997, follows.

                                  1998                   1997
                            ------------------------------------
       Commercial           $  56,675,361          $ 56,029,636
       Consumer                37,518,890            37,496,793
       Real estate mortgage   506,844,544           461,699,947
       Other                   11,394,609            12,317,868
                            ------------------------------------
                            $ 612,433,404          $567,544,244
                            ====================================

6.     Allowance for Loan Losses

Changes in the allowance for loan losses for the three years ended December 31, 1998, are as follows.


                                   1998               1997             1996
                              -------------------------------------------------
Balance at beginning of year  $ 4,370,209          $ 3,552,378      $ 3,537,073
   Allowance from
      acquired bank                     -              678,235                -
   Provision for loan losses      690,000              450,000          330,000
   Charge-offs                   (799,609)            (381,037)        (385,714)
   Recoveries                     223,904               70,633           71,019
                              -------------------------------------------------
   Net charge-offs               (575,705)            (310,404)        (314,695)
                              -------------------------------------------------
Balance at end of year        $ 4,484,504          $ 4,370,209      $ 3,552,378
                              =================================================

       Total nonaccrual loans were $3,245,065 and $3,500,405 at December 31, 1998 and 1997, respectively.

7.     Loans to Related Parties

       In the ordinary course of business, loans are granted to related parties, which include bank officers, principal shareholders, directors and entities in which such persons are principal shareholders. Loans outstanding at December 31, 1998 and 1997, to such related parties were approximately $13,542,228 and $11,467,427, respectively. During 1998, approximately $7,413,316 of new loans were made and repayments totaled approximately $5,338,515. Loans to related parties were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectibility.

8.     Premises and Equipment

       A summary of premises and equipment at December 31, 1998 and 1997, is as follows.

                                            1998              1997
                                    ---------------------------------
Buildings                            $   14,000,208       $14,017,910
Furniture and equipment                  12,063,683        11,084,986
Leasehold improvements                    2,385,413         2,315,889
                                    ---------------------------------
                                         28,449,304        27,418,785

Less accumulated depreciation           (17,751,796)      (16,027,076)

Land                                      2,635,861         2,635,861
                                    ---------------------------------
                                     $   13,333,369        14,027,570
                                    =================================

9.     Notes Payable

       The Company has a $10,000,000 line of credit available through April 30, 1999, at 90-day LIBOR plus 1.35% (6.94% at December 31, 1998). As of December 31, 1998, $6,750,000 is outstanding on the line. As of December 31, 1997, $3,900,000 was outstanding on the line. The Company had a revolving credit agreement which had an outstanding balance of $1,400,000 at December 31, 1997. This loan was paid and the revolving credit agreement terminated on January 14, 1998.

       At December 31, 1998 and 1997, advances from the Federal Home Loan Bank of Chicago totaled $25,000,000 and $5,000,000, respectively, which were due on demand under an open line of credit of $63,430,000. The interest rate on the advances at December 31, 1998 and 1997, was 5.13% and 6.92%, respectively. The Company has a collateral pledge agreement whereby it agrees to keep on hand, free of all other pledges, loans and encumbrances, performing loans with unpaid principal balances aggregating no less than 167% of the outstanding secured advances. All stock in the Federal Home Loan Bank of Chicago is also pledged as additional collateral for advances.

10.    Employee Benefit Plans

       The Company has a noncontributory money purchase pension plan covering substantially all employees who meet certain minimum age and service requirements. Annual contributions are fixed based on compensation of participants. Home employees became eligible to participate in the plan upon consummation of the business combination. Home employees received full credit for service with Home for purposes of eligibility and are treated as new hires for purposes of vesting. The Company's contribution to the pension plan for each participant is an amount equal

                              FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


10.    Employee Benefit Plans (continued)

to 4% of the participant's total eligible compensation plus an additional 2% of the participant's eligible compensation in excess of $20,000. Home sponsored a noncontributory pension plan which was terminated by the board of directors of Home effective August 31, 1996. Plan benefits ceased to accrue on June 20, 1996. Upon termination, all benefits became 100% vested and all persons entitled to benefits were entitled to request an immediate lump-sum settlement of the benefit entitlement. The Company recorded a pension curtailment expense of $837,000 in 1996 in conjunction with the termination of the Home Pension Plan. The Home Pension Plan was liquidated in January, 1997, and $182,000 in excess funds reverted back to the Company. The Company's funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes. Exclusive of the Home Pension curtailment expense, Company contributions are made annually at the discretion of the board of directors and amounted to $128,965 in 1998, $150,334 in 1997 and $309,788 in 1996. Plan assets are invested in a diversified portfolio of high-quality debt and equity investments.

       The Company sponsors a 401(k) savings plan which covers all full-time employees who have completed one year of service and are at least 21 years old. Home employees became participants of the plan upon consummation of the merger and received credit for prior service for purposes of eligibility and vesting. Company contributions are discretionary. The Company has not made any contributions for 1998, 1997 and 1996.

       The Company has an Employees' Stock Ownership Plan (ESOP) for the benefit of employees meeting certain minimum age and service requirements. Company contributions to the ESOP trust, which was established to fund the plan, are made on a discretionary basis and are expensed to operations in the year committed. The number of shares released to participants is determined based on the annual contribution amount plus any dividends paid on unearned shares divided by the market price of the stock at the contribution date.

       In addition, Home had an ESOP formed in September 1996. The Home ESOP covers substantially all Home employees that are age 21 or over with at least 1,000 hours of service. The Home ESOP borrowed $5,607,400 from Home Bancorp and purchased 512,516 common shares. Home committed to make discretionary contributions to the Home ESOP sufficient to meet debt service requirements of the loan over a period of ten years. During the years ended December 31, 1998, 1997 and 1996, 85,587, 51,252 and 12,813 shares were allocated, respectively.

       On December 15, 1998, in connection with the merger of Home Bancorp with the Company, common shares held by the Home ESOP were converted into an equivalent number of shares of the Company using the merger exchange ratio of
 .914 per share. As discussed in Note 2, management of the Company currently expects that the Home ESOP will sell a sufficient number of shares to repay the ESOP debt. Subsequent to the Home ESOP debt repayment the Home ESOP will be merged into the Company 401(k) plan.

       The aggregate activity in the number of unearned ESOP shares follows.

                                      1998          1997        1996
                                    -----------------------------------

Balance at beginning of year        $ 545,976    $ 550,658    $ 60,472
Shares committed to be released      (100,280)     (64,682)    (22,330)
Additional shares purchased                 -       60,000     512,516
                                    -----------------------------------
Balance at end of year              $ 445,696    $ 545,976    $550,658
                                    ===================================


       At December 31, 1998, the fair value of unearned ESOP shares is $6,685,445. Total ESOP expense recognized for the years ended December 31, 1998, 1997 and 1996, was $1,069,000, $932,000 and $189,000, respectively.

       Recognition and Retention Plan (RRP)

       On April 17, 1997, Home adopted an RRP. The fair value of the Home Bancorp shares on the grant date is amortized to compensation expense as Home's employees and directors become vested in those shares. The aggregate purchase price of all shares acquired by the RRP is reflected as a reduction of shareholders' equity. Shares vested at a rate of 20% per year with the first vesting period ending May 1, 1998.

       As provided for under the plan provisions, all RRP shares granted became fully vested on November 5, 1998, the date the shareholders' of Home Bancorp approved Home Bancorp's merger with the Company. The accelerated vesting resulted in additional compensation expense of $3,148,773 for the year ended December 31, 1998, which is classified as part of the merger-related charges. For the years ended December 31, 1998 and 1997, RRP expense totaled $3,898,481 and $599,766, respectively. All shares which were granted under the RRP were distributed to employees during the year ended December 31, 1998.

11.    Income Taxes

       The Company and its subsidiaries file a consolidated federal income tax return. The subsidiaries provide for income taxes on a separate-return basis and remit to the Company amounts determined to be currently payable or realize the benefit they would be entitled to on such a basis. The Company and subsidiaries file separate state income tax returns for Wisconsin and a combined State Return for Illinois.

       Significant components of the provision for income taxes attributable to continuing operations are as follows.

                         1998         1997          1996
                   ----------------------------------------
Current:
  Federal          $  2,890,595   $3,537,080    $2,028,712
  State                 591,000      581,000       352,000
                   ----------------------------------------
                      3,481,595    4,118,080     2,380,712
Deferred (credit):
  Federal            (1,205,000)    (133,000)       55,000
  State                (296,000)     (24,000)      (16,000)
                   ----------------------------------------
                     (1,501,000)    (157,000)       39,000
                   ----------------------------------------
                   $  1,980,595   $3,961,080    $2,420,712
                   ========================================

       Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities of December 31, 1998 and 1997, are as follows.

                                                     1998               1997
                                                --------------------------------
Deferred tax assets:
  Federal net operating loss carryforward       $   169,000        $   207,000
  State net operating loss carryforward             330,000            315,000
  Accumulated depreciation                                -             68,000
  Recognition and Retention Plan                  1,399,000             247,000
  Unearned income                                   265,000                   -
  Deferred loan fees                                304,000             495,000
  Other                                             378,000             376,000
                                                --------------------------------
                                                  2,845,000           1,708,000
Valuation allowance for deferred tax assets        (491,000)           (518,000)
                                                --------------------------------

Net deferred tax assets                           2,354,000           1,190,000

Deferred tax liabilities:
  FHLB dividends                                    157,000             164,000
  Accumulated depreciation                           49,000                   -
  Allowance for loan losses                          79,000             477,000
  Unrealized gain on investment securities          585,000             453,000
  Net deferred tax liabilities - other              397,000             378,000
                                                --------------------------------
Total deferred tax liabilities                    1,267,000           1,472,000
                                                --------------------------------
Net deferred tax asset (liability)              $ 1,087,000        $   (282,000)
                                                ================================

       The income tax expense differs from that computed at the federal statutory corporate tax rate as follows.

                                           1998          1997        1996
                                        -------------------------------------
Income before income taxes              $3,137,508   $ 11,177,885  $7,067,003
                                        =====================================
Income tax expense at the federal
  statutory rate of 34%                 $1,066,753   $  3,800,515  $2,402,935
Increase (decrease) resulting from:
  Tax-exempt interest income              (532,000)      (322,000)   (280,000)
  State income taxes, net of federal
    income tax benefit                     195,000        367,569     231,999
  Nondeductible merger-related
    expenses                               932,000              -           -
  Goodwill amortization                    291,000              -           -
  Increase (decrease) in valuation
    allowance for deferred
      tax assets                           (35,000)        39,000     (20,000)
  Other                                     62,842         75,996      84,778
                                        -------------------------------------
                                        $1,980,595    $ 3,961,080  $2,419,712
                                        =====================================

       At  December  31,  1998,  the Company  had  federal  net  operating  loss
carryforwards   of   approximately   $431,000  and  state  net  operating   loss
carryforwards of approximately $6,810,000. The federal net operating loss carryforwards and $431,000 of state net operating loss carryforwards are subject to an annual limitation of approximately $100,000 and are available to reduce future tax expense through the year ending December 31, 2009. The remaining state net operating loss carryforwards expire in years 1999 through 2013.

       Retained earnings at December 31, 1998 and 1997, include $4,798,000 for which no provision for federal income tax has been made. Home qualified under provisions of the Internal Revenue Code that permitted it to deduct from taxable income an allowance for bad debts that differed from the provision for losses charged to income for financial reporting purposes. If income taxes had been provided, the deferred tax liability would have been approximately $1,800,000.

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

       As of December 31, 1998, the Banks had net retained earnings of $4,665,000, which are available for distribution to the Company as dividends without prior regulatory approval.

       Under Federal Reserve Bank regulations, the Banks are limited as to the amount they may loan to their affiliates, including the Company, unless such loans are collateralized by specified obligations. At December 31, 1998, the maximum amount available for transfer from the Banks to the Company in the form of loans approximated 10% of the Banks' consolidated net worth.

       The Office of Thrift Supervision (OTS) imposes limitations upon all capital distributions by savings institutions, including cash dividends. An institution that exceeds all fully phased-in capital requirements before and after a proposed capital distribution (Tier1 Association), and has not been advised by the OTS that it is in need of more than normal supervision, could, after prior notice but without the approval of the OTS, make capital distributions during a calendar year up to the higher of (i) 100% of its net income to date during the calendar year, plus the amount that would reduce by one-half its surplus capital ratio (the excess capital over its fully phased-in capital requirements) at the beginning of the calendar year; or (ii) 75% of its net income over the most recent four-quarter period. Any additional capital distributions would require prior regulatory approval. The OTS has the ability to object to a capital distribution notice on safety and soundness grounds.

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

       The Company's maximum exposure to credit loss for loan commitments (unfunded loans and unused lines of credit) and standby letters of credit outstanding at December 31, 1998, were $63,343,000 and $1,360,000, respectively. All such arrangements expire in 1999. Loan commitments and standby letters of credit were $39,963,000 and $714,000, respectively, at December 31, 1997.

14.    Leases

       The Company rents space for banking facilities under operating leases. Certain leases include renewal options and provide for the payment of building operating expenses and additional rentals based on adjustments due to inflation. Rent expense under operating leases totaled approximately $453,583, $563,720 and $483,289 in 1998, 1997 and 1996, respectively.

       Future minimum payments for the years indicated under noncancellable operating leases with initial terms of one year or more consisted of the following at December 31, 1998.

    1999                     $   428,000
    2000                         437,000
    2001                         397,000
    2002                         397,000
    2003                         392,000
    Thereafter                 1,772,000
                             -----------
                             $ 3,823,000
                             ===========

15.    Regulatory Capital

       The Company and subsidiary Banks are subject to various regulatory capital requirements administered by state and federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators, that, if undertaken, could have a direct material effect on the Company's and subsidiary Banks' financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and subsidiary Banks must meet specific capital guidelines that involve quantitative measures of the Company's and subsidiary Banks' assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company and subsidiary Banks' capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings and other factors.

       Quantitative measures established by regulation to ensure capital adequacy require the Company and subsidiary Banks to maintain minimum amounts and ratios (set forth in the table on the next page) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1998, that the Company and subsidiary Banks meet all capital adequacy requirements to which they are subject.

15.    Regulatory Capital (continued)

       As of December 31, 1998, the most recent notification from state regulators categorized the Company and subsidiary Banks as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Company and subsidiary Banks must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institutions' category.

       The Company's and subsidiary Banks' actual, minimum and well capitalized capital amounts and ratios are also presented in the table (dollars in thousands).

                                                                                 To Be Well
                                                                              Capitalized Under
                                                       For Capital            Prompt Corrective
                                                    Adequacy Purposes         Action Provisions              Actual
                                                --------------------------------------------------------------------------
                                                  Amount       Ratio         Amount      Ratio       Amount       Ratio
                                                --------------------------------------------------------------------------
As of December 31, 1998
Total Capital (to Risk Weighted Assets):
    Consolidated                                 $41,674         8 %     $52,092         10 %        $128,371      24.6%
    State Financial Bank (Wisconsin)              15,908         8        19,885         10            24,951      12.5
    State Financial Bank - Waterford               2,950         8         3,687         10             4,348      11.8
    State Financial Bank (Illinois)                3,732         8         4,665         10             6,933      14.9
    Home Federal Savings                          18,046         8        22,558         10            73,604      32.6

Tier I Capital (to Risk Weighted Assets):
    Consolidated                                  20,837         4        31,255          6           123,897      23.8
    State Financial Bank (Wisconsin)               7,954         4        11,931          6           22,888       11.5
    State Financial Bank - Waterford               1,475         4         2,212          6            3,886       10.5
    State Financial Bank (Illinois)                1,866         4         2,799          6            6,349       13.6
    Home Federal Savings                             N/A        N/A       13,535          6           72,425       32.1

Tier I Capital (to Average Assets):
    Consolidated                                  32,538         4        40,673          5          123,896       15.2
    State Financial Bank (Wisconsin)              11,174         4        13,968          5           22,889        8.2
    State Financial Bank - Waterford               2,103         4         2,628          5            3,887        7.4
    State Financial Bank (Illinois)                3,133         4         3,916          5            6,370        8.1
    Home Federal Savings                          11,502         3        19,170          5           72,425       18.9

As of December 31, 1997

Total Capital (to Risk Weighted Assets):
    Consolidated                                 $37,485         8 %     $46,857         10 %         $33,034       7.1%
    State Financial Bank (Wisconsin)              15,278         8       19,098          10            24,686      12.9
    State Financial Bank - Waterford               2,477         8        3,097          10             4,110      13.3
    State Financial Bank (Illinois)                4,193         8        5,241          10             6,576      12.5
    Home Federal Savings                          15,100         8       18,874          10            70,272      37.2

Total Capital (to Risk Weighted Assets):
    Consolidated                                  18,743         4       28,114           6            29,728       6.3
    State Financial Bank (Wisconsin)               7,639         4       11,459           6            22,596      11.8
    State Financial Bank - Waterford               1,239         4        1,858           6             3,721      12.0
    State Financial Bank (Illinois)                2,096         4        3,145           6             5,921      11.3
    Home Federal Savings                             N/A        N/A       11,324          6            69,208      36.7

As of December 31, 1997

Tier I Capital (to Average Assets):
  Consolidated                                    26,792         4        33,490          5            29,728       4.4
  State Financial Bank (Wisconsin)                10,608         4        13,260          5            22,596       8.5
  State Financial Bank - Waterford                 1,865         4         2,332          5             3,721       8.0
  State Financial Bank (Illinois)                  3,218         4         4,022          5             5,921       7.4
  Home Federal Savings                             9,946         3        16,663          5            69,208      20.9

16.    Stock Plans and Options

       The Company's board of directors adopted the 1990 Stock Option/Stock Appreciation Rights and Restricted Stock Plan for Key Officers and Employees, and the 1990 Director Stock Option Plan (collectively, the 1990 Stock Plans).

       At the Annual Shareholders' Meeting held on May 13, 1998, the shareholders approved the 1998 Stock Incentive Plan allowing for the grant of restricted stock, incentive stock options and non-qualified option to officers, directors, and key consultants of the Company (the 1998 Plan). The 1998 Plan replaced the 1990 Stock Plans.

       The Company has reserved 425,000 shares of its common stock as of December 31, 1998, for the exercise of options and issuance of shares under the 1998 Plan. Options are exercisable at a price equal to the fair market value of the shares at the time of the grant. Options must be exercised within ten years after grant.

       Stock Option Plan

       On April 17, 1997, Home, adopted a stock option plan (Home Plan) pursuant to which Home's board of directors may grant stock options to directors, officers and employees of Home. Substantially all options were granted in 1997. Options vest at a rate of 20% per year. The exercise price is equal to the fair market value of the common stock at the date of grant, and the option term cannot exceed ten years. On December 15, 1998, in connection with the merger of Home with the Company, all common stock options under the plan became fully vested and were converted into an equivalent number of options to purchase shares of the Company using the merger exchange ratio of .914 per share. On an adjusted basis, options to purchase 640,645 shares were authorized under the Home Plan.

       A summary of all restricted stock and stock option transactions follows.

                                    Number of
                                    Shares of                     Number                        Total
                                   Restricted                    of Stock                      Number
                                      Stock           Price       Options       Price         of Shares
                                  ---------------------------------------------------------------------
Balance at December 31, 1995        11,163     $5.07 - $  8.11  108,296    $  3.85 - $  9.26  119,459
  Granted                                -           -            8,165      9.55 - 13.05       8,165
  Vested restricted stock           (2,074)       6.87 - 7.52         -            -           (2,074)
  Exercised                              -             -        (23,420)      3.85 - 8.11     (23,420)
  Canceled                               -             -           (726)      5.07 - 6.87        (726)
                                  ---------------------------------------------------------------------
Balance at December 31, 1996         9,089        5.07 - 8.11    92,315      3.85 - 13.03     101,404
  Granted                              600           21.87      646,712      14.15 - 21.87    647,312
  Vested restricted stock           (7,517)       5.07 - 8.11         -            -           (7,517)
  Exercised                              -             -        (20,113)      4.22 - 8.11     (20,113)
  Canceled                               -             -         (1,555)      5.07 - 8.25      (1,555)
                                  ---------------------------------------------------------------------
Balance at December 31, 1997         2,172       5.07 - 21.87   717,359      3.85 - 21.87     719,531
  Granted                                -             -          7,000          15.53          7,000
  Vested restricted stock             (519)          22.00            -                          (519)
  Exercised                              -             -        (22,637)     4.23 - 14.15     (22,637)
  Canceled                               -             -           (774)     8.11 - 13.03        (774)
                                  ---------------------------------------------------------------------
Balance at December 31, 1998         1,653      $5.07 - $22.00  700,948     $3.85 - $21.87    702,601
                                  ---------------------------------------------------------------------

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

       In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Certain fin-ancial instruments and all nonfinancial instruments are excluded from the following disclosures. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

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

       Cash and Due From Banks,
       Federal Funds Sold and Commercial Paper

       The carrying amounts reported in the balance sheet for cash, federal funds sold and other short-term investments approximate those assets' fair values.

       Investment Securities

       Fair values for investment securities are based on quoted market prices, where available.

       Loans Receivable

       For variable-rate mortgage loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for commercial real estate loans and fixed-rate mortgage, consumer and other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

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

       The  carrying  amounts  and  fair  values  of  the  Company's   financial
instruments consist of the following at December 31, 1998 and 1997.

                                                            1998                                   1997
                                                -----------------------------------------------------------------
                                                   Carrying         Fair               Carrying          Fair
                                                    Amount          Value               Amount           Value
                                                -----------------------------------------------------------------
Cash and due from banks                          $31,028,203    $31,028,203          $34,358,642    $ 34,358,642
Federal funds sold                                 8,508,387      8,508,387           11,273,835      11,273,835
Other short-term investments                      12,900,000     12,900,000                    -               -
Interest-bearing bank balances                    29,793,241     29,793,241           34,952,407      34,952,407
Investment securities                            104,995,068    105,184,229           97,705,301      97,918,072
Accrued interest receivable                        4,485,332      4,485,332            4,380,576       4,380,576
Loans                                            612,433,404    614,101,163          567,544,244     571,892,343
Deposits                                         652,904,886    656,566,765          617,994,567     602,088,064
Securities sold under agreement to repurchase      4,116,677      4,116,677            4,850,000       4,850,000
Federal funds purchased                           25,000,000     25,000,000            5,000,000       5,000,000
Notes payable                                      6,750,000      6,750,000            5,300,000       5,300,000
Accrued interest payable                           1,688,920      1,688,920            2,030,367       2,030,367
                                                -----------------------------------------------------------------

18.    Segment Information

       Description of Reportable Segments

       The Company evaluates segment performance for each subsidiary bank, which is differentiated primarily by geographic location. The Company has four reportable segments: State Financial Bank (Wisconsin), State Financial Bank - Waterford, State Financial Bank (Illinois) and Home Federal Savings and Loan Association of Elgin. Each State Financial Bank provides a full range of retail and commercial banking services. Additionally, State Financial Bank (Illinois) provides insurance brokerage services. Home provides primarily one - to four-family residential mortgage lending funded by retail deposits.

       Measurement of Segment Profit or Loss

       Management evaluates the after-tax performance of each of the subsidiary banks based on that bank's actual earning assets, nonearning assets and funding sources. Each subsidiary bank has its own net interest income, provision for loan losses, other income, noninterest expense and income tax provision as captured by the bank's accounting systems. The accounting policies of the reportable segments are the same as those disclosed on the summary of significant accounting policies. The "all other" category includes primarily the results of the parent company. Intercompany and other amounts, which are included in "all other," are not material.

       Segment Profit and Loss Statements and
       Other Information

       The following tables contain profit (loss) statements for each of the subsidiary banks for the years ended December 31, 1998 and 1997.

                                                                Year ended December 31, 1998
                             ------------------------------------------------------------------------------------------------
                                                                               Home Federal
                                   State           State           State        Savings and
                                 Financial       Financial       Financial         Loan
                                   Bank           Bank -           Bank         Association
                                (Wisconsin)      Waterford      (Illinois)       of Elgin           All Other    Consolidated
                             ------------------------------------------------------------------------------------------------
Interest income               $20,935,463     $  3,823,423    $  6,240,364    $ 26,562,628    $     24,960    $ 57,586,838
Interest expense                8,591,552        1,841,284       3,496,908      11,876,189         116,657      25,922,590
                             ------------------------------------------------------------------------------------------------
Net interest income            12,343,911        1,982,139       2,743,456      14,686,439         (91,697)     31,664,248
Provision for loan losses         300,000           30,000         240,000         120,000               -         690,000
                             ------------------------------------------------------------------------------------------------
Net interest income after
  provision for loan losses    12,043,911        1,952,139       2,503,456      14,566,439         (91,697)     30,974,248
Other income                    3,669,152          400,772       1,223,697       1,138,617         532,490       6,964,728
Merger-related charges            222,830                -               -       6,834,058         860,725       7,917,613
Other noninterest expense       9,248,979        1,736,632       3,731,499      11,566,242         600,503      26,883,855
                             ------------------------------------------------------------------------------------------------
Income (loss) before income
  taxes                         6,241,254          616,279          (4,346)     (2,695,244)     (1,020,435)      3,137,508
Income taxes                    1,994,411          198,192          95,526        (230,043)        (77,491)      1,980,595
                             ------------------------------------------------------------------------------------------------
Net income                    $ 4,246,843     $    418,087    $    (99,872)   $ (2,465,201)   $   (942,944)   $  1,156,913
                             ================================================================================================
Total assets                 $279,299,451     $ 60,856,396    $ 83,346,810    $397,382,333    $  7,483,533    $828,368,523
                             ================================================================================================
                                                                Year ended December 31, 1997
                             ------------------------------------------------------------------------------------------------
Interest income              $ 20,628,960     $  3,308,064    $          -    $ 25,028,958    $    264,965    $ 49,230,947

Interest expense                8,091,190        1,484,181               -      10,549,507         (53,400)     20,071,478
                             ------------------------------------------------------------------------------------------------
Net interest income            12,537,770        1,823,883               -      14,479,451         318,365      29,159,469
Provision for loan losses         300,000           30,000               -         120,000               -         450,000
                             ------------------------------------------------------------------------------------------------
Net interest income after
   provision for loan losses   12,237,770        1,793,883               -      14,359,451         318,365      28,709,469
Other income                    3,145,508          227,268               -       1,288,280           3,203       4,664,259
Merger-related charges                  -                -               -               -               -               -
Other noninterest expense       9,012,511        1,455,127               -      11,002,914         725,291      22,195,843
                             ------------------------------------------------------------------------------------------------
Income (loss) before income
 taxes                          6,370,767          566,024               -       4,644,817        (403,723)     11,177,885
Income taxes                    2,095,845          186,246               -       1,802,176        (123,187)      3,961,080
                             ------------------------------------------------------------------------------------------------
Net income                    $ 4,274,922     $    379,778    $          -    $  2,842,641    $   (280,536)   $  7,216,805
                             ================================================================================================
Total assets                 $273,971,650    $ 51,125,022    $ 93,413,383    $352,594,858    $  2,767,998    $773,872,911
                             ================================================================================================

1. No operating results are presented for State Financial Bank (Illinois) due to its purchase by the Company effective December 31, 1997.

19. State Financial Services Corporation (Parent Company only) Financial Information

       Financial statements of the Company at December 31, 1998 and 1997, and for the three years ended December 31, 1998, follow.




                                 BALANCE SHEETS

                                                                     December 31,
                                                                 1998             1997
                                                          --------------------------------
Assets
Cash and cash equivalents                                  $ 14,608,694      $ 22,042,980
Investments:
  Available-for-sale                                          3,927,711         1,917,988
  Held-to-maturity                                              100,000           100,000
Investment in State Financial Bank (Wisconsin)               23,462,124        23,157,881
Investment in State Financial Bank - Waterford                5,231,692         5,153,146
Investment in State Financial Mortgage Company                  344,305           167,295
Investment in State Financial Bank (Illinois)                12,392,445        10,865,462
Investment in Home Federal Savings and Loan
 Association of Elgin                                        72,424,604        69,207,245
Investment in Lokken, Chesnut & Cape                          2,362,175                 -
Loans receivable from subsidiaries                            4,207,063         4,906,475
Recoverable income taxes                                      2,643,893           678,345
Fixed assets                                                    173,309           111,060
Other assets                                                    478,992           480,289
                                                          --------------------------------
Total assets                                               $142,357,007      $138,788,166
                                                          ================================
Liabilities
Accrued expenses and other liabilities                     $    969,728      $  1,124,816
Notes payable                                                 6,750,000         3,900,000

Shareholders' equity
Common stock                                                  1,007,602         1,027,901
Additional paid-in capital                                   94,153,564        96,718,054
Retained earnings                                            43,748,273        47,882,792
Accumulated other comprehensive income                        1,080,549           888,649
Unearned shares held by ESOP                                 (5,352,709)       (6,385,962)
Unearned shares acquired by Recognition and
 Retention Plan                                                       -        (3,898,482)
Treasury stock                                                        -        (2,469,602)
                                                          --------------------------------
Total shareholders' equity                                  134,637,279       133,763,350
                                                          --------------------------------
Total liabilities and shareholders' equity                 $142,357,007      $138,788,166
                                                          ================================

19. State Financial Services Corporation (Parent Company only) Financial Information (continued)

                              STATEMENTS OF INCOME

                                                       Year ended December 31,
                                                1998           1997          1996
                                          -------------------------------------------

Income:
Dividends                                 $  4,575,000   $  4,225,000   $  5,400,000
Interest                                     1,387,670      2,179,353        900,464
Management fees                              1,161,625        781,870        753,851
Other                                          431,402         36,260         32,578
                                          -------------------------------------------
                                             7,555,697      7,222,483      7,086,893
Expenses:
Interest                                       130,222        120,283        111,542
Other                                        9,650,631      3,049,862      1,562,849
                                          -------------------------------------------
                                             9,780,853      3,170,145      1,674,391
Income (loss) before income tax
   credit and equity in undistributed
    net income of subsidiaries              (2,225,156)     4,052,338      5,412,502
Income (taxes) credit                        1,528,092         33,988        (35,673)
                                          -------------------------------------------
                                              (697,064)     4,086,326      5,376,829
Equity in undistributed net income
  (excess of net income of
   subsidiaries over dividends)              1,853,977      3,130,479      (624,049)
                                          -------------------------------------------
Net income                                $  1,156,913   $  7,216,805   $  4,752,780
                                          ===========================================

                            STATEMENTS OF CASH FLOWS

           State Financial Services Corporation (Parent Company only)
                        Financial Information (continued)


                                                                            Year ended December 31,
                                                                  1998                1997              1996
                                                            ---------------------------------------------------
Operating activities
Net income                                                  $  1,156,913       $  7,216,805       $  4,752,780
Adjustments to reconcile net income to net
 cash provided by operating activities:
  Equity in undistributed income                              (1,853,977)        (3,130,479)           624,049
  Provision for depreciation                                      52,236             60,285             64,740
  Increase in recoverable income taxes                        (1,965,548)           (48,892)           (3,324)
  Accretion of discounts                                               0           (210,166)         (237,526)
  Cost of Recognition and Retention Plan Stock                 3,898,481            599,767                  0
  Realized investment securities losses (gains)- net            (399,104)               649                  0
  Other                                                              903           (157,259)          (49,477)
                                                            ---------------------------------------------------
Net cash provided by operating activities                        889,904          4,330,710          5,151,242

Investing activities
Purchase of investment securities                                      0                  0       (24,538,919)
Maturities of investment securities                                    0         26,150,000          1,150,000
Purchases of securities available for sale                    (3,390,082)          (395,548)       (3,808,860)
Maturities of securities available for sale                            0          1,550,000            500,000
Sales of securities available for sale                         1,294,466            979,915                  0
Decrease (increase) in loans receivable from subsidiaries        699,412            560,740        (5,467,215)
Purchases of premises and equipment                             (114,485)           (24,463)          (33,276)
Acquisition of subsidiaries                                   (2,423,609)       (10,865,462)                 0
Additional investment in subsidiaries                         (1,407,711)          (100,000)      (28,380,791)
                                                            ---------------------------------------------------
Net cash provided (used) by investing activities              (5,342,009)        17,855,182       (60,579,061)

Financing activities
Proceeds (repayment) of notes payable                          2,850,000          2,938,156           (100,000)
Decrease (increase) in guaranteed ESOP obligation                 96,855         (1,003,222)            48,628
Cash dividends                                                (5,291,432)        (3,591,252)        (1,260,271)
Purchased Recognition and Retention Plan stock                         0         (4,498,248)                 0
Purchase of treasury stock                                    (3,287,456)        (2,469,602)                 0
Issuance of common stock in acquisition                        2,410,199                  0                  0
Proceeds from sale of common stock                                     0                  0         62,366,982
Proceeds from exercise of stock options                          239,653            344,126            174,408
                                                            ---------------------------------------------------
Net cash provided (used) by financing activities              (2,982,181)        (8,280,042)        61,229,747
                                                            ---------------------------------------------------
Increase (decrease) in cash and cash equivalents              (7,434,286)        13,905,850          5,801,928
Cash and cash equivalents at beginning of year                22,042,980          8,137,130          2,335,202
                                                            ---------------------------------------------------
Cash and cash equivalents at end of year                    $ 14,608,694       $ 22,042,980       $  8,137,130
                                                            ===================================================

                              INVESTOR INFORMATION
--------------------------------------------------------------------------------

       Market Price and Dividends for Common Stock

       At March 15, 1999, there were approximately 1,282 shareholders of record and 4,903 estimated additional beneficial shareholders for an approximate total of 6,185 shareholders of the Company's Common Stock.

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

       The following table sets forth the historical price of and dividends declared with respect to Common Stock since January 1, 1997. All figures have been restated to give effect to the 6 for 5 stock splits declared in January 1998 and January 1997 as if each had occurred as of January 1, 1997.

                                    Price          Cash
Quarter Ended                   High      Low    Dividend
------------------------------ -------- -------- ----------
March 31, 1997                  $16.04   $13.14      $0.10
June 30, 1997                    18.13    14.79       0.10
September 30, 1997               19.17    16.46       0.10
December 31, 1997                23.23    19.17       0.10

March 31, 1998                  $29.27   $25.75      $0.12
June 30, 1998                    26.00    20.94       0.12
September 30, 1998               23.50    15.50       0.12
December 31, 1998                20.00    14.75       0.12
============================== ======== ======== ==========


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

       Dividend Reinvestment Plan

       The Company has a Dividend Reinvestment Plan (the "DRP") for the benefit of all shareholders. The DRP is administered by Firstar Trust Company. Under the DRP, registered shareholders of the Company can elect to have their dividends reinvested to purchase additional shares of the Company's Common Stock. To receive information on the DRP, please contact Michael A. Reindl, Senior Vice President, Controller, and Chief Financial Officers, State Financial Services Corporation, 10708 West Janesville Road, Hales Corners, Wisconsin 53130, or call
(414) 425-1600.

       Form 10-K

       The Company's annual report on Form 10-K for the year ended December 31, 1998 as filed with the Securities and Exchange Commission is available upon request without charge to shareholders of record. Please contact Michael A. Reindl, Senior Vice President, Controller, and Chief Financial Officer, State Financial Services Corporation, 10708 West Janesville Road, Hales Corners, Wisconsin 53130, or call (414) 425-1600.

       Annual Meeting

       The  annual  meeting  of  shareholders   of  State   Financial   Services
Corporation will be held at 4:00 P.M. (CDT) on Wednesday, May 5, 1999 at the Midway Hotel, 1005 Moorland Road, Brookfield, WI.

       Financial Information

Michael A. Reindl
Senior Vice President, Controller, and Chief Financial Officer
State Financial Services Corporation
10708 West Janesville Road, Hales Corners, Wisconsin  53130
(414) 425-1600

       Transfer Agent

First Bank, Milwaukee, N.A.
Trust Division
1555 North RiverCenter Drive, Milwaukee, WI  53212
(800) 637-7549
(414) 276-3737

                             DIRECTORS AND OFFICERS



State Financial Services Corporation

DIRECTORS

Michael J. Falbo, President and CEO
Jerome J. Holz, Chairman of the Board
Barbara E. Holz-Weis
Richard A. Horn
Ulice Payne, Jr.
David M. Stamm

OFFICERS

Beth J. Bahr, Human Resources Officer
John B. Beckwith, Senior Vice President
Donna M. Bembenek, Vice President and
                    Director of Marketing
Donald J. Buechler, Loan Review Officer
Annette F. Esteves, Assistant Vice President
                    and Assistant Controller
Michael J. Falbo, President and CEO
Jerome J. Holz, Chairman of the Board and
                     Vice President
Philip F. Hudson, Senior Vice President
Melanie M. Murphy, Auditor
Michael A. Reindl, Senior Vice President,
                     Controller and Chief
                     Financial Officer;
                    Secretary/Treasurer
Daniel L. Westrope, Senior Vice President

Banking Subsidiaries
State Financial Bank (Wisconsin)

DIRECTORS

Bruce Arbit
John B. Beckwith, President
Michael J. Falbo, Vice Chairman and CEO
Michael Green
Jerome J. Holz, Chairman of the Board
Richard A. Horn
Judith Holz-Stathas
Barbara E. Holz-Weis
Philip F. Hudson
Roger H. Kriete
Peyton A. Muehlmeier
Salvatore Sendik
Robert R. Spitzer
David M. Stamm

DIRECTOR EMERITUS

Gordon Banerian
Dr. Charles Wilson
Cyril Zvonar

OFFICE LOCATIONS

Brookfield (414) 789-9003
Glendale (414) 351-7400
Greenfield (414) 281-2500
Hales Corners (414) 425-1600
Milwaukee/University (414) 961-5800
Muskego (414) 679-2800
Waukesha (414) 544-1750


State Financial Bank - Waterford

DIRECTORS

Michael J. Falbo
Jerome J. Holz
Frances M. Koukol
Thomas M. Lilly, President and CEO
Gary Schildt
Robert R. Spitzer, Chairman of the Board

DIRECTOR EMERITUS

Charles M. Noll

OFFICE LOCATIONS
Burlington (414) 763-9955
Waterford (414) 534-3151


State Financial Bank (Illinois)

DIRECTORS

Susan J. Dubs, President
Ronald S. Erdmann
Michael J. Falbo
Jerome J. Holz
Daniel L. Westrope, Chairman of the Board and CEO
Charles F. Wonderlic

OFFICE LOCATIONS

Libertyville (847) 680-1077
Richmond (815) 678-2461

Home Federal Savings and Loan Association of Elgin

DIRECTORS

Michael J. Falbo, Chairman of the Board
Orval M. Graening
Henry R. Hines
Jerome J. Holz
Donald E. Laird
Leigh C. O'Connor
Thomas S. Rakow
Richard S. Scheflow
Daniel L. Westrope, President and CEO

OFFICE LOCATIONS

Bartlett (630) 830-3434
Crystal Lake (815) 459-5880
Elgin (847) 742-3800
Roselle (630) 893-0020
South Elgin (847) 741-9555

Other Subsidiaries
State Financial Investments, Inc.

John B. Beckwith, President
Gary R. Dunham, Vice President

Telephone (847) 587-4710


State Financial Insurance Agency

John B. Beckwith, President
Leon M. Johnson, Vice President
Donald H. Mathson, Vice President

Telephone (414) 425-1600


State Financial Mortage Company

Thomas M. Lilly, President
James L. Wucherer, Vice President

Telephone (414) 425-1600


Lokken, Chesnut, & Cape

Jeffrey M. Lokken, CEO
James C. Naleid, President
Paul H. Robinson, Secretary/Treasurer

Telephone (800) 658-9423