Form 10-K405, Exhibit 13
period 1999-12-31
STATE FINANCIAL SERVICES CORP
filed 2000-03-31
CIK 745614

Management's Discussion

Selected Consolidated Financial Data

          The following table sets forth selected financial data of State Financial Services Corporation (hereinafter referred to as the "Company") and its subsidiaries on a consolidated basis for the last five years (dollars in thousands, except per share data):

                                                       As of or for the years ended December 31,(1)
                                                 1999         1998         1997         1996         1995
-----------------------------------------------------------------------------------------------------------
Condensed Income Statement:

Total interest income
  (taxable equivalent)(2)                    $   66,610     $ 58,397     $ 49,743     $ 45,935     $ 42,707
Total interest expense                           30,132       25,923       20,072       19,633       18,186
-----------------------------------------------------------------------------------------------------------
Net interest income                              36,478       32,475       26,671       26,302       24,521
Provision for loan losses                           750          690          450          330          370
Other income                                      7,993        6,965        4,664        4,281        3,631
Other expense                                    30,963       34,801       22,195       22,732       18,529
-----------------------------------------------------------------------------------------------------------
Income before income tax                         12,758        3,948       11,690        7,521        9,253
Income tax                                        4,333        1,981        3,961        2,420        3,191
Less taxable equivalent adjustment                  993          810          512          453          419
-----------------------------------------------------------------------------------------------------------
Net income                                   $    7,432     $  1,157     $  7,217     $  4,648     $  5,643
===========================================================================================================

Per share data(3):

Basic earnings per share(4)                  $     0.80     $   0.12     $   0.75     $   0.48     $    n/a
Diluted earnings per share(4)                      0.80         0.12         0.74         0.48          n/a
Cash dividends declared                            0.48         0.48         0.40         0.33         0.28
Book value                                        12.79        13.36        13.19        14.10          n/a

Balance sheet totals (at period end):

Total assets                                  1,090,024      828,369      773,873      657,557      589,558
Loans, net of unearned discount                 742,196      607,949      563,174      460,369      450,196
Allowance for loan losses                         6,905        4,485        4,370        3,552        3,537
Deposits                                        847,051      652,905      617,995      508,464      508,049
Borrowed funds                                   89,634       29,117        9,850        8,000        7,300
Subordinated debentures and
  long-term debt                                 39,959        6,750        5,300          962        5,062
Shareholders' equity                            109,668      134,637      133,763      135,408       69,064

Financial and Regulatory Ratios:

Asset growth                                      31.59%        7.04%       17.69%       11.53%        5.18%
Return on average assets                           0.78         0.15         1.09         0.76         1.02
Return on average equity                           6.00         0.86         5.40         5.05         8.63
Dividend payout ratio                             58.77       457.40        49.80        27.10        17.10
Allowance for loan losses
  to non-performing loans                        145.34       131.87       124.15       106.44       153.52
Non-performing assets to total assets              0.50         0.47         0.58         0.64         0.55
Net charge-offs to average loans                   0.08         0.10         0.06         0.07         0.05


(1)  All financial  data has been restated to reflect the Company's  acquisition  of Home Federal  Savings of Elgin using the pooling-of-interests method of accounting. Amounts include balances and results of operations of BNI since the effective date of its  acquisition  by the Company on June 23, 1999.  Amounts  include  balances and results of operations of LLC since the effective date of its  acquisition by the Company on September 8, 1998.
     Amounts include  balances and results of operations of Richmond since the effective date of its acquisition by the Company on December 31, 1997. Amounts include balances and results of operations of State Financial Bank -
     Waterford  since the effective  date of its  acquisition  by the Company on August 24, 1995. See Note 2 to the
     Consolidated Financial Statements.

(2)  Taxable-equivalent  adjustments to interest  income  involve the conversion of tax-exempt  sources of interest income to the equivalent  amounts of interest  income that would be necessary to derive the same net return if the  investments  had been subject to income taxes. A 34%  incremental  income tax rate,  consistent  with the
     Company's   historical   experience,   is  used  in  the  conversion  of  tax-exempt   interest  income  to  a
     taxable-equivalent basis.

(3)  All per share information presented in this report has been retroactively restated to give effect to the 6 for
     5 stock split declared in January 1998;  the 6 for 5 stock split,  declared in January 1997; and the 20% stock dividend, declared in January 1996, as if each had occurred as of January 1, 1995.

(4)  Per share  information  is excluded from  presentation  as of and for the year ended December 31, 1995 because
     Home did not issue stock until September 26, 1996.

(5)  All dividends represent the amount per share declared by the Company for each period presented.

Selected Quarterly Financial Data

The following table sets forth certain unaudited income and expense data on a quarterly basis for the periods  indicated  (dollars
in thousands, except per share data):

-----------------------------------------------------------------------------------------------------------------------------
                                                       1999                                           1998
                                  -------------------------------------------     -------------------------------------------
                                    12/31       9/30        6/30        3/31       12/31        9/30        6/30        3/31
-----------------------------------------------------------------------------------------------------------------------------
Interest income                   $18,344     $18,067     $14,947     $14,260     $14,451     $14,479     $14,415     $14,242
Interest expense                    9,138       8,299       6,394       6,302       6,597       6,568       6,401       6,357
-----------------------------------------------------------------------------------------------------------------------------
Net interest income                 9,206       9,768       8,553       7,958       7,854       7,911       8,014       7,885
Provision for loan losses             203         202         173         172         172         173         172         173
Other income                        1,638       2,174       2,337       1,844       1,771       1,856       1,718       1,620
Other expense                       8,973       8,261       6,811       6,918      14,634       6,595       6,724       6,851
-----------------------------------------------------------------------------------------------------------------------------
Income before income tax            1,668       3,479       3,906       2,712      (5,181)      2,999       2,836       2,481
Income tax                            665       1,077       1,406       1,185        (975)      1,068       1,008         881
-----------------------------------------------------------------------------------------------------------------------------
Net income                        $ 1,003     $ 2,402     $ 2,500     $ 1,527     $(4,206)    $ 1,931     $ 1,828     $ 1,600
-----------------------------------------------------------------------------------------------------------------------------
Net income per share - basic      $  0.12     $  0.26     $  0.26     $  0.16     $ (0.44)    $  0.20     $  0.19     $  0.17
Net income per share - diluted       0.12        0.26        0.26        0.16       (0.44)       0.20        0.19        0.16
Dividends per share1                 0.12        0.12        0.12        0.12        0.12        0.12        0.12        0.10

-----------------------------
(1)  All dividends represent the amount per share declared by the Company for each period presented.


                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations

General

          The following discussion is intended as a review of the significant factors affecting the Company's financial condition and results of operations as of and for the year ended December 31, 1999, as well as providing comparisons with previous years. This discussion should be read in conjunction with the Consolidated Financial Statements and accompanying notes and the selected financial data presented elsewhere in this annual report.

          On June 23, 1999, the Company completed its cash acquisition of First Waukegan Corporation, and its subsidiary, BNI, N.A. The acquisition was recorded as a purchase. Application of purchase accounting requires the inclusion of FWC's and BNI's operating results in the consolidated statements of income from the date of acquisition. Accordingly, FWC's and BNI's operating results for the period June 23, 1999 through December 31, 1999 are included in the Company's Consolidated Statements of Income, and related schedules in Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 1999. FWC and BNI's financial condition is included in the Company's consolidated balance sheets dated December 31, 1999. No operating results of FWC and BNI are included in the Company's consolidated statements of income for the years ended December 31, 1998 & 1997.

          On December 15, 1998, the Company completed its acquisition of Home Bancorp of Elgin, Inc, the parent company of Home, a federally chartered thrift. The acquisition was accounted for using the pooling-of-interests method of accounting. Accordingly, all financial data presented herein has been restated to include the balances and results of Home as of and for the periods presented.

          On September 8, 1998, the Company completed its stock acquisition of LCC. The acquisition was accounted for as a purchase. The Company's Consolidated Statements of Income, and related schedules in Management's Discussion and Analysis of Financial Condition and Results of Operations include LCC's results for the full year ended December 31, 1999 and for the period September 8, 1998 through December 31, 1998.

          On December 31, 1997, the Company completed its cash acquisition of Richmond, SFII, and SFIA. Accounted for as a purchase, the Company's Consolidated Statements of Income and related schedules in Management's Discussion and Analysis of Financial Condition and Results of Operations include results for Richmond, SFII, and SFIA for the years ended December 31, 1999 & 1998 only.

          On August 24, 1995, the Company acquired SFBW. Accounted for as a purchase, the Company's Consolidated Statements of Income, and related schedules in Management's Discussion and Analysis of Financial Condition and Results of Operations include SFBW's results for the full year in 1999, 1998, 1997, 1996, and from August 24 through December 31 in 1995.

                           Income Statement Analysis

Net Interest Income

          Net interest income equals the difference between interest earned on assets and the interest paid on liabilities and is a measurement of the Company's effectiveness in managing its interest rate sensitivity. For the year ended December 31, 1999, taxable-equivalent net interest income increased $4,003,000 (12.3%) to $36,478,000. The inclusion of BNI accounted for $4,015,000 of this change. Excluding BNI, taxable-equivalent net interest income decreased $12,000 (0.04%) for the year ended December 31, 1999. Changes in the volume of outstanding interest-earning assets and interest-bearing liabilities accounted for $3,956,000 and changes in the rate accounted for $47,000 of the 1999 improvement in taxable-equivalent net interest income.

Management's Discussion

          Volume  changes  most  fundamentally  impacted the  components  of the
Company's consolidated taxable-equivalent net interest income in 1999. Taxable-equivalent total interest income increased $8,213,000 in 1999 due to a $132,280,000 (17.8%) increase in the volume of average total outstanding interest-earning assets resulting from the inclusion of BNI and internal growth at the other banks. As a result of the volume increase, total interest income improved $10,327,000 for the year ended December 31, 1999. Interest rate changes offset the volume improvement by $2,114,000 mainly due to loan rate contraction due to intense pricing competition and the inclusion of BNI's comparatively lower yielding loan portfolio. The combined impact of these changes resulted in contraction in the Company's taxable-equivalent yield on interest-earning assets to 7.59% in 1999 from 7.84% in 1998.

          The Company experienced a decrease in its funding costs during 1999 to 4.14% from 4.46% for the year ended December 31, 1998. The decreased funding cost resulted mainly from lower rates on savings, NOW, and money market deposits resulting from Management's strategic repricing decisions on these products. Time deposit costs also fell to 5.37% in 1999 from 5.79% in 1998 as higher rate deposits matured. The Company relied on a greater amount of interest-bearing liabilities to fund average interest-earning assets in 1999, mainly due to the stock repurchase program, the cash acquisition of BNI, and loan growth exceeding deposit growth in 1999. Short-term borrowings increased in 1999 to 10.7% of the Company's average interest-bearing liabilities compared to 3.7% in 1998. For the year ended December 31, 1999, average money market accounts comprised 21.0% of the Company's average interest-bearing liabilities compared to 18.8% for 1998. Time deposits comprised 37.4% of the Company's average interest-bearing liabilities compared to 44.9% in 1998.

          The Company's net yield on interest-earning assets (net interest margin) contracted to 4.16% for the year ended December 31, 1999 from 4.36% for the year ended December 31, 1998 as a result of the aforementioned changes.

          For the year ended December 31, 1998, taxable-equivalent net interest income increased $2,803,000 (9.4%) compared to the year ended December 31, 1997. The inclusion of Richmond accounted for $2,848,000 of this change. Excluding Richmond, taxable-equivalent net interest income decreased $46,000 (0.1%) for the year ended December 31, 1998. Changes in the volume of outstanding interest-earning assets and interest-bearing liabilities accounted for $3,828,000 of the 1998 improvement in taxable-equivalent net interest income. This was offset by rate reductions of $1,025,000 resulting mainly from intense commercial loan pricing competition and mortgage loan refinancing activity during the year.

          The Company's 1998 cost of funds increased to 4.46% from 4.32% for the year ended December 31, 1997, which mainly resulted from incorporating Richmond's relatively higher cost of funds, primarily in time deposits, into the Company's consolidated operations. Exclusive of Richmond, the Company reported a cost of funds of 4.37%, a 5 basis point increase over 1997 due to comparatively higher short-term interest rates in 1998, and a greater percentage of interest-bearing liabilities in higher cost categories specifically, money market accounts and time deposits, in 1998 as compared to 1997. Due to the general increase in short-term interest rates, the cost of money market accounts in 1998 rose to 4.38% consolidated and 4.41% exclusive of Richmond from 4.37% in 1997. For the year ended December 31, 1998, average money market accounts comprised 18.8% of the Company's average interest-bearing liabilities compared to 18.6% for 1997. Costs of time deposits increased to 5.79% in 1998 from 5.70% due to the inclusion of Richmond's higher priced portfolio during the year. Exclusive of Richmond, the average rate incurred on time deposits was 5.69% in 1998. Additionally, a greater percentage of the Company's funding come from this higher cost source in 1998 (44.9%) as compared to 1997 (43.0%).

[GRAPHIC OMITTED]

     The following table sets forth average balances,  related interest income and expense,  and effective interest yields and rates for the years ended December 31, 1999, 1998, and 1997 (dollars in thousands):

                                                    1999                          1998                            1997
----------------------------------------------------------------------------------------------------------------------------------
                                       Average               Yield/    Average              Yield/    Average               Yield/
                                       Balance    Interest   Rate      Balance   Interest   Rate      Balance    Interest   Rate
----------------------------------------------------------------------------------------------------------------------------------
ASSETS

Interest-earning assets:
  Loans (1,2,3)                        $683,095     $54,761    8.02%   $585,479    $48,822    8.34%    $491,482   $ 41,679   8.48%
  Taxable investment securities         123,446       7,600    6.16      71,801      4,381    6.10       81,671      5,044   6.18
  Tax-exempt investment securities(3)    37,033       2,539    6.86      29,683      2,040    6.87       17,354      1,272   7.33
  Other short-term investments            6,901         357    5.18       8,004        459    5.73        1,542         90   5.84
  Interest-earning deposits              19,553         964    4.93      38,342      2,062    5.38       29,287      1,510   5.16
  Federal funds sold                      7,254         389    5.36      11,692        633    5.41        2,714        148   5.45
----------------------------------------------------------------------------------------------------------------------------------
Total interest-earning assets           877,282      66,610    7.59     745,002     58,397    7.84      624,051     49,743   7.97
----------------------------------------------------------------------------------------------------------------------------------
Non-interest-earning assets:
  Cash and due from banks                34,046                          23,031                          19,964
  Premises and equipment, net            17,716                          13,521                          12,061
  Other assets                           25,688                          18,473                           9,791
  Less allowance for loan losses         (5,682)                         (4,475)                         (3,672)
----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                  $949,050                        $795,552                        $662,195
==================================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Interest-bearing liabilities:
  NOW accounts                         $ 97,797    $  1,715    1.75%   $ 82,778    $ 1,890    2.28%    $ 65,453    $ 1,323   2.02%
  Money market accounts                 152,636       6,155    4.03     109,509      4,794    4.38       86,354      3,770   4.37
  Savings deposits                      127,524       3,391    2.66     106,543      3,007    2.82      102,080      2,951   2.89
  Time deposits                         272,194      14,613    5.37     261,032     15,105    5.79      200,082     11,409   5.70
  Notes payable                          13,882         938    6.76       2,053        143    6.97          679         46   6.77
  FHLB borrowings                        45,775       2,399    5.24      10,417        519    4.98        2,917        174   5.97
  Federal funds purchased                 9,529         493    5.17          61          4    6.56        1,822        105   5.76
  Securities sold under
    agreement to repurchase               8,938         428    4.79       8,690        460    5.29        5,559        293   5.27
----------------------------------------------------------------------------------------------------------------------------------
Total interest-bearing liabilities      728,275      30,132    4.14     581,083     25,922    4.46      464,946     20,071   4.32
----------------------------------------------------------------------------------------------------------------------------------
Non-interest-bearing liabilities:
  Demand deposits                        90,173                          72,684                          58,687
  Other                                   6,810                           6,767                           4,747
----------------------------------------------------------------------------------------------------------------------------------
Total liabilities                       825,258                         660,534                         528,380
----------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity                    123,792                         135,018                         133,815
----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                  $949,050                        $795,552                        $662,195
==================================================================================================================================
Net interest earnings and
  interest rate spread                             $ 36,478    3.46%               $32,475    3.38%                $29,672   3.65%
----------------------------------------------------------------------------------------------------------------------------------
Net yield on interest-earning assets                           4.16%                          4.36%                          4.75%

----------------------------------
(1)  For the purpose of these computations, nonaccrual loans are included in the daily average loan amounts outstanding.

(2)  Interest  earned on loans  includes loan fees (which are not material in amount) and interest  income,  which has been received from borrowers whose loans were removed from nonaccrual during the period indicated.

(3)  Taxable-equivalent  adjustments are made in calculating  interest  income and yields using a 34% rate for all years  presented.

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

                                                       1999 Compared to 1998             1998 Compared to 1997
                                                     Increase/(Decrease) Due to        Increase/(Decrease) Due to
------------------------------------------------------------------------------------------------------------------------
                                                   Volume      Rate         Net       Volume         Rate       Net
------------------------------------------------------------------------------------------------------------------------
Interest earned on:
  Loans(1,2)                                       $ 7,874    $(1,935)     $ 5,939    $7,842    $  (699)    $7,143
  Taxable investment securities                      3,183         36        3,219      (606)       (57)      (663)
  Tax-exempt investment securities(2)                  505         (6)         499       853        (85)       768
  Other short-term investments                         (60)       (43)        (103)      371         (2)       369
  Interest-earnings deposits                          (937)      (161)      (1,098)      485         67        552
  Federal funds sold                                  (238)        (6)        (244)      486         (1)       485
------------------------------------------------------------------------------------------------------------------------
Total interest-earning assets                      $10,327    $(2,114)     $ 8,213    $9,431    $  (777)    $8,654

Interest paid on:
  NOW accounts                                     $   308    $  (483)     $  (175)   $  382    $  (185)    $  567
  Money market accounts                              1,768       (407)       1,361     1,015          9      1,024
  Savings deposits                                     562       (178)         384       128        (72)        56
  Time deposits                                        630     (1,122)        (492)    3,533        163      3,696
  Notes payable, mortgage payable, federal
    funds purchased and securities sold
    under agreement to repurchase                    3,101         31        3,132       545        (37)       508
------------------------------------------------------------------------------------------------------------------------
Total interest-bearing liabilities                   6,369     (2,159)       4,210     5,603        248      5,851
------------------------------------------------------------------------------------------------------------------------
Net interest income                                $ 3,956    $    47      $ 4,003    $3,828    $(1,025)    $2,803
------------------------------------------------------------------------------------------------------------------------

(1)  Interest  earned on loans  includes loan fees (which are not material in amount) and interest  income,  which has been received from borrowers whose loans were removed from nonaccrual during the period indicated.

(2)  Taxable-equivalent adjustments are made in calculating interest income and yields using a 34% rate for all years presented.


Provision for Loan Losses

          The provision for loan losses charged to earnings results from a quarterly analysis of the Company's loan portfolio, including the amount of net charge-offs incurred during the period, collateral value, the remaining balance in the allowance, and management's analysis of risk inherent in the portfolio. Management's risk analysis incorporates loan classifications assigned by lending personnel and as the result of examinations conducted by the Company's internal loan review officer. The Company's lending personnel and internal loan review officer review all significant nonhomogeneous loans for adverse situations that may affect the borrower's ability to repay. If it appears probable that the borrower will be unable to make scheduled principal and interest payments, an allowance is established based on the difference between the carrying value and the anticipated cash flows discounted at the loan's initial effective interest rate or the fair value of the collateral for collateral dependent loans. For homogeneous loans, the allowance is based on the loan classification and historical loss experience for each classification. The provisions for loan losses were $750,000, $690,000, and $450,000 for the years ended December 31, 1999, 1998, and 1997, respectively. The increase in 1999 provisions was solely the impact of the inclusion of BNI in the Company's operating results. The increase in 1998 provisions was solely the impact of the inclusion of Richmond in the Company's operating results.

Other Income

          In 1999, other income increased $1,028,000 (14.8%) compared to 1998. The inclusion of BNI accounted for $1,006,000 of this change. Exclusive of BNI and LCC, other income decreased $436,000 (6.3%) due to decreases in mortgage sale gains and marking $45,000,000 of loans to market, offset by improvements in merchant services incomes, security transaction commissions and investment security gains. Other income increased $2,301,000 (49.3%) in 1998 as compared to 1997. The first year inclusion of Richmond in 1998 accounted for $1,224,000 of this increase and the inclusion of LCC from September 1998 accounted for $168,000 of this increase. Exclusive of Richmond and LCC, other income increased $909,000 (19.5%) due to investment security gains realized at State Financial Services Corporation, increases in mortgage origination gains, and the implementation of ATM surcharges at the Banks during the fourth quarter of 1997.

          The composition of other income is shown in the following table (dollars in thousands).

--------------------------------------------------------------------------------
                                                Years ended December 31,
--------------------------------------------------------------------------------
                                            1999         1998         1997
--------------------------------------------------------------------------------
Service charges on deposit accounts        $2,185       $1,956       $1,671
Merchant services                           1,547        1,270        1,161
Building rent                                 260          279          310
ATM service charges                           666          760          491
Security transaction commissions              502          370          122
Asset management commissions                  622          164            0
Gains on mortgage origination sales         1,012          962          225
FMV adj. on mortgages marked to market       (736)           0            0
Investment securities gaines (losses)         992          421           (1)
Other                                         943          783          685
--------------------------------------------------------------------------------
Total other income                         $7,993       $6,965       $4,664
--------------------------------------------------------------------------------

          For the year ended December 31, 1999, service charges on deposit accounts increased $229,000 (11.7%) compared to 1998, of which $309,000 was due to the inclusion of BNI's results. Exclusive of BNI, service charges on deposit accounts decreased $80,000 (4.1%) the majority of which was due to reduced income from service charges to deposit accounts. Service charges on deposit accounts for the year ended December 31, 1998 increased $285,000 (17.1%) as compared to the year ended December 31, 1997, of which $301,000 was due to the inclusion of Richmond's results. Exclusive of Richmond, service charges on deposit accounts decreased $16,000 (1.0%) mainly due to reduced income from service charges to business deposit accounts.

          Merchant services are the fees the Company charges businesses for processing credit card payments. Income in this category increased $277,000 (21.8%) in 1999 and $109,000 (9.4%) in 1998. Both the 1999 and 1998 increases were due to volume increases and rate adjustments during each respective year.

          Building rent income decreased $19,000 (6.8%) in 1999 mainly due to the Company acquiring more space that was previously rented out to unrelated tenants. Building rental income decreased $31,000 (10.0%) in 1998 due to a reduction in space occupied at the Company's Greenfield Office of SFB, which was previously sublet to an unrelated tenant.

          ATM service charges are the terminal usage fees charged to non-customers for their use of the Company's ATM's and the fees received from other institutions resulting from their customers' usage of the Company's automated teller machines. The Company began charging terminal usage fees to non-customers in November 1997. For the year ended December 31, 1999, ATM service charges decreased $94,000 (12.4%) in total and $162,000 (21.3%) exclusive of BNI due to lower volume. For the year ended December 31, 1998 ATM service charges increased $269,000 (54.8%) in total and $232,000 (50.3%) exclusive of Richmond due to the implementation of the terminal usage fees at the end of 1997.

          Security transaction commissions are the fees received from the Company's investment services and brokerage activities. In 1999, security transaction commissions increased $132,000 (35.7%) due to increased volume at SFB and added brokerage activities at Home. For the year ended December 31, 1998, security transaction commissions increased $248,000, which included $182,000 from Richmond. Exclusive of Richmond, security transaction commissions increased $66,000 (54.1%) due to increased volume at SFB and SFBW.

          Asset management commissions represent the fees charged by LCC for its services. For the year ended December 31, 1999, asset management commissions increased $458,000 compared to 1998 due to a full year inclusion of LCC. Commissions for the year ended December 31, 1998 represent the amounts collected from the effective date of LCC's acquisition (September 8, 1998) by the Company.


          Gains on mortgage origination sales increased $50,000 (5.2%) in 1999 compared to 1998. Exclusive of BNI, gains on mortgage origination sales decreased $402,000 due to a lower volume of mortgage origination sales. For the year ended December 31, 1998, mortgage origination gains increased $737,000 (327.6%) compared to 1997. The inclusion of Richmond accounted for $467,000 of this increase. Absent Richmond, mortgage origination gains increased $270,000 (119.6%) due to the continued growth of State Financial Mortgage Company impacted by the Company's marketing efforts and the favorable mortgage refinancing market experienced during 1998.

          During 1999, there was a negative fair market adjustment on mortgages marked to market of $736,000. This resulted from marking approximately $45,000,000 of Home's mortgages to market in anticipation of securitizing and selling them to the secondary market in the first quarter 2000.

          For the year ended December 31, 1999, the Company realized $992,000 in investment security gains mainly from the sale of marketable equity securities and Home's realizing $252,000 from the sale of its ATM service provider. For the year ended December 31, 1998, the Company realized $400,000 in gains from the sale of marketable equity securities and $21,000 in gains from investment security sales.

Management's Discussion

          Other income increased $160,000 (20.4%) in 1999 and $98,000 (14.3%) in
1998. The increase in 1999 was mainly due to the inclusion of BNI's $127,000 in other income, which included $60,000 in trust fee income from their trust division, $38,000 in exchange & commission, and $29,000 in safe deposit rent. Exclusive of BNI, other income increased $33,000. This net increase was comprised primarily of increased insurance commissions of $25,000, $57,000 of cashier check commissions received from a new activity implemented in 1999, and gains of $148,000 on fixed asset sales, mainly from property sold by SFB & Home. These were offset by the $147,000 gain from the sale of SFB's & SFBW's credit card portfolio in 1998, a decrease of $26,000 in miscellaneous credit card income, and a $13,000 loss on sale of other real estate. The $98,000 (14.3%) increase in other income during 1998 was mainly due to the inclusion of Richmond's $144,000 in other income, which included $90,000 in insurance commissions from SFIA. Exclusive of Richmond, other income decreased $46,000 in 1998. This net decrease was comprised primarily of an increase of $147,000 related to the sale of SFB's & SFBW's credit card portfolio and $16,000 in increased dividends on corporate life insurance in 1998. These were offset by a decline of $27,000 in other real estate gains and $182,000 in excess funds realized from the curtailment of Home's defined benefit pension plan in 1997.

Other  Expense

          Other expense decreased $3,839,000 (11.0%) for the year ended December 31, 1999 which included $4,083,000 for expenses at BNI, and $598,000 in merger-related charges related to the Home acquisition for 1999. Exclusive of BNI and the merger-related charges for 1999 and the merger-related charges for 1998, other expense was $26,281,000 for 1999 and $26,884,000 for 1998 a decrease of $603,000 (2.2%). For the year ended December 31, 1998, other expense increased $12,606,000 (56.8%) which included $3,731,000 for expenses at Richmond and $7,917,000 in merger-related charges related to the Home acquisition. Exclusive of Richmond and the merger-related charges, other expense for the year ended December 31, 1998 was $23,154,000, an increase of $958,000 (4.3%) from the year ended December 31, 1997. The major components of other expense are detailed in the following table (dollars in thousands).

                                             Years ended December 31,
--------------------------------------------------------------------------------
                                       1999           1998             1997
--------------------------------------------------------------------------------
Salaries and employee benefits        $13,881        $12,907          $10,195
Occupancy and equipment                 4,877          4,004            3,713
Data processing                         2,054          1,978            1,698
Legal and professional                  1,241          1,141              994
Merchant services                       1,116            949              917
ATM                                       565            630              621
Advertising                             1,133            901              806
Goodwill amortization                   1,387            633              151
Merger-related charge                     598          7,917                0
Other                                   4,111          3,742            3,101
--------------------------------------------------------------------------------
Total other expense                   $30,963        $34,802          $22,196
================================================================================

          Salaries and employee benefits increased in total $974,000 in 1999 of which the inclusion of BNI comprised $1,916,000. Exclusive of BNI, salaries and employee benefits decreased $942,000 (7.3% ) in 1999. This decrease was mainly due to efficiencies realized from the merger with Home and reduced health insurance costs. For the year ended December 31, 1998, salaries and employee benefits increased $2,712,000, of which the inclusion of Richmond comprised $1,795,000. Exclusive of Richmond, salaries and employee benefits increased $917,000 (9.0%) in 1998. This increase was due to normal salary adjustments, the full year inclusion of personnel costs of SFBW's Burlington office, increased costs for Home's ESOP and Recognition and Retention Plan, and rate increases on employee medical and dental insurance benefits.

          Occupancy and equipment expense increased $873,000 in 1999, of which the inclusion of BNI accounted for $599,000 of the increase. Without the BNI impact, occupancy and equipment expense increased $274,000 (6.8%) for the year ended 1999 due to increased depreciation expense due to new computer and telephone networks. For the year ended December 31, 1998, occupancy and equipment expense increased $291,000, of which the inclusion of Richmond accounted for $458,000 of the increase. Without the Richmond impact, occupancy and equipment expense decreased $167,000 (4.5%) for the year ended 1998 due to lower rent expense resulting from reduced space occupied by SFB's Greenfield office and decreased depreciation costs due to more of the Company's costs reaching the end of their depreciable lives.

          During 1999, data processing expense increased $76,000 in total and decreased $125,000 (6.3%) exclusive of BNI. The decrease was due to the re-negotiation of the Company's contract with its data service provider and the conversion of Richmond, Home, and BNI to the Company's service provider in 1999. For the year ended December 31, 1998, data processing expense increased $280,000 in total and $127,000 (7.5%) exclusive of Richmond due to rate adjustments from the Company's service provider and increased services utilized by SFB and SFBW during the year.

          Legal and professional fees increased $100,000 in 1999, of which BNI accounted for $184,000 of the increase. Exclusive of BNI, legal and professional fees decreased $84,000 (7.4%) due to efficiencies realized from the Home merger and reduced legal costs on collection activities. For the year ended December 31, 1998, legal and professional fees increased $147,000. Richmond and LCC accounted for $101,000 of the increase. Exclusive of Richmond and LCC, legal and professional fees increased $46,000 (4.6%) mainly due to increased legal costs incurred at the Banks during 1998 and additional outside consulting services used by Home.

          Merchant service expense results from costs paid to third parties to provide the Company's business customers the ability to accept credit cards in payment for goods and services. The $167,000 (17.6%) increase in 1999 and the $32,000 (3.5%) increase in 1998 were the result of growth in the Company's customer base in this product line and rate adjustments enacted by the Company's service provider during each year.

          ATM expense is the fees charged by the Company's service provider for the Company's customer use of automated teller machines that are not owned by the Company. For the year ended December 31, 1999, ATM expense decreased $67,000 (10.6%) compared to the year ended December 31, 1998. Exclusive of BNI's ATM expense of $9,000 for 1999 the Company's ATM expense decreased $76,000 due to lower volume. For the year ended December 31, 1998, ATM expense increased $9,000 (1.4%) compared to 1997. The modest increase for 1998 is due to increased volume and increased rates by the service provider.


          Advertising expense increased $232,000 in 1999, of which $42,000 was due to the inclusion of BNI. Absent the acquisition impact, advertising expense increased $190,000 (21.1%) in 1999 mainly due to additional marketing to business customers during the year. For the year ended December 31, 1998, advertising expense increased $95,000 of which $81,000 was due to the inclusion of Richmond and LCC. Absent acquisition impacts, advertising expense increased $14,000 (1.7%) in 1998.

          Goodwill amortization increased $754,000 in 1999 due to a full year amortization related to the LCC acquisition and the inclusion of the BNI acquisition. BNI accounted for $676,000 of this increase with LCC representing the remaining $78,000. BNI's, Richmond's, and LCC's goodwill is being written off over 15 years.

          In 1999, the Company recognized $598,000 in merger-related charges related to its acquisition of Home. In 1998, the Company recognized $7,918,000 in merger-related charges related to its acquisition of Home. In 1998, the merger-related charge represented costs incurred for legal, professional, and investment banking fees of $2,638,000, dissolution of Home's Recognition and Retention Plan of $3,149,000, payments made under severance agreements of $1,297,000, and $834,000 in various expenses associated with merging the two companies. This included adjustments made to conform Home with the Company's accounting methods, regulatory filing fees, and various costs associated with each company's special shareholders' meeting held to consider the merger. In 1999, the merger-related charge related solely to the dissolution of Home's ESOP. Refer to Note 2 for additional information on the merger related charges.

          Other expense increased $371,000 in 1999, including $456,000 in expenses at BNI. Exclusive of BNI, other expense decreased $85,000 (2.3%) due to decreases in director fees, credit card expense, loan collection expense, other real estate expense, and liability insurance, offset by increases in telephone, delivery and postage, charity & donation, and travel and auto. For the year ended December 31, 1998, other expense increased $641,000, including $162,000 in expenses at Richmond and LCC. Exclusive of Richmond and LCC, other expense increased $479,000 (15.4%) due to increases in correspondent bank fees, postage and delivery, telephone expense, and increased regulatory assessments.

Income Tax

          The Company's consolidated income tax rate varies from statutory rates principally due to interest income from tax-exempt securities and loans. Additionally, 1998's consolidated income tax rate was impacted by approximately $3.0 million of the merger-related charges which were not deductible for income tax purposes. The Company recorded provisions for income tax of $4,333,000 in 1999, $1,981,000 in 1998, and $3,961,000 in 1997. Income tax expense increased
$2,352,000 in 1999 as the Company's pre-tax income increased $8,627,000. The Company's effective tax rate for 1999 was 36.8% compared to 63.1% for 1998. The Company's higher effective tax rate in 1998 was due to certain nondeductible merger-related charges associated with the Home acquisition. Exclusive of the merger-related charges, and the related tax implications, the Company reported a 35.8% effective tax rate in 1998.

Net Income and Dividends

          For the years ended December 31, 1999, 1998, and 1997, the Company reported net income of $7,432,000, $1,157,000, and $7,217,000, respectively. Merger-related charges of $598,000 in 1999 and $7,900,000 in 1998 impacted each respective year's earnings. Excluding these charges on a tax-effected basis, the Company reported net income of $7,093,000 for the year ended 1998. The Company's return on average assets for the years ended December 31, 1999, 1998, and 1997 was 0.78%, 0.15%, and 1.09%, respectively. Return on average equity for the same
periods  was  6.00%,   0.86%,   and  5.40%.   Exclusive   of  the   tax-effected
merger-related charges, return on average assets and return on average equity were 0.89% and 6.84%, respectively, for the year ended December 31, 1999 and
 .089% and 5.25% for the year ended December 31, 1998. On a per share basis, basic earnings were $0.80 for 1999, $0.12 for 1998 and $0.75 for 1997. Exclusive of merger-related charges, basic earnings per share were $0.91 for 1999 and $0.74 for 1998.The Company paid per share dividends of $0.48, $0.48, and $0.40 for the years ended December 31, 1999, 1998, and 1997.

[GRAPHIC OMITTED]

Management's Discussion

Balance Sheet Analysis

          The composition of assets and liabilities are generally the result of strategic management decisions influenced by market forces. At December 31, 1999 and 1998, the Company reported total assets of $1,090,024,000 and $828,369,000 respectively. Of the $261,655,000 increase in total assets between 1999 and 1998, $228,187,000 was due to the BNI acquisition. Exclusive of the BNI, the Company's total assets increased $33,468,000 (4.0%) due to internal growth and the opening of State Financial Bank - Waterford's new Elkhorn office in October 1999. Between 1997 and 1998, total assets increased $54,496,000 (7.0%) due to internal growth over the preceding twelve months.

Lending  Activities

          The Company's largest single asset category continues to be loans. The Company's gross loans, as a percentage of total deposits, were 88.4% at December 31, 1999 compared to 93.8% at December 31, 1998. The following table shows the Company's loan portfolio composition on the dates indicated (dollars in thousands).

                                                       At December 31,
-----------------------------------------------------------------------------------------------------------------------------
                             1999                 1998                1997                1996            1995
-----------------------------------------------------------------------------------------------------------------------------
Commercial             $129,470  17.3%       $ 56,675   9.2%     $ 56,030   9.9%    $ 44,088   9.5%    $ 46,323  10.2%
Real Estate             546,538  73.0         506,844  82.8       461,700  81.4      375,985  81.0      372,399  82.1
Installment              62,180   8.3          37,519   6.1        37,496   6.6       30,619   6.6       22,624   5.0
Other                    10,913   1.4          11,395   1.9        12,318   2.1       13,230   2.9       12,387   2.7
-----------------------------------------------------------------------------------------------------------------------------
Total Loans            $749,101              $612,433            $567,544           $463,922           $453,733
=============================================================================================================================


          Total loans outstanding increased $136,668,000 (22.3%) in 1999 mainly due to the BNI acquisition and internal loan growth over the preceding twelve months. The BNI acquisition accounted for $86,500,000 of the Company's 1999 loan growth. Internally, loans grew $50,168,000 due to strong loan demand.

          Real estate loans represent the Company's largest loan category, comprising 73.0% of the loan portfolio at December 31, 1999 compared to 82.8% at December 31, 1998. This decreased concentration resulted from management's strategic decisions to diversify Home's loan portfolio into commercial and installment loans and the incorporation of BNI's loan portfolio. The Company expects the percentage of real estate loans to continue to decrease in 2000 as it continues to diversify Home's loan portfolio and the securitization of approximately $45,000,000 in mortgage loans during the first quarter of 2000. Real estate loans increased $39,694,000 (7.8%) from year end 1998 to 1999. The BNI acquisition accounted for $25,743,000 of this increase with the remainder due to internal growth. In 1998, Home experienced $50,045,000 in loan growth. All of Home's mortgage loans are secured by 1-4 family owner-occupied residential mortgages. A decrease of $5,000,000 in Richmond's mortgage loans offset the growth in Home's loan portfolio as the Company tightened Richmond's underwriting standards following the acquisition.

[GRAPHIC OMITTED]

          The Company continues to emphasize commercial real estate lending. Commercial real estate activity increased $32,956,000 in 1999. The BNI acquisition accounted for $23,039,000 of this increase. The remaining increase was due to some internal growth during 1999, after relatively flat activity during 1998 due to intense pricing competition in the Company's markets during the year. The Company's commercial real estate loans continue to be generally secured by owner occupied, improved property such as office buildings, warehouses, small manufacturing operations, and retail facilities located in the Company's primary market areas subject to a maximum 75% loan to value ratio pursuant to its loan policy. Loans for construction and land development are generally secured by the property under construction or development up to a maximum loan to value of 75% of estimated cost or appraisal value of the completed project whichever is less. The Company further monitors construction and land development credits by disbursing draws under the credit commitment upon satisfactory title company inspections of construction progress and evidence of proper lien waivers. The borrower's creditworthiness and the economic  feasibility  and cash flow  abilities  of the project are  fundamental concerns in the Company's commercial real estate and construction/land development lending. Loans secured by commercial property, whether existing or under construction, and land development are generally larger in size and involve greater risks than residential mortgage loans because payments on loans secured by commercial property are dependent upon the successful operation and management of these properties, businesses, or developments. As a result, the value of properties securing such loans are likely to be subject to the local real estate market and general economic conditions, including movements in interest rates. The Company generally writes commercial real estate loans for maturities up to five years although the total amortization period may be as long as twenty years, amortized monthly. The Company generally writes construction and land development loans on terms up to a maximum of 24 months and requires the borrower to make defined principal reductions at stated intervals during that term. The Company additionally attempts to have construction credits further supported by end mortgage commitments wherever possible. The Company will generally reserve credit extensions for land development projects for experienced, strong borrowers with adequate outside liquidity to support the project in the event the actual project performance is slower than projection.

          The Company's real estate loans, like all of the Company's loans, are underwritten according to its written loan policy. The loan policy sets forth the term, debt service capacity, credit extension, and loan to value guidelines which the Company considers acceptable to recognize the level of risk associated with each specific loan category. The following table sets forth the percentage composition of the real estate loan portfolio as of December 31, 1999.

  Commercial real estate                                       17.04%
  1-4 family first liens on residential real estate            72.38
  Multifamily residential                                       2.85
  1-4 family junior liens on residential real estate            3.11
    (including home equity lines of credit)
  Construction, land development, and farmland                  4.62

          Commercial loans increased $72,795,000 (128.4%) in 1999. The BNI acquisition accounted for $49,465,000 of this increase. The remaining increase of $23,330,000 represents internal commercial loan growth at the other offices. Commercial loans are also underwritten according to the Company's loan policy which sets forth the amount of credit which can be extended based upon the borrower's cash flow, debt service capacity, and discounted collateral value. Commercial loans are typically made on the basis of the borrower's ability to make repayment from the cash flow of the business. As a result, the availability of funds for the repayment of commercial loans may be dependent on the success of the business itself, which, in turn, is likely to be dependent upon the general economic environment. In recognition of this risk, the Company emphasizes capacity to repay the loan, adequacy of the borrower's capital, an evaluation of the industry conditions affecting the borrower, and current credit file documentation. The Company's commercial loans are typically secured by the borrower's business assets such as, inventory, accounts receivable, fixtures, and equipment. Generally, commercial loans carry the personal guaranties of the principals.

          Installment loans increased $24,661,000 during 1999. The BNI acquisition a represented $10,852,000 of the increase. The remaining increase of $13,809,000 (36.8%) was due to increased volume of indirect auto loans. The Company cultivates installment loans primarily through the purchase of loan contracts from its network of auto dealers developed over the years. The Company continues to pursue additional auto dealer contacts to build this network of loan referrals. The Company's indirect auto loan underwriting emphasizes the purchase of the highest quality loan contracts to minimize risk of loss in this lending activity.

          Other loans decreased $482,000 (4.2%) in 1999 which included $440,000 from the BNI acquisition. Net of BNI, the $922,000 decrease in other loans was primarily due to decreases in other loans, including personal reserve accounts, student loans and municipal loans.

          The following table shows the maturity of loans (excluding residential mortgages on one-to-four-family residences, installment loans, and lease financing) outstanding as of December 31, 1999 (dollars in thousands). Also provided are the amounts due after one year classified according to the sensitivity to changes in interest rates.

                                        After One
                            Within      But Within       After
                           One Year     Five Years     Five Years      Total
--------------------------------------------------------------------------------
Commercial                 $ 42,196      $ 48,026       $  4,170      $ 94,392
Real Estate                  39,628        84,111         21,514       145,253
--------------------------------------------------------------------------------
                           $ 81,824      $132,138       $ 25,684      $239,645
================================================================================
Loans Maturing after
  one year with:

Fixed Interest Rates                     $213,326       $306,861
Variable Interest Rates                    49,137         13,947
--------------------------------------------------------------------------------
     TOTAL                               $264,463       $320,808
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

          Management maintains the allowance for loan losses (the "Allowance") at a level considered adequate to provide for future loan losses. The Allowance is increased by provisions charged to earnings, and is reduced by charge-offs, net of recoveries. At December 31, 1999, the Allowance was $6,905,000, an increase of $2,420,000 from the balance at December 31, 1998. The inclusion of the BNI allowance at December 31, 1999 represented $1,989,000 of this increase. The remaining increase was the result of loan loss provisions exceeding net charge-offs by $431,000 during the year.

Management's Discussion

          The balance of the  Allowance and actual loan loss  experience  for the last five years is summarized in the following table (dollars in thousands).

                                                           Years ended December 31,
-------------------------------------------------------------------------------------------------------
                                        1999          1998           1997           1996          1995
-------------------------------------------------------------------------------------------------------
Balance at beginning of period         $4,485        $4,370         $3,553         $3,537        $2,632
Charge-offs:
  Commercial                              776           146            123            122            70
  Real estate                              57            39             40            100            82
  Installment                             283           465             71             46            82
  Other                                    48           149            147            118            78
-------------------------------------------------------------------------------------------------------
  Total charge-offs                     1,164           799            381            386           312
-------------------------------------------------------------------------------------------------------
Recoveries:
  Commercial                              445            79              8             19            58
  Real estate                              14            59             29              2            12
  Installment                             121            60             16             26            34
  Other                                    25            26             17             25             9
-------------------------------------------------------------------------------------------------------
  Total recoveries                        605           224             70             72           113
-------------------------------------------------------------------------------------------------------
Net charge-offs                           559           575            311            314           199
Balance of acquired allowance
  at date of acquisition                2,229             0            678              0           734
Additions charged to operations           750           690            450            330           370
-------------------------------------------------------------------------------------------------------
Balance at end of period               $6,905        $4,485         $4,370         $3,553        $3,537

Ratios:
  Net charge-offs to average
    loans outstanding                    0.08%         0.10%          0.06%          0.07%         0.05%
  Net charge-offs to total
    allowance                            8.10         12.82           7.12           8.84          5.63
  Allowance to year end
    loans outstanding                    0.92          0.73           0.77           0.77          0.78


          The Allowance represents management's estimate of an amount adequate to provide for losses inherent in the loan portfolio. Overall, management's evaluation of the adequacy of the Allowance is based on ongoing review and grading of the loan portfolio, consideration of past loan loss experience, trends in past due and nonperforming loans, risk characteristics of the various classifications of loans, current economic conditions, the fair value of underlying collateral and other factors which could affect credit losses. The Allowance is composed of specific and general valuation allowances.

          Management's risk analysis incorporates loan classifications assigned by lending personnel and the Company's internal loan review officer. The Company's lending personnel and internal loan review officer review all significant credits for adverse situations that may impact the borrower's ability to repay. The Corporation establishes specific valuation allowances on income-producing real estate loans considered impaired. A loan is considered impaired (and a specific valuation allowance established for an amount equal to the impairment) when the carrying amount of the loan exceeds the present value of the expected future cash flows, discounted at the loans original effective interest rate, or the fair value of the underlying collateral. General valuation allowances are based on an evaluation of the various risk components that are inherent in the credit portfolio. The risk components that are evaluated include past loan loss experience; the level of nonperforming and classified assets; current economic conditions; volume, growth and composition of the loan portfolio; adverse situations that may affect the borrower's ability to repay; the estimated value of any underlying collateral; peer group comparisons; regulatory guidance; and other relevant factors.

          Management continues to target and maintain the Allowance equal to the allocation methodology plus an unallocated portion, as determined by economic conditions and emerging systemic factors on the Corporation's borrowers. Management allocates allowance for credit losses by categories of risk. For income-producing properties, the allocation is based on a quarterly review of individual loans. The allocations for the remaining portfolios are based upon the risk category assigned by the lending personnel and internal loan review officer or for loans not specifically reviewed on analysis of historical delinquency and charge-off statistics and trends. Reserve factors used by the Company for criticized loan categories are consistent with regulatory agencies. The mechanism used to address differences between estimated and actual loan loss experience includes review of recent nonperforming loan trends, underwriting trends and external factors. The allocation methods used for December 31, 1999 and 1998 were generally comparable.

          The Allowance is increased by provisions charged to earnings and reduced by charge-offs, net of recoveries. Management may transfer reserves between specific and general valuation allowances as considered necessary. The Allowance is based on a risk model developed and implemented by management and approved by the Corporation's board of directors. The adequacy of the Allowance is approved quarterly by the Corporation's board of directors.

          As a percentage of total loans, the Allowance was 0.92% at the end of 1999 compared to 0.73% at the end of 1998. The increase in the Allowance is a function of several factors. First, total loan growth from year end 1998 to 1999 was 8.2%, excluding the 1999 purchase of BNI. The growth was strongest in the commercial portfolio (particularly commercial real estate), increasing $23,330,000 or 41.1%, net of the 1999 BNI acquisition, as management works to increase the relative amount commercial loans in the portfolio. This segment of the loan portfolio
carries  greater   inherent  credit  risk  (described   under  section  "Lending
Activities") and accordingly additional allowance is allocated to this portfolio. Second, the purchase of BNI in 1999 resulted in the inclusion of additional commercial loans and their higher ratio of allowance to loans. Third, nonperforming loans as a percentage of total loans increased to 0.64% from 0.55% at December 31, 1999 and 1998, respectively. Net charge-offs have remained relatively consistent between 1998 and 1999.


          Management believes the Allowance to be adequate at December 31, 1999. While management uses available information to recognize losses on loans, future adjustments to the Allowance may be necessary based on changes in economic conditions and the impact of these changes on the Corporation's borrowers. As an integral part of their examination process, various regulatory agencies also review the Allowance. Such agencies may require that changes in the Allowance be recognized when their credit evaluations differ from those of management, based on their judgments about information available to them at the time of their examination.

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

[GRAPHIC OMITTED]


          The  following  table  summarizes  non-performing  assets on the dates indicated (dollars in thousands).

                                                       At or for the years ended December 31,
------------------------------------------------------------------------------------------------------
                                                1999        1998        1997        1996         1995
------------------------------------------------------------------------------------------------------
Nonaccrual loans                               $4,737      $3,245      $3,500      $3,300       $2,302
Accruing loans past due 90
  days or more                                     14         106          20          38            2
Restructured  loans                                 0           0           0           0            0
------------------------------------------------------------------------------------------------------
Total non-performing and
  restructured loans                            4,751       3,351       3,520       3,338        2,304
------------------------------------------------------------------------------------------------------
Other real estate owned                           740         572         620         895          956
------------------------------------------------------------------------------------------------------
Total non-performing assets                    $5,491      $3,923      $4,140      $4,233       $3,260

Ratios:
  Non-performing loans to total loans            0.64%       0.55%       0.62%       0.72%        0.51%
  Allowance to non-performing loans            145.34      133.84      124.15      106.44       153.52
  Non-performing assets to total  assets         0.50        0.47        0.58        0.64         0.55
  Interest income that would have
    been recorded on nonaccrual loans
    under original terms                       $  425      $  286      $  270      $  309       $  288
  Interest income recorded during the
    period on nonaccrual loans                     71         158         145         145          141

          Effective January 1, 1996, the Company adopted Financial Accounting Standards Board Statement No. 114, "Accounting by Creditors for Impairment of a Loan" ("Statement No. 114"). Under the new standard, the 1999, 1998, 1997, and 1996 allowance for loan losses related to loans that are identified for evaluation in accordance with Statement No. 114 is primarily based on the fair value of the collateral for certain collateral dependent loans. For certain noncollateral dependent loans, the Allowance is established based on the expected cash flows discounted at the loan's initial effective interest rate. Prior to 1996, the allowance for loan losses related to these loans was based on undiscounted cash flows or the fair value of the collateral for collateral dependent loans. At December 31, 1999, the Company identified approximately $2,052,000 in loans which are considered impaired. These loans are included as part of the nonaccrual loans set forth in the table above and represent 0.27% of the Company's gross loan portfolio. Based upon the analysis of the underlying collateral value of these loans and the low percentage of these loans in relation to the gross loan portfolio, management believes the allowance is adequately funded to provide for the inherent risk associated with these loans.

          At December 31, 1999, there were $562,000 in loans to borrowers where available information indicated that such loans are likely to later be included as nonaccrual, impaired (as defined in SFAS No. 114), past due, or restructured.

Management's Discussion

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

          Total investment securities outstanding at December 31, 1999 increased $122,743,000, including $105,550,000 in investment securities acquired with BNI. The remaining increase in the Banks' investment portfolio was due to approximately $17,243,000 in collateralized mortgage obligations in leveraged transactions, the reinvestment of portfolio cash flows, primarily in obligations of states and political subdivisions and mortgage-related securities, to take advantage of the comparatively more attractive yields on these investment securities as opposed to U.S. treasury and agency obligations. The following table presents the combined amortized cost of the Company's held-to-maturity and available-for-sale investment securities on the dates indicated (dollars in thousands).

                                                                 At December 31,
---------------------------------------------------------------------------------------------------
                                                   1999                1998               1997
---------------------------------------------------------------------------------------------------
U.S. Treasury securities and obligations
   of U.S. government agencies               $ 34,774  15.4%     $ 41,200  39.9%    $ 46,822  48.6%
Obligations of states and
   political subdivisions                      40,401  17.9        30,828  29.8       25,922  26.9
Mortgage-related securities                   137,659  60.9        21,792  21.1       17,242  17.9
Other securities                               13,238   5.9         9,509   9.2        6,377   6.6
---------------------------------------------------------------------------------------------------
TOTAL                                        $226,072            $103,329           $ 96,363
===================================================================================================

          The composition of the Company's investment securities has been influenced by the general market conditions prevalent during 1999. U.S. Treasury securities and obligations of U.S. government agencies (Treasuries/Agencies) decreased $6,426,000 in 1999 due to the Company's decision to increase the amount of investments deployed in obligations of states and political subdivisions and mortgage-related securities to take advantage of the comparatively higher yields available on these investment products. As a result of this decline, the percentage of the Company's investment portfolio invested in Treasuries/Agencies decreased to 15.4% at December 31, 1999 from 39.9% at December 31, 1998.


          Obligations of states and political subdivisions increased $9,573,000 at December 31, 1999 compared to December 31, 1998. Exclusive of BNI, obligations of states and political subsidiaries increased $2,292,000 due to the Company reinvesting Treasuries/Agencies maturities in municipal investments to enhance its portfolio yield. At December 31, 1999, obligations of states and political subdivisions were 17.9% of the Company's investment portfolio as compared to 29.8% at December 31, 1998.

          During 1999, balances in mortgage-related securities increased $115,867,000. This increase included $96,459,000 related to the BNI acquisition as well as reinvesting maturing Treasuries/Agencies in this category. The Company's mortgage-related securities represent balances outstanding on fixed-rate collateralized-mortgage obligations (CMO's) supported by one-to-four family residential mortgage securities issued by the Federal National Mortgage Association (FNMA) or the Federal Home Loan Mortgage Corporation (FHLMC). To avoid exposure to prepayments, wide market value fluctuations, and recoverability, the Company purchases only the conservative early trances of the respective CMOs. These investments closely resemble treasury securities in their shorter maturities, marketability, and repayment predictability and accordingly are the least volatile to the impact of market interest rate fluctuations. At December 31, 1999, the remaining average life of the Company's mortgage-related securities was slightly more than five years. Management does not consider the Company to be exposed to significant interest rate risk or recoverability related to these investments. At December 31, 1999, mortgage-related securities accounted for 60.9% of the Company's investment portfolio compared to 21.1% at December 31, 1998.

          Other securities increased $3,729,000 in 1999. BNI accounted for $1,593,000 of this increase. The remaining increase was due to the Company's purchase of additional marketable equity securities during the year. At December 31, 1999, other securities represented 5.8% of the Company's investment portfolio compared to 9.2% at December 31, 1998.

          The maturities and weighted-average yield of the Company's investment securities at December 31, 1999 are presented in the following table (dollars in thousands). Taxable-equivalent adjustments (using a 34% rate) have been made in calculating the yields on obligations of states and political subdivisions.

                                                                    After One           After Five
                                                  Within            But Within          But Within             After
                                                 One Year           Five Years          Ten Years            Ten Years
-------------------------------------------------------------------------------------------------------------------------
                                             Amount    Yield     Amount     Yield     Amount    Yield     Amount    Yield
-------------------------------------------------------------------------------------------------------------------------
U.S. Treasury securities and
  obligations of U.S. government
  agencies                                   $ 6,006   5.87%     $ 22,168   5.83%     $ 6,600    6.23%    $     0   0.00%
Obligations of states and political
  subdivisions                                   881   7.33        22,681   6.49       15,079    6.29       1,760   7.20
Mortgage-related securities                    4,807   7.02        62,578   6.81       33,844    6.96      36,430   6.96
Other securities                              11,070   3.91         1,991   6.76          100   10.00          76   7.25
-------------------------------------------------------------------------------------------------------------------------
TOTAL                                        $22,764   5.22%     $109,418   6.54%     $55,623    6.70%    $38,267   6.97%
=========================================================================================================================


          At December 31, 1999, the Company had equity investments in 13 bank stocks at an acquired cost of approximately $4,200,000. Since the fourth quarter 1998, the Company has committed a portion of its investment portfolio to purchasing bank stocks at prices it believed attractive.

          At December 31, 1999, the Company had $33,000 in net unrealized gains on its held-to-maturity securities and $4,137,000 in net unrealized losses on its available-for-sale securities. Of the unrealized losses on the Company's available-for-sale securities at December 31, 1999, approximately $781,000 was the result of price depreciation on marketable equity securities resulting from the general weakness in the financial stock sector at December 31, 1999. The remaining $3,356,000 in unrealized losses at December 31, 1999 resulted from price depreciation on investment securities related to the generally higher interest rate environment. Unrealized gains and losses resulting from marketable equity securities are impacted by the current market price quoted for the underlying security in relation to the price at which the security was acquired by the Company. Unrealized gains and losses on investment securities are the result of changes in market interest rates and the relationship of the Company's investments to those rates for comparable maturities. Unrealized gains generally result from the interest rates on the Company's portfolio of investment securities exceeding market rates for comparable maturities. Conversely, unrealized losses generally result from the interest rates on the Company's portfolio of investment securities falling below market rates for comparable maturities. If material, unrealized losses could negatively impact the Company's future performance as earnings from these investments would be less than alternative investments currently available and may not provide as wide a spread between earnings and funding costs. The Company does not consider its investment portfolios exposed to material adverse impact to future operating performance resulting from market interest rate fluctuations.

Deposits

          Deposits are the Company's principal funding source. Deposit inflows and outflows are significantly influenced by general interest rates, money market conditions, market competition, and the overall condition of the economy. For the year ended December 31, 1999, total average deposits increased $107,777,000 (17.0%) due to the inclusion of BNI and internal deposit growth at SFB, SFBW, Richmond & Home. As the Richmond acquisition was consummated on December 31, 1997, no averages for Richmond are included in any average deposit information for the year 1997.

          The following table sets forth the average amount of and the average rate paid by the Company on deposits by deposit category (dollars in thousands).

                                                              Years ended December 31,
----------------------------------------------------------------------------------------------------------------------
                                          1999                           1998                           1997
----------------------------------------------------------------------------------------------------------------------
                              Average    Average   % of      Average    Average   % of      Average    Average   % of
                              Amount      Rate     Total     Amount      Rate     Total     Amount      Rate     Total
----------------------------------------------------------------------------------------------------------------------
Non-interest bearing
  demand deposits             $ 90,173    0.00%    12.2%     $ 72,684    0.00%    11.5%     $ 58,687    0.00%    11.4%
NOW accounts                    97,797    1.75     13.2        82,778    2.28     13.1        65,453    2.02     12.8
Money market deposits          152,636    4.03     20.6       109,509    4.38     17.3        86,354    4.37     16.8
Savings                        127,523    2.66     17.2       106,543    2.82     16.8       102,080    2.89     19.9
Time deposits                  272,194    5.37     36.8       261,032    5.79     41.3       200,082    5.70     39.0
----------------------------------------------------------------------------------------------------------------------
TOTAL                         $740,323    3.49%              $632,546    3.92%              $512,656    3.79%
=========================================================================================================================

Management's Discussion

          For the year ended December 31, 1999, average non-interest bearing demand deposits increased $17,489,000 (24.1%). The inclusion of BNI in the Company's averages for 1999 accounted for $17,337,000 of this increase.
Exclusive of BNI, average non-interest bearing demand deposits increased $152,000 (0.2%). Non-interest bearing demand deposits represent 12.2% of the Company's average deposit portfolio at December 31, 1999 compared to 11.5% at December 31, 1998.

          Average NOW accounts increased $15,019,000 (18.1%) for the year ended December 31, 1999 over 1998. BNI accounted for $7,231,000 of this increase. Exclusive of BNI, average NOW accounts increased $7,788,000 (9.4%) mainly due to growth in personal, business, and municipal account relationships during the year. At December 31, 1999, NOW accounts represent 13.2% of the Company's average total deposits compared to 13.1% at December 31, 1998.

          Average money market deposits increased $43,127,000 (39.4%) in total and $15,762,000 (14.4%) exclusive of BNI for the year ended December 31, 1999. The Company continues to experience growth from this funding source due to the popularity of the Money Market Index Account. At December 31, 1999, average money market balances of the Company, represent 20.6% of average total deposits compared to 17.3% at December 31, 1998.

          Average savings balances increased $20,980,000 (19.7%). The inclusion of BNI added $19,837,000 to the Company's average savings balances. Average savings balances represent 17.2% of average total deposits at December 31, 1999 compared to 16.8% at December 31, 1998.

          Average time deposit balances increased $11,162,000 (4.3%) in total and decreased $15,341,000 (5.9%) exclusive of BNI for the year ended December 31, 1999 compared to the year ended December 31, 1998. This decrease was mainly due to depositors continuing desire to maintain balances in more liquid instruments and the relative attractiveness of alternative nondeposit products. At December 31, 1999, average time deposits represent 36.8% of average total deposits compared to 41.3% at December 31, 1998.

          Maturities of time certificates of deposit and other time deposits of $100,000 or more outstanding at December 31, 1999 are summarized as follows (dollars in thousands).

               3 month or less                   $ 33,218
               Over 3 through 6 months             10,650
               Over 6  through 12 months            8,933
               Over 12 months                      11,386
               ------------------------------------------
                    TOTAL                        $ 64,187
               ==========================================

          Approximately 5.9% of the Company's total assets at December 31, 1999 were supported by time deposits with balances in excess of $100,000 as compared to 5.5% at December 31, 1998. The Company's dependence on large balance time deposits to fund its asset base has historically been approximately one third to one half of the large liability funding dependence exhibited by its peers.


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

          The Company's primary investment activity is loan origination. For the year ended December 31, 1999, the Company reported a $49,059,0000 net increase in loans. Advances from the Federal Home Loan Bank funded $45,800,000 of the net loan increase with the balance funded by deposit growth. Deposits, exclusive of BNI, increased $9,156,000 in total, of which $3,259,000 went to fund loan growth. The remaining $5,897,000 in 1999 deposit growth combined with $8,531,000 in cash provided by operating activities and $33,209,000 in net notes payable proceeds, repayments on the Company's ESOP, proceeds of $14,446,000 from Federal Funds Purchased, and proceeds from stock option exercises were used to purchase BNI, fund $21,550,000 in net investment securities increases, purchase treasury stock at SFSC, pay cash dividends, and fund net increases in cash and cash equivalents.

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

          Cash and cash equivalents are generally the Company's most liquid assets. The Company's level of operating, financing, and investing activities during a given period impact the resultant level of cash and cash equivalents reported. The Company had liquid assets of $59,784,000 and $82,230,000 at December 31, 1999 and 1998, respectively. Liquid assets in excess of necessary cash reserves are generally invested in short-term investments such as federal funds sold, commercial paper, and interest-earning deposits.

Interest Rate Sensitivity

          Interest rate risk is an inherent part of the banking business as financial institutions gather deposits and borrow other funds to finance earning assets. Interest rate risk results when repricing of rates paid on deposits and other borrowing does not coincide with the repricing of interest-earning assets. Interest rate sensitivity management seeks to avoid fluctuating net interest margins and to enhance consistent growth of net interest income through periods of changing interest rates. The following table shows the estimated maturity and repricing structure of the Company's interest-earning assets and interest-bearing liabilities for three different independent and cumulative time intervals as of December 31, 1999 (dollars in millions). For purposes of presentation in the following table, the Company used the national deposit decay rate assumptions published by its regulators as of December 31, 1999, which, for NOW accounts, money market accounts, and savings deposits in the one year or less category were 59%, 65%, and 80%, respectively. The table does not necessarily indicate the impact general interest rate movements may have on the Company's net interest income as the actual repricing experience of certain assets and liabilities, such as loan prepayments and deposit withdrawals, is beyond the Company's control. As a result, certain assets and liabilities may reprice at intervals different from the maturities assumed in the following table given the general movement in interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates.

                                                                         Total
                                      0-30       31-90       91-365      0-365
                                      Days       Days         Days       Days
--------------------------------------------------------------------------------
ASSETS

Loans
  Fixed                             $  23.5     $  17.9     $  63.1     $ 104.5
  Variable                            166.4         0.0         0.0       166.3
Investments                             8.9         2.7        19.5        31.0
Federal funds                           0.9         0.0         0.0         0.9
--------------------------------------------------------------------------------
Total                               $ 199.7     $  20.4     $  82.6     $ 302.7
================================================================================

LIABILITIES

Savings deposits
  & NOW deposits                    $  26.9     $  53.9     $  80.8     $ 161.6
Time deposits                          31.0        60.8       124.7       216.4
Money market deposits                  16.0        32.0        48.0        96.1
Other interest-bearing
  liabilities                          15.4         0.0        40.0        55.4
--------------------------------------------------------------------------------
Total                               $  89.3     $ 146.7     $ 293.5     $ 529.5
================================================================================

Interest sensitivity gap            $ 110.4     $(126.3)    $(210.9)    $(226.8)
Cumulative interest
  sensitivity gap                     110.4       (15.9)     (226.8)     (226.8)
Cumulative interest sensitivity
  gap as a percentage of total
  earning assets                       11.4%       -1.6%      -23.3%      -23.3%
Cumulative total interest-
  earning assets as a percentage
  of cumulative interest-bearing
  liabilities                         223.6%       93.3%       57.2%       57.2%


          At December 31, 1999, interest-sensitive assets and interest-sensitive liabilities subject to repricing within one year, a percentage of total assets were 27.8% and 48.6%, respectively. Variable rate and maturing fixed rate loans are the primary interest-sensitive assets repricing within one year. Time deposits are the most significant liabilities subject to repricing within one year on the funding side of the balance sheet. The table above demonstrates the Company is liability-sensitive at December 31, 1999, which would normally indicate that the Company's net interest margin would improve if rates decreased and deteriorate if interest rates increased.

          The Company's negative gap position at the one year time horizon is impacted primarily by the fixed rate mortgage portfolio. The pending sale of approximately $45,000,000 in 1-4 family real estate mortgage will reduce the Company's one year negative cumulative gap to $181,000,000 and its cumulative gap as a percent of total earning assets to (18.7%). The Company would consider further securitization of its fixed rate mortgage portfolio under favorable pricing terms and the availability of immediately available funding uses at equal or comparable higher rates than the foregone yield on the contemplated securitization.

Management's Discussion

Capital Resources

          Total shareholders' equity decreased $24,970,000 in 1999, increased $873,000 in 1998, and decreased $1,644,000 in 1997. The decrease in 1999 was mainly due to the Company's stock repurchase program under which the Company repurchased approximately 1.5 million shares of common stock at a price of $16.66. The increase in 1998 was mainly due to the retirement of Home's Recognition and Retention Plan commensurate with the merger and the annual allocation of ESOP shares in both State's and Home's respective plans. Total shareholder's equity decreased in 1997 due to Home's acquisition of treasury shares and the formation of the Recognition and Retention Plan exceeding the amount of net earnings retention during the year.

                                                               Years ended December 31,
-----------------------------------------------------------------------------------------------------------------
                                              1999                               1998                      1997
-----------------------------------------------------------------------------------------------------------------
                                                  Exclusive of                       Exclusive of
                                                 merger-related                     merger-related
                                    As stated        charge            As stated        charge
-----------------------------------------------------------------------------------------------------------------
Return on assets                       0.78%          0.89%                0.15%          0.89%             1.09%
Return on equity                       6.00           6.84                 0.86           5.25              5.40
Earnings retained                     41.23          48.44              (357.40)         25.40             50.20
Dividend payout ratio                 58.77          51.56               457.40          74.60             49.80
Average equity to average assets      13.04                               16.97                            20.21
Asset growth                          31.59                                7.04                            17.69
=================================================================================================================

          There are certain regulatory constraints which affect the Company's capital levels. At December 31, 1999, the Company exceeded all of the regulatory capital requirements. See Note 9 and Note 13 to the Consolidated Financial Statements for additional explanation of these regulatory constraints.

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

Impact of Year 2000

          In prior years, the Company discussed the nature and progress of its plans to become Year 2000 ready. In late 1999, the Company competed its remediation and testing of systems. As a result of those planning and implementation efforts, the Company experienced no significant disruptions in mission critical information technology and non-information technology systems and believes those systems successfully responded to the Year 2000 date change. The Company expensed approximately $40,000 during 1999 in connection with remediating its systems. The Company is not aware of any material problems resulting from Year 2000 issues, either with its internal systems, or the products and services of third parties. The Company will continue to monitor its mission critical computer applications and those of its suppliers and vendors throughout the year 2000 to ensure that any latent Year 2000 matters that may arise are addressed promptly.

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

          The Company maintains a system of internal accounting controls. Management believes that the internal accounting controls provide reasonable assurance that transactions are executed and recorded in accordance with Company policy and procedures, and that the accounting records may be relied on as a basis for preparation of the financial statements and other financial information.

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



/s/  Michael J. Falbo                         /s/  Michael A. Reindl
Michael J. Falbo                              Michael A. Reindl
President and Chief Executive Officer         Senior Vice President, Controller
                                                and Chief Financial Officer





Report of Ernst & Young LLP, Independent Auditors

Board of Directors and Shareholders
State Financial Services Corporation

          We have audited the accompanying consolidated balance sheets of State Financial Services Corporation and subsidiaries (the Company) as of December 31, 1999, and 1998, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Home Federal Savings and Loan Association of Elgin for the year ended December 31, 1998, or the consolidated financial statements of Home Bancorp of Elgin, Inc. and subsidiary for the year ended December 31, 1997, which statements reflect total assets of $383,231,000 in 1998, and total revenue of $26,965,923 in 1998, and $26,317,237 in 1997. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to data included for Home Federal Savings and Loan Association of Elgin and Home Federal Bancorp, Inc. and subsidiary, is based solely on the reports of other auditors.

          We conducted our audits in accordance with audit standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

          In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 1999, and 1998, and the consolidated results of its operations and cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.



January 21, 2000                        /s/ Ernst & Young LLP
                                        Ernst & Young LLP

Financial Statements

Consolidated Balance Sheets

                                                            December 31,
--------------------------------------------------------------------------------
                                                       1999            1998
--------------------------------------------------------------------------------
Assets

Cash and due from banks                          $   51,710,232    $ 31,028,203
Interest-bearing bank balances                        7,128,225      29,793,241
Federal funds sold                                      945,576       8,508,387
Commercial paper                                              -      12,900,000
Cash and cash equivalents                            59,784,033      82,229,831
Investment securities:
  Held-to-maturity (fair value of
    $3,366,087-1999 and $10,479,402-1998)             3,333,183      10,290,241
  Available-for-sale (at fair value)                218,602,218      94,704,827
Loans (net of allowance for loans losses
  of $6,904,980-1999 and $4,484,504-1998)           694,193,405     606,038,019
Loans held for sale                                  48,002,714       1,910,881
Premises and equipment                               22,819,347      13,333,369
Accrued interest receivable                           5,810,538       4,485,332
Goodwill, net                                        28,306,540       9,659,712
Other assets                                          9,172,363       5,716,311
--------------------------------------------------------------------------------
                                                 $1,090,024,341    $828,368,523
================================================================================

Liabilities and shareholders' equity

Deposits:
  Demand                                         $  117,298,997    $ 81,540,940
  Savings                                           269,317,506     199,266,311
  Money market                                      160,169,964     120,297,093
  Time deposits in excess of $100,000                69,034,677      45,610,283
  Other time deposits                               231,229,420     206,190,258
--------------------------------------------------------------------------------
Total deposits                                      847,050,564     652,904,885

Notes payable                                        39,958,609       6,750,000
Securities sold under agreement to repurchase        15,733,809       4,116,677
Federal funds purchased                              12,400,000               -
Federal Home Loan Bank advances                      61,500,000      25,000,000
Accrued expenses and other liabilities                1,520,251       3,270,762
Accrued interest payable                              2,193,555       1,688,920
--------------------------------------------------------------------------------
Total liabilities                                   980,356,788     693,731,244

Shareholders' equity:
  Preferred stock $1 par value;
    authorized-100,000 shares; issued
    and outstanding-none                                      -               -
  Common stock, $.10 par value;
    authorized-25,000,000 shares; 10,092,684
    shares issued and outstanding in 1999,
    and 10,076,017 in 1998, including
    1,515,140 treasury shares in 1999                 1,009,269       1,007,602
  Additional paid-in capital                         94,923,187      94,153,564
Retained earnings                                    46,812,497      43,748,273
  Accumulated other comprehensive income             (2,709,310)      1,080,549
  Unearned shares held by ESOP                       (5,131,608)     (5,352,709)
  Treasury stock                                    (25,236,482)              -
--------------------------------------------------------------------------------
Total shareholders' equity                          109,667,553     134,637,279
--------------------------------------------------------------------------------
                                                 $1,090,024,341    $828,368,523
================================================================================

See accompanying notes.

Consolidated Statements of Income

                                                 Year ended December 31,
--------------------------------------------------------------------------------
                                            1999          1998          1997
--------------------------------------------------------------------------------
Interest Income:
  Loans                                 $54,631,410   $48,705,672   $41,599,154
  Investment securities:
    Taxable                               8,921,184     6,902,230     6,644,283
    Tax-exempt                            1,675,685     1,346,350       839,358
    Federal funds sold and
      other short-term investments          388,961       632,586       148,152
--------------------------------------------------------------------------------
Total interest income                    65,617,240    57,586,838    49,230,947

Interest expense:
  Deposits                               25,873,922    24,795,930    19,453,399
  Notes payable and other borrowings      4,258,120     1,126,660       618,079
--------------------------------------------------------------------------------
Total interest expense                   30,132,042    25,922,590    20,071,478
--------------------------------------------------------------------------------
Net interest income                      35,485,198    31,664,248    29,159,469
Provision for loan losses                   750,000       690,000       450,000
--------------------------------------------------------------------------------
Net interest income after provision
  for loan losses                        34,735,198    30,974,248    28,709,469
--------------------------------------------------------------------------------

Other income:
  Service charges on deposit accounts     2,185,081     1,955,905     1,670,515
  ATM service charges                       665,751       760,362       490,708
  Gain on sale of loans                   1,012,538       961,517       225,108
  Fair market value adjustment-loans
    held for sale                          (735,538)            -             -
  Merchant services                       1,546,600     1,270,240     1,160,692
  Building rent                             260,400       278,418       310,014
  Security transaction commissions          502,418       534,462       122,382
  Asset management fees                     621,689       163,834             -
  Investment securities gains
    (losses), net                           992,469       420,817          (649)
  Other                                     941,758       783,007       685,489
--------------------------------------------------------------------------------
                                          7,993,166     6,964,728     4,664,259
Other expenses:
  Salaries and employee benefits         13,881,079    12,907,315    10,194,853
  Net occupancy expense                   1,465,792     1,216,761     1,213,368
  Equipment rentals, depreciation
    and maintenance                       3,410,883     2,786,845     2,500,073
  Data Processing                         2,053,887     1,977,794     1,698,200
  Legal and professional                  1,241,124     1,140,723       993,799
  ATM fees                                  564,761       630,449       620,345
  Merchant services                       1,115,660       948,651       917,216
  Merger-related charges                    598,291     7,917,613             -
  Advertising                             1,133,258       900,604       806,037
  Goodwill amortization                   1,387,127       632,837       151,426
  Other                                   4,111,023     3,741,876     3,100,526
--------------------------------------------------------------------------------
                                         30,962,885    34,801,468    22,195,843
--------------------------------------------------------------------------------
Income before income taxes               11,765,479     3,137,508    11,177,885
Income taxes                              4,332,997     1,980,595     3,961,080
--------------------------------------------------------------------------------
Net income                              $ 7,432,482   $ 1,156,913   $ 7,216,805
================================================================================

Basic earnings per share                $       .80   $       .12   $       .75
Diluted earnings per share                      .80           .12           .74
================================================================================


See accompanying notes.

Financial Statements

Consolidated Statements of Shareholders' Equity



                                                                                        Accumulated
                                                        Additional                          Other            Unearned
                                          Common          Paid-In         Retained      Comprehensive           ESOP
                                          Stock           Capital          Earnings         Income             Shares
------------------------------------------------------------------------------------------------------------------------
Balances at December 31, 1997         $   1,027,901    $  96,718,054    $  47,882,792    $     888,649    $  (6,385,962)
  Comprehensive income:
    Net income                                 --               --          1,156,913             --               --
    Other comprehensive
      income - Change in net
      unrealized gain on
      securities available-
      for-sale, net of income
      taxes of $132,068                        --               --               --            191,900             --
------------------------------------------------------------------------------------------------------------------------
Total comprehensive income                     --               --          1,156,913          191,900             --

Cash dividends declared by
  pooled companies:
    State Financial - $0.12
      per share                                --               --         (2,581,561)            --               --
Home Bancorp - $0.10 per share                 --               --         (2,709,871)            --               --
Issuance of 22,360 shares under
  stock option plans                          2,236          237,417             --               --               --
Issuance of 113,241 shares in
  acquisition of LCC                         11,324        2,398,875             --               --               --
Purchase of 198,338 shares of
  treasury stock - Home Bancorp                --               --               --               --               --
Retirement of 338,593 shares of
  treasury stock - Home Bancorp             (33,859)      (5,723,199)            --               --               --
Earned Recognition and
  Retention Plan Stock                         --               --               --               --               --
ESOP shares earned                             --            522,417             --               --          1,033,253
------------------------------------------------------------------------------------------------------------------------
Balances at December 31, 1998             1,007,602       94,153,564       43,748,273        1,080,549       (5,352,709)

Balances at December 31, 1998         $   1,007,602    $  94,153,564    $  43,748,273    $   1,080,549      $(5,352,709)
  Comprehensive income:
    Net income                                 --               --          7,432,482             --               --
    Other comprehensive income -
      Change in net unrealized
      gain on securities available-
      for-sale, net of income taxes
      of $2,013,224                            --               --               --         (3,789,859)            --
------------------------------------------------------------------------------------------------------------------------
Total comprehensive income                     --               --          7,432,482       (3,789,859)            --

Cash dividends declared - $0.12
  per share                                    --               --         (4,368,258)            --               --
Issuance of 16,667 shares under
  stock option plans                          1,667          171,332             --               --               --
Purchase of 1,515,140 shares of
  treasury stock                               --               --               --               --               --
ESOP shares earned                             --            598,291             --               --            221,101

Balances at December 31, 1999         $    1,009,26    $  94,923,187    $  46,812,497       $(2,709,310)    $(5,131,608)
========================================================================================================================
                                          Unearned
                                           Shares
                                         Acquired by
                                         Recognition
                                             and
                                          Retention      Treasury
                                             Plan         Stock          Total
                                      -----------------------------------------------

Balances at December 31, 1997         $  (3,898,482)   $  (2,469,602)   $ 133,763,350
  Comprehensive income:
    Net income                                 --               --          1,156,913
    Other comprehensive
      income - Change in net
      unrealized gain on
      securities available-
      for-sale, net of income
      taxes of $132,068                        --               --            191,900

--------------------------------------------------------------------------------------
Total comprehensive income                     --               --          1,348,813

Cash dividends declared by
  pooled companies:
    State Financial - $0.12
      per share                                --               --         (2,581,561)
Home Bancorp - $0.10 per share                 --               --         (2,709,871)
Issuance of 22,360 shares under
  stock option plans                           --               --            239,653
Issuance of 113,241 shares in
  acquisition of LCC                           --               --          2,410,199
Purchase of 198,338 shares of
  treasury stock - Home Bancorp                --         (3,287,456)      (3,287,456)
Retirement of 338,593 shares of
  treasury stock - Home Bancorp                --          5,757,058             --
Earned Recognition and
  Retention Plan Stock                    3,898,482             --          3,898,482
ESOP shares earned                             --               --          1,555,670

---------------------------------------------------------------------------------------
Balances at December 31, 1998                  --               --        134,637,279

Balances at December 31, 1998                  --      $        --      $ 134,637,279
  Comprehensive income:
    Net income                                 --               --          7,432,482
    Other comprehensive income -
      Change in net unrealized
      gain on securities available-
      for-sale, net of income taxes
      of $2,013,224                            --               --         (3,666,586)

-------------------------------------------------------------------------------------
Total comprehensive income                     --               --          3,642,623

Cash dividends declared - $0.12
  per share                                    --               --         (4,368,258)
Issuance of 16,667 shares under
  stock option plans                           --               --            172,999
Purchase of 1,515,140 shares of
  treasury stock                               --        (25,236,482)     (25,236,482)
ESOP shares earned                             --               --            891,392

---------------------------------------------------------------------------------------
Balances at December 31, 1999           $      --      $ (25,236,482)   $ 109,667,553
=======================================================================================



See accompanying notes.

Consolidated Statements of Cash Flows

                                                                   Year ended December 31,
------------------------------------------------------------------------------------------------------
                                                            1999            1998             1997
------------------------------------------------------------------------------------------------------
Operating activities

Net income                                              $  7,432,482    $  1,156,913     $  7,216,805
Adjustments to reconcile net income to
  net cash provided by operating activities:
    Provision for loan losses                                750,000         690,000          450,000
    Provision for depreciation                             1,875,639       1,539,644        1,425,949
    Amortization of investment securities
      premiums and accretion of discounts
      on investment securities                               667,023         139,712         (558,770)
    Amortization of goodwill                               1,387,127         632,837          151,426
    Amortization of branch acquisition premium                     -               -           49,442
    Deferred income tax provision (benefit)                  124,000      (1,501,000)        (157,006)
    Market adjustment for committed ESOP shares              598,291         522,417          370,922
    Cost of Recognition and Retention Plan                         -       3,898,481          599,767
    Fair market value adjustment - loans
      held for sale                                          735,538               -                -
    Decrease (increase) in interest receivable            (1,325,206)       (104,756)          84,666
    Increase (decrease) in interest payable               (2,240,365)       (341,447)         235,551
    Realized investment securities (gains) losses           (992,469)       (420,817)             649
    Other                                                   (480,623)     (1,232,918)        (566,195)
------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                  8,531,437       6,454,413        9,303,206

Investing activities

Proceeds from maturity or principal payments of
  held-to-maturity investment securities                   6,920,216      10,757,979       64,644,921
Purchases of securities available-for-sale               (57,962,731)    (53,575,276)     (27,550,247)
Maturities and sales of securities available-for-sale     33,249,508      36,132,603       17,008,319
Net increase in loans                                    (49,058,772)    (45,464,865)     (52,932,908)
Net purchases of premises and equipment                   (4,877,569)       (777,257)      (1,065,555)
Business acquisition, net of cash and cash
  equivalents acquired of $7,721,000 and $1,400
  and $7,673,036 in 1999, 1998 and 1997                  (25,965,273)     (2,408,799)      (3,192,426)
------------------------------------------------------------------------------------------------------
Net cash used by investing activities                    (97,694,621)    (55,335,615)      (3,087,896)


See accompanying notes.

Financial Statements

                                                Year ended December 31,
--------------------------------------------------------------------------------
                                         1999           1998            1997
--------------------------------------------------------------------------------
Financing activities
Net increase in deposits             $  9,156,285    $34,910,317    $29,609,088
Repayment of notes payable             (6,750,000)      (204,902)      (961,844)
Proceeds of notes payable              39,958,609      1,450,000      3,900,000
Net decrease (increase) in
  guaranteed ESOP obligation              221,101      1,033,253       (442,482)
Net change in securities sold
  under agreements to repurchase        5,617,132       (733,483)     2,450,000
Increase in Federal Home Loan
  Bank advances                        36,500,000     20,000,000      5,000,000
Cash dividends                         (4,368,258)    (5,291,432)    (3,591,432)
Proceeds (repayments) of federal
  funds purchased                      11,446,000              -     (5,600,000)
Purchase of Recognition and
  Retention Plan stock                          -              -     (4,498,248)
Shares issued in acquisition                -          2,410,199              -
Purchase of treasury stock            (25,236,482)    (3,287,457)    (2,469,602)
Issuance of common stock under
  Dividend Reinvestment Plan                    -              -        204,818
Award of restricted stock                  23,531              -              -
Proceeds from exercise of stock
  options                                 149,468        239,654        126,183
--------------------------------------------------------------------------------
Net cash provided by financing
  activities                           66,717,386     50,526,149     23,726,661
--------------------------------------------------------------------------------
Increase (decrease) in cash and
  cash equivalents                    (22,445,798)     1,644,947     29,941,971
Cash and cash equivalents at
  beginning of year                    82,229,381     80,584,884     50,642,913
--------------------------------------------------------------------------------
Cash and cash equivalents at end
  of year                            $ 59,784,033   $ 82,229,831    $80,584,884
================================================================================


Supplementary information:
  Interest paid                      $ 33,372,407   $ 26,265,360    $19,836,509
  Income taxes paid                     4,396,500      2,403,500      3,450,040

Noncash transactions: Retirement
  of treasury stock                             -      5,757,058              -
Transfer of loans held for
  investment to loans held for sale    48,738,252              -              -

See accompanying notes.


         Notes to Consolidated Financial Statements - December 31, 1999

          1.  Accounting Policies

          The accounting policies followed by State Financial Services Corporation (the Company) and the methods of applying those principles which materially affect the determination of its financial position, cash flows or results of operations are summarized below.

Organization

          The Company is a multibank holding company headquartered in Hales Corners, Wisconsin. Through its wholly owned subsidiaries, State Financial Bank (Wisconsin), State Financial Bank - Waterford, State Financial Bank (Illinois), Home Federal Savings and Loan Association of Elgin and Bank of Northern Illinois, N.A. (BNI) (collectively the Banks), the Company provides retail and commercial banking services, brokerage activities and mortgage lending services through its 23 branch locations. The Banks have 11 branch locations in Wisconsin serving Milwaukee, Waukesha and Racine counties, and 12 branch locations in Illinois serving McHenry, Lake, Kane and Cook counties. The Company is also the parent holding company of State Financial Insurance Agency, a subsidiary of State Financial Bank (Illinois) which sells retail and commercial property and casualty insurance; and Lokken, Chesnut & Cape, which provides asset management and financial planning services to the Banks' customers and markets.

          The Banks and the Company's other subsidiaries are subject to competition from other financial institutions and financial service providers, and are subject to the regulations of certain federal, State of Wisconsin and State of Illinois agencies, and undergo periodic examinations by those regulatory agencies.

Consolidation

          The consolidated financial statements include the accounts of the parent company and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

Business Combinations

          In business combinations accounted for using the purchase method of accounting, the net assets of the companies acquired are recorded at fair value at the date of acquisition and the results of operations of acquired companies are included from the date of acquisition.

          In business combinations accounted for as poolings-of-interests, the financial position and results of operations and cash flows of the respective companies are restated as though the companies were combined for all historical periods.

Intangibles

          The excess of the purchase price over the fair value of net assets of subsidiaries acquired consists primarily of goodwill that is being amortized on a straight-line to operating expense over 15 years. The carrying amount of goodwill is reviewed if facts and circumstances suggest that it may be impaired. If this review indicates that it is not recoverable, as determined based on the estimated undiscounted cash flows of the entity acquired over the remaining amortization period, the carrying amount of the goodwill is reduced by the estimated shortfall of the cash flows discounted to reflect the Company's cost of capital.

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

Cash and Cash Equivalents

          For purposes of the statement of cash flows, cash and cash equivalents include cash and due from banks, interest-bearing bank balances, federal funds sold and commercial paper investments with an original maturity of three months or less.

Investment Securities

          Securities are classified as held to maturity and carried at amortized cost if management has the intent and ability to hold the securities to maturity.

          All other debt securities and equity securities are classified as available-for-sale and are carried at estimated fair value, with unrealized gains and losses, net of tax, reported as a separate component of shareholders' equity.

          The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity, or in the case of mortgage-related securities, over the estimated life of the security. Such amortization is calculated using the level-yield method, adjusted for prepayments and is included in interest income from investments. Realized gains and losses, and declines in value judged to be other than temporary are included in net securities gains and losses. The cost of securities is based on the specific identification method.

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

Loans Held for Sale

          Loans held for sale consist of residential mortgagees and are carried at the lower of cost or aggregate market value. Net unrealized losses are recognized through a valuation allowance and a charge to income.

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

          General valuation allowances are based on an evaluation of the various risk components that are inherent in the credit portfolio. The risk components that are evaluated include past loan loss experience; the level of nonperforming and classified assets; current economic conditions; volume, growth and composition of the loan portfolio; adverse situations that may affect the borrower's ability to repay; the estimated value of any underlying collateral; peer group comparisons; regulatory guidance; and other relevant factors. The allowance is increased by provisions charged to earnings and reduced by charge-offs, net of recoveries. Management may transfer reserves between specific and general valuation allowances as considered necessary. The adequacy of the allowance for loan losses is approved quarterly by the Company's board of directors. The allowance reflects management's best estimate of the reserves needed to provide for the impairment of income-producing real estate loans, as well as other credit risks of the Banks and is based on a risk model developed and implemented by management and approved by the Company's board of directors. However, actual results could differ from this estimate and future additions to the allowance may be necessary based on unforeseen changes in economic conditions. In addition, federal regulators periodically review the Banks' allowance for loan losses. Such regulators have the authority to require the Banks to recognize additions to the allowance at the time of their examination.

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

Treasury Stock

          The Company records common stock purchased for treasury stock at cost. At the date of subsequent reissueance, the treasury stock account is reduced by the cost of such stock on a first-in, first-out basis.

Earnings Per Share

          Basic earnings per share are computed by dividing net income by the weighted-average common shares outstanding less unearned ESOP shares. Diluted earnings per share are computed by dividing net income by the weighted-average common shares outstanding less unallocated ESOP shares plus the assumed conversion of all potentially dilutive securities using the Treasury Stock method.

          The denominators for the earnings per share amounts are as follows:

                                            1999          1998          1997
--------------------------------------------------------------------------------
Basic:
  Weighted-average number
    of shares outstanding                 9,711,923    10,109,059    10,193,642
  Less: weighted-average
    number of unearned
    ESOP shares                            (408,631)     (503,182)     (553,635)
--------------------------------------------------------------------------------
  Denominator for basic
    earnings per share                    9,303,292     9,605,877     9,640,007

Fully diluted:
  Denominator for basic
    earnings per share                    9,303,292     9,605,877     9,640,007
================================================================================
  Add: assumed conversion
    of stock options using
    the treasury stock method                16,383        74,089        89,832
  Denominator for fully
    diluted earnings per share            9,319,675     9,679,966     9,729,839
================================================================================


          At December 31, 1999, 651,714 stock options with a weighted - average exercise price of $16.20 were excluded from the calculation of fully diluted earnings per share as their impact was anti-dilutive.

Income Taxes

          The Company accounts for income taxes using the liability method. Deferred income tax assets and liabilities are adjusted regularly to amounts estimated to be receivable or payable based on current tax law and the Company's tax status. Valuation allowances are established for deferred tax assets for amounts for which it is more likely than not that they will be realized.

Stock Option Plan

          Statement of Financial Accounting Standards (Statement) No. 123, "Accounting for Stock-Based Compensation," permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, Statement No. 123 allows entities to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made as if the fair value based method defined in Statement No. 123 had been applied. The Company accounts for its stock option plans in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. As such, compensation expense is recorded for stock options only to the extent that the current market price of the underlying stock exceeded the exercise price on the date of grant. The fair value of the stock options granted was not material for the years ended December 31, 1999, 1998, and 1997.

Employee Stock Ownership Plan (ESOP)

          Compensation expense under the ESOP is equal to the fair value of common shares released or committed to be released to participants in the ESOP in each respective period. Common stock purchased by the ESOP and not committed to be released to participants is included in the consolidated balance sheet at cost as a reduction of shareholders' equity.

Segment Information

          The Company evaluates segment performance based on geographic location-State Financial Bank (Wisconsin), State Financial Bank -Waterford, State Financial Bank (Illinois), Home Federal Savings and Loan Association of Elgin and Bank of Northern Illinois, N.A.

Reclassifications

          Certain 1998 and 1997 amounts have been reclassified to conform with the 1999 presentation.

Pending Accounting Changes

          Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," and Statement No. 137, "Accounting for Derivative Instruments and Hedging Activities and Deferral o4f the Effective Date of FASB Statement No. 133," which defers the effective date of Statement No. 133 until years beginning after June 15, 2000, provide a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. Statement 133 requires all derivatives to be recorded on the balance sheet at fair value. However, the Statement provides for special accounting for certain derivatives that meet the definition of hedges. Changes in the fair value of derivatives that do not meet the definition of hedges are required to be reported in earnings in the period of the change. The Corporation does not use derivative financial instruments such as futures, swaps, caps, floors, options, interest or principal only strips of similar financial instruments; therefore, the Statement is not expected to have a significant impact on the Company. The Corporation expects to adopt Statement No. 133 on January 1, 2001.

          2.  Acquisitions

          On June 23, 1999, the Company completed its acquisition of First Waukegan Corporation and subsidiary, Bank of Northern Illinois, N.A. (BNI). The Company purchased the outstanding common stock of First Waukegan Corporation for $33,633,000 in cash. The acquisition was recorded using purchase accounting.

          On a pro forma basis, total income, net income, and basic earnings per share for the year ended December 31, 1999 and 1998, after giving effect to the acquisition of BNI as if it occurred on January 1, 1998, follow:

                                            1999          1998
    --------------------------------------------------------------
     Total income                          $81,221       $82,658
     Net income                              4,884          (320)
     Basic earnings per share                  .52         ($.03)
     Diluted earnings per share                .52         ($.03)
    ==============================================================

          On December 15, 1998, the Company merged with Home Bancorp of Elgin, Inc. (Home Bancorp). During the combination, Home Bancorp was merged into State Financial Services Corporation and its wholly owned subsidiary bank, Home, became a wholly owned subsidiary of the Company. Each outstanding share of Home Bancorp common stock was converted into and exchanged for .914 shares of the Company's common stock, resulting in the issuance of 6,067,862 shares. The acquisition was accounted for as a pooling-of-interests, and, accordingly, all historical financial information for the Company has been restated to include Home for all periods presented herein. Certain reclassifications were made to the Home financial statements to conform to the Company's presentations. Charges totaling $201,245 were recorded to conform Home's accounting policies for fixed assets and contributions.

          In connection with the merger, the Company recorded charges of $7,917,613 for merger-related costs in 1998. In the first quarter of 1999, the Home ESOP sold a sufficient number of shares to repay the ESOP debt. Shares remaining in the Home ESOP after repayment of the ESOP debt (48,840) were allocated to Home ESOP participants, resulting in an additional merger-related charge of $598,291.

          Additional employment severance payments, not recorded as of December 31, 1999, or 1998, and ranging from $835,000 to $1,100,000, may be incurred should five certain Home employees who have contractual severance arrangements all choose to terminate their employment with the Company prior to December 15, 2000. The actual amount of expense incurred, if any, is dependent upon the number of these employees choosing to terminate their employment with the Company and the point in time at which this election is made. The amount of payment actually paid to any one of these five employees will be reduced by the applicable employee's pro rata monthly salary multiplied by the number of months between the merger date (December 15, 1998) and the month in which the employee notifies the Company of his/her desire to terminate their employment. The Company will recognize any expense resulting from these severance agreements as additional merger-related charges in the period notification is received from one of these Home employees. The Company has received no notice from the employees that they intend to terminate their employment with the Company.

          Details of the merger-related costs follow:

                                                    1999               1998
--------------------------------------------------------------------------------
Legal, accounting and professional fees           $       -        $ 2,638,342
RRP termination                                           -          3,148,773
Severance                                                 -          1,297,498
Other                                                     -            833,000
Home ESOP termination                               598,291                  -
--------------------------------------------------------------------------------
                                                  $ 598,291        $ 7,917,613
================================================================================

          Of the $7,917,613 in merger-related charges recognized in 1998, $7,517,477 was actually paid during 1998, and the remaining $400,136 was paid in 1999.

          On September 8, 1998, the Company completed its acquisition of Lokken, Chesnut and Cape, LLC, an asset management firm located in La Crosse, Wisconsin. The Company purchased the outstanding common stock of LCC in exchange for 113,241 shares of its common stock valued at $21.19 per share on the transaction date. An additional 28,310 shares of common stock may be issued on January 31, 2002, subject to LCC meeting or exceeding certain operating performance targets in 1999, 2000, and 2001. Such additional shares will be recorded as an adjustment of the purchase price. The acquisition was recorded as a purchase. On December 31, 1997, the Company completed its acquisition of Richmond Bancorp, Inc. (Bancorp), Richmond, Illinois. The Company purchased the outstanding common stock of Bancorp for $10,787,495 in cash. In connection with the acquisition, the Company borrowed $3,900,000 on its line of credit and assumed $1,400,000 of Bancorp's outstanding debt. The acquisition was recorded as a purchase.

          3. Restrictions on Cash and Due From Bank Accounts

          The Banks are required to maintain reserve balances with the Federal Reserve Bank. The average amount of reserve balances for the years ended December 31, 1999, and 1998, was approximately $6,363,000 and $4,169,000, respectively.

          4. Investment Securities

          The amortized cost and estimated fair values of investments in debt securities follow:

                                                                 Gross        Gross
                                               Amortized      Unrealized     Unrealized     Estimated
                                                  Cost           Gains        Losses        Fair Value
--------------------------------------------------------------------------------------------------------
Held-to-Maturity

December 31, 1999:

U.S. Treasury securities and obligations
  of U.S. government agencies                 $    702,824    $   10,743    $   (23,401)   $    690,166
Obligations of state and political
  subdivisions                                   2,130,359        52,446             (4)      2,182,801
Other securities                                   500,000           100         (6,980)        493,120
--------------------------------------------------------------------------------------------------------
                                              $  3,333,183    $   63,289    $   (30,385)   $  3,366,087
========================================================================================================

December 31, 1998:

U.S. Treasury securities and obligations
  of U.S. government agencies                 $  5,340,509    $   58,263    $    (5,672)   $  5,393,100
Obligations of state and political
  subdivisions                                   4,449,732       131,333           (823)      4,580,242
Other securities                                   500,000        11,520         (5,460)        506,060
--------------------------------------------------------------------------------------------------------
                                              $ 10,290,241    $  201,116    $   (11,955)   $ 10,479,402
========================================================================================================


                                                                 Gross        Gross
                                               Amortized      Unrealized     Unrealized     Estimated
                                                  Cost           Gains        Losses        Fair Value
--------------------------------------------------------------------------------------------------------
Available-for-Sale

December 31, 1999:

U.S. Treasury securities and obligations
  of U.S. government agencies                 $ 34,070,802    $   23,012    $  (666,461)   $ 33,427,453
Obligations of state and political
  subdivisions                                  38,270,684        17,074       (848,113)     37,439,645
Mortgage-related securities                    137,659,412        75,953     (1,936,436)    135,798,929
Other securities                                12,738,323             -       (802,131)     11,936,192
--------------------------------------------------------------------------------------------------------
                                              $222,739,221    $  116,139    $ 4,253,141    $218,602,219
========================================================================================================

December 31, 1998:

U.S. Treasury securities and obligations
  of U.S. government agencies                 $ 35,859,284    $  539,153    $   (61,131)   $ 36,337,306
Obligations of state and political
  subdivisions                                  26,378,209       544,358         (7,286)     26,915,281
Mortgage-related securities                     21,792,307       201,250        (15,178)     21,978,379
Other securities                                 9,008,946       464,915              -       9,473,861
--------------------------------------------------------------------------------------------------------
                                              $ 93,038,746    $1,749,676    $   (83,595)   $ 94,704,827
========================================================================================================

          The amortized cost and estimated fair value of investment securities at December 31, 1999, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers or issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                  Held-to-Maturity            Available-for-Sale
                                              ------------------------    ----------------------------
                                              Amortized     Estimated      Amortized       Estimated
                                                 Cost       Fair Value        Cost         Fair Value
------------------------------------------------------------------------------------------------------
Due in one year or less                       $  225,000    $  227,270    $ 22,539,294    $ 21,714,292
Due after one year through five years          1,322,864     1,307,405     108,095,099     106,387,114
Due after five years through ten years         1,384,235     1,420,803      54,238,886      53,119,992
Due after ten years                              401,084       410,609      37,865,942      37,380,821
------------------------------------------------------------------------------------------------------
                                              $3,333,183    $3,366,087    $222,739,221    $218,602,219
======================================================================================================


          The Company's investments in mortgage-related securities have been allocated to the various maturity categories based on expected maturities using current prepayment estimates.

          Proceeds from sales of investments in debt and marketable equity available-for-sale securities were $3,756,789 and $13,308,960 during 1999 and 1998, respectively. Gross gains of $992,469 and $420,817 were realized on the 1999 and 1998 sales, respectively. No losses were recognized in either 1999 or 1998 on investment security sales. No investment securities were sold during 1997.

                                                        1999
 -------------------------------------------------------------------------------
                                        Before          Tax           Net-of-
                                          Tax         (Benefit)         Tax
                                         Amount        Expense         Amount
--------------------------------------------------------------------------------
Unrealized losses on available-
  for-sale securities                 $(4,810,614)   $(1,624,076)   $(3,186,538)
Less: reclassification adjustment
  for gains realized in net income       (992,469)      (389,148)      (603,321)
--------------------------------------------------------------------------------
Net unrealized losses                 $(5,803,083)   $(2,013,224)   $(3,789,859)
================================================================================

                                                        1998
--------------------------------------------------------------------------------
                                         Before          Tax           Net-of-
                                          Tax         (Benefit)         Tax
                                         Amount        Expense         Amount
--------------------------------------------------------------------------------
Unrealized gains on available-
  for-sale securities                 $   744,785    $   297,070    $   447,715
Less: reclassification adjustment
  for gains realized in net income       (420,817)      (165,002)      (255,815)
--------------------------------------------------------------------------------
Net unrealized gains                  $   323,968    $   132,068    $   191,900
================================================================================

                                                        1997
--------------------------------------------------------------------------------
                                         Before          Tax           Net-of-
                                          Tax         (Benefit)         Tax
                                         Amount        Expense         Amount
--------------------------------------------------------------------------------
Unrealized gains on available-
  for-sale securities                 $ 1,246,423    $   420,897    $   825,526
Less: reclassification adjustment
  for gains realized in net income            649            254            395
--------------------------------------------------------------------------------
Net unrealized gains                  $ 1,247,072    $   421,151    $   825,921
================================================================================

          At December 31, 1999 and 1998, investment securities with a carrying value of $28,100,518 and $25,430,899, respectively, were pledged as collateral to secure public deposits and for other purposes.

          5. Loans

          A summary of loans outstanding at December 31, 1999 and 1998, follows:

                                            1999                 1998
          ---------------------------------------------------------------
          Commercial                    $129,470,314         $ 56,675,361
          Consumer                        62,179,613           37,518,890
          Real estate mortgage           498,534,986          504,933,663
          Other                           10,913,472           11,394,609
          ---------------------------------------------------------------
                                        $701,098,385         $610,522,523
          ===============================================================

          6. Allowance for Loan Losses

          Changes in the allowance for loan losses for the three years ended December 31, 1999, are as follows:

                                          1999           1998           1997
--------------------------------------------------------------------------------
Balance at beginning of year          $ 4,484,504    $ 4,370,209    $ 3,552,378
  Allowance from acquired bank          2,228,482              -        678,235
  Provision for loan losses               750,000        690,000        450,000
  Charge-offs                          (1,163,057)      (799,609)      (381,037)
  Recoveries                              605,051        223,904         70,633
--------------------------------------------------------------------------------
  Net charge-offs                        (558,006)      (575,705)      (310,404)
--------------------------------------------------------------------------------
Balance at end of year                $ 6,904,980    $ 4,484,504    $ 4,370,209
================================================================================

          Total nonaccrual loans were $3,961,527 and $3,245,065 at December 31, 1999 and 1998, respectively.

          7. Loans to Related Parties

          In the ordinary course of business, loans are granted to related parties, which include bank officers, principal shareholders, directors and entities in which such persons are principal shareholders. Loans outstanding at December 31, 1999, and 1998, to such related parties were approximately $23,581,000 and $13,542,000, respectively. During 1999, approximately
$12,994,000 of new loans were made and repayments totaled approximately $2,955,000. Loans to related parties are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectibility.

          8. Premises and Equipment

          A summary of premises and equipment at December 31, 1999 and 1998, is as follows:

                                                1999              1998
          -----------------------------------------------------------------
          Buildings                          $21,094,892       $14,000,208
          Furniture and equipment             20,752,279        12,063,683
          Leasehold improvements               2,961,262         2,385,413
          -----------------------------------------------------------------
                                              44,808,433        28,449,304

          Less accumulated depreciation      (26,747,777)      (17,751,796)
          Land                                 4,758,691         2,635,861
          -----------------------------------------------------------------
                                             $22,819,347       $13,333,369
          =================================================================

          9. Federal Home Loan Bank and Other Borrowings

          Federal Home Loan Bank advances and other borrowings at December 31 are summarized as follows:

                                     1999                      1998
--------------------------------------------------------------------------------
                                          Weighted                  Weighted
                                          Average                   Average
                              Balance       Rate       Balance        Rate
--------------------------------------------------------------------------------
2004                       $ 27,500,000    5.54%     $         -         -%
2008                         20,000,000    5.02                -         -
Open line of credit          14,000,000    4.74       25,000,000      5.13%
Total FHLB advances          61,500,000    5.19       25,000,000      5.13
Notes Payable                39,958,609    7.47        6,750,000      6.94
Securities sold under
  agreement to repurchase    15,733,809    6.25        4,116,677      4.74
Federal funds purchased      12,400,000    5.63                -         -
--------------------------------------------------------------------------------
Total                      $129,592,418    6.06%     $35,866,677      5.43%
================================================================================

          At December 31, 1999, and 1998, advances from the Federal Home Loan Bank totaled $61,500,000 and $25,000,000, respectively.

          The Company has a collateral pledge agreement whereby it agrees to keep on hand, free of all other pledges, loans and encumbrances, performing loans with unpaid principal balances aggregating no less than 167% of the outstanding secured advances. All stock in the Federal Home Loan Bank of Chicago is also pledged as additional collateral for advances.

          The Company has a $40,000,000 line of credit available through April 30, 2000, at 90-day LIBOR plus 1.35%. Outstanding advances under this line totaled $39,958,609 and $6,750,000 at December 31, 1999 and 1998, respectively.

          The Company also has Federal funds purchased and securities sold under repurchase agreements. Federal funds purchased generally mature within one to four days from the transaction date. Securities sold under agreements to repurchase are entered into with customers and nationally recognized securities dealers. Securities sold under agreements to repurchase can have varying maturities. In exchange for the loan, the Company pledges designated collateral, which consists generally of investment securities, to the customer or securities dealer.

          10.  Deposits

          Remaining  contractual  maturities of time deposits for the years 2000
through  2004  and  thereafter  are  $217,047,000,   $45,433,000,   $13,743,000,
$13,489,000 and $10,552,000, respectively.

          11.  Employee Benefit Plans

          The Company has a noncontributory money purchase pension plan covering substantially all employees who meet certain minimum age and service requirements. Annual contributions are fixed based on compensation of participants. Home employees became eligible to participate in the plan upon consummation of the business combination. Home employees received full credit for service with Home for purposes of eligibility and are treated as new hires for purposes of vesting. The Company's contribution to the pension plan for each participant is an amount equal to 4% of the participant's total eligible compensation plus an additional 2% of the participant's eligible compensation in excess of $20,000. The Company's funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes. Company contributions are made annually at the discretion of the board of directors and amounted to $269,425 in 1999, $128,965 in 1998 and $150,334 in 1997. Plan assets are invested in a diversified portfolio of high-quality debt and equity investments.

          The Company sponsors a 401(k) savings plan which covers all full-time employees who have completed one year of service and are at least 21 years old. Home employees became participants of the plan upon consummation of the merger and received credit for prior service for purposes of eligibility and vesting. Company contributions are discretionary. The Company has not made any contributions for 1999, 1998 or 1997.

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

          In addition, Home had an ESOP formed in September 1996. The Home ESOP covered substantially all Home employees age 21 or over with at least 1,000 hours of service. The Home ESOP borrowed $5,607,400 from Home Bancorp and purchased 512,516 common shares. Home committed to make discretionary contributions to the Home ESOP sufficient to meet debt service requirements of the loan over a period of ten years.

          On December 15, 1998, in connection with the merger of Home Bancorp with the Company, common shares held by the Home ESOP were converted into an equivalent number of shares of State Financial using the merger exchange ratio of .914 per share. As discussed in Note 2, in 1999, the Home ESOP sold a sufficient number of shares to repay the ESOP debt (314,025). The remaining 48,840 shares held by the Home ESOP were allocated to Home ESOP participants. During the years ended December 31, 1998, and 1997, 85,587 and 51,252 shares were allocated, respectively. Subsequent to the Home ESOP debt repayment the Home ESOP was merged into the Company 401(k) plan.

          The aggregate activity in the number of unearned ESOP shares follows:

                                          1999          1998           1997
--------------------------------------------------------------------------------
Balance at beginning of year            $445,696      $545,976       $550,658
Shares committed to be released           70,195       100,280         64,682
Additional shares purchased                    -             -         60,000
--------------------------------------------------------------------------------
Balance at end of year                  $375,501      $445,696       $545,976
================================================================================


          At December 31, 1999, the fair value of unearned ESOP shares is $4,506,012. Total ESOP expense recognized for the years ended December 31, 1999, 1998 and 1997, was $269,535, $1,069,000 and $932,000, respectively.

          Recognition and Retention Plan (RRP)

          On April 17, 1997, Home adopted an RRP. The fair value of the Home Bancorp shares on the grant date is amortized to compensation expense as Home's employees and directors become vested in those shares. Shares vested at a rate of 20% per year with the first vesting period ending May 1, 1998.

          As provided for under the plan provisions, all RRP shares granted became fully vested on November 5, 1998, the date the shareholders of Home Bancorp approved Home Bancorp's merger with the Company. The accelerated vesting resulted in additional compensation expense of $3,148,773 for the year ended December 31, 1998, which is classified as part of the merger-related charges. For the years ended December 31, 1998 and 1997, RRP expense totaled $3,898,481 and $599,766, respectively. All shares which were granted under the RRP were distributed to employees during the year ended December 31, 1998.

          12. Income Taxes

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

          Significant components of the provision for income taxes attributable to continuing operations are as follows:

                                    1999             1998            1997
--------------------------------------------------------------------------------
   Current:
     Federal                     $3,647,997      $ 2,890,595      $3,537,080
     State                          561,000          591,000         581,000
--------------------------------------------------------------------------------
                                  4,208,997        3,481,595       4,118,080

   Deferred (credit):
     Federal                         26,000       (1,205,000)       (133,000)
     State                           98,000         (296,000)        (24,000)
--------------------------------------------------------------------------------
                                    124,000       (1,501,000)       (157,000)
--------------------------------------------------------------------------------
                                 $4,332,997      $ 1,980,595      $3,961,080
================================================================================


          Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities of December 31, 1999, and 1998, are as follows:

                                                       1999            1998
--------------------------------------------------------------------------------
Deferred tax assets:
  Federal net operating loss carryforward           $  131,000      $  169,000
  State net operating loss carryforward                598,000         330,000
  Allowance for loan loss                              732,000               -
  Unrealized loss on investment securities           1,892,000               -
  Accumulated depreciation                             460,000               -
  Recognition and Retention Plan                             -       1,399,000
  Unearned income                                      237,000         265,000
  Deferred loan fees                                   144,000         304,000
  Other                                                668,000         378,000
--------------------------------------------------------------------------------
                                                     4,862,000       2,845,000
Valuation allowance for deferred tax assets           (672,000)       (491,000)
--------------------------------------------------------------------------------
Net deferred tax assets                              4,190,000       2,354,000

Deferred tax liabilities:
  FHLB dividends                                    $  157,000      $  157,000
  Accumulated depreciation                                   -          49,000
  Allowance for loan losses                                  -          79,000
  Unrealized gain on investment securities                   -         585,000
  Other                                                866,000         397,000
--------------------------------------------------------------------------------
Total deferred tax liabilities                       1,023,000       1,267,000
--------------------------------------------------------------------------------
Net deferred tax asset                              $3,167,000      $1,087,000
================================================================================

          The income tax expense differs from that computed at the federal statutory corporate tax rate as follows:

                                            1999         1998          1997
--------------------------------------------------------------------------------
Income before income taxes              $11,765,479   $3,137,508   $11,177,885

Income tax expense at the
  federal statutory rate                $ 4,117,918   $1,066,753   $ 3,800,515
Increase (decrease) resulting from:
  Tax-exempt interest income               (600,000)    (532,000)     (322,000)
  State income taxes, net of
    federal income tax benefit              429,000      195,000       367,569
  Nondeductible merger-related
    expenses                                228,000      932,000             -
  Goodwill amortization                     486,000      291,000             -
  Increase (decrease) in valuation
    allowance for deferred
    tax assets                              (35,000)     (35,000)       39,000
  Other                                    (292,921)      62,842        75,996
--------------------------------------------------------------------------------
                                        $ 4,332,997   $1,980,595   $ 3,961,080
================================================================================


          At December 31, 1999, the Company had federal net operating loss carryforwards of approximately $334,000 and state net operating loss carryforwards of approximately $11,929,000. The federal net operating loss carryforwards and $334,000 of state net operating loss carryforwards are subject to an annual limitation of approximately $100,000 and are available to reduce future tax expense through the year ending December 31, 2009. The remaining state net operating loss carryforwards expire in years 2000 through 2014.

          Retained earnings at December 31, 1999, and 1998, include $4,798,000 for which no provision for federal income tax has been made. Home qualified under provisions of the Internal Revenue Code that permitted it to deduct from taxable income an allowance for bad debts that differed from the provision for losses charged to income for financial reporting purposes. If income taxes had been provided, the deferred tax liability would have been approximately $1,800,000.

          13. Restrictions on Subsidiaries' Dividends, Loans or Advances

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

          As of December 31, 1999, the Banks had net retained earnings of $5,217,787, which are available for distribution to the Company as dividends without prior regulatory approval.

          Under Federal Reserve Bank regulations, the Banks are limited as to the amount they may loan to their affiliates, including the Company, unless such loans are collateralized by specified obligations. At December 31, 1999, the maximum amount available for transfer from the Banks to the Company in the form of loans approximated 10% of the Banks' consolidated net worth.

          13.  Restrictions  on  Subsidiaries'  Dividends,   Loans  or  Advances
(continued)

          The Office of Thrift Supervision (OTS) imposes limitations upon all capital distributions by savings institutions, including cash dividends. An institution that exceeds all fully phased-in capital requirements before and after a proposed capital distribution (Tier 1 Association), and has not been advised by the OTS that it is in need of more than normal supervision, could, after prior notice but without the approval of the OTS, make capital distributions during a calendar year up to the higher of (i) 100% of its net income to date during the calendar year plus the amount that would reduce by one-half its surplus capital ratio (the excess capital over its fully phased-in capital requirements) at the beginning of the calendar year; or (ii) 75% of its net income over the most recent four-quarter period. Any additional capital distributions would require prior regulatory approval. The OTS has the ability to object to a capital distribution notice on safety and soundness grounds.

          14. Stockholders' Equity

          On July 27, 1999, the Board of Directors of the Company declared a dividend of one preferred share purchase right (a Right) for each outstanding share of common stock, $.10 par value, of the Company. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Class A Preferred Stock, $1 par value (the Preferred Shares), of the Company at a price of $70 per one one-thousandth of a Preferred Share, subject to adjustment. The Rights are not exercisable until the earlier to occur of (i) a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of the outstanding Common Shares or (ii) ten business days following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of such outstanding Common Shares. The Rights will expire on July 27, 2009. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $10 per share but will be entitled to an aggregate dividend of 1,000 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $1,000 per share but will be entitled to an aggregate payment of 1,000 times the payment made per Common Share.

          Each Preferred Share will have 1,000 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 1,000 times the amount received per Common Share. These rights are protected by customary antidilution provisions. Because of the nature of the Preferred Shares' dividend, voting and liquidation rights, the value of the one one-thousandth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

          15. Financial Instruments With Off-Balance-Sheet Risk

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

          The Company's maximum exposure to credit loss for loan commitments (unfunded loans and unused lines of credit) and standby letters of credit outstanding at December 31, 1999, were $86,592,000 and $4,439,000, respectively. All such arrangements expire in 2000. Loan commitments and standby letters of credit were $63,343,000 and $1,360,000, respectively, at December 31, 1998.

          16. Leases

          The Company rents space for banking facilities under operating leases. Certain leases include renewal options and provide for the payment of building operating expenses and additional rentals based on adjustments due to inflation. Rent expense under operating leases totaled approximately $517,500, $453,583 and $563,720 in 1999, 1998 and 1997, respectively.

          Future minimum payments for the years indicated under noncancelable operating leases with initial terms of one year or more consisted of the following at December 31, 1999:

                    2000                   $  476,000
                    2001                      436,000
                    2002                      437,250
                    2003                      434,000
                    2004                      419,000
                    Thereafter              1,402,000
                    ---------------------------------
                                          $ 3,604,250
                    =================================

          Minimum rentals for 2000 include $106,000 relative to space used by the Banks which is leased from a partnership, two partners of which are also directors of the Company.

          17. Regulatory Capital

          The Company and subsidiary Banks are subject to various regulatory capital requirements administered by state and federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company and subsidiary Banks' financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and subsidiary Banks must meet specific capital guidelines that involve quantitative measures of the Company and subsidiary Banks' assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company and subsidiary Banks' capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

          Quantitative measures established by regulation to ensure capital adequacy require the Company and subsidiary Banks to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1999, that the Company and subsidiary Banks meet all capital adequacy requirements to which they are subject.

          As of December 31, 1999, the most recent notification from state regulators categorized the Company and subsidiary Banks as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Company and subsidiary Banks must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institutions' category.

          The Company and subsidiary Banks' actual, minimum and well-capitalized capital amounts and ratios are also presented in the table (dollars in thousands).

                                                                  To Be Well
                                                               Capitalized Under
                                            For Capital        Prompt Corrective
                                         Adequacy Purposes     Action Provisions            Actual
-------------------------------------------------------------------------------------------------------
                                           Amount   Ratio        Amount   Ratio        Amount     Ratio
-------------------------------------------------------------------------------------------------------
As of December 31, 1999

Total Capital
(to Risk Weighted Assets):
  Consolidated                             $50,984    8%        $63,730    10%        $103,187    16.2%
  State Financial Bank                      18,070    8          22,588    10           25,791    11.4
  State Financial Bank - Waterford           3,341    8           4,176    10            4,485    10.7
  State Financial Bank - Illinois            4,073    8           5,092    10            7,404    14.5
  Home Federal Savings                      16,850    8          21,062    10           66,085    31.4
  Bank of Northern Illinois                  8,408    8          10,510    10           15,866    15.1

Tier I Capital
(to Risk Weighted Assets):
  Consolidated                              25,492    4          38,238     6           96,282    15.1
  State Financial Bank                       9,035    4          13,553     6           23,542    10.4
  State Financial Bank - Waterford           1,670    4           2,506     6            3,962     9.5
  State Financial Bank - Illinois            2,037    4           3,055     6            6,766    13.3
  Home Federal Savings                       8,425               12,637     6           64,806    30.8
  Bank of Northern Illinois                  4,204    4           6,306     6           14,544    13.8

Tier I Capital
(to Average Assets):
  Consolidated                              42,706    4          53,382     5           96,282     9.0
  State Financial Bank                      11,940    4          14,926     5           23,542     7.9
  State Financial Bank - Waterford           2,296    4           2,870     5            3,962     6.9
  State Financial Bank - Illinois            3,162    4           3,953     5            6,766     8.6
  Home Federal Savings                      16,052    4          20,065     5           64,806    16.1
  Bank of Northern Illinois                  8,953    4          11,192     5           14,544     6.5

As of December 31, 1998

Total Capital
(to Risk Weighted Assets):
  Consolidated                             $41,674    8%        $52,092    10%        $128,371    24.6%
  State Financial Bank                      15,908    8          19,885    10           24,951    12.5
  State Financial Bank - Waterford           2,950    8           3,687    10            4,348    11.8
  State Financial Bank - Illinois            3,732    8           4,665    10            6,933    14.9
  Home Federal Savings                      18,046    8          22,558    10           73,604    32.6

Tier I Capital
(to Risk Weighted Assets):
  Consolidated                              20,837    4          31,255     6          123,897    23.8
  State Financial Bank                       7,954    4          11,931     6           22,888    11.5
  State Financial Bank - Waterford           1,475    4           2,212     6            3,886    10.5
  State Financial Bank - Illinois            1,866    4           2,799     6            6,349    13.6
  Home Federal Savings                         N/A    N/A        13,535     6           72,425    32.11

Tier I Capital
(to Average Assets):
  Consolidated                              32,538    4          40,673     5          123,896    15.2
  State Financial Bank                      11,174    4          13,968     5           22,889     8.2
  State Financial Bank - Waterford           2,103    4           2,628     5            3,887     7.4
  State Financial Bank - Illinois            3,133    4           3,916     5            6,370     8.1
  Home Federal Savings                      11,502    3          19,170     5           72,425    18.9

          18. Stock Plans and Options

          At the Annual Shareholders Meeting held on May 13, 1998, the shareholders approved the 1998 Stock Incentive Plan allowing for the grant of restricted stock incentive stock options and nonqualified options to officers, directors and key consultants of the Company (the 1998 Plan). The 1998 Plan replaced previous similar plans. Options are exercisable at a price equal to the fair market value of the shares at the time of the grant. Options must be exercised within ten years after grant.

          On April 17, 1997, Home adopted a stock option plan (Home Plan) pursuant to which Home's board of directors may grant stock options to directors, officers and employees of Home. Substantially all options were granted in 1997. The exercise price is equal to the fair market value of the common stock at the date of grant, and the option term cannot exceed ten years. On December 15, 1998, in connection with the merger of Home with State Financial, all common stock options under the plan became fully vested and were converted into an equivalent number of options to purchase shares of State
Financial using the merger exchange ratio of .914 per share. On an adjusted basis, options to purchase 640,645 shares were authorized under the Home Plan.

          A summary of all restricted stock and stock option transactions follows:

                                       Number of
                                       Shares of                      Number          Total
                                       Restricted                     of Stock        Number
                                         Stock          Price         Options         Price        of Shares
------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995             11,163     $5.07 - $8.11     108,296     $3.85 - $9.26     119,459
  Granted                                     -                 -       8,165      9.55 - 13.03       8,165
  Vested restricted stock                (2,074)     6.87 -  7.52           -                 -      (2,074)
  Exercised                                   -                 -     (23,240)     3.85 -  8.11     (23,420)
  Canceled                                    -                 -        (726)     5.07 -  6.87        (726)
------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996              9,089      5.07 -  8.11      92,315      3.85 - 13.03     101,404
  Granted                                   600             21.87     646,712     14.15 - 21.87     647,312
  Vested restricted stock                (7,517)     5.07 -  8.11           -                 -      (7,517)
  Exercised                                   -                 -     (20,113)     4.22 -  8.11     (20,113)
  Canceled                                    -                 -      (1,555)     5.07 -  8.25      (1,555)
------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997              2,172      5.07 - 21.87     717,359      3.85 - 21.87     719,531
  Granted                                     -                 -       7,000             15.53       7,000
  Vested restricted stock                  (519)            22.00           -                 -        (519)
  Exercised                                   -                 -     (22,637)     4.23 - 14.15     (22,637)
  Canceled                                    -                 -        (774)     8.11 - 13.03        (774)
------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998              1,653             22.00     700,948      3.85 - 21.87     702,601
  Granted                                 1,500             15.69       2,950             15.69       4,450
  Vested restricted stock                     -                 -           -                 -           -
  Exercised                                   -                 -     (15,167)     4.23 - 13.03     (15,167)
  Canceled                                    -                 -      (1,361)    13.03 - 15.53      (1,361)
------------------------------------------------------------------------------------------------------------
Balance at December 31, 1999              3,153            $22.00     687,370     $3.85 - $21.87    690,523
============================================================================================================


          At December 31, 1999, the weighted-average remaining contractual life of outstanding options was seven years at a weighted-average exercisable price of $15.78 per share.

          19. Fair Values of Financial Instruments

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

          Federal Home Loan Bank Advances

          The fair value of FHLB advances is estimated using a discounted cash flow calculation that applies rates quoted by the FHLB as of the measurement date to a schedule of aggregate contractual maturities of such liabilities at such date.

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

          The carrying amounts and fair values of the Company's financial instruments consist of the following at December 31, 1999 and 1998:

                                                    1999                             1998
----------------------------------------------------------------------------------------------------
                                          Carrying          Fair          Carrying          Fair
                                           Amount           Value          Amount           Value
----------------------------------------------------------------------------------------------------
Cash and due from banks                 $ 51,710,232    $ 51,710,232    $ 31,028,203    $ 31,028,203
Interest-bearing bank balances             7,128,225       7,128,225      29,793,241      29,793,241
Federal funds sold                           945,576         945,576       8,508,387       8,508,387
Commercial paper                                   -               -      12,900,000      12,900,000
Investment securities                    221,935,401     221,968,305     104,995,068     105,184,229
Loans                                    701,098,385     688,364,567     610,522,523     612,190,282
Accrued interest Loans held
  for sale                               48,002,714       48,002,714       1,910,881       1,910,881
Deposits                                847,050,564      847,864,552     652,904,886     656,566,765
Accrued interest receivable               5,810,538        5,810,538       4,485,332       4,485,332
Notes payable                            39,958,609       39,958,609       6,750,000       6,750,000
Securities sold under agreement
  to repurchase                          15,733,809       15,733,809       4,116,677       4,116,677
Federal funds purchased                  12,400,000       12,400,000      25,000,000      25,000,000
Accrued interest payable                  2,193,555        2,193,555       1,688,290       1,688,920
Federal Home Loan Bank advances          61,500,000       61,500,000      25,000,000      25,000,000
====================================================================================================

          20. Segment Information

Description of Reportable Segments

          The Company evaluates segment performance for each subsidiary bank, which is differentiated primarily by geographic location. The Company has five reportable segments: State Financial Bank (Wisconsin), State Financial Bank in Waterford; State Financial Bank (Illinois), Home Federal Savings and Loan Association of Elgin and Bank of Northern Illinois, N.A. Each Bank provides a full range of retail and commercial banking services. Additionally, State Financial Bank (Illinois) provides insurance brokerage services. Home provides primarily one- to four-family residential mortgage lending funded by retail deposits.

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

          Segment Profit and Loss Statements and Other Information

          The following tables contain profit (loss) statements for each of the subsidiary banks for the years ended December 31, 1999, and 1998:

                                                                  Year ended December 31, 1999
------------------------------------------------------------------------------------------------------------------------------------
                                                                          Home Federal
                                                 State        State       Savings and
                                   State       Financial     Financial        Loan         Bank of
                                 Financial       Bank -       Bank -      Association      Northern
                                    Bank       Waterford     Illinois       of Elgin     Illinois, N.A.  All Other     Consolidated
------------------------------------------------------------------------------------------------------------------------------------
Interest income                $ 21,292,893   $ 3,910,039   $ 5,482,698   $ 26,812,935   $  7,262,465   $  856,210   $   65,617,240
Interest expense                  8,185,662     1,748,478     2,576,102     13,668,256      3,335,889      617,655       30,132,042
------------------------------------------------------------------------------------------------------------------------------------
Net interest income              13,107,231     2,161,561     2,906,596     13,144,679      3,926,576      238,555       35,485,198
Provision for loan losses           300,000        30,000       240,000        120,000         60,000            -          750,000
------------------------------------------------------------------------------------------------------------------------------------
Net interest income after
  provision for loan losses      12,807,231     2,131,561     2,666,596     13,024,679      3,866,576      238,555       34,735,198
Other income                      3,680,885       358,517       857,372      1,256,140      1,003,566      836,686        7,993,166
Merger-related charges                    -             -             -             -               -            -                -
Other noninterest expense        10,101,826     1,852,483     3,367,506      9,682,224      4,080,659    1,878,187       30,962,885
------------------------------------------------------------------------------------------------------------------------------------
Income (loss) before income
  taxes                           6,386,290       637,595       156,462      4,498,595        789,483     (802,946)      11,765,479
Income taxes                      1,932,419       184,190       167,423      1,785,082        478,972     (215,089)       4,332,997
------------------------------------------------------------------------------------------------------------------------------------
Net income                     $  4,453,871   $   453,405   $   (10,961)  $  2,813,513   $    310,511   $ (587,857)       7,432,482
====================================================================================================================================
Total assets                   $305,294,734   $58,183,639   $79,204,160   $411,152,903   $228,187,449   $8,001,456   $1,090,024,341
====================================================================================================================================



                                                                  Year ended December 31, 1998
--------------------------------------------------------------------------------------------------------------------
                                                                          Home Federal
                                                 State        State       Savings and
                                   State       Financial     Financial        Loan
                                 Financial       Bank -       Bank -      Association
                                    Bank       Waterford     Illinois       of Elgin       All Other   Consolidated
--------------------------------------------------------------------------------------------------------------------
Interest income                $ 20,935,463   $ 3,823,423   $ 6,240,364   $ 26,562,628   $    24,960   $ 57,586,838
Interest expense                  8,591,552     1,841,284     3,496,908     11,876,189       116,657     25,922,590
--------------------------------------------------------------------------------------------------------------------
Net interest income              12,343,911     1,982,139     2,743,456     14,686,439       (91,697)    31,644,248
Provision for loan losses           300,000        30,000       240,000        120,000             -        690,000
--------------------------------------------------------------------------------------------------------------------
Net interest income after
  provision for loan losses      12,043,911     1,952,139     2,503,456     14,566,439       (91,697)    30,974,248
Other income                      3,669,152       400,772     1,223,697      1,138,617       532,490      6,964,728
Merger-related charges              222,830             -             -      6,834,058       860,725      7,917,613
Other noninterest expense         9,248,979     1,736,632     3,731,499     11,566,242       600,503     26,833,855
--------------------------------------------------------------------------------------------------------------------
Income (loss) before
  income taxes                    6,241,254       616,279        (4,346)    (2,695,244)   (1,020,435)     3,137,508
Income taxes                      1,994,411       198,192        95,526       (230,043)      (77,491)     1,980,595
--------------------------------------------------------------------------------------------------------------------
Net income                     $  4,246,843   $   418,087   $   (99,872)  $ (2,465,201)  $  (942,944)  $  1,156,913
====================================================================================================================================

Total assets                   $279,299,451   $60,856,396   $83,346,810   $397,382,333   $ 7,483,533   $828,368,523
====================================================================================================================================

          21.  State  Financial  Services   Corporation  (Parent  Company  Only)
Financial Information

          Financial statements of the Company at December 31, 1999 and 1998, and for the three years ended December 31, 1999, follow:


                                 BALANCE SHEETS

                                                           December 31,
--------------------------------------------------------------------------------
                                                      1999             1998
--------------------------------------------------------------------------------
Assets
Cash and cash equivalents                         $  1,242,495     $ 14,608,694
Investments:
  Available-for-sale                                 3,964,294        3,927,711
  Held-to-maturity                                     100,000          100,000
Investment in State Financial Bank (Wisconsin)      22,939,443       23,462,124
Investment in State Financial Bank - Waterford       5,072,511        5,231,692
Investment in State Financial Mortgage Company         402,626          344,305
Investment in State Financial Bank - Illinois       11,850,454       12,392,445
Investment in Home Federal Savings and
  Loan Association                                  64,793,588       72,424,604
Investment in Bank of Northern Illinois, N.A.       32,749,039                -
Investment in Lokken, Chestnut & Cape                2,228,736        2,362,175
Loans receivable from subsidiaries                     241,886        4,207,063
Recoverable income taxes                             3,172,931        2,643,893
Fixed assets                                           189,843          173,309
Other assets                                         1,315,559          478,992
--------------------------------------------------------------------------------
Total assets                                      $150,263,505     $142,357,007

Liabilities
Accrued expenses and other liabilities            $    637,343     $    969,728
Notes payable                                       39,958,609        6,750,000

Shareholders' equity
Common stock                                         1,009,269        1,007,602
Additional paid-in capital                          94,923,187       94,153,564
Retained earnings                                   46,812,497       43,748,273
Accumulated other comprehensive income              (2,709,310)       1,080,549
Unearned shares held by ESOP                        (5,131,608)      (5,352,709)
Unearned shares acquired by Recognition
  and Retention Plan                                         -                -
Treasury stock                                     (25,236,482)               -
--------------------------------------------------------------------------------
Total shareholders' equity                         109,667,553      134,637,279
--------------------------------------------------------------------------------
Total liabilities and shareholders' equity        $150,263,505     $142,357,007
================================================================================

          21.  State  Financial  Services   Corporation  (Parent  Company  Only)
Financial Information (continued)

                              STATEMENTS OF INCOME

                                               Year ended December 31,
--------------------------------------------------------------------------------
                                          1999           1998           1997
--------------------------------------------------------------------------------
Income:
  Dividends                          $ 19,300,000    $ 4,575,000    $ 4,225,000
  Interest                                682,157      1,387,670      2,179,353
  Management fees                       1,404,738      1,161,625        781,870
  Other                                   780,540        431,402         36,260
--------------------------------------------------------------------------------
                                       22,167,435      7,555,697      7,222,483

Expenses:
  Interest                              1,160,430        130,222        120,283
  Other                                 2,492,910      9,650,631      3,049,862
--------------------------------------------------------------------------------
                                        3,653,340      9,780,853      3,170,145
--------------------------------------------------------------------------------

Income (losses) before
  income tax credit and
  equity in undistributed
  net income of subsidiaries           18,514,095     (2,225,156)     4,052,338
Income (taxes) credit                     273,166      1,528,092         33,988
--------------------------------------------------------------------------------
                                       18,787,261       (697,064)     4,086,326

Equity in undistributed net
  income (excess of net income
  of subsidiaries over dividends)     (11,354,779)     1,853,977      3,130,479
--------------------------------------------------------------------------------
Net income                           $  7,432,482    $ 1,156,913    $ 7,216,805
--------------------------------------------------------------------------------

          21.  State  Financial  Services   Corporation  (Parent  Company  Only)
Financial Information (continued)

                            STATEMENTS OF CASH FLOWS


                                               Year ended December 31,
--------------------------------------------------------------------------------
                                          1999           1998           1997
--------------------------------------------------------------------------------
Operating activities

Net income                           $  7,432,482    $ 1,156,913    $ 7,216,805
Adjustments to reconcile net
  income to net cash provided
  by operating activities.
    Equity in undistributed income     11,354,779     (1,853,977)    (3,130,479)
    Provision for depreciation             70,110         52,236         60,285
    Increase in recoverable income
      taxes                              (529,038)    (1,965,548)       (48,892)
    Accretion of discounts                      -              -       (210,166)
    Cost of Recognition and
      Retention Plan stock                      -      3,898,481        599,767
    Realized investment securities
      losses (gains), net                (739,095)      (399,104)           649
    Other                                (340,523)           903       (157,259)
--------------------------------------------------------------------------------
Net cash provided by operating
  activities                           17,248,715        889,904      4,330,710

Investing activities

Purchase of investment securities               -              -              -
Maturities of investment securities             -              -     26,150,000
Purchases of securities available
  for sale                             (6,498,828)    (3,390,024)      (395,548)
Maturities of securities available
  for sale                              2,810,092              -      1,550,000
Sale of securities available for
  sale                                  3,196,977      1,294,466        979,915
Decrease (increase) in loans
  receivable from subsidiaries          3,965,077        699,412        560,740
Retirement of Home ESOP                (3,970,077)             -              -
Purchase of premises and equipment        (86,644)      (114,485)       (24,463)
Acquisition of subsidiaries           (33,686,273)    (2,243,609)   (10,865,462)
Additional investment in
  subsidiaries                           (343,209)    (1,407,711)      (100,000)
--------------------------------------------------------------------------------
Net cash provided (used) by
  investing activities                (34,612,885)    (5,342,009)    17,855,182

Financing activities

Proceeds (repayment) of notes
  payable                              33,208,609      2,850,000      2,938,156
Decrease (increase) in guaranteed
  ESOP obligation                         221,101         96,855     (1,033,222)
Cash dividends                         (4,368,257)    (5,291,432)    (3,591,252)
Purchased Recognition and Retention
  Plan stock                                    -              -     (4,498,248)
Purchase of treasury stock            (25,236,482)    (3,287,456)    (2,469,602)
Issuance of common stock in
  acquisition                                   -      2,410,199              -
Proceeds from exercise of stock
  options                                 173,000        239,653        344,126
--------------------------------------------------------------------------------
Net cash provided (used) by
  financing activities                  3,997,971     (2,982,181)    (8,280,042)
--------------------------------------------------------------------------------
Increase (decrease) in cash and
  cash equivalents                    (13,366,199)    (7,434,286)    13,905,850
Cash and cash equivalents at
  beginning of year                    14,608,694     22,042,980      8,137,130
--------------------------------------------------------------------------------
Cash and cash equivalents at
  end of year                        $  1,242,495    $14,608,694   $ 22,042,980
================================================================================

Investor Information

          Market Price and Dividends for Common Stock

          At March 10, 2000, there were approximately 1,416 shareholders of record and 3,779 estimated additional beneficial shareholders for an approximate total of 5,195 shareholders of the Company's Common Stock.

          Holders of Common Stock are entitled to receive dividends as may be declared by the Company's Board of Directors and paid from time to time out of funds legally available; therefore; the Company's ability to pay dividends depends upon its subsidiary Banks' ability to pay dividends which is regulated by banking statutes. The declaration of dividends by the Company is discretionary and will depend on operating results, financial condition, regulatory limitations, tax considerations, and other factors. See Note 13 to the Consolidated Financial Statements for information concerning restrictions on the payment of dividends. Although the Company has regularly paid dividends since its inception in 1984, there can be no assurance that such dividends will be paid in the future.

          The following table sets forth the historical market price of and dividends declared with respect to Common Stock since January 1, 1998. All figures have been restated to give effect to the 6 for 5 stock split declared in January 1998 as if it had occurred as of January 1, 1998.

                                             Price              Cash
Quarter Ended                           High       Low        Dividend
--------------------------------------------------------------------------------
 March 31, 1998                       $ 29.27    $ 25.75       $ 0.12
 June 30, 1998                          26.00      20.94         0.12
 September 30, 1998                     23.50      15.50         0.12
 December 31, 1998                      20.00      14.75         0.12

 March 31, 1999                       $ 15.13    $ 12.00       $ 0.12
 June 30, 1999                          16.00      11.63         0.12
 September 30, 1999                     17.50      14.56         0.12
 December 31, 1999                      16.63      10.88         0.12


          Stock Listing

          State Financial Services Corporation's Common Stock is traded on the Nasdaq National Market tier of the Nasdaq Stock Market ("Nasdaq")under the symbol "SFSW." Nasdaq is a highly-regulated electronic securities market comprised of competing Market Makers whose trading is supported by a communications network linking them to quotation dissemination, trade reporting, and order execution systems. This market also provides specialized automation services for screen-based negotiations of transactions, on-line comparison of transactions, and a range of informational services tailored to the needs of the securities industry, investors, and issuers. Nasdaq is operated by The Nasdaq Stock Market, Inc., a wholly-owned subsidiary of the National Association of Securities Dealers, Inc.

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

          Form 10-K

          The Company's annual report on Form 10-K for the year ended December 31, 1999 as filed with the Securities and Exchange Commission is available upon request without charge to shareholders of record. Please contact Michael A. Reindl, Senior Vice President, Controller, and Chief Financial Officer, State Financial Services Corporation, 10708 West Janesville Road, Hales Corners, Wisconsin 53130, or call (414) 425-1600.

          Annual Meeting

          The annual meeting of shareholders of State Financial Services Corporation will be held at 4:00 P.M. (CDT) on Wednesday, May 3, 2000, at the Tuckaway Country Club, 6901 West Drexel Avenue, Franklin, WI.

          Financial Information

          Michael  A.  Reindl
          Senior Vice President, Controller, and Chief Financial Officer State Financial Services Corporation
          10708 West Janesville Road
          Hales Corners, Wisconsin 53130
          (414) 425-1600

          Transfer Agent

          Firstar Trust Company
          Investor  Services
          1555 North  RiverCenter Drive
          Milwaukee, WI 53212
          (800) 637-7549
          (414) 276-3737

                      State Financial Services Corporation

Directors

Michael J. Falbo - President and CEO
Jerome J. Holz - Chairman of the Board
Richard A. Horn
Ulice Payne, Jr.
Thomas S. Rakow
David M. Stamm
Barbara E. Weis

Officers

Linda L. August - Auditor
Beth J. Bahr - Vice President, Human Resources Officer
John B. Beckwith - Senior Vice President
Donna M. Bembenek - Vice President and Director of Marketing
Donald J. Buechler - Loan Review Officer
Carl R. Cecelia - Vice President, Audit, Loan Review, and Compliance Christopher M. Hefter - Information Systems Officer
Annette F. Esteves - Assistant Vice President and
     Assistant Controller
Michael J. Falbo - President and Chief Executive Officer
Jerome J. Holz - Chairman of the Board and Vice President
Philip F. Hudson - Senior Vice President
Melanie M. Murphy - Assistant Vice President and
     Assistant Controller
Michael A. Reindl - Senior Vice President, Controller and Chief
     Financial Officer; Secretary/Treasurer
Daniel L. Westrope - Senior Vice President
Andrea Williamson - Compliance Officer


                              Banking Subsidiaries

                        State Financial Bank (Wisconsin)

Directors

Bruce Arbit
John B. Beckwith, President
Michael J. Falbo, Vice Chairman & CEO
Michael Green
Jerome J. Holz, Chairman of the Board
Richard A. Horn
Philip F. Hudson,
Roger H. Kriete
Peyton A. Muehlmeier
Robert R. Spitzer
David M. Stamm
Judith Stathas
Barbara E. Weis

                   State Financial Bank (Wisconsin) continued

Directors Emeritus

Gordon Banerian
Dr. Charles Wilson
Cyril Zvonar

Office Locations

Brookfield (262) 789-9003
Glendale (414) 351-7400
Greenfield (414) 281-2500
Hales Corners (414) 425-1600
Milwaukee/University (414) 961-5800
Muskego (262) 679-2800
Waukesha (262) 544-1750

                        State Financial Bank - Waterford

Directors

Michael J. Falbo
Jerome J. Holz
Frances M. Koukol
Thomas M. Lilly, President and CEO
Gary Schildt
Robert R. Spitzer, Chairman of the Board

Director Emeritus

Charles M. Noll

Office Locations

Burlington (262) 763-9955
Elkhorn (262) 742-1600
Waterford (262) 534-3151

                        State Financial Bank (Illinois)

Directors

Susan J. Dubs, President
Ronald S. Erdmann
Bruce Everly
Michael J. Falbo
Jerome J. Holz
Philip Hudson, Chairman of the Board and CEO
Daniel L. Westrope
Charles F. Wonderlic

Office Locations

Richmond (815) 678-2461
Libertyville (847) 680-1077

                         Home Federal Savings and Loan

Association of Elgin

Directors

Michael J Falbo, Chairman of the Board
Orval M. Graening
Henry R. Hines
Jerome J. Holz
Donald E. Laird
Leigh C. O'Connor
Thomas S. Rakow
Richard S. Scheflow
Daniel L. Westrope, President and CEO

Office Locations

Bartlett (630) 830-3434
Crystal Lake (815) 459-5880
Elgin (847) 742-3800
Roselle (630) 893-0020
South Elgin (847) 741-9555

                         Bank of Northern Illinois N.A.

Directors

Jay Burgess
Michael J. Falbo, Chairman of the Board
Robert Franz
Barbara Gordon
Jerome J. Holz
Philip F. Hudson, Vice Chairman
John Moulis
Frank Mynard, President & CEO

Office Locations

Waukegan (847) 623-3800
Gurnee (847) 623-3800
Libertyville (847) 623-3800
Glen Oak (847) 724-9000
Glenview (847) 724-9000



                               Other Subsidiaries

                        State Financial Investments Inc.

John B. Beckwith, President
Gary R. Dunham, Vice President
Telephone (847) 587-4710

                        State Financial Insurance Agency

Daniel L. Westrope, President
Leon M. Johnson, Vice President
Telephone (414) 525-3148

                        State Financial Mortgage Company

Thomas M. Lilly, President

                            Lokken, Chesnut, & Cape

Jeffrey M. Lokken, CEO
James C. Naleid, President
Paul H. Robinson, Secretary/Treasurer
Telephone (800) 658-9423




Deposits in State Financial Bank, State Financial Bank - Waterford, State Financial Bank (Illinois), Home Federal Savings and Loan Association of Elgin and Bank of Northern Illinois, N.A. are FDIC insured up to $100,000.